Form 20-F
period 2017-04-30
STARCORE INTERNATIONAL MINES LTD.
filed 2017-07-31
CIK 1301713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

[]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[ ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from ____________ to ____________

Commission file number 000-50922

STARCORE INTERNATIONAL MINES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 750 – 580 Hornby Street, Box 113
Vancouver, British Columbia, Canada V6C 3B6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] YES [ ] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ ] YES [] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
[ ] ITEM 17 [X] ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] YES [X] NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] YES [ X] NO

TABLE OF CONTENTS

Page

CURRENCY AND MEASUREMENT	1
RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS	1
CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES	2
Forward-Looking Statements	3
STATUS AS AN EMERGING GROWTH COMPANY	4
PART I	4
Financial Information And Accounting Principles	4
Item 1 Identity of Directors, Senior Management and Advisers	5
Item 2 Offer Statistics and Expected Timetable	5
Item 3 Key Information	5
A. Selected Financial Data	5
B. Capitalization and Indebtedness	6
Item 4 Information on our Company	17
A. History and Development of our Company	17
B. Our Business Overview	17
C. Organizational Structure	20
D. Property, Plants and Equipment	23
Item 5 Operating and Financial Review and Prospects	41
A. Operating Results	41
B. Liquidity and Capital Resources	46
C. Research and Development, Patents and Licenses, etc.	46
D. Trend Information	47
E. Off-Balance Sheet Arrangements	47
F. Tabular Disclosure of Contractual Obligations	47
G. Safe harbor.	47
Item 6 Directors, Senior Management and Employees	47
A. Directors and Senior Management	47
B. Compensation	50
C. Board Practices	54
D. Employees	55
E. Share Ownership	56
Item 7 Major Shareholders and Related Party Transactions	59
A. Major Shareholders	59
B. Related Party Transactions	59
C. Interests of experts and counsel	60
Item 8 Financial Information	60
A. Consolidated Statements and Other Financial Information	60
B. Significant Changes	60
Item 9 The Offer and Listing	61
A. Offer and Listing Details	61
B. Plan of Distribution	61
C. Markets	61
D. Selling shareholders	61
E. Dilution	61
F. Expenses of the issue	61

Item 10 Additional Information	61
A. Share capital.	61
Not applicable for annual reports	61
B. Memorandum and articles of association.	61
This information is included in the 20F Registration Statement filed on August 12, 2016 and has not changed, except in connection with David Gunning’s resignation as Director and Chief Operation Officer.	61
C. Material Contracts	61
D. Exchange Controls	61
E. Taxation	62
F. Dividends and Paying Agents	69
G. Statement by Experts	69
H. Documents on Display	69
I. Subsidiary Information	69
Item 11 Quantitative and Qualitative Disclosures About Market Risk	69
Item 12 Description of Securities Other than Equity Securities	70
Item 13 Defaults, Dividend Arrearages and Delinquencies	70
Item 14 Material Modifications to the rights of Security Holders and Use of Proceeds	70
Item 15 Controls and Procedures	70
Item 16	70
Item 17 Financial Statements	72
Item 18 Financial Statements	72
Item 19 Exhibits	72

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated.

Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS

The discussion of mineral deposit classifications in this Annual Report adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining ("CIM") 2014. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely "resources" (potential for economic viability) and "reserves" (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

Mineral Resource	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
Inferred Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
1

Indicated Mineral Resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors - including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors (collectively, “Modifying Factors”) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.
Measured Mineral Resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
Mineral Reserve	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors, which are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.
Probable Mineral Reserve	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

This Annual Report on Form 20-F uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this Annual Report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein may not be comparable to similar information disclosed by companies in the United States.

This Annual Report on Form 20-F uses the terms “probable mineral reserve” and “proven mineral reserve”, as permitted under NI 43-101. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates calculated in accordance with Canadian standards may not qualify as “reserves” under SEC standards.

In addition, this Annual Report on Form 20-F uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Annual Report is economically or legally mineable.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

Forward-Looking Statements

Except for the statements of historical fact contained herein, some information presented in this Annual Report constitutes forward-looking statements. When used in this Annual Report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, lack of commercially exploitable mineral reserves, future prices of precious metals and minerals, as well as those factors discussed in the section entitled “Risk Factors” beginning on page 7, below. Although our Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this Annual Report speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

As used in this Annual Report, the terms “we”, “us” and “our” mean Starcore International Mines Ltd. and all of our wholly owned subsidiaries, unless otherwise indicated.

STATUS AS AN EMERGING GROWTH COMPANY

Our Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act, and we will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which our Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our Company's fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective Registration Statement under the Securities Act; (c) the date on which our Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which our Company is deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b–2. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

Generally, a company that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal controls over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant company (auditor discussion and analysis).

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the Jumpstart Our Business Startups Act (commonly referred to as the “JOBS Act”), an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected to utilize this extended transition period. However, while we have elected to utilize this extended transition period, our audited consolidated financial statements as of April 30, 2017 reflect the adoption of all required accounting standards for Canadian public companies.

On December 14, 2015, the Company consolidated its share capital on the basis of every four shares being consolidated to one share. Unless otherwise noted, where the Company reports on share capital and securities issued or issuable, the information herein should be read on the basis of pre-consolidated numbers if the information is prior to December 14, 2015, or post-consolidated numbers if after December 14, 2015.

PART I

Financial Information And Accounting Principles

The financial statements and summaries of financial information contained in this document are reported in Canadian dollars (“$”) unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”).

In May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months. Our financial statements for the year ended April 30, 2016 have been reported on by Davidson & Company LLP, Chartered Professional Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre Vancouver, BC, Canada V7Y 1G6, a registered public accounting firm.

Item 1	Identity of Directors, Senior Management and Advisers

Not Applicable for Annual Reports

Item 2	Offer Statistics and Expected Timetable

Not Applicable for Annual Reports

Item 3	Key Information
A.	Selected Financial Data

The following tables summarize selected financial data for our Company for the year ended April 30, 2017 and the past four years before that. As indicated elsewhere in this Annual Report, in May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months. The information in the tables for the years ended April 30, 2017, April 30, 2016 and July 31, 2015 was extracted from the detailed audited financial statements and related notes included in this Annual Report and should be read in conjunction with those financial statements and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 39, below.

Selected Financial Data
(Stated in thousands of Canadian Dollars)

IFRS as issued by the IASB	At July 31, 2013	At July 31, 2014	At July 31, 2015	At April 30, 2016	At April 30, 2017
Total Revenues	30,246	33,136	28,405	20,326	27,228
Earnings from Mining Operations	8,298	8,588	645	1,519	826
Earnings for the Year	4,702	2,965	210	195	7,222
Basic and Diluted Earnings per Share	0.03	0.02	0.00	0.00	0.15
IFRS as issued by the IASB	At July 31, 2013	At July 31, 2014	At July 31, 2015	At April 30, 2016	At April 30, 2017
Total Assets	59,537	65,094	69,197	78,907	82,096
Total Liabilities	17,312	17,547	17,091	21,034	17,178
Net Assets	42,225	47,547	52,106	57,873	64,918
Share Capital	43,752	44,023	45,354	50,605	50,605
Common Stock	143,390,465	143,515,465	151,946,847	49,146,851	49,146,851
Cash Dividends per Common Share	NIL	NIL	0.02	NIL	NIL

Disclosure of Exchange Rate History

On July 1, 2017 the noon rate of exchange as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of United States dollars into Canadian dollars was US$1.00 = $1.2982.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months:

Month Ended	Exchange Rate U.S. Dollars into Canadian Dollars*
	High	Low
June 30, 2017	1.3514	1.2982
May 31, 2017	1.3745	1.3454
April 30, 2017	1.3669	1.3266
March 31, 2017	1.3504	1.3278
February 28, 2017	1.3247	1.3003
January 31, 2017	1.3437	1.3030

* The exchange rates presented represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The following table sets forth the average rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, during the year ended April 30, 2017 and during each of the preceding four financial years ended April 30 and July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

Year Ended	Average Exchange Rate U.S. Dollars into Canadian Dollars†
April 30, 2017	1.3179
April 30, 2016*	1.3331
July 31, 2015	1.2030
July 31, 2014	1.0761
July 31, 2013	1.0103

* Nine-month transition year.

† The exchange rates presented represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B. Capitalization and Indebtedness

Not Applicable for Annual Reports

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this Annual Report in evaluating our Company and our business before purchasing shares of our Company’s common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing our Company. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.

Risks Associated with our Mining Operations

Our operations are subject to risk. Our Company’s ability to generate sufficient cash flows to continue operations is dependent on many factors and cannot be assured.

During the year ended April 30, 2017, the cash flow generated from operating, investing and financing activities resulted in a net cash inflow of $1,310,000 (2016 - $878,000)) bringing the Company’s cash balance to $5,558,000 (2016 - $4,248,000) with a working capital of $13,468,000 (2016 - $6,569,000) and an accumulated income (deficit) of ($2,069,000) (2016 – ($9,291,000).) The ability of the Company to generate sufficient cash flows to continue operations is dependent upon many factors including, but not limited to, sufficient ore grade, ore production at the San Martin mine, control of mine production costs, administrative costs and tax costs and upon the market price of metals. Cash flows may also be affected by the ability of the Company to reduce capital expenditures, including mine development.

Exploration, development and mining involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

Mining risks.

The business of mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruptions, the unavailability of materials and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, cave-ins, rock bursts, water conditions and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, we may incur significant costs that could have a material adverse effect upon our financial performance, liquidity and results of operations.

Mine development is subject to a number of risks.

Our ability to sustain or increase our present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If we are unable to develop new ore bodies, we will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial condition. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore, and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, we cannot give any assurance that our exploration and development activities will result in economically viable deposits. If a deposit is developed, actual operating results may differ from those anticipated.

We may be adversely affected by fluctuations in gold prices.

The value and price of our securities, our financial results, and our exploration, development and mining activities may be significantly adversely affected by declines in the price of gold and other precious metals. Gold prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred is in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower gold and precious metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Further, if revenue from gold sales declines, we may experience liquidity difficulties. This may reduce our ability to invest in exploration and development and making necessary capital expenditures, which would materially and adversely affect future production, earnings and our financial position.

Our estimates of future production may not be achieved.

We prepare internal estimates of future gold production for our operations. We cannot give any assurance that we will achieve our production estimates. Our failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing.

Our actual production may vary from our estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; reduced metallurgical recovery rates, industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing us to cease production. Each of these factors also applies to our sites not yet in production and to operations that are to be expanded. In these cases, we do not have the benefit of actual experience in verifying its estimates, and there is a greater likelihood that actual production results will vary from the estimates.

Mineral reserves and resources estimates are subject to inherent uncertainty.

The figures presented for both mineral reserves and mineral resources herein are only estimates. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions used and judgements made in interpreting engineering and geological information. There is significant uncertainty in any reserve or resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates. Estimated mineral reserves or mineral resources may have to be recalculated based on changes in gold prices, further exploration or development activity, actual production experience, other changes in the assumptions made in the estimation process, or changes in the estimation methodology. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. Market price fluctuations for gold, increased production costs or reduced recovery rates, or other factors may render our present proven and probable mineral reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write-downs in our investment in the affected mining properties and increased amortization, reclamation and closure charges.

We compete with other companies for mining claims and mining assets.

We compete with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of gold mining assets. Some of the companies with which we compete have significantly greater financial, management and technical resources than we do, and may use these resources to their advantage when competing with us for such opportunities. We cannot give any assurance that we will continue to be able to compete successfully with our competitors in acquiring attractive mineral properties and assets.

Our San Martin Mine is our primary source of operational cash flow. Accordingly, our ability to continue our operations, and our financial position, will be materially and adversely affected if we are limited by insufficient quantities of mineral reserves and resources, which is dependent on the success of our continuing exploration efforts.

Our San Martin Mine is our primary source of operational cash flow, and our ability to continue our operations - and ultimately our financial position - will be materially and adversely affected if we are limited by insufficient quantities of mineral reserves and resources. Specifically, continued operations at the Mine are dependent on our ability to discover new mineral resources and to convert them into reserves in sufficient quantities to replace current production. However, mineral exploration is highly speculative in nature. Our exploration efforts involve many risks, and success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. We cannot give any assurance that our exploration efforts will result in the discovery of additional mineral resources and their conversion into reserves. We cannot give any assurance that our exploration programs will be able to extend the life of our San Martin Mine, or result in the discovery of new producing mines.

We may have future capital requirements.

As of April 30, 2017, we had cash of approximately $5,558,000 (2016 - $4,248,000), highly liquid short-term investments of $4,005,000 (2016 - $5,742,000) and working capital of approximately $13,468,000 (2016 - $6,569,000). We intend to use our future cash flows to fund exploration and development work and for general corporate purposes. Capital expenditures and funds for exploration in financial year 2018 are expected to total approximately $4,500,000. The primary expenditures are planned to be mine development and equipment purchases and replacement which are anticipated to be funded out of the mine’s cash flow. We may have further capital requirements to the extent we decide to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to us. In addition, we may incur major unanticipated liabilities or expenses. Failure to make required capital expenditures may impact our financial results.

We may be required to obtain additional financing in the future to fund future exploration and development activities or acquisitions of additional properties or other interests that may be appropriate to enhance our financial or operating interests. We have historically raised capital through equity financing and in the future we may raise capital through equity or additional debt financing, joint ventures, production sharing arrangements or other means. There can be no assurance that we will be able to obtain necessary financing in a timely manner or on acceptable terms, if at all.

We cannot guarantee that the operations of the Altiplano processing plant will be successful.

Our Altiplano Plant, which is in the operational stage, is strategically located within a historic mining district and although home to numerous mining operations, it is still unknown if the Company will be able to source a consistent supply of concentrates for the plant. Although the Altiplano Plant has been designed to operate as a cleaner and more economical facility, the Altiplano Plant has just commenced commercial operations. There is no guarantee that the Altiplano Plant will operate as designed, or that it will be able to operate at its designed capacity. There is no guarantee that the Altiplano Plant will operate as expected or that it will be profitable.

We need to service our current indebtedness.

We have debt of $1,646,000 (2016 - $5,988,000) as of April 30, 2017 and may arrange additional loans in the future which may require scheduled payments. Our mining operations may not be able to generate sufficient cash to service our indebtedness and we may be forced to take other actions to satisfy our obligations, which actions may not be successful.

Our ability to meet the repayment obligations on our indebtedness depends on our financial condition and operating performance, which is subject to, among other factors, prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may not be able to maintain a level of cash flow from our operating activities sufficient to permit us to pay the principal and the interest on our indebtedness.

Our current indebtedness is secured by a first charge on all of our and our subsidiaries’ assets, which are primarily the San Martin Mine and the Altiplano Plant. If we are unable to meet our scheduled debt service obligations, our lenders could foreclose and take over ownership of these assets to satisfy our debt obligations.

Government regulation may adversely affect our business and planned operations.

We believe we currently comply with existing environmental and mining laws and regulations and that our proposed exploration programs will also meet those standards. Our mineral exploration and development activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail our exploration, production or development activities. Amendments to current laws and regulations governing operations and activities of exploration, development mining and milling or more stringent implementation thereof could have a material adverse impact on our business and financial condition and cause increases in operating and exploration expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development of new mining properties.

Government approvals and permits are currently, and may in the future be, required in connection with our operations. There can be no assurance that we will be able to obtain these permits in a timely manner.

Our Operations in Mexico are subject to Mexican Foreign Investment and Income Tax Laws

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax.

The VAT (IVA) is an indirect tax levied on the value added to goods and services, and it is imposed on that carry out activities within Mexican territory.

During 2013, the Mexican Congress passed tax reform legislation, effective January 1, 2014. The tax reform includes an increase in the corporate tax rate to 30% from 28%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and, the introduction of an extraordinary mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum. These changes may have a material impact on the Company’s future earnings and cash flows, and possibly on future capital investment decisions.

Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on properties we hold that are unknown to us and that have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

We do not insure against all risks.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, we expect that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of our size and financial means. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

Our directors and officers may have conflicts of interest.

Each of our directors and officers has served and continue to serve as officers and/or directors of other companies engaged in natural resource exploration and development and related industries. Consequently, there is a possibility that our directors and/or officers may be in a position of conflict now or in the future. For example, a conflict of interest might arise where one of our directors or officers becomes aware of a corporate opportunity that would be interest not only to our Company, but also to another mining company of which he is also a director or officer; or it is foreseeable that our Company could become involved in a mineral property option or joint venture agreement in respect of a mineral exploration or mine development project in which such a company holds an interest. For a description of the directorships and/or offices held by our directors and officers in other companies engaged in natural resource exploration and development and related industries, please see “Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management – Director Interlocks.”

Title to our properties may be subject to challenge.

Acquisition of title to mineral properties in all jurisdictions is a very detailed and time-consuming process. We have acquired substantially all of our mineral properties through acquisitions. Although we have investigated title to all of our mineral properties, we cannot give any assurance that title to such properties will not be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects or aboriginal, indigenous peoples or native land claims.

In Mexico, the site of the San Martin Mine, all mineral resources are owned by the state. Title to minerals can be held separately from title to the surface. Mining rights take precedence over surface rights. Rights to explore for and to extract minerals are granted by the state through issuance of mining concessions.

Mining operations are subject to reclamation costs, estimates of which may be uncertain.

In accordance with existing accounting standards, we have recognized a liability for future site closure and mine reclamation costs based on our estimate of the costs necessary to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are reviewed annually. There can be no assurance that our reclamation and closure liabilities will be sufficient to cover all reclamation and closure costs. The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. We cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If we are required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

We may be subject to unforeseen litigation.

All industries, including the mining industry, are subject to legal claims, with and without merit. Although we are not currently involved in any legal proceedings, and are not aware of any threatened or pending legal proceedings, there is no guarantee that we will not become subject to such proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on our financial position or results of operations.

Estimates and assumptions employed in the preparation of financial statements.

The preparation of our Company’s consolidated financial statements requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. Our accounting policies and our critical accounting estimates and judgements are described in notes 3 and 4 respectively to our April 30, 2017 audited annual financial statements.

Our accounting policies relating to mineral property and deferred exploration costs, asset retirement obligations, stock-based compensation and future amortization and depletion of mining interest, plant and equipment are critical accounting policies that are subject to estimates and assumptions. If these estimates or assumptions prove to be inaccurate, we could be required to change the recorded value of our assets and liabilities, which may reduce our earnings and working capital.

We record mineral property acquisition costs and mine development costs at cost. In accordance with IFRS, we capitalize preproduction expenditures net of revenues received, until the commencement of commercial production. A significant portion of our mining interest, plant and equipment will be depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mining interest, plant and equipment is based on the amount of proven and probable reserves and a portion of resources expected to be converted to reserves. If these estimates of reserves prove to be inaccurate, or if we revise our mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, we could be required to write-down the recorded value of its mining interest, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

In addition, IFRS requires us to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mining interest, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If we determine there has been an impairment because our prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because we have determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, we would be required to write-down the recorded value of our mining interest, plant and equipment, which would reduce our earnings and net assets.

We have an obligation to reclaim our properties after the minerals have been mined from the site, and have estimated the costs necessary to comply with existing reclamation standards. Rehabilitation provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs, which will reflect the market condition at the time of the rehabilitation costs are actually incurred. The final cost of the currently recognized rehabilitation provision may be higher or lower than currently provided for.

The inflation rate applied to estimated future rehabilitation and closure costs is 3.5% and the discount rate currently applied in the calculation of the net present value of the provision is 8.0%.

Our operations are subject to risks associated with currency fluctuations.

Currency fluctuations may affect the costs that we incur at our operations. Gold is sold throughout the world based principally on a U.S. dollar price, but the majority of our operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where we have mining operations against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect our earnings and financial condition.

Our foreign investments and operations may be subject to political and other risks.

We conduct mining, development or exploration activities primarily in Mexico and exploration activities in the United States. Our foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on our earnings or the viability of its affected foreign operations, which could have a material and adverse effect on our future cash flows, results of operations and financial condition.

Such risks may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, war, civil disturbances and terrorist actions, criminal and gang related activity, illegal mining and protests, arbitrary changes in laws or policies of particular countries, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt our projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Certain of our projects are located in Mexico and are subject to country risks that may affect our ability to complete development work on or to operate our projects.

The Company’s primary mineral activities are conducted in Mexico and will be exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, illegal mining, fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation, changes in taxation, labour and mining regulations and policies, and changing political conditions, currency controls, and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

Changes, if any, in mining or investment policies, or shifts in political attitude in Mexico, may adversely affect the Company’s operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Mexico continues to undergo violent internal struggles between the government and organized crime with drug-cartel relations and other unlawful activities. The violence has increased since 2011, with over a 22% increase in crime in just the previous year. The number of kidnappings throughout Mexico is of particular concern and continues to rise. Militarized crime has not diminished, with ongoing confrontations between Mexican security forces and drug cartels. The majority of crimes include homicides, kidnapping and extortion with the most dangerous regions centralized in specific regions of Mexico: Guanajuato, Michoacan, Veracruz, Guerrero, Jalisco, Chihuahua, Sinaloa and Baja California. Travel advisories continue to prohibit intercity travel at night in numerous areas due to kidnappings, carjackings and highway robberies. Queretaro for the most part remains largely unaffected and no travel advisory is currently in effect. However small incidents still occur and although the Company is vigilant in taking additional measures to increase security and protect both personnel and property, there is no absolute guarantee that such measures will provide an adequate level of protection for the Company. The occurrence of these various factors and uncertainties cannot be accurately predicted, and could have an adverse effect on the Company’s operations or future profitability.

There are risks associated with our acquisition strategy.

As part of our business strategy, the Company has made acquisitions in the past and continues to seek new acquisition opportunities. The opportunities sought by the Company are operating mines, as well as exploration and development opportunities with a primary focus on gold. The Company has also sought out companies in related industries, such as processing plants and refineries. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties or are involved in related industries.

In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial synergies, and may incur unanticipated costs, diversion of management attention from existing businesses, the potential loss of the Company’s key employees or of those of the acquired business.

The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition.

Further, to acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional securities or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Company.

In addition, there may be no right for the Company’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

We are reliant on our current management team.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management including Robert Eadie, Chief Executive Officer & President, and Gary Arca, Chief Financial Officer. Our former Chief Operating Officer resigned last April 2017, and we are still actively recruiting a permanent replacement. Investors must be willing to rely to a significant extent on management’s discretion and judgment. We do not have in place formal programs for succession of management and training of management. We do not maintain key employee insurance on any of our employees. The loss of one or more of these key employees, if not replaced, could adversely affect our operations.

We compete for access to qualified employees and contractors.

At April 30, 2017, we employed or contracted the services of approximately 347 persons (324 in 2016), including staff at the minesite. We compete with other mining companies in connection with the recruitment and retention of qualified employees. At the present time, a sufficient supply of qualified workers is available for our operations. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. There can be no assurance that we will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs could have a material adverse effect on our operating costs.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the outcome of the Company’s exploration programs and mining operations, the Company may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that the Company is required to issue additional shares or decides to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Risks Related to Our Company

Our Articles of Incorporation indemnify our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Incorporation contain provisions limiting the liability of our officers and directors for their acts, receipts, negligence or defaults and for any other loss, damage or expense incurred by them which occurs during the execution of their duties as officers or directors of our Company, unless they failed to act honestly and in good faith with a view to the best interests of our Company. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise have been of benefit to our Company and our shareholders.

Risks Relating to our Securities

The prior registration of our common stock under section 12(g) of the Securities Exchange Act of 1934 was revoked pursuant to section 12(j) of that Act due to our failure to comply with our reporting obligations. If, in the future, we fail to comply with the reporting requirements of the Exchange Act, the SEC could initiate proceedings to once again revoke our registration, and broker-dealers in the United States would thereafter be unable to effect transactions in our Company’s common shares.

On December 22, 2015, the SEC initiated proceedings under section 12(j) of the Securities Exchange Act of 1934 for our Company’s failure to comply with section 13(a) of the Exchange Act because we had not filed any periodic reports with the Commission since the interim period ended April 30, 2004. On January 25, 2016, our Company executed an Offer of Settlement presented by the SEC to settle the proceedings, as our management determined that it would not be cost-effective or practicable to file with the SEC all of our outstanding annual reports on Form 20-F and to furnish to the SEC all of our outstanding reports on Form 6-K. The SEC issued its Final Order on February 1, 2016. As a result, broker-dealers in the United States were unable to effect transactions in our Company’s common shares until the registration statement became effective to register our common shares under section 12(g) of the Exchange Act, the requirements of Rule 15c2-11 under the Exchange Act have been satisfied, and a broker-dealer has completed a Form 211 filing with the Financial Industry Regulatory Authority, Inc. (commonly called “FINRA”) pursuant to FINRA Rule 6432. The registration statement became effective on October 11, 2016 and we then became subject to the reporting requirements of section 13(a) of the Exchange Act. If, in the future, we fail to comply with such reporting requirements, the SEC could initiate proceedings to once again revoke our registration under section 12(j) of the Exchange Act, and broker-dealers in the United States would thereafter be unable to effect transactions in our Company’s common shares.

Trading in our common shares on the Toronto Stock Exchange is limited and sporadic, making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common shares are currently listed on the Toronto Stock Exchange under the symbol “SAM”. The trading price of our common shares has been and may continue to be subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for base metal companies has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance. If you invest in our common shares, you could lose some or all of your investment.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

We do not expect to declare or pay any dividends in the immediate future.

Although we declared dividends in 2014, we do not anticipate paying any such dividends for the foreseeable future.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. Some of our directors and officers are residents of countries other than the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of any court of the United States.

Trading of our stock may be restricted by the SEC’s “Penny Stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 (exclusive of the value of a principal residence) or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

Item 4	Information on our Company
A.	History and Development of our Company

Our governing corporate legislation is the British Columbia Business Corporations Act (the “Act”). We incorporated under the former Company Act (British Columbia) on October 17, 1980, under the name Omnibus Resources Inc.  On September 10, 1981, Omnibus Resources Inc. changed its name to Berle Oil Corporation.  On May 31, 1983 Berle Oil Corporation changed its name to Berle Resources Ltd.  On August 6, 1987 Berle Resources Ltd. changed its name to Eagle Pass Resources Ltd. On September 17, 1992 Eagle Pass Resources Ltd. changed its name to Starcore Resources Ltd. On February 2, 2004 Starcore Resources Ltd. changed its name to Starcore International Ventures Ltd. On February 1, 2008 Starcore International Ventures Ltd. changed its name to Starcore International Mines Ltd.

Our principal place of business is located at Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6. Our telephone number at this address is: (604) 602-4935.

Our common shares are listed on the on the Toronto Stock Exchange under the symbol “SAM” and on the Frankfurt Stock Exchange under symbol “V4JA”.

B.	Our Business Overview

We are in the mineral resource business. The mineral resource business generally consists of three stages: exploration, development and production. We are a mineral resource company with projects in various stages. Mineral resource companies that are engaged in the extraction of a known mineral resource are in the production stage. We fall in this category with our principal property, the San Martin Mine in Queretaro,

Mexico, where we are engaged in extracting and processing gold and silver. The San Martin Mine is our primary source of operating cash flows.

We are also engaged in acquiring exploration assets in North America directly and through corporate acquisitions. Some of our projects are in the exploration stage because our exploration activities on the project lands have not yet identified mineral resources in commercially exploitable quantities. There is no assurance that a commercially viable mineral deposit exists on any of our other exploration properties and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors”, beginning on page 8 of this Annual Report, for additional information about the risks of mineral exploration.

Acquisition of American Consolidated

On October 1, 2014, the Company entered into an arrangement agreement (the “American Consolidated Arrangement Agreement”) with American Consolidated Minerals Corp., a company then listed on the TSX Venture Exchange (TSX-V: AJC), to acquire all of the outstanding securities of American Consolidated pursuant to a court approved plan of arrangement (the “American Consolidated Arrangement”) under the Act. American Consolidated is a Vancouver-based mineral exploration company with three exploration projects: the Toiyabe Property located in Nevada, USA, the Sierra Rosario Property located in Sinaloa, Mexico and the Lone Ranch Property located in Washington State, USA. See “Mineral Properties”.

Under the terms of the American Consolidated Arrangement Agreement, each American Consolidated shareholder received one Starcore common share for every three American Consolidated common shares held.

The American Consolidated Arrangement closed on December 2, 2014 after receiving the final order from the Supreme Court of British Columbia and the required approval by at least 66 2/3% of the votes cast by the shareholders of American Consolidated at a special meeting of American Consolidated shareholders held on November 20, 2014. Starcore did not require a shareholder vote to complete the transaction.

Acquisition of Creston Moly

On February 19, 2015, Starcore completed the acquisition of all of the shares of Creston from Deloitte Restructuring Inc., in its capacity as trustee in bankruptcy of Mercator Minerals Ltd., at a purchase price of CDN$2 million. Creston was formerly a wholly-owned subsidiary of Mercator Minerals Ltd., who acquired Creston in 2011 in a cash-and-shares deal valuing Creston at approximately CDN$194 million. Creston is a British Columbia company that owns, through its subsidiaries, a 100% interest in the following three molybdenum-copper mineral projects: (i) the El Creston Project located in Sonora, Mexico; (ii) the Ajax Project located in British Columbia, Canada; and (iii) the Molybrook Project located in Newfoundland, Canada. See “Mineral Properties”.

Acquisition of Cortez Gold Corp.

On June 12, 2015, the Company entered into an arrangement agreement (the “Cortez Arrangement Agreement”) with Cortez Gold Corp., a company then listed on the TSX Venture Exchange (TSX-V: CUT), to acquire all of the outstanding securities of Cortez Gold pursuant to a court approved plan of arrangement (the “Cortez Arrangement”) under the Act. Cortez Gold owns the Altiplano Plant located in Matehuala, Mexico. See “Mineral Properties – Other Properties – Altiplano Processing Plant”.

Under the terms of the Cortez Arrangement Agreement, each Cortez Gold shareholder received three Starcore common shares for every one common share of Cortez Gold held. In addition, incentive stock options outstanding in Cortez Gold were cancelled and each option holder received cash consideration equal to the amount by which $0.42 exceeded the exercise price of such options.

The Cortez Arrangement closed on August 5, 2015 after receiving the final order from the Supreme Court of British Columbia and the required approval by at least 66 2/3% of the votes cast by the shareholders of Cortez Gold at a special meeting of Cortez Gold shareholders held on July 9, 2015. Starcore did not require a shareholder vote to complete the transaction.

Revenues: See Item 5(A) “Operating Results”

Principal Market

Gold and silver doré in the form of bullion that is produced from our San Martin Mine is shipped primarily to a refinery in Europe. We also have a contract and the ability to ship to a refinery in Brampton, Ontario to mitigate the potential impact of unrelated problems that could arise using a lone refinery such as strikes or other issues. The terms of the refinery contracts provide for payment of 99.5% to 99.9% of the gold (depending on the gold content of the doré, and 99.25% to 99.5% of the silver content with treatment charges of $0.25/troy oz of doré) and refining charges of US$1.00/troy oz of gold. Payment is due 5 - 20 days following receipt of the bullion at the refinery and based on the spot price when settled.

The San Martin doré is a clean product with few impurities. There are numerous refineries around the world available to refine the doré.

We have not yet identified any commercially viable mineral deposit on any of our exploration properties, and metal prices are currently not economically attractive for the El Creston project nearing the development stage. We expect that the principal markets for any of these other properties - should they be successful and be put into production - would consist of metals refineries and base metal traders and dealers.

Seasonality of our Business

The San Martin Mine operates year-round. In general, the mine does not operate on Sundays although at times overtime is required in the mine to meet production targets.  The mine and plant operate with 3 shifts a day. Administration personnel at the mine work Monday to Friday.

Exploration activities at all of our properties can be conducted year-round.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

We are not dependent on any patented or licensed processes or technology, or on any industrial, commercial or financial contract, or on any new manufacturing processes.

Competitive Conditions

We compete with other mining companies for the acquisition of mineral interests and for the recruitment and retention of qualified employees. Some of our competitors have greater financial resources and technical facilities than our Company. While we compete with these other exploration companies in the effort to locate and acquire mineral resource properties, we will not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

Governmental Regulations

Various levels of governmental controls and regulations address, among other things, the environmental impact of mineral exploration and mineral processing operations, and establish requirements for decommissioning of mineral exploration properties after operations have ceased. With respect to the regulation of mineral exploration and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards, and other design or operational requirements for various aspects of the operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mineral exploration properties following the cessation of operations and may require that some former mineral properties be managed for long periods of time.

In North America, our production, processing and exploration activities are subject to various levels of federal and state laws and regulations in the countries where we have a presence. These laws and regulations relate to protection of the environment, including requirements for closure and reclamation of mineral exploration properties. In North America, these laws and regulations include the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right-to-Know Act, the Endangered Species Act, the Federal Land Policy and Management Act, the National Environmental Policy Act, the Resource Conservation and Recovery Act and the equivalents of these federal laws that have been adopted by the state of Nevada.

In addition, we are subject to Mexican mining laws and their laws protecting ecological balance and the environment.

C.	Organizational Structure

The following table sets forth all of our material subsidiaries, their jurisdictions of incorporation and the percentage of voting securities beneficially owned or controlled by the Company.

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Compañia Minera Peña de Bernal, S.A. de C.V.[1]	Mexico	100%[2]
Creston Moly Corp.	British Columbia	100%
American Consolidated Minerals Corp.	British Columbia	100%
Cortez Gold Corp.	British Columbia	100%
0993684 BC Ltd.	British Columbia	100%
Golden Oasis Exploration	Nevada	100%
Altiplano Goldsilver S.A. de C.V.	Mexico	100%[3]
Tenajon Resources Corp.	British Columbia	100%[4]
Creston Mining Corporation	Ontario	100%[4]
Exploraciones Global S.A. de C.V.	Mexico	100%[5]
Arco Exploraciones S.A. de C.V.	Mexico	100%[6]

1.	Bernal, a wholly-owned subsidiary of Starcore, holds the title to the San Martin Mine in Queretaro, Mexico.
2.	To comply with Mexican corporate legislation, one share of Bernal is held of record by Mr. Robert Eadie, the CEO of Starcore, for the benefit of Starcore. All economic benefits of this share ownership accrue to Starcore.
3.	Altiplano Goldsilver S.A. de C.V., a wholly-owned subsidiary of Cortez Gold, holds title to the Altiplano gold and silver processing plant in Matehuala, Mexico. To comply with Mexican corporate legislation, one share of Altiplano is held of record by Mr. Robert Eadie, the CEO of Starcore, for the benefit of Starcore. All economic benefits of this share ownership accrue to Starcore.
4.	Tenajon Resources Corp. and Creston Mining Corporation are wholly-owned by Creston Moly Corp., which is a wholly-owned subsidiary of Starcore.
20

5.	Exploraciones Global S.A. de C.V. is a wholly-owned subsidiary of Creston Mining Corp. (Ontario). It holds the 100% interest in the El Creston molybdenum property located in the State of Sonora, Mexico. To comply with Mexican corporate legislation, four shares of Exploraciones are held of record by Mr. Robert Eadie, the CEO of Starcore, for the benefit of Starcore. All economic benefits of this share ownership accrue to Starcore.
6.	Arco Exploraciones S.A. de C.V. is a wholly owned subsidiary of 0993684 BC Ltd. and is our leasing company in Mexico. To comply with Mexican corporate legislation, one share of Arco is held of record by Mr. Robert Eadie, the CEO of Starcore, for the benefit of Starcore. All economic benefits of this share ownership accrue to Starcore.
21

D.	Property, Plants and Equipment
1.	San Martin Mine, Queretaro, Mexico: Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned Starcore subsidiary, holds the mining concessions covering 6,236 ha at the San Martin Project in the State of Querétaro. In addition, there are 6755.6 ha held in concession Lote San Martin 4 which is north and contiguous to the mining concessions, bringing total land holdings to 12,991.7 ha. The mining concessions include seven underground mining units and four units under exploration, as well as an additional property, San Pedrito, located 50 km west of San Martin. Luismin (now “Goldcorp Mexico”) operated the mine from 1993 to January, 2007 when it was purchased by our Company. We have been mining at San Martin at a rate of approximately 300,000 tonnes per year. We expect to continue to operate the mine as we convert resources to reserves. Historically, the mine has typically maintained at least two years of reserves for operations.
2.	Altiplano Plant, Matehuala, Mexico: The Altiplano plant is the principal asset of Cortez Gold Corp., a wholly-owned Starcore subsidiary that holds title to the land, equipment and permits for the operation of a processing plant situated on 20 hectares of land in Matehuala, Mexico. The land and the plant and equipment are owned by Altiplano Goldsilver, S.A. de C.V., a wholly-owned subsidiary of Cortez Gold. The facility is located within a historic mining district, in an area that is home to numerous medium-sized mining operations. The Altiplano Plant is designed to employ the dissolution treatment production process to recover precious metals from flotation concentrates. When compared to the alternative pyrometallurgical foundries, it is a cleaner process and more economical, enabling the facility to offer lower processing rates than those currently available to concentrate producers in the area. As at February15, 2016, the Altiplano Plant poured its first doré bar, weighing in at 21.131 kg. The Company’s management has determined the commencement of commercial production to begin subsequent to October 31, 2016. In making this judgement, management has assessed various sources of information including but not limited to operation management expertise, projected cash flow and determining sustainable level of production inputs available. As a result, prior to commencement of commercial production, all of the pre-operational costs and any test production revenue were capitalized to Plant costs until such time as the facility was of sufficient operational status with the ability to function as management intended.
3.	Our executive office is located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. We lease a 2,264 square foot office, with total rent for this space being $249,000 over a five-year period until the lease expires on April 30, 2020. This office space accommodates all of our executive and administrative personnel and we believe that it is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms. We also have an office in Toronto, Ontario, leasing 1,531 square feet for total rent payable of approximately $82,400 over the life of the lease, which expires on September 30, 2017. Management has decided not to renew the lease as we believe it is not necessary to maintain an office in Toronto. See Item 5(F) for combined office lease obligations.

Mineral Properties

San Martin Mine, Queretaro, Mexico

Except as indicated below, the following description of the San Martin Mine has been extracted from the technical report entitled “Reserves and Resources in the San Martin Mine, Mexico as of July 31, 2014” issued on October 6, 2014, (the “Technical Report”). The Technical Report was prepared for Starcore in accordance with National Instrument 43-101 (“NI 43-101”) by David R. Gunning, P. Eng., who was our former Company’s Chief Operating Officer and therefore is not independent, and Joseph W. Campbell, P. Geo., who is independent. The Technical Report is effective as at July 31, 2014.

The following table is a summary of mine production statistics for the San Martin mine for the years ended April 30, 2017 and 2016. It is included to show the results of operations at San Martin since the writing of the technical report in 2014. The mine continues to operate at 754 tons per day and the continued strength of the US dollar has resulted in profitable operational results even with the recently declining mill head grade. Production from the date of the report until the end of calendar year 2017 totalled 753,621 tonnes at an average head grade of 1.97 g/t gold and 16.1 g/t silver.

	Unit of measure	Actual results for period ended April 30, 2017	Actual results for period ended April 30, 2016
Mine production of gold in dore	ounces	14,217	16,600
Mine production of silver in dore	ounces	66,107	97,300
Total mine production – equivalent ounces	ounces	15,159	17,909
Silver to gold equivalency ratio		70.20	75.30
Mine gold grade	grams/tonne	1.97	1.97
Mine silver grade	grams/tonne	16.1	18.5
Mine gold recovery	percent	81.5%	85.4%
Mine silver recovery	percent	46.5%	53.2%
Milled	tonnes	275,072	306,900
Mine development, preparation and exploration	Meters	5,293	5,671
Mine operating cash cost per tonne milled	US dollars/tonne	53	49
Mine operating cash cost per equivalent ounce	US dollars/ounces	969	847
Number of employees and contractors at minesite		314	299
* devaluation of the peso occurred rapidly in early 2015 resulting in improved cost per ounce and cost per tonne milled

Location

The San Martin Mine, an ISO 9001 certified facility located approximately 50km east of the City of Queretaro, State of Queretaro, Mexico, consists of mining concessions covering 12,992 hectares and includes eight underground mining units.

24

SAN LUIS POTOSI STATE
GUANAJUATO STATE
SAN MARTIN MINE
SAN PEDRITO PROJECT
HIDALGO STATE
MEXICO STATE
MICHOACAN STATE
MEXICO CITY
SCALE
KILOMETERS
Explanation
STATE LIMITS
PROVENCIAL LIMITS
TOWNS
FEDERAL AND STATE ROUTES
SAN MARTIN MINE
COMPAÑIA MINERA PEÑA DE BERNAL S.A. DE C.V.
LOCATION MAP

The following table summarizes the mining concessions comprising the San Martin Mine property.

San Martin Mine Property
Property Name	City	State	Concession Number	Area (ha)	Issue Date	Present Expiry Date

San Martin 2	Colón	Queretaro	191134	190.7972	20/04/1991	20/04/2041
San Martin	Colón	Queretaro	191423	132.0818	19/12/1991	18/12/2041
La Trinidad	Colón	Queretaro	204824	2,610.7224	13/05/1997	12/05/2047
San Martin Fracc. A.	Colón	Queretaro	215262	37.1099	14/02/2002	13/02/2052
San Martin Fracc. B.	Colón	Queretaro	215263	22.8901	14/02/2002	13/02/2052
San Martin Fracc. C	Colón	Queretaro	215264	3,182.5646	14/02/2002	13/02/2052
San Martin 3	Colón	Queretaro	215301	60.0000	14/02/2002	13/02/2052
San Martín Cuatro	Colón	Queretaro	221844	6,755.6145	02/04/2004	04/04/2054

Technical Report Summary

Cautionary Note to Investors Concerning Estimates of Mineral Resources

This section uses the terms “proven mineral reserve” and “probable mineral reserve”, as permitted under Canadian reporting standards. For United States reporting purposes, SEC Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves applicable under Canadian reporting standards differ from the definitions in the SEC Industry Guide 7. Accordingly, mineral reserve estimates calculated in accordance with Canadian standards may not qualify as “reserves” under SEC standards.

In addition, this section also uses the term "inferred mineral resources". While this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

The following has been reproduced from the Technical Report.

Starcore International Mines Ltd. (“Starcore”) estimates the reserves and resources for the San Martin mine effective as of July 31 of each year to match its fiscal year. Mine personnel have prepared this report under the direction of David R. Gunning P. Eng, and the results of this work was modified and verified by Joseph W. Campbell P. Geo. in compliance with National Instrument 43-101 (“NI 43-101”) on the San Martin Project in the State of Querétaro, Mexico. Mr. Gunning is the Chief Operating Officer and a Director of Starcore and is a Qualified Person (“QP”) as defined by NI 43-101. Mr. Campbell is an independent QP as defined by NI 43-101. While relying on mine staff and other experts for information contained in this report, Mr. Gunning and Mr. Campbell take full responsibility for all aspects of this report. This report follows previous reports by Mr. Gunning in 2013 and earlier reports co-written with Mr. Joe Campbell P. Geo. for the reserves as of July 31st, 2011 and by Mr. Campbell as of July 31st, 2012.

Starcore acquired the San Martin Mine (“San Martin”) from Goldcorp Inc. (“Goldcorp”) in February 2007. Goldcorp is a Canadian mining company listed on both Canadian and United States Stock Exchanges. Goldcorp acquired the San Martin Project in February 2005 with the take-over of Wheaton River Minerals Ltd., who had acquired San Martin in the take-over in 2002 of the Mexican mining company Minas Luismin S.A. de C.V. (“Luismin”). San Martin is owned and operated by Compañia Minera Peña de Bernal, S.A. de C.V., a wholly-owned subsidiary of Starcore.

The project is located northwest of Mexico City, some 50 km east of the City of Querétaro, in the State of Querétaro. The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin, which has a population of approximately 2,000. Compañia Minera Peña de Bernal S.A. de C.V., a wholly-owned Starcore subsidiary, holds the mining concessions covering 12,992 ha at San Martin. The lease and land status information on San Martin and the information as reported herein was subject to a legal title report by RB Abogados of Mexico City (July 19, 2012) and found to be in good standing until at least the year 2041, subject to payment of applicable taxes and royalties. Previous authors accepted this report as evidence of property ownership by Starcore International Mines Ltd. and property tax payments have been made as of the date of this report.

The San Martin Project presently consists of two underground mines, San José and San Martin. The San Martin deposit/mine is approximately 700 m NNE of the San José deposit/mine and lies predominantly below claims 1, 2, 4, and 5. One 63 hectare parcel of surface rights is a part of the property, known as “Terrenos” that cover the offices and mine entrance. The rest of the property is overlain by surface rights rented from individuals and an ejido (common land) based in the town of San Martin.

The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited by the Spaniards for approximately 40 years, however no production records exist. The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250 thousand tonnes at a grade of 15 g Au/t and 100 g Ag/t during 1900 to 1924.

In 1982, Mexico declared a 6,300 ha National Reserve over the area surrounding the Peña de Bernal but by 1986 Luismin had reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

Mining began in 1993 at 300 tpd, and in early 1994, production began from open pit operations on the San José deposit. The table below illustrates production for the period 1994 to July 2014. The table has been expanded to include production in 2015 and 2016.

SAN MARTIN MINE, HISTORIC PRODUCTION (1994 to April 30 2017)

Year	Historic Annual	Tonnes	Grade
	Production oz. Eq. Au		Au (g/t)	Ag (g/t)
1993	1,707	-	-	-
1994	14,298	134,118	3.19	35
1995	17,068	146,774	3.54	39
1996	21,620	187,691	3.40	44
1997	24,570	219,827	3.27	43
1998	27,539	224,279	3.45	50
1999	29,624	242,295	3.46	46
27

2000	35,571	284,490	3.60	55
2001	38,068	287,520	3.74	66
2002	41,124	268,451	4.26	71
2003	42,692	276,481	4.29	82
2004	44,377	272,734	4.47	83
2005	38,543	282,392	3.89	65
2006	26,529	278,914	3.20	60
2007	29,606	252,400	3.34	49
2008	21,367	266,600	2.50	32
2009	21,696	272,856	2.44	33
2010	18,156	275,290	2.03	31
2011	23,736	296,845	2.14	38
2012	19,213	309,796	2.09	25
2013	24,425	306,941	2.66	24
2014*	21,755	311,210	2.35	22
2015*	19,319	309,565	2.09	20
2016*	15546	286,278	1.94	16
2017*(Jan 01-April 30)	4347-	89,165-	2.4	15
TOTAL

(* These production figures for 2014, 2015, 2016 and 2017 were not in the Technical Report but have since become available.)

The San Jose open pit operated for several years until the operation made the transition to the mining of the relatively higher grade “manto” style orebodies found near the contact with the dacite flows and the underlying rocks. In the year 2000 the operation began mining some of the steeply dipping vein structures known as tronco deposits. Over the last 14 years that mining has at times been predominantly from tronco deposits.

Over the period August 1, 2013 to July 31, 2014 the mine operated at an average 846 tpd using mechanized mining equipment such as single boom jumbos, 2.0 - 3.5 yard scooptrams and 10 to 20 tonne haulage trucks. Conventional jackleg drills are still used in some of the mine headings.

The mineralization at San Martin occurs in a tabular breccia zone striking northeast and dipping 50° to 90°SE. It occurs within Upper Cretaceous black limestones and calcareous shales of the Soyatal Mexcala Formation and varies in width from 1 to 17 m but averages about 4 m. The breccia zone appears in a structural window on the western hillside which is composed primarily of a Tertiary Rhyolite/Dacite.

The San Martin zone appears to predate the late stage Tertiary dacitic flows which cover the local hillsides but may be related to andesitic intrusive which form the Peña de Bernal and have been seen in the deepest San Jose workings. The most developed area of the mine, the San Martin area, has developed 400 meters down dip along a breccia structure formed at the location where older limestones have been thrust upon younger shales.

To the north other predominantly manto deposits have been found along a more northerly direction over several kilometres. The San Jose I, San Martin, and 28 orebodies seem to share the northeasterly strike whereas the San Jose II, 29, 30 and 31 orebodies have a more northerly strike. Post-mineral faulting has resulted in vertical offsets up to 100 m and horizontal offsets to 500 m along several major faults which form the boundaries for the named orebodies or areas.

The deposit has been described as an epithermal, probably a low sulphidation precious metal (Ag-Au) type, related to a Tertiary dacitic/andesite dome. Recent work has failed to locate a postulated dome and mineralization in the troncos may be more mesothermal or fault related.

Mineralization occurs as native gold, electrum, naumannite (Ag2Se) and argentojarosite (AgFe3(SO4)2(OH)6) associated principally with quartz and lesser calcite. The silver contained in argentojarosite is not recoverable with cyanidation.

It appears that the northeast trending San Martin breccias tronco is related to a thrust fault of limestone upon the younger shales (Rankin 2008). The structure varies in dip from 45 degrees in the lower levels to 70 degrees in the upper levels. Above Level 1 the tronco flattens to the manto deposits which tend to occur along the limestone/shale contact overlain by dacite and rhyolite flows above. This is similar to the structure present in the San Jose deposit except that in the latter case the mantos appear to have been eroded as there are no dacitic rocks capping the limestones. In 2012, a flat lying wide zone of stockwork and vein structures was discovered in the footwall of the San Martin vein, and this added substantially to reserves in this area. This area is now referred to as the San Martin footwall area.

Troncos with a more northerly alignment are present in orebodies San Jose II, and 29 and so far the different direction has not been explained structurally. The mantos in area 29 as well as those found in areas 30 and 31 seem to be aligned in this northerly direction as well.

In addition to the manto, tronco and vein style mineralization there is at least one instance where ore grade mineralization has been dragged along, or deposited along one of the principal faults dividing area 28 from area 29. There are also a few locations where stockwork zones occur in the troncos and economic mineralization extends over widths of more than 20 meters which is currently being exploited in the hanging wall of some past producing tronco stopes. Exploration in 2010 discovered the SAM vein which is a northerly trending vein that is steeper (near vertical) at shallower depths and to the west, but has rotated into a wider sub-horizontal zone as it trends to the north and dips down to the east.

Again in area 29 an extension to the Pilotos mantos stopes was found to the west which greatly aided the production grade in 2011. Although this ore zone is exhausted the workings rehabilitated in the area are being utilized to recover pillars with above average grades.

Assayed samples used in generating these reserves and resources are collected under the direction of the Geological Department and delivered to the mine lab tagged and bagged. In general individual samples do not exceed 1.5m in length and are generally not less than 0.2 m. All samples are prepared and assayed in the on-site assay lab. Inspectorate laboratories in Vancouver has inspected the mine lab facilities and has provided procedures, flux recipes and feedback on all laboratory equipment. The assay results are recorded by geological staff and in the case of diamond drill core samples any pulps returning more than 1 g/t gold are sent to Chemex for check assays. The mine has been awarded the Mexican Quality Award which is similar to International Standards ISO 9001 for quality control in the overall mining operations.

Mr. Gunning visits the San Martin Mine regularly every month and has done so since 2009. Mr. Gunning is a Qualified Person as defined by National Instrument 43-101. Mr. Campbell visited the San Martin Mine from August 18th to 22nd 2014, and has previously visited the mine on multiple occasions between 2010 and 2012. Mr. Campbell is an independent Qualified Person as defined by National Instrument 43-101. This Mineral Resource/Reserve estimate is effective as of July 31, 2014, and follows the previous independent Resource/reserve estimate made July 31, 2013....

The terminology used by the mine to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the Canadian Institute of Mining Metallurgy and Petroleum (the “CIM Standards”) as adopted in NI 43-101 as is the Inferred Resources category.

In the years prior to mining by Compañia Minera Peña de Bernal reserve and resource estimates were based on the assumptions and subject to rules defined by Luismin many years ago. In recent years, with the involvement of various professionals, it was recognized that mining methodology was changing due to factors such as:

•	a greater percentage of production coming from narrow steeply dipping vein structures

•	Sub-horizontal Mantos mineralized structures that were somewhat narrower than historical Mantos

•	Reopening and scavenging of the hangingwall mineralization in old stopes where lower grade mineralization was not mined during times of lower gold prices.

Based on the above mining changes, and incorporating mining experience over the last 6 years some of the original Luismin assumptions have been modified to improve tonnage and grade estimation for reserves. The assumptions used in this estimate are:

•	A gold price of $1,250 per ounce.

•	A silver price of $19.23 per ounce.

•	First half 2014 operating costs of $74 per metric dry tonne.

•	Average metallurgical recoveries of 86% for gold and 52% for silver.

•	Using the above price and cost assumptions the resultant calculated cutoff grade is approximately 2.2 g/t Au equivalent.

•	Specific gravity of 2.6 has been applied to all calculated mineralized volumes.

•	Mining dilution is applied to in situ mineralized zones, and recovery factors are applied to these diluted blocks using the following factors:

    Mining dilution of 10% of zero grade in horizontal mineralized zones (Mantos) mined by room and pillar.

    Mining dilution of 10% of zero grade in steeply dipping mineralized zones mined by cut and fill. This dilution factor is modified by first applying a minimum 2 meter mining width to narrow zones. This has resulted in up to 30% dilution for narrower cut and fill vein style (Tronco) mineralized zones.

    Remnant pillars left in room and pillar stopes are typically 20% of the total tonnage, i.e. 80% extraction. This recovery factor has been applied to sub-horizontal mineralized zones.

In addition to these factors reserve grades are lowered to reflect mined grades in ore blocks that have sufficient historical production to establish that mined grades are lower than estimated from exploration data. The reserves and resources estimated in this report are based on data available up until July 31, 2014.

Total Proven and Probable Mineral Reserves at the San Martin mine as of July 31, 2014 estimated by mine staff and reviewed by David R. Gunning, P. Eng., and Joseph W. Campbell, P.Geo, are 486,586 tonnes at a grade of 2.31 g Au/t and 18.5 g Ag/t (Table 5). This total includes Proven reserves of 179,589 tonnes grading 2.33 g/t Au and 17 g/t Ag along with Probable reserves of 306,997 tonnes grading 2.30 g/t Au and 19 g/t Ag. In addition to this reserve is 181,546 tonnes at a grade of 2.98 g/t Au and 32 g/t Ag which is hosted in carbonaceous limestone and needs some capital investment in the mill to enable normal recovery. Until the costs and recoveries are better understood this material is uncategorized at the moment. There exists sufficient non-carbonaceous ore to operate for one and a half years, which should be enough time to enable the installation of the required metallurgical changes in the plant.

Total Inferred Mineral Resources at the San Martin mine (excluding San Pedrito) are estimated to be 898,049 tonnes at a grade of 2.15 g/t Au and 24 g/t Ag. Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

No reserves or resources have been defined north of Area 31.

The authors believe that the Mineral Reserve and Mineral Resource estimates fairly represent the Mineral Reserve/Mineral Resource potential of the property. The previous NI43-101 compliant estimation prepared was as of July 31, 2013 by David Gunning P. Eng. who reported total reserves of 705,998 tonnes at a grade of 2.53 g Au/t and 23.6 g Ag/t. This total included Proven reserves of 334,271 tonnes grading 2.40 g/t Au and 25 g/t Ag along with Probable reserves of 371,727 tonnes grading 2.61 g/t Au and 22 g/t Ag. In addition to this reserve 174,683 tonnes at a grade of 2.67 g/t Au and 27 g/t Ag was reported but not categorized as reserve as it is hosted in carbonaceous limestone and needs capital investment in the mill to enable normal metal recovery. This capital has not yet been committed. [The inferred resources as of July 31, 2013 totaled 1,410,849 tonnes with an average grade of 2.27 b/t gold and 16 g/t silver.]

Close monitoring and mentoring of the mine staff in recent months has made progress in mine planning but continued improvement is possible in the mine planning, budgeting, and grade control systems at the mine. The budget for future exploration programs on the property will depend on the success of grade control and the ability to maintain profitability.

Current Reserves and Resources

This section has been prepared by Gary Woods, P. Eng., Exploration Manager of the Company, and a qualified person for the purposes of NI 43-101.

Some blocks contained in the 2014 reserve estimate are unmined; however, if we depleted the reserve to only include these few blocks, the result would not realistically reflect the current status of our operations at San Martin.

While we do not prepare NI 43-101 compliant reserve estimates on any specific time constraints, mine staff continually update reserves and resources as new information is found. Estimations are made by Mexican geologists employed by our Company who are not “qualified persons” for the purposes of NI 43-101, and accordingly, such internal estimates are not NI 43-101 compliant. Nonetheless, management confidently uses these estimations to predict production and guide development of the mine.

As of April 30, 2017, reserve estimates at the San Martin mine prepared by mine staff in accordance with NI 43-101, and reviewed and approved by Gary Woods P. Eng., are probable reserves of 353,491 metric tonnes grading 2.03 gpt gold and 14 gpt silver. Excluded from this tonnage are approximately 100,412 tonnes of carbonaceous ore grading 2.27 gpt gold and 17 gpt silver. This estimate was prepared using the same estimation assumptions and procedures described above for the 2014 reserve estimate, except that: (a) the prices of gold and silver were assumed to be USD$1,200 per ounce and USD$15 per ounce, respectively); (b) overall mine costs excluding capex, have averaged USD$54 per dry tonne for the calendar year to date; and (c) average metallurgical recoveries were 81.4% for gold and 46.7% for silver (compared to estimated average metallurgical recoveries of 86% and 52 % for gold and silver, respectively, used in preparing the 2014 reserve estimate).

Insitu reserves contain 30% total dilution of zero grade

As of April 30, 2017, Inferred Mineral Resources were estimated by mine staff in accordance with NI 43-101, and reviewed and approved by Gary Woods, P. Eng., at 1,235,000 tonnes grading 2.30 gpt gold and 18 gpt silver. Inferred Mineral Resources contain no dilution, and are estimated less frequently than reserves using very few data points. Inferred Mineral Resources are not relied on for mine planning or for financial forecasting.

Accessibility & Infrastructure

Access to the San Martin project, from Mexico City is some 160 km NW, on the Querétaro to Mexico main highway to the city of San Juan del Rio, then 35 km NE to the town of Ezequiel Montes then roughly 10 km from Ezequiel Montes to the town of San Martin. Paved highway #4 which connects Queretaro with the tourist town of Bernal is within 2 km of the mine entrance.

Access to the project, via Querétaro City, is also readily available from the Querétaro international airport which is 30 km from the minesite and has daily flights from Dallas as well as from Houston, Texas.

The infrastructure at San Martin is typical of a small mining operation and the site includes mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel. The mine and mill are connected to the electric grid and the mine produces more than enough water for milling operations. Electrical power is supplied by the Federal Power Commission however the mine has a secondary electricity generating system with about 500kW capacity to supply power to the mill during a power failure and during the peak supply times when prices are higher.

Exploration, Development and Production

This section has been prepared by Gary A. Woods, P.Eng. Exploration Manager of the company, a qualified person for the purposes of NI 43-101.

For the year ended April 30, 2017, the San Martin plant achieved 81.4% recovery of gold and 46.7% for silver from the 275,072 tonnes milled during the fiscal year (twelve months). Head grades averaged 2.00 g/t gold and 16.12 g/t silver resulting in 15,160 equivalent gold ounces of production during the fiscal year. Equivalent gold ounce calculation is based on the actual daily average gold:silver ratio of 76.22 during the fiscal year (twelve months). No surface exploration program was undertaken during the twelve-month period ended April 30, 2017; all exploration efforts were focussed within the mine.

Between May 1, 2016 and April 30, 2017 a total of 14,317.4 meters were drilled using the three company owned diamond drills until December when a fourth drill was added.

Highlights of exploration during the year included additional development of strongly mineralized zones in Areas 30 and 31 where stopes 6-101, 6-107, along with 6-112 provided roughly 28,000 tonnes of high grade ore grading

In the San Martin body, diamond drilling and subsequent development of a footwall structure accounted for additional reserves that supplied mill feed, which, when combined with mineralization from Guadalupe and sections 30/31 provided the bulk of the ore developed and treated during the year.

Diamond drilling also succeeded in outlining mineralization down-dip in the San Martin body where development is ongoing. In late 2015, the Company contracted the engineering and purchase of equipment for a changeover to CIL processing that was to enable the exploitation of carbonaceous mineralization that had been identified in the mine. Metallurgical testing is ongoing to try to improve the recoveries to a point where the carbonaceous ore can be economically recovered.

The Company continues to explore with development headings that convert resources to reserves. A new NI43-101 compliant reserve estimate was not prepared during the fiscal period.

Other Mineral Properties

In addition to our principal property, the San Martin Mine, we have several other mineral interests in exploration properties, as summarized below, which we do not consider to be material to our operations at this time. These include three molybdenum-copper exploration projects that we acquired through our acquisition of Creston Moly Corp. (“Creston Moly”) from Deloitte Restructuring Inc., in its capacity as trustee in bankruptcy of Mercator Minerals Ltd., in February 2015 for a purchase price of Cdn$2 million – namely, the El Creston Project in Mexico, the Ajax Project in British Columbia and the Molybrook Project in Newfoundland.

Creston Moly, a British Columbia company, was formerly a wholly-owned subsidiary of Mercator Minerals, who acquired Creston Moly in 2011 in a cash-and-shares deal valuing Creston Moly at approximately Cdn$194 million.

•	El Creston Project, Sonora, Mexico

The El Creston molybdenum property is located in the State of Sonora, Mexico, 175 kilometres south of the US Border and 145 kilometers northeast of the city of Hermosillo. Creston Moly’s indirect wholly-owned subsidiary, Exploraciones Global S.A. de C.V. (“Exploraciones Global”), is the registered holder of the El Creston property. Exploraciones Global purchased the claims comprising the El Creston property from the previous owners. The property is known to host several zones of porphyry-style molybdenum copper mineralization.

El Creston Project, Sonora, Mexico
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
219813	Meztli	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	89	16/04/2003 4/15/2053	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	4,529 hectares 100% Owned acquired through purchase from local landowners and hijdo. 573 hectares leased for 30 years with exclusive option to purchase	Eijdo and local landowners
220332	Meztli 1	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	8	16/07/2003 7/15/2053	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
33

222321	Lorenia	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	138	25/06/2004 6/24/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
222700	Alma	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	359	13/08/2004 8/12/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
223111	Letty	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	391.509	15/10/2004 10/14/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
225638	Meztli 2	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	1455.98	30/09/2005 9/29/2055	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
229984	Meztli 6	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	0.0032	04/07/2007 7/3/2057	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
230018	Meztli 4	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	8465.04	10/07/2007 7/9/2057	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
34

231151	Meztli 3	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	457.056	18/01/2008 1/17/2058	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

•	Sierra Rosario: Sinaloa, Mexico

Located within the historically productive Sierra Madre Occident geological province in the northern Mexican state of Sinaloa, the Sierra Rosario property consists of two large mineral exploration concessions totalling 978.57 hectares. The Company has a 100% interest in this property.

In 2012, we rehabilitated approximately 10 kilometres of access road and established 20 line kilometres of cut and flagged grid line, consisting of 10 lines spaced 200 meters apart over the northern two-thirds of the Property. Utilizing this grid, the Property was geologically mapped and soil sampled at 25-meter intervals. An induced polarization (“IP”) survey (50 meter dipole spacing and n=6 separations) and a ground magnetic geophysical survey were also carried out over the grid. The work centred upon the San Raphael gossan zone where initial trenching and rock sampling returned an average value of 181 g/t silver and 0.32 g/t gold from 23 chip channel samples averaging five metres in length.

Results of the IP survey identified an open ended northwest-southeast trending chargeability anomaly measuring 1,400 metres in length, extending from line 4+00S (where it is 100 meters wide) to line 18+00S (where it is over 1,300 meters wide). The anomaly remains open to the south and southeast.  Coincident with the eastern margin of the chargeability anomaly and a northwest-southeast trending ridge, a silver-gold-arsenic-lead soil anomaly was outlined, also measuring 1,400 metres in length, extending from line 4+00S to line 18+00S, where the anomaly remains open to the south and southeast.  Individual soil sample values range up to 326.0 g/t silver; 0.712 g/t gold; 1320 ppm arsenic and 3470 ppm lead. The highest silver values occur on line 18+00S, the most southern grid line.

Geology at Sierra Rosario

The Sierra Rosario Property is located approximately 25 kilometres of the town of Choix in Sinaloa State. It is underlain by Jurassic andesite and greywacke which in turn are overlain by gently north dipping ridge forming Cretaceous limestones and interbedded calcareous siltstones all intruded by Tertiary granodiorite and diorite. Overlying the northernmost portions of the property are Tertiary andesites capped by rhyolite.

Since January of 2012, work has concentrated on the San Raphael Zone where quartz veins and stockwork carrying significant values of silver and gold were initially noted in a small exposure of granodiorite intruding Cretaceous limestone and calcareous siltstones. The subsequent recent program has defined coincident anomalies that extend from this granodiorite plug at least 1400 meters to the southeast in an area mapped as Cretaceous limestone with calcareous siltstone. The geochemical anomalies extend in a northerly direction to the contact with the overlying Tertiary andesite suggesting these younger rocks post-date the silver mineralization.

As at the date of this Annual Report, no further work is planned for this property in the foreseeable future.

•	Ajax Project, British Columbia.

The Ajax molybdenum property is comprised of 11,718 hectares and is located 13 km north of Alice Arm, British Columbia. The Ajax property, one of North America's largest undeveloped molybdenum deposits occupying a surface area of approximately 600 by 650 metres, is in the advanced stage of exploration.

Creston Moly’s wholly-owned subsidiary, Tenajon Resources Corp. (“Tenajon Resources”), is the registered holder of the Ajax property. Tenajon Resources acquired all but one of the claims comprising the Ajax property through on line staking; the final claim, identified by tenure number 511540, was acquired by way of a claim conversion (that is, a procedure for converting manually-staked claims to computerized-staked claims).

Ajax Molybdenum Property, British Columbia, Canada
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
501393	mq2	Tenajon Resources Corp./ 100%	NONE	Claim/ Mineral Exploration	402.28	12/01/2005 14/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
504775	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	255.99	25/01/2005 27/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
504776	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	292.7	25/01/2005 27/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
504782	mq-5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	146.22	25/01/2005 27/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
505618	mq5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	256.00	02/02/2015 04/08/2021	No work required until 2021. No gov't fees	None	Govern-ment
511540		Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	365.67	22/04/2005 09/06/2021	No work required until 2021. No gov't fees	None	Govern-ment
				Total	1718.86
36

•	Molybrook Project, Newfoundland.

Creston Moly’s Molybrook molybdenum property, located on the south coast of Newfoundland, is centred 2.5 km from the outport of Grey River less than 4 kilometres from a deep water, ice free navigable fjord. The property hosts a 3 km long trend in which at least three zones of at surface molybdenum mineralization occur: Molybrook, Wolf and Chimney Pond. To date, almost all exploration has been completed on the Molybrook zone where a large porphyry molybdenum deposit has been outlined.

Creston Moly’s wholly-owned subsidiary, Tenajon Resources, is the registered holder of the Molybrook property. Tenajon Resources acquired its interest from the party that originally staked the underlying claim.

Molybrook Molybdenum Property, Newfoundland, Canada
Tenure Number	Owner/ Interest	Underlying Royalty	Tenure Type/ Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
23630	Tenajon Resources Corp./ 100%	2% NSR	Claim/ Mineral Exploration	1100	18/12/2000 18/12/2018	No work required until 2018. in order to keep Claim; after 2018 must spend $52,400 prior to expiry. No gov't fees.	None	Govern-ment
•	Toiyabe Property, Nevada, USA

We have the right to acquire a 100% undivided interest, subject to a 3% net smelter royalty, in 165 mining claims located in Lander County, Nevada, more commonly known as the Toiyabe Property. The Toiyabe Property has demonstrated similar structural characteristics to the Cortez, Cortez Hills and Pipeline deposits, all located within 10 miles of the Toiyabe Property.

Consideration to be paid to acquire the interest in the Toiyabe Property is US$900,000 and the commitment for the Company to incur total exploration expenditures of US$1,025,000 on the property (which expenses have been incurred), by the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over Toiyabe or the date that the Company completes a bankable feasibility study on the property.

We also have the right to purchase up to one-half of the net smelter royalty (or 1.5%) on the basis of US$2 million per each 1% of the royalty. There are no payments required on this property until 2018.

On October 24, 2016, the Company completed Phase 1 drilling on the Toiyabe property. A total of 3,011 meters of RC/core were drilled in 15 holes. Shallow RC drill holes have identified a possible extension of the near-surface resource and the first deep core hole has identified high-grade gold mineralization (1.5 m of 12.9 g/t Au) at depth.

Reverse Circulation (RC) drilling, including two pre-collar holes, consisted of fifteen holes for a total footage of 2,537 meters. Core drilling totaled 474 meters in two holes. A summary of assay results received to date are shown below. A map of drill hole locations can be found on the Company website https://www.starcore.com .

Toiyabe Project 2016 Phase 1 Initial Assay Results
Hole ID	AZIMUTH	INCL	T DEPTH (m)	FROM (m) TO (m)		THICKNESS (meters)	Au g/t
T-1601	NA	-90	140.2	77.7	112.8	35.1	0.31
T-1601C	NA	-90	390.4	269.1	294.1	40.2	1.30
	includes			255.4	258.5	3	7.70
	includes			255.4	256.9	1.5	12.90
T-1602	NA	-90	134.1	67.1	80.8	13.7	0.16
T-1607	NA	-90	196.6	13.7	16.8	3	1.90
T-1608	NA	-90	208.8	120.4	123.4	3	0.16
				132.6	138.7	6.1	0.32
				146.3	164.6	18.3	0.46
				179.8	192.0	12.2	0.13
T-1609	45	-60	91.4	32.0	33.5	1.5	0.88
T-1611	NA	-90	213.3	NSV
T-1612	NA	-90	342.9	193.5	201.2	7.6	0.11
T-1613	NA	-90	315.5	76.2	89.9	13.7	0.27
T-1615	45	-45	163.1	82.3	89.9	7.6	0.23
				99.1	103.6	4.6	0.24
T1616	45	-45	152.4	41.1	48.8	7.6	0.13
				36.6	76.2	39.6	0.15
T-1618	45	-45	91.4	7.6	12.2	4.6	0.28
				82.3	83.8	1.5	0.82
T-1619	45	-45	121.9	38.1	44.2	6.1	1.07
T-1620	45	-45	121.9	108.2	114.3	6.1	0.16
T-1621	45	-45	121.9	68.6	74.7	6.1	1.08
T-1622	45	-45	121.9	50.3	53.3	3	3.10
38

Assays from T-1601C, the first deep core hole, show a broad mineralized zone from 254 to 294 meters(40 m) which averages 1.3 g/t Au. This zone includes 3 meters of 7.7 g/t Au (255.4-258.4 m) or 1.5 meters of 12.9 g/t Au (255’4-256.9 m). The mineralized intervals coincide closely with highly altered breccia within broad fault zones.

The RC program targeted a combination of resistivity high anomalies as well as offsets and extensions to mineralization associated with the Courtney fault zones. A near-surface NI43-101 resource of 173,562 contained ounces of gold was published in 2009. Fifteen of the initially proposed RC holes were completed for a total drilling footage of 2,537 meters. Seven of the fifteen RC holes were lost short of targeted horizons. Even with these drilling limitations, fourteen of the fifteen RC holes encountered anomalous gold values as shown in the table above.

All RC drilling samples are collected in 1.5 meter intervals, logged and securely shipped to ALS Chemex Labs Inc. in Reno, Nevada to be analyzed for gold and silver by fire assay. A second sample split is kept on site for possible re-testing or future metallurgy. Standards and blanks are included with the sample submittals and numerous repeat assays conducted. The core is logged, sample intervals marked on the core either in 1.5 meter lengths or geologic/structural breaks, sawed and half core assayed the same as the RC procedure mentioned above.

Richard Kern, Certified Professional Geologist (#11494) is the Qualified Person who has prepared and reviewed this press release in accordance with NI 43-101 reporting standards.

•	Lone Ranch: Washington State, USA

We acquired the right to a 100% undivided interest, subject to a 3% net smelter royalty, in 73 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”) from MinQuest Inc. (“MinQuest”). Consideration to be paid for the interest is US$360,000, and the commitment to incur total exploration expenditures of US$1,225,000 (of which $175,000 has been incurred) on the property, by the third anniversary of the “New Effective Date” as agreed by MinQuest.

The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over the property or the date that the Company completes a bankable feasibility study on the property.

The optionor has also granted the Company the right to purchase up to one-half of the net smelter royalty (or 1.5%) on the basis of US$1.5 million per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions may be paid to the optionor to maintain the option.

The property is readily accessible and located within 20 miles of the Kettle River Processing facility operated by Kinross. There are no property payments required on this property until 2018.

There is no assurance that a commercially viable mineral deposit exists on any of our exploration properties, or that we will be able to identify any mineral resource on any of these properties that can be developed profitably. Even if we do discover commercially exploitable levels of mineral resources on any of our properties, which is unlikely, there can be no assurance that we will be able to enter into commercial production of our mineral properties.

Processing Plant

The Altiplano gold and silver processing plant (the “Altiplano Plant”) is constructed on land with an area of 75 hectares located in Matehuala, Mexico. Both the land and the Altiplano Plant are owned by Altiplano Goldsilver S.A. de C.V., a wholly-owned subsidiary of Cortez Gold Corp., which is a wholly-owned subsidiary of the Company.

The Plant offers processing for precious metals and is designed to process 25 tons per day. The facility has the capacity to expand to 50 tons per day if extra leaching tanks are installed; at this time there is no intention to expand the processing capacity of the plant.

For environmental matters, the Altiplano Plant is required to abide by the governing laws of Mexico, as well as the provincial and local regulations.

As at February 15, 2016, the Altiplano Plant poured its first doré bar, weighing in at 21.131 kg. Since then, the Plant has been receiving concentrate deliveries to test the full facilities of the plant and procedures. The Company’s management has determined the commencement of commercial production to begin subsequent to October 31, 2016. In making this judgement, management has assessed various sources of information including but not limited to operation management expertise, projected cash flow and determining sustainable level of production inputs available. As a result, prior to commencement of commercial production, all of the pre-operational costs and any test production revenue were capitalized to Plant costs until such time as the facility was of sufficient operational status with the ability to function as management intended.

San Pedrito Property Sale

In March 2017, the Company closed the sale of the San Pedrito Property, a non-core asset located in Queretaro, Mexico for a total of C$13.50 million* (MXN$ 192,784,331). The sale agreement was subject to various confirmations, including compliance with state and municipal regulations and confirmation that the property was in good standing so conveyancing could proceed. Various requirements have been met, whereupon the buyer has removed several subject conditions and has made the first parcel payment to the Company of MXN$ 137,671,371 (C$ 9,640,852)* plus interest on this amount from March, 9, 2016, of MXN$ 7,576,445 (C$ 530,563)*, for a total payment of MXN$ 145,247,816 (C$ 10,171,415)*.

Details of the transaction are as follows:

1.	Total surface area sold covers 74.0831.544 hectares (740,831.544 square meters) sold at $250 pesos per square meter.
2.	Payments are staged as follows:

Surface Area in hectares (ha)	Equivalent in square meters (sm)	Mexican Pesos	Canadian Dollars*	Status
55.068 ha	550,685.485 sm	MXN$ 137,671,371	C$ 9,640,852
Interest Received		MXN$ 7,576,445	C$ 530,563
		MXN$ 145,247,816	C$ 10,171,415	Payment received
Parcel of 12 ha¹	120,000.000 sm	MXN$ 30,000,000	C$ 2,100,840	Pending clearance
Parcel of 2.014 ha¹	20,146.059 sm	MXN$ 5,036,515	C$ 352,697	Pending clearance
Parcel of 5 ha¹	50,000.000 sm	MXN$ 12,500,000	C$ 875,350	Pending clearance

¹ The remaining three parcels await various confirmations from different local and federal authorities. As Starcore receives these confirmations, the buyer will immediately remit the corresponding payment for each parcel of land. It is expected that these clearances will be confirmed within the next 15 months

Item 5	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal period ended April 30, 2017 should be read in conjunction with our financial statements and related notes included in this Annual Report. Our financial statements included in this Annual Report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

A.	Operating Results

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, including political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geology and weather conditions, may also affect our results of operations. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period. Except where otherwise noted, financial results are rounded to the nearest $1,000 and are expressed in Canadian currency.

Year Ended April 30, 2017, Nine-Month Transition Year Ended April 30, 2016 Compared to Fiscal Year Ended July 31, 2015.
(in thousands of Canadian dollars; audited)

	Twelve-Month Year Ended April 30, 2017	Nine-Month Transition Year Ended April 30, 2016	Nine Months Ended April 30, 2015	Year Ended July 31, 2015
Revenues
Mined ore	$24,642	$20,326	$21,707	$28,073
Purchased concentrate	2,586	-	332	332

Total revenue	27,228	20,326	22,039	28,405
Cost of sales
Mined ore	(18,641)	(14,093)	(15,554)	(20,768)
Purchased concentrate	(2,151)	-	(306)	(306)
Depreciation and depletion	(5,610)	(4,714)	(5,141)	(6,686)

Total cost of sales	(26,402)	(18,807)	(21,001)	(27,760)
Earnings from mining operations	826	1,519	1,038	645
Financing income(costs)	(626)	(387)	(68)	3
Foreign exchange gain (loss)	1,283	(159)	1,199	1,742
Professional and consulting fees	(731)	(1,031)	(924)	(1,115)
Management fees and salaries	(1,642)	(918)	(733)	(1,210)
Office and administration	(1,368)	(1,114)	(981)	(1,446)
Other expenses	-	-	82	(91)
Shareholder relations	(291)	(110)	(82)	(128)
Regulatory and transfer agent fees	(218)	(244)	(99)	(110)
Write-down for obsolete equipment	-	-	-	-
Loss before taxes	(2,767)	(2,444)	(568)	(1,710)
Other Income: Sale of San Pedrito	7,128	-	-	-
Income tax recovery (provision)	2,861	2,639	1,049	1,920
Earnings for the year	7,222	195	481	$210

Comparison April 30, 2017 to April 30, 2016

Overall, revenue from milled ore decreased by $0.3 million compared to the equivalent 12 month prior period due mainly to lower metal production and lower gold and silver recovery in the current period compared to prior year. Mined ore costs decreased in the current period due to lower tonnage processed and lower overall mine development costs and costs of labour and supplies, including chemicals and electricity. As a percentage of mined ore revenue, earnings from mining operations decreased to 3% of mined ore revenue compared to 10% in the comparative period.

Sales of metals for the year ended April 30, 2017 approximated 14,791 ounces of gold and 80,421 ounces of silver sold at average prices in the period of US$1,264 and US$18.04 per ounce, respectively. This is a decrease in sale ounces from the comparative period ended April 30, 2016 where sales of metal approximated 16,720 ounces of gold and 100,293 ounces of silver, sold at lower average prices of US$1,147 and US$15.11 per ounce, respectively.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $5,610, compared to $6,075 in the comparable 12 month period, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management.

For the period ending April 30, 2017, the Company produced $826 in earnings from mine operations compared to $2,667 for the comparable 12 month period ended April 30, 2016. The change resulted partially due to a decrease in the sale of metal ounces when compared to the prior period despite a higher average price for the commodity. The combination of slightly lower recoveries for gold and silver also resulted in lower revenue as compared to the prior period.

Costs per ounce for the period ended April 30, 2017 were US$969/EqOz. which are higher than the average operating cash cost of US$847/EqOz. during the period ended April 30, 2016. This resulted in higher reported mined ore costs at $18,641 compared to $18,772 in the previous comparable 12 month period ended April 30, 2016. Included in mined ore costs in the current period is depletion of $5,610 compared to $6,075 for the comparable 12 month period ended April 30, 2016 and the cost of purchasing concentrate of $2,151.

Other Items

Changes in other items for the year ended April 30, 2017, resulted in the following significant changes from the twelve month period ended April 30, 2016:

•	Financing costs during the period increased by $27 due to the debt extension charges of $45 which were incurred during the year.;
•	Office and administration decreased by $210 due higher corporate costs relating to acquisition of its subsidiaries, general regulatory administration and office related costs in the prior year.
•	Management fees and salaries increased by $358 primarily due to the costs related to share based compensation that were granted during the year;
•	Foreign exchange increased by $734 for the period ended April 30, 2017. The increase relates primarily due to the weakening of the Mexican peso and Canadian dollar and strengthening of the US dollar, the functional currency of the mining operations in the prior comparable period;
•	Professional and consulting fees decreased by $690 to $731 due to higher fees charged in relations to legal, tax and audit fees in the prior comparative period;
•	Regulatory and transfer agent fees decreased by $84 due to costs relating to registration on the United States markets that were incurred in the prior year;
•	Deferred Income Tax Recovery increased by $84 due to the Company recognizing its ability to use its non-capital loss carry forwards in the current and future years.
•	Sale of San Pedrito during the year resulted in a gain of $7,128. This is a transaction that was not in the normal course of business.

Comparison April 30, 2016 to April 30, 2015

In May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months. Accordingly, for illustrative purposes, this section provides a comparison of our financial results for the transition financial year ended on April 30, 2016 and the nine-month period ended April 30, 2015.

Overall, revenue from milled ore decreased by $1.7 million compared to the prior period due mainly to lower metal production and lower gold and silver recovery in the current period compared to prior year. Cost of sales decreased in the current period due to lower tonnage processed and lower overall mine development costs and costs of labour and supplies, including chemicals and electricity. As a percentage of mined ore revenue, earnings from mining operations increased to 7% of mined ore revenue compared to 5% in the comparative period.

Sales of metals for the period ended April 30, 2016 approximated 12,666 ounces of gold and 72,105 ounces of silver sold at average prices in the period of US$1,142 and US$14.87 per ounce, respectively. This is a decrease in sale ounces from the comparative period ended April 30, 2015 where sales of metal approximated 14,709 ounces of gold and 73,642 ounces of silver, sold at higher average prices of US$1,224 and US$17.30 per ounce, respectively.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $4,714, compared to $5,141 in the comparable period last period, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management.

For the period ending April 30, 2016, the Company produced $1,519 in earnings from mine operations compared to $1,038 for the period ended April 30, 2015. The increase resulted partially due to the strengthening USD which converted into Canadian Dollar (“CDN”) at $1.255 in the current period compared to $1.210 at April 30, 2015, which increased revenues and concurrently lowered costs. The combination of slightly higher recoveries for gold and silver, despite a lower metal price per ounce, resulted in higher revenue as compared to the prior period.

Costs per ounce for the period ended April 30, 2016 were much lower at an average operating cash cost of US$846/EqOz. compared to an average operating cash cost of US$920/EqOz. during the period ended April 30, 2015, resulting in reported mined ore costs which were $2,194 lower at $18,807. Also included in mined ore costs in the current period is depletion of $4,714 compared to $5,141 for the period ended April 30, 2015.

Other Items

Changes in other items for the period ended April 30, 2016, resulted in the following significant changes from the period ended April 30, 2015:

•	Financing costs during the period increased by $319 due to the debt that was raised by the Company to finance the Altiplano project;
•	Office and administration increased by $133 due higher corporate costs relating to acquisition of Cortez Gold Corp., general regulatory administration and office related costs.
•	Foreign exchange decreased by $1,358 for the period ended April 30, 2016. The decrease relates primarily due to the weakening of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations in the prior comparable period.
•	Professional and consulting fees increased by $107 to $1,031 due to higher fees charged in relations to legal, tax and audit fees in the prior comparative period.
•	Transfer Agent Fees increased by $145 due to costs relating to registration on the United States markets.
•	Deferred Income Tax Recovery increased by $1,842 due to the Company recognizing its ability to use its non-capital loss carry forwards in the current and future years.
44

Comparison July 31, 2015 to July 31, 2014

Overall, revenue from mill production decreased to $28.4 million from $33.1 million in the prior year due mainly to lower metal prices per ounce and the lower metal production in the current year compared to the prior comparative year. During the current year, the Company also generated $332 in revenue from purchased concentrates processed at the San Martin mine. Cost of sales increased in the current year due to higher tonnage processed and partly to higher overall mine development costs and costs of labour and supplies, including chemicals and electricity. As a percentage of mined ore revenue, earnings from mining operations decreased to 2% of mined ore revenue compared to 26% in the comparative year, due to higher overall mine costs and lower revenue per ounce as a result of lower gold and silver prices.

Sales of metals for the year ended July 31, 2015 approximated 18,762 ounces of gold and 101,830 ounces of silver sold at average prices in the year of US$1,210 and US$16.87 per ounce, respectively. This is a decrease in sale ounces from the comparative year ended July 31, 2014 where sales of metal approximated 22,018 ounces of gold and 126,519 ounces of silver, sold at higher average prices of US$1,294 and US$21 per ounce, respectively. The overall revenue was lower compared to the prior year due to decrease in the price of gold and silver for the current year and due to the reduced production of metals in the current year.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $6,686, compared to $5,971 in the comparable period last year, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management.

For the year of operations to July 31, 2015, the Company produced earnings from mine operations of $645 compared to $8,588 for the year ended July 31, 2014. As discussed above, average gold ore grades of 2.14 g/t and silver ore grades of 18.2 g/t for the year ended July 31, 2015 were lower as compared to the July 31, 2014 year where grades averaged 2.55 g/t and 24.2 g/t, respectively. This, in combination with lower recoveries of 85.1% for gold and 53.1% for silver in the current year compared to 87.1% for gold and 52.7% for silver in the prior comparable year ending July 31, 2014, resulted in substantially lower production and revenue.

Costs for the year ended July 31, 2015 were much higher at an average operating cash cost of US$903/EqOz. compared to an average operating cash cost of US$750/EqOz. during the year ended July 31, 2014, resulting in reported mined ore costs which were $3,212 higher at $27,760. Also included in mined ore costs in the current year is non-cash stock based compensation expense of $18 and depletion of $6,686 compared to $48 and $5,971, respectively, for the year ended July 31, 2014. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

Other Items

Changes in other items for the year ended July 31, 2015, resulted in the following significant changes from the year ended July 31, 2014:

•	Financing costs during the year decreased by $289 due to the full repayment of the Loan Facility in August, 2013. The Company has not incurred any additional financing costs during the year;
•	Office and administration increased by $89 to $1,556 due higher corporate costs relating to loan repayment activity, general regulatory administration and office related costs.
•	Shareholder’s communication decreased by $105 to $128 due to decreased participation in conventions and events.
•	Foreign exchange gain increased by $1,248 to a gain of $1,742 for the year ended July 31, 2015 due to the weakening of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations. Cash balances are mainly held in US dollars.
45

•	Professional fees increased in the current year by $713 to $1,115 due to increase in tax and audit fees as well as services related to improving mine efficiency and to re-class of certain contractors. The Company also incurred additional legal costs to acquire Creston and American Consolidated Minerals Corp. during the year ended July 31, 2015.
•	Management fees and salaries decreased by $328 to $1,210 due to lower bonuses paid to management in the current year compared to the prior year. Included in management fees and salaries is a non-cash, stock based compensation expense to management and to the members to the Company’s technical advisory committee of $120 in the current year, compared to $365 in the prior year.
•	The Company recorded an impairment of an investment in a Mexican subsidiary purchased in the current quarter of $175. While the subsidiary has significant tax assets available, management believes a write off of subsidiary costs is warranted based on an impairment analysis of existing assets of the subsidiary.
B.	Liquidity and Capital Resources

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at April 30, 2017, the Company was holding cash of $5,558,000 (2016 - $4,248,000) and short-term investments of $4,005,000 (2016 - $5,742,000).

Obligations due within twelve months of the year ended,	2017	2018	2019	2020 and beyond
(in thousands of Canadian dollars)
Trade and other payables	$2,496,000	$ -	$ -	$ -
Current portion of loan payable	1,646,000	-	-	-
Reclamation and closure obligations	-	-	-	1,347,000

The Company’s trade and other payables are due in the short term. Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine will be sufficient to meet its financial obligations and therefore has sufficient working capital.

The Company has several sources of cash flow which includes raising cash through debt, issuance of shares and from operating a profitable mine.

  During the year ended July 31, 2015, the Company secured a USD $1,000,000 (CDN $1,305,000) loan with a lender. The funds were used to advance the Altiplano Project. The loan is secured against certain assets of the Company and bears interest at 11% per annum, compounded monthly with interest payment payable monthly on the last business day of each month. The full principal plus accrued interest on the loan shall be repayable to the lender on August 31, 2017.

  The Company has no contractual commitments for capital expenditures and has disclosed all material commitments under Section F (“Tabular disclosure of contractual obligations”). The Company does have budgeted capital expenditures to be incurred in the normal operation of the San Martin Mine, the Altiplano facility and for exploration of properties, which are expected to approximate $4 million in fiscal 2017.
C.	Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place.

D.	Trend Information

There have been no significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices in our business since the end of the latest financial year, nor are there any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Although there are significant uncertainties in respect of market prices for minerals and, accordingly, the availability of equity financing for the purposes of mineral exploration and development, we do not believe that the fluctuations in market price are predictable. The price of minerals has fluctuated widely in recent years and wide fluctuations are expected to continue.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors. We have optioned its mineral properties from a private company controlled by an officer and director of our Company.

F.	Tabular Disclosure of Contractual Obligations

Obligations due within twelve months of the year ended,	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of Canadian dollars)
Trade and other payables	$ 2,496	$ 2,496	$ -	$ -	$ -
Loan payable	1,646	1,646	-	-	-
Rehabilitation and closure cost provision	1,347	-	-	-	1,347
Executive employment agreement obligation	2,520	840	840	840	-
Land lease obligation	132	132	-	-	-
Office lease obligation	432	144	144	144	-

G.	Safe harbor.

Statements in Item 5.E and Item 5.F of this Annual Report on Form 20-F that are not statements of historical fact, constitute “forward-looking statements.” See “Forward-Looking Statements” on page 3 of this Annual Report. Our Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Item 6	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names, age, business experience and functions and areas of experience in our Company of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Robert Eadie Chief Executive Officer and Director Age: 52	As our Chief Executive Officer, Mr. Eadie is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Eadie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Eadie was one of the founders of our Company.
47

Gary Arca Chief Financial Officer and Director Age: 57	As Chief Financial Officer, Mr. Arca is responsible for the management and supervision of all of the financial aspects of our business; as a director, Mr. Arca participates in management oversight and as Chairman of the Corporate Governance committee, helps to design our corporate governance policies and standards and ensures compliance therewith.
Cory Kent Director Age: 47	As Corporate Secretary, Mr. Kent is responsible for ensuring that the board of directors has the proper advice and resources to fulfill their duties to shareholders. Mr. Kent’s duties include ensuring the integrity of the governance framework and compliance with statutory and regulatory requirements. Mr. Kent is a member of the Compensation Committee.
Jordan Estra Director Age: 70	As an independent director, Mr. Estra provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Estra is a member of the Audit Committee and the Corporate Governance Committee.
Ken Sumanik Director Age: 80	As an independent director, Mr. Sumanik provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Sumanik is a member of the Audit Committee, the Compensation Committee and the Corporate Governance Committee.
Federico Villaseñor Director Age: 66	As an independent director, Mr. Villaseñor provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Villaseñor is a member of the Audit Committee and the Compensation Committee.
Tanya Lutzke Director Age: 49	As an independent director, Ms. Lutzke provides oversight for management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Ms. Lutzke’s membership in the Board of Directors also confirms management’s compliance with gender diversity in its Board.

Robert Eadie – Chief Executive Officer and Director

Mr. Eadie has been our President & Chief Executive Officer, and a director of our Company since October 2003. Mr. Eadie is a self-employed business owner and has many years of experience in working with and helping build start-up companies. He began his career as a corporate investor and public relations consultant and went on to establish his own investor relations consulting business. He has since become an executive, officer or director of a number of junior public companies, primarily in the natural resource sector. In the past 20 years, Mr. Eadie has been actively involved in public resource companies raising over $100 million dollars for various exploration and development projects around the world.

Gary Arca – Chief Financial Officer and Director

Mr. Arca has been our Chief Financial Officer and a director of our Company since January 2006. Mr. Arca has over 30 years of financial management experience. He is a Chartered Professional Accountant (CPA) and has been a member of the Canadian Institute of Chartered Professional Accountants and British Columbia Institute of Chartered Professional Accountants since 1980. He was a partner with public accounting firms, Amisano Hanson from 2002 to 2005 and Driver Anderson from 1996 to 2001.

Mr. Arca has provided auditing, consulting, taxation, accounting and litigation support services to various clients. His client base included mining, oil & gas, financial, bio-tech, high tech, and retail and wholesale businesses. Mr. Arca has extensive experience dealing with public companies and start-ups both from the perspective of management and as a consultant, and has served as a director of various publicly traded resource companies.

Mr. Arca is Chair of the Corporate Governance Committee.

Cory Kent LLB – Corporate Secretary & Director

Mr. Kent has been a director of our Company since November 2004. Mr. Kent is a Partner at McMillan LLP, and was on the executive of the Securities Law Section of the Canadian Bar Association from 2002 – 2004. With a practice focused on corporate securities law and related technology, natural resources and commercial matters, Mr. Kent possesses a strong and varied legal background suited to the junior mining sector.

Mr. Kent is a member of the Compensation Committee.

Mr. Jordan Estra – Director

Mr. Estra has been a director of our Company since March 2010. Mr. Estra is Managing Director of Private Equity at Sutter Securities Incorporated, a full-service investment banking firm headquartered in San Francisco, California. Mr. Estra is also currently President and Chief Executive Officer of Ophir Brasil Mineracao, Ltda., a privately owned gold mining company in Brazil, and President and Chief Executive Officer of Ophir Consulting Group, Inc., a privately owned mining consulting company. His background includes his experience as a leading research analyst for a number of international investment banks.

Mr. Estra graduated with High Distinction from Babson College (International Economics) and with Honors from the Columbia University Graduate School of Business (Finance). He served in the United States Army (Medical Corps) and has been a member of the American Institute of Mining, Metallurgical and Petroleum Engineers, the Foreign Policy Associate, the New York Society of Security Analysts and the Stock & Bond Club of South Florida. He holds Series 6, 7, 24, 57 and 58 securities licenses.

Mr. Estra is a member of the Audit Committee and the Corporate Governance Committee.

Mr. Federico Villaseñor – Director

Mr. Villasenor has been a director of our Company since February, 2007. He is currently a consultant to various mining companies. From 2007 to 2014, he served as the Business Development Director for Goldcorp Mexico, a subsidiary of Goldcorp Inc., a leading global gold producer engaged in the acquisition, exploration, development and operation of gold properties in Canada, the United States and Latin America. He obtained a B.Sc. in Mining Engineering from the University of Guanajuato in 1972, a Master of Science from Columbia University of New York City in 1976 and a Finance Degree from the Instituto Tecnologico de Mexico in 1985. Mr. Villaseñor has been a member of the Mexican Mining Chamber Board.

Mr. Villaseñor is Chair of the Audit Committee and a member of the Compensation Committee.

Mr. Ken Sumanik – Director

Mr. Sumanik has been a director of our Company since November, 1993. He is an environment and land specialist with over 40 years of experience in logging and mining impact assessment and evaluation. From 1989 to 1999, he held the position of Vice-President of Environment and Land Use for the Mining Association of British Columbia. Mr. Sumanik then served as Assistant to the Minister for Mining in British Columbia before becoming involved with publicly listed junior mining companies on the TSX Venture Exchange and the Toronto Stock Exchange.

Mr. Sumanik is currently a retired resource consultant.

Mr. Sumanik sits on the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

Ms. Tanya Lutzke – Director

Ms. Lutzke has been a director of our Company since October, 2016 and has over 10 years’ experience in financial services, the banking industry and law enforcement. A native of Vancouver, B.C., Ms. Lutzke attended the University of British Columbia and obtained her Financial Planning and Canadian Securities Institute designations.

Director Interlocks

Each of our directors and officers has served and continue to serve as officers and/or directors of other companies engaged in natural resource exploration and development and related industries.

Messrs. Robert Eadie and Gary Arca (who are, respectively, the Chief Executive Officer and Chief Financial Officer or our Company, in addition to serving on our Board of Directors) are also executive officers and directors of Parlane Resource Corp. and Red Hut Metals Inc., each of which is a junior company listed on the TSX Venture Exchange with mineral exploration activities in Canada. . Mr. Ken Sumanik, a member of our Board of Directors, also serves as director of Parlane Resource Corp.

Mr. Cory Kent, our Corporate Secretary and a member of our Board of Directors, is a director of Nevada Sunrise Gold Corp., a junior company listed on the TSX Venture Exchange with mineral exploration properties in Nevada.

Mr. Federico Villaseñor, a member of our Board of Directors, is also a director of Santacruz Silver Mining, Ltd., a company listed on the TSX Venture Exchange whose operations include the Rosario silver mine near the town of Charcas, in the state of San Luis Potosi, Mexico.

Mr. Jordan Estra, a member of our Board of Directors, is also a director of each of Searchlight Minerals Corp. and Meadow Bay Gold Corporation. Searchlight Minerals Corp. is a junior mineral exploration company quoted on the OTCQB with a slag reprocessing project in Arizona, and Meadow Bay Gold Corporation is a junior company listed on the Toronto Stock Exchange that is focused on exploration activities at the Altanta Gold Mine Project site in the State of Nevada.

B.	Compensation

Executive Compensation

The following table contains information about the compensation paid for services in all capacities to us, including compensation paid to or earned by (a) our Chief Executive Officer (or an individual who acted in a similar capacity); (b) our Chief Financial Officer (or an individual who acted in a similar capacity); (c) each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers as at April 30, 2017 and whose total salary and bonus exceeds $150,000 during the period ended April 30, 2017; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of our Company as of April 30, 2017.

Summary Compensation Table

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year ended April 30, 2017 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year ended April 30, 2017	Salary(1) ($)	Share-based awards(2) ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compen-sation(4) ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Robert Eadie Executive Chairman, CEO & President	2017	360,000	20,400	-	-	-	-	12,000	392,400
Gary Arca CFO	2017	240,000	10,200		-	-	-	12,000	262,200
David Gunning(4) COO	2017	223,600	10,800		-	-	-	11,000	245,400

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered. Pursuant to their executive employment agreements amended effective as of August 2015, Messrs. Eadie, Gunning and Arca are entitled to be paid annual salaries of $360,000, $240,000 and $240,000, respectively. Each executive employment agreement is for a term of five years to July 31, 2020. For additional details please refer to the discussion below under the heading, “Directors, Senior Management and Employees – Board Practices – Executive Employment Agreements”.
(2)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended April 30, 2017.
(3)	All other compensation includes $12,000 paid to each of Mr. Eadie, Mr. Arca, and $11,000 paid to Mr. Gunning as directors’ fees for 2017.
(4)	Mr. Gunning resigned on April 7, 2017

Long Term Incentive Plan (LTIP) Awards

We do not have any long term incentive plans and, except as disclosed above.

An LTIP is “any plan providing compensation intended to motivate performance over a period longer than one fiscal year but does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale”.

Option and Stock Appreciation Rights (SARs)

The Company has 600,000 options granted under previously approved stock option plans. The Company does not currently have an active plan as shareholders rejected the Company’s share option plan dated for reference January 17, 2011 (the “Plan”) at its annual general meeting in January 2014. No further options may be granted under the Plan. However, the Plan continues to govern outstanding options that were granted under it or otherwise made subject to it.

The Plan had been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Board. The Plan provided that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than 10 years after the issuance of such option. Subject to the requirements of the policies of the TSX and the prior receipt of any necessary regulatory approval, the Board may, in its absolute discretion, amend or modify the Plan or any outstanding option granted under the Plan, as to the provisions set out in the Plan.

The process by which the Board has historically granted option-based awards to executive officers is: The Board, after reviewing recommendations from the Compensation Committee and management, approves stock option grants to executive officers and employees annually. Additional options may be granted as options are replenished within the Plan. Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options is set in accordance with the policies of the TSX.

Please see “Share Ownership” for details relating to our previous stock option plan.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year ended April 30, 2017 and subsequent thereto, no stock options were granted. See “Options and Stock Appreciation Rights.”

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth the value of outstanding options held by the executive officers as of April 30, 2017. The value of the unexercised in-the-money options at fiscal year end is the difference between the closing price of the common shares on April 30, 2017, which was $0.51, and the exercise price of the options.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Robert Eadie	Nil	Nil	250,000(2)(3)	Nil/Nil
Gary Arca	Nil	Nil	175,000(2)(3)	Nil/Nil
David Gunning(4) COO	Nil	Nil	175,000(2)(3)	Nil/Nil

(1)	The market price of the Company’s common shares as reported on the TSX on April 30, 2017 was $0.51 per share.
(2)	Options are fully vested.

(3) Exercise price is $0.88.

(4) Mr. Gunning resigned on April 7, 2017 and have subsequently expired unexercised.

Option and SAR Repricings

There were no repricings of stock options under the stock option plan or otherwise during our completed financial year ended April 30, 2017. No amendments can be made to any outstanding options.

Defined Benefit or Actuarial Plan

We do not have a defined benefit or actuarial plan.

Compensation of Directors

The compensation provided to the directors, excluding the three officers named in the foregoing, for the Company’s most recently completed financial year of April 30, 2017, is as follows:

Name(1)	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation(3) ($)	Total ($)
Cory Kent	12,000	10,200	Nil	Nil	Nil	116,000	138,200
Ken Sumanik	12,000	10,200	Nil	Nil	Nil	Nil	22,200
Jordan Estra	Nil	10,200	Nil	Nil	Nil	Nil	10,200
Federico Villaseñor	3,500	10,200	Nil	Nil	Nil	Nil	13,700
Tanya Lutzke	6,000	Nil	Nil	Nil	Nil	Nil	6,000
(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)	Includes share based awards granted during the year that vested during the year. The values of such awards have been determined based on the market price of the Company’s common shares as reported on the TSX on April 20, 2017 which was $0.51 per share.
(3)	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, wherein the director received compensation for services rendered. The Company paid in legal fees to a law firm of which Cory Kent is a partner.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at April 30, 2017, for each director, excluding a director who is already set out in disclosure for a Named Executive Officer for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Cory Kent	Nil	n/a	n/a	Nil	60,000	14,025
Ken Sumanik	Nil	n/a	n/a	Nil	60,000	14,025
Jordan Estra	Nil	n/a	n/a	Nil	60,000	14,025
Federico Villaseñor	Nil	n/a	n/a	n/a	60,000	14,025
Tanya Lutzke	Nil	n/a	n/a	n/a	40,000	9,350

(1)     The market price of the Company’s common shares as reported on the TSX on April 28, 2017 was $0.51 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended April 30, 2017, for each director who was not a Named Executive Officer:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Cory Kent	Nil	10,200	Nil
Ken Sumanik	Nil	10,200	Nil
Jordan Estra	Nil	10,200	Nil
Federico Villaseñor	Nil	10,200	Nil
Tanya Lutzke	Nil	Nil	Nil
(1)
53

C.	Board Practices

Each director of our Company is elected annually and holds office until the next annual general meeting of the shareholders unless that person ceases to be a director before then. Our last annual general meeting of the shareholders was held on October 28, 2016.

Name and Position with the Company	Director/Officer Since
Robert Eadie Executive Chairman, Chief Executive Officer and Director	October 24, 2003
David Gunning(1) Chief Operating Officer and Director	April 6, 2009
Gary Arca Chief Financial Officer and Director	January 25, 2006
Cory Kent, Corporate Secretary and Director	January 25, 2006
Ken Sumanik Director	November 19, 1993
Federico Villaseñor Director	February 1, 2007
Jordan Estra Director	March 26, 2010
Tanya Lutzke Director	October 28, 2016

(1) Mr. Gunning resigned on April 7, 2017 and received $10,800 for his vested RSUs and DSUs.

2. Executive Employment Agreements

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, Robert Eadie is paid a base salary of $360,000 per annum, for acting as Chief Executive Officer of the Company. The agreement is for a term of five years to July 31, 2020 and may be terminated upon notice in writing and payment of $720,000. In addition, the agreement provides that, for a period of 30 days after a “change of control”, Mr. Eadie may, by notice in writing to the Company, deem the agreement to be terminated, in which case Mr. Eadie will receive a lump sum payment of $720,000. A change of control (a “Change of Control”) is deemed to occur when (i) there is a sale of all or substantially all of the assets of the Company, (ii) there is a merger of the Company whereby shareholders of the Company hold less than 50% of the shares in the surviving entity, (iii) there is a change in ownership of voting securities of the Company sufficient to permit any person to elect or appoint a majority of the Board of Directors, (iv) any person or persons acting jointly or in concert acquire greater than 50% of the outstanding voting securities of the Company, or (v) there is a change in the composition of the Board of Directors of the Company as a result of a proposal by a shareholder group not supported by management resulting in current members of the Board of Directors representing less than 51% of the members of the Board of Directors. In addition to his base salary, Mr. Eadie received fees for his services as a director in the amount of $12,000 for the year ended April 30, 2017.

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, Gary Arca is paid a base salary of $240,000 per annum, for acting as Chief Financial Officer of the Company. The agreement is for a term of five years to July 31, 2020 and may be terminated upon notice in writing and payment of $480,000. In addition, the agreement provides that, for a period of 30 days after a Change of Control, Mr. Arca may, by notice in writing to the

Company, deem the agreement to be terminated, in which case Mr. Arca will receive a lump sum payment of $480,000. In addition to his base salary, Mr. Arca received fees for his services as a director in the amount of $12,000 for the year ended April 30, 2017.

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, David Gunning was paid a base salary of $240,000 per annum, for acting as Chief Operating Officer of the Company. In addition to his base salary, Mr. Gunning received fees for his services as a director in the amount of $11,000 for the year ended April 30, 2017. Upon his resignation in April, 2017, Mr. Gunning received $ 10,800 representing the cash value of his vested RSUs and DSUs.

3.       Committees

The members of our Company’s audit committee include Federico Villaseñor (Chairman), Ken Sumanik and Jordan Estra. The audit committee is directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. The audit committee also considers whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of our Company. The audit committee also reviews the financial statements and financial information prior to its release to the public.

The members of our Company’s compensation committee are Cory Kent, Ken Sumanik and Federico Villaseñor (Chairman). The function of the Compensation Committee is to review periodically the compensation paid to the Company’s executive officers and to the Directors, and to make recommendations on compensation to the Board. In addition, the Committee reviews the compensation plans for the Company’s senior executive staff and administers the Company’s stock option plan.

The members of our Company’s corporate governance committee are Ken Sumanik, Jordan Estra and Gary Arca (Chairman). The Corporate Governance & Nominating Committee is charged with the responsibility of developing corporate governance policies and seeking out individuals for appointment to the board of directors as required.

D.	Employees

The San Martin mine operates with a combination of contractors and employees. Most of the hourly workers are contracted through the union or syndicate. The mine has a good relationship with the union and has seen significantly fewer labour issues than most other mines in Mexico.

As at April 30, 2017, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

Altiplano	19	0	0	19
San Martin Mine	61	168	85	314
Vancouver Office	11	0	3	14
Total	91	168	88	347

In comparison, we had the following employees and contractors as at April 30, 2016:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

Altiplano	12	0	0	12
San Martin Mine	61	163	75	299
55

Vancouver Office	8	0	5	13
Total	81	163	80	324

In comparison, we had the following employees and contractors as at July 31, 2015:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

San Martin Mine	31	166	104	301
Vancouver Office	6	0	6	12
Total	37	166	110	313

E.	Share Ownership

There were 49,146,851 common shares issued and outstanding as of April 30th, 2017. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following common shares as of April 30, 2017:

Name	Number of Common Shares Beneficially Owned	Percentage
Robert Eadie	2,470,617	5.03%
Gary Arca	537,499	1.10%
Cory Kent	77,625	0.16%

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

For information concerning options held by our officers and directors, please see “Compensation”.

Stock Option Plan

The Company does not currently have any equity compensation arrangements in place under which directors, officers or employees can be granted an equity interest in the Company. The Company previously had an incentive stock option plan in place (the “Plan”) pursuant to which the Board had the ability to grant options to purchase common shares (“Options”) to directors, officers, employees and consultants to the Company. The Plan was subject to shareholder approval, which was not received at the Company’s January 28, 2014 annual general meeting. Options granted under the Plan prior to January 28, 2014 remain outstanding and are exercisable; however no new Options may be granted under the Plan. As at the date of this Annual Report, Options to purchase 1,348,750 common shares remain outstanding under the Plan.

The following is a summary of the material terms of the Plan that apply to the outstanding Options:

(a)	All Options granted under the Plan are non-assignable, non-transferable, will be exercisable for such period as is determined by the board of directors on the date of grant, such period not to exceed 10 years, and will vest at the discretion of the board of directors;

(b)	for Options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of
56

a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)	if an Optionee ceases to be employed by the Company, other than as a result of termination with cause in which case the option terminates immediately or ceases to act as a director or officer of the Company or a subsidiary of the Company, any vested option held by such Optionee may be exercised within 30 days after the date such Optionee ceases to be employed or act as an officer or director;

(d)	in the case of the death of an Optionee, any vested Option held by the Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option; and

(e)	subject to the policies of the Toronto Stock Exchange, the Plan and Options granted under it may be amended without shareholder approval to:

•	may make amendments which are of a typographical, grammatical, clerical or housekeeping nature only;

•	No other amendments are allowed.

For information regarding outstanding stock options, please see “Compensation” above.

In May, 2016, the Board of Directors approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) as part of the Company’s compensation arrangements for directors, officers, employees or consultants of the Company or a related entity of the Company. The RSU/DSU Plan was initialized as at August 1, 2016 with the first grants of RSUs and DSUs. The purpose of the RSU/DSU Plan is to provide directors, officers, employees or consultants (the “Eligible Persons”) with the opportunity to acquire restricted share units (RSU’s) and deferred share units (“DSUs”) of the Company, enabling them to participate in the long-term success of the Company, and to promote a greater alignment of their interests with the interests of the shareholders of the Company.

Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued.

Both RSUs and DSUs, and all other rights, benefits or interests in the RSU/DSU Plan are non- transferrable (other than to a grantee’s beneficiary or estate, as the case may be, upon the death of the grantee). The RSUs and DSUs to be granted to Eligible Persons under the RSU/DSU Plan will entitle the holder to receive the fair market value of common shares, subject to vesting and performance criteria (the “Performance Conditions”) established by the Board. Accordingly, the RSUs and DSUs will track the value of the underlying common shares, but the grantees will not receive the fair market value thereof until the applicable RSU or DSU vests, and upon vesting, will be further subject to meeting the Performance Conditions.

For the purposes of the RSU/DSU Plan, the fair market value of the Common Shares is determined, as at a particular date, by the volume weighted average (“VWAP”) of the trading price per common share on the Toronto Stock Exchange (“TSX”) for the last ten (10) trading days ending on that date.

The RSU/DSU Plan is administered by the Board. The Board has the authority to delegate all of its powers and authority under the RSU/DSU Plan to the Compensation Committee of the Board of Directors. The maximum number of common shares to be made subject to the RSU/DSU Plan together with options outstanding under the Company’s existing Stock Option Plan, will not exceed 10% of the outstanding common shares of the Company. The Board will be guided by this ceiling and the Performance Conditions described hereunder. The Board has also determined that it will not be seeking shareholder approval for the Stock Option Plan to be renewed, once the outstanding stock options have been exercised or expire, with the last outstanding options expiring on January 15, 2019.

Restricted Share Units

The purpose of the RSUs is to reward directors, officers, employees or consultants for their individual performance and to provide an alternative incentive mechanism to the Company’s Stock Option Plan which expires on January 15, 2019. The goal of such grants is to more closely align awards to individual performance and established performance criteria.

The RSU/DSU Plan permits the Board to grant awards of RSUs to Eligible Persons. The Board of Directors has the discretion to stipulate the length of time for vesting and to determine various performance conditions to be met prior to payout of any RSUs. The Board has determined the following criteria to govern RSUs:

1.        RSUs will vest over a period of three years from the date of grant, vesting as to one-third at the end of each calendar year.

2.        Performance Conditions will accompany vested RSUs as to the following percentages:

•	50% of vested RSUs will automatically be paid out;
•	25% of vested RSUs will be based on the market price having increased by a minimum of 10% per annum from the initial year, or 30% over a 3-year term. If this criteria is not met in the first year, so long as the criteria is met in either year 2 or year 3, the affected portion of vested RSUs will be paid out. If the criteria is not met, unpaid RSUs will expire.
•	25% of vested RSUs will be based on meeting an earnings-per-share of $0.05 per annum. This portion of vested RSUs will not carry over to the succeeding years. If this criteria is not met, this portion of vested RSUs will expire in the year that they vest.

The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than December 30th of the third calendar year after the year in which the RSUs have been granted, and will be terminated to the extent the performance objectives or other vesting criteria have not been met. Upon vesting, and upon applying the Performance Conditions, the RSUs will be settled through a cash payment equal to the fair market value of the common shares underlying the RSUs as of the date of vesting.

Treatment of Dividends

If the Company pays a cash dividend on its shares, the RSUs held by an RSU Grantee will be increased by (i) multiplying the amount of the dividend per share by the aggregate number of Restricted Share Units that were credited to the Eligible Person’s account as of the record date for such dividend, and (ii) dividing that amount by the fair market value on the date on which the dividend is paid.

Termination and Change of Control

RSUs will remain outstanding and vest in accordance with their terms, unless the RSU Grantee is terminated by the Company with cause, in which case all RSUs held by the RSU Grantee, whether vested or unvested will be forfeited and cancelled without payment. In the event of a change of control of the Company and the subsequent termination of the RSU Grantee, or a decrease or diminishment of the RSU Grantee’s duties, the RSUs will immediately vest and be paid out. Upon resignation of a participant, all unvested RSUs will be automatically cancelled and all rights in respect thereof will be forfeited for no consideration.

Deferred Share Units

DSU Awards will vest for current DSU participants as to 25% of DSUs on the date of grant; and 25% on each anniversary date of the grant over a period of 3 years. For DSUs granted after August 1, 206, the vesting period will be 33-1/3% on each anniversary date of the grant over a period of 3 years. No cash settlements will be given to the Eligible Person until he/she ceases to be an Eligible Person, whether such status changes as a result of the termination of service of the Eligible Person by the Company, retirement or resignation of the Eligible Person, removal from the Board of Directors, or otherwise, but in any event no later than three months following the Separation Date (being the date that the DSU recipient ceases to be an Eligible Person), or in the case of the death of the of the holder of the DSU Award, within two months of the death of the holder. All vested DSUs will be settled through a cash payment equal to the fair market value of the common shares (“FMV”) underlying the DSUs, the determination of such FMV to be done on the Separation Date in accordance with the provisions of Regulation 6801(d) of the Income Tax Act.

Treatment of dividends for DSUs will be the same as the treatment of dividends for RSUs.

Item 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table sets forth, as of April 30, 2017, the persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name of Shareholder	No. of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares	Percentage of Fully Diluted Common Shares(1)
2176423 Ontario Ltd. (a private company controlled by Eric S. Sprott) Toronto, Ontario	7,681,693(2)	15.63%	15.21%
Italpreziosi S P A	3,787,135	7.70%	7.5%
(1)	Based on 49,146,851 common shares issued and outstanding as at April 30, 2017, and 1,348,750 being the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable, for a total of 50,495,601 fully diluted common shares.
(2)	The information is as at April 30, 2017, as derived from SEDI, the electronic filing system for Insider Reporting. The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at July 22, 2017, the registrar and transfer agent for our Company reported that there were 49,146,851 common shares of our Company issued and outstanding. Of these, 43,979,735 were registered to Canadian residents 246 shareholders), 2,533,008 were registered to residents of the United States (104 shareholders) and 3,864,209 were registered to residents of other foreign countries (11 shareholders).

To the best of our knowledge, our Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

B.	Related Party Transactions

Other than compensation paid to our directors and officers in such capacities, and except as disclosed below, to the best of our knowledge, since the formation of our Company:

•	there have been no material transactions to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest; and
59

•	none of our directors or officers, nor any relatives or spouses of such directors or officers, nor any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, were indebted to us.

At the time that Starcore and Cortez Gold agreed to their business combination transaction described in Item 4B - Our Business Overview, three directors of Cortez Gold were also directors of Starcore, namely, Robert Eadie, Gary Arca and Federico Villaseñor.

C.	Interests of experts and counsel

Not Applicable

Item 8	Financial Information
A.	Consolidated Statements and Other Financial Information

Item 18 of this Annual Report contains our financial statements as at and for the year ended April 30, 2017. Our financial statements are stated in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Export Sales
(All dollar figures are in ‘000s)

Export sales constituted 100 percent of our Company’s total sales volume during the fiscal years disclosed in the following table:

Year	Sales	Export Sales (%)
2017	$27,228	100%
2016	$20,326	100%
2015	$28,405	100%
2014	$33,136	100%
2013	$30,246	100%

Legal Proceedings

There are no legal proceedings to which our Company is a party and, to our knowledge, no such proceedings are pending.

On December 22, 2015, the SEC initiated proceedings under Section 12(j) of the Securities Exchange Act of 1934 for our Company’s failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it had not filed any periodic reports with the Commission since the period ended April 30, 2004. On January 25, 2016, the Company executed an Offer of Settlement presented by the SEC to settle the proceedings. The SEC issued its Final Order on February 1, 2016.

Dividend Policy

Our Company does not have a formal dividend policy.

Our Company paid our shareholders dividends in September 2014. Any future payment of dividends or distributions will be determined by the board of directors of our Company on the basis of our Company's earnings, financial requirements and other relevant factors. Successful operation of our business is subject to a number of risks and uncertainties, including those described under the heading “Risk Factors” appearing on page8, above.

B.	Significant Changes

Not Applicable

Item 9	The Offer and Listing
A.	Offer and Listing Details

Not Applicable

B.	Plan of Distribution

Not Applicable

C.	Markets

Our common shares trade on the TSX Exchange (Toronto Stock Exchange) with symbol “SAM” and our CUSIP number is 85525T202. Our common shares also trade on the Frankfurt Stock Exchange with symbol V4JA.

D.	Selling shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of the issue

Not Applicable

Item 10	Additional Information
A.	Share capital.

Not applicable for annual reports

B.	Memorandum and articles of association.

This information is included in the 20F Registration Statement filed on August 12, 2016 and has not changed, except in connection with David Gunning’s resignation as Director and Chief Operation Officer.

C.	Material Contracts

With the exception of the contracts listed below and the executive employment agreements described under the heading “Directors, Senior Management and Employees -Board Practices – Executive Employment Agreements” above, we have not entered into any material contracts during the last twenty-four months that were outside those entered into in the ordinary course of business.

1.	Arrangement Agreement dated May 29, 2015 between the Company and Cortez Gold covering the acquisition by the Company of all of the shares of Cortez Gold pursuant to a plan of arrangement in accordance with the Business Corporations Act (British Columbia).
D.	Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

Except as provided in the Investment Canada Act (Canada), which has rules regarding certain acquisitions of shares by non-residents, there is no limitation imposed by Canadian law or by our charter or other constituent documents on the right of a non-resident to hold or vote our common shares. The Investment Canada Act is a Canadian federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures. Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act, the Investment Canada Act generally prohibits implementation of the investment unless, after review, the Minister of Industry is satisfied that the investment is likely to be of net benefit to Canada.

E.	Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with our Company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our Company in connection with carrying on a business in Canada (a “non-resident holder”). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of the Annual Report and the currently publicly announced administrative and assessing policies of the Canada Revenue Agency (the “CRA”). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our Company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our Company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our Company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to the CRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)	if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)       the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a)       the non-resident holder;

(b)       persons with whom the non-resident holder did not deal at arm's length- or

(c)       the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of our Company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a)	the value of such shares is derived principally from real property (including resource property) situated in Canada,
(b)	the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,
(c)	they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or
(d)	the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer’s proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the “taxable capital gain” is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our Company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of shares of our common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of our common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a beneficial holder of common shares of our Company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See “Foreign Tax Credit” below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our Company and thereafter as gain from the sale or exchange of the common shares of our Company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our Company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a U.S. Holder is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.) $3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for non-capital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the cap-ital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by our Company. An “excess distribution” is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if our Company is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a “Unpedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of our common shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our Company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.” For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our Company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our Company, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our Company and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our Company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our Company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

F.	Dividends and Paying Agents

Not applicable for annual Reports

G.	Statement by Experts

Not applicable for annual Reports

H.	Documents on Display

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our Company referred to in this Annual Report may be viewed at our principal executive offices, Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6 (Telephone: (604) 602-4935), during normal business hours.

I.	Subsidiary Information

See Item 4(C) for the Company’s active subsidiaries as at the date of this Annual Report.

Item 11	Quantitative and Qualitative Disclosures About Market Risk

As a Canadian company, our cash balances are kept in U.S. and Canadian funds. Therefore, we may become exposed to some exchange, interest rate and other risks as listed below. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our market risks.

i.)	Currency Risk - Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

ii.)	Interest rate risk - The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations.

iii.)	Credit risk - Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk with respect to its cash and short-term investments.

iv.)	Liquidity risk - Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves.

v.)	Commodity Risk - Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.

Item 12	Description of Securities Other than Equity Securities

Not applicable

Item 13	Defaults, Dividend Arrearages and Delinquencies

None

Item 14	Material Modifications to the rights of Security Holders and Use of Proceeds

Not Applicable

Item 15	Controls and Procedures

Not Applicable

Item 16
Item 16A	Audit Committee Financial Expert

The Company’s board of directors has determined that it has two audit committee financial experts serving on its audit committee. Jordan Estra and Federico Villaseñor have been determined to be such audit committee financial experts and are independent, as that term is defined by the Toronto Stock Exchange’s listing standards applicable to the Company. The SEC has indicated that the designation of Messrs. Estra and Villaseñor as audit committee financial experts does not make either of them an “expert” for any purpose, impose any duties, obligations or liability on either of them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Item 16B	Code of Ethics

The Company has not adopted a written code of ethics applicable to officers and directors of the Company. The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operated independently of management and in the best interests of the Company.

Item 16C	Principal Accountant Fees and Services

Audit Fees. This category includes the fees for the audit of our financial statements and the quarterly reviews of interim financial statements. This category also includes advice on audit and accounting matters that arose during or as a result of the audit or the review of interim financial statements and services in connection with Securities and Exchange Commission filings.

Audit-Related Fees. This category includes assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under Audit Fees, and describes the nature of the services comprising the fees disclosed under this category.

Tax Fees. This category includes the fees for professional services rendered for tax compliance, tax advice and tax planning, and describes the nature of the services comprising the fees disclosed under this category.

All Other Fees. This category includes products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees or Tax Fees.

Our current independent public accountants provided audit and other services during the fiscal year ended April 30, 2016 and April 30, 2017:

	April 30, 2017	April 30, 2016
Audit Fees	140,812	$262,500
Audit-Related Fees	Nil	$1,983
Tax Fees	Nil	$93,860
All Other Fees	Nil	Nil
Total Fees	140,812	$358,343

Pre-Approval Policies and Procedures

Our audit committee pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” were reviewed and approved by the audit committee before the respective services were rendered. We are not relying upon a waiver pursuant to the provisions of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X

The audit committee has considered the nature and amount of the fees billed by Davidson & Company LLP, Chartered Professional Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Davidson & Company LLP, Chartered Professional Accountants.

Item 16D	Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

Item 16F	Change in Registrant’s Certifying Accountant

In May, 2016, our Board of Directors approved the appointment of Davidson & Company LLP, Chartered Professional Accountants, as our independent accountants to audit our financial statements and dismissed Deloitte LLP, Chartered Professional Accountants, as our independent accountants. The appointment of Davidson & Company LLP was approved by the Company’s shareholders at the Annual General Meeting held on October 28, 2016.

Item 16G	Corporate Governance

Not Applicable

Item 16H	Mine Safety Disclosure

Not Applicable

PART III

Item 17	Financial Statements

Not Applicable

Item 18	Financial Statements

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report:

Audited financial statements of the Company for the year ended April 30, 2017, including consolidated statements of financial position, consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

The Company’s Financial Statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number	Description
1.	Articles of Incorporation
1.1	Notice of Articles of Starcore International Mines Ltd. dated October 2, 2012.[1]
1.2	Articles of Starcore International Mines Ltd.[1]
1.3	Notice of Change of Directors dated April 17, 2017.
4.	Material Contracts
4.1	Arrangement Agreement dated October 1, 2014 between the Company and American Consolidated.[1]
4.2	Arrangement Agreement dated May 29, 2015 between the Company and Cortez Gold.[1]
72

8.	List of Subsidiaries
8.1	Subsidiaries of the Company.[1]

Notes: 1. Incorporated by reference from the Company’s Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission on August 12, 2016.
2. Incorporated by reference from Amendment No. 1 to the Company’s Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission on October 13, 2016

CERTIFICATIONS

I, Robert Eadie, certify that:

1. I have reviewed this annual report on Form 20-F of Starcore International Mines Ltd.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: July 31st,2017
Signature: /s/ Robert EadieTitle: Chief Executive Officer & President

CERTIFICATIONS

I, Gary Arca, certify that:

1. I have reviewed this annual report on Form 20-F of Starcore International Mines Ltd.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: July 31st,2017
Signature: /s/ Gary Arca
Title: Chief Financial Officer

Starcore International Mines Ltd.

Consolidated Financial Statements

For the periods ended April 30, 2017 and April 30, 2016

(Audited)

1

DAVIDSON & COMPANY LLP Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Starcore International Mines Ltd.

We have audited the accompanying consolidated financial statements of Starcore International Mines Ltd., which comprise the consolidated statements of financial position as of April 30, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, cash flows and changes in equity for the year ended April 30, 2017 and the nine month period ended April 30, 2016, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Starcore International Mines Ltd. as at April 30, 2017 and 2016 and its financial performance and its cash flows for the year ended April 30, 2017 and the nine month period ended April 30, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants
July 27, 2017	A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Starcore International Mines Ltd.

Consolidated Statements of Financial Position
(in thousands of Canadian dollars)

	April 30,	April 30,
As at	2017	2016

Assets

Current
Cash	$ 5,558	$ 4,248
Short-term Investments (note 5)	4,005	5,742
Amounts Receivable (notes 6)	4,777	2,221
Inventory (note 7)	2,921	1,877
Prepaid Expenses and Advances	349	191

Total Current Assets	17,610	14,279

Non-Current
Mining Interest, Plant and Equipment (notes 8 & 11)	52,921	56,618
Exploration and Evaluation Assets (note 9)	5,955	3,864
Reclamation Deposits	165	165
Deferred Tax Assets (note 18)	5,445	3,981

Total Non-Current Assets	64,486	64,628

Total Assets	$ 82,096	$ 78,907

Liabilities

Current
Trade and Other Payables	$ 2,496	$ 3,091
Current Portion of Loan Payable (note 10)	1,646	4,619

Total Current Liabilities	4,142	7,710

Non-Current
Loan Payable (note 10)	-	1,369
Rehabilitation and Closure Cost Provision (note 11)	1,131	1,091
Deferred Tax Liabilities (note 18)	11,905	10,864

Total Non-Current Liabilities	13,036	13,324

Total Liabilities	$ 17,178	$ 21,034

Equity

Share Capital (note 12)	$ 50,605	$ 50,605
Equity Reserve	11,173	11,173
Foreign Currency Translation Reserve	5,209	5,386
Accumulated Deficit	(2,069)	(9,291)

Total Equity	64,918	57,873

Total Liabilities and Equity	$ 82,096	$ 78,907

Commitments (notes 11 and 14)

Approved by the Directors:

“Robert Eadie” Director “Gary Arca” Director

Starcore International Mines Ltd.

Consolidated Statements of Operations and Comprehensive Income
(in thousands of Canadian dollars except per share amounts)

For the	Twelve months ended April 30, 2017	Nine months ended April 30, 2016

Revenues
Mined ore	$ 24,642	$ 20,326
Purchased concentrate	2,586	-

Total Revenues	27,228	20,326

Cost of Sales
Mined ore	(18,641)	(14,093)
Purchased concentrate	(2,151)	-
Depreciation and depletion	(5,610)	(4,714)

Total Cost of Sales	(26,402)	(18,807)

Earnings from mining operations	826	1,519

Financing costs (note 10)	(626)	(387)
Foreign exchange gain (loss)	1,283	(159)
Management fees and salaries (notes 12 & 14)	(1,642)	(918)
Office and administration	(1,368)	(1,114)
Professional and consulting fees	(731)	(1,031)
Regulatory and transfer agent fees	(218)	(244)
Shareholder relations	(291)	(110)

Loss before other income	(2,767)	(2,444)

Other Income
Gain on sale of San Pedrito (note 8)	7,128	-

Earnings (loss) before taxes	4,361	(2,444)

Income tax recovery (note 18)
Current	-	57
Deferred	2,861	2,582

Earnings for the year	7,222	195

Other comprehensive income (loss)
Item that may subsequently be reclassified to income (loss)
Foreign currency translation differences	(177)	321

Comprehensive income for the year	$ 7,045	$ 516

Basic earnings per share (note 16)	$ 0.15	$ 0.00

Diluted earnings per share (note 16)	$ 0.15	$ 0.00
3

Starcore International Mines Ltd.

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Twelve months ended April 30,	Nine Months ended April 30,
For the	2017	2016

Cash provided by
Operating activities
Earnings for the period	$ 7,222	$ 195
Items not involving cash:
Depreciation and depletion	5,628	4,784
Gain on sale of San Pedrito	(7,128)	-
Income tax (recovery) (note 18)	(2,861)	(2,639)
Interest on long-term debt (note 10)	536	283
Interest revenue	-	(12)
Rehabilitation and closure cost accretion (note 11)	80	65
Unwinding of discount on long-term debt (note 10)	48	42
Share-based compensation (note 12)	267	-
Write-down for obsolete equipment (note 8)	37	3

Cash generated by operating activities before working capital changes	3,829	2,721

Change in non-cash working capital items
Amounts receivable (note 6)	(559)	1,214
Inventory (note 7)	(1,591)	152
Prepaid expenses and advances	(214)	482
Trade and other payables	595	790

Cash inflow for operating activities	2,060	5,359

Financing activities
Advance (repayment) of loan payable (note 10)	(4,500)	3,850
Interest paid (note 10)	(538)	(97)
Financing fees (note 10)	(45)	(90)

Cash inflow (outflows) for financing activities	(5,083)	3,663

Investing activities
Cash acquired on sale of San Pedrito (note 8)	10,171	-
Interest received	57	7
Investment in exploration and evaluation assets (note 9)	(2,068)	(517)
Purchase of mining interest, plant and equipment (note 8)	(2,709)	(3,700)
Sale (purchase) of short-term investments (note 5)	1,769	(3,162)

Cash inflow (outflows) for investing activities	7,220	(7,372)

Total increase in cash	4,197	1,650

Effect of foreign exchange rate changes on cash	(2,887)	(772)

Cash, beginning of period	4,248	3,370

Cash, end of period	$ 5,558	$ 4,248

Non-cash transactions – note 12

Starcore International Mines Ltd.

Consolidated Statements of Changes in Equity

For the year ended April 30, 2017 and April 30, 2016

(in thousands of Canadian dollars, except for number of shares)

				Foreign
	Number of			Currency
	Shares	Share	Equity	Translation	Accumulated
	Outstanding	Capital	Reserve	Reserve	Income (Deficit)	Total

Balance, July 31, 2015	37,986,760	$ 45,354	$ 11,173	$ 5,065	$ (9,486)	$ 52,106

Issued for cash pursuant to:
- Acquisition of Cortez Gold Corp. - at $0.42	7,166,888	3,010	-	-	-	3,010
- Share subscriptions conversion - at $0.56	3,993,203	2,241	-	-	-	2,241
Foreign currency translation	-	-	-	321	-	321
Earnings for the period	-	-	-	-	195	195

Balance, April 30, 2016	49,146,851	50,605	11,173	5,386	(9,291)	57,873

Foreign currency translation	-	-	-	(177)	-	(177)
Earnings for the year	-	-	-	-	7,222	7,222

Balance, April 30, 2017	49,146,851	$ 50,605	$ 11,173	$ 5,209	$ (2,069)	$ 64,918
5

1.	Corporate Information

Starcore International Mines Ltd. is the parent company of its consolidated group (the “Company” or “Starcore”) and was incorporated in Canada with its head office located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Starcore is engaged in extracting and processing gold and silver in Mexico through the San Martin mine in Queretaro, Mexico owned by Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which was purchased by the Company in 2007. The San Martin mine, which has been in operation since 1993 producing gold and silver, is a self-sustaining mining operation in Mexico and is the Company’s sole source of operating cash flows. The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions.

2.	Basis of Preparation

a)       Statement of Compliance

These consolidated financial statements for the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

On May 13, 2016, the Company changed its fiscal year end from July 31 to April 30. With this year-end change, the Company reported a one-time transitional period for the nine months ended April 30, 2016.

Effective December 14, 2015, the Company completed a 4:1 share consolidation (note 12). All common share and per share amounts have been retroactively restated.

The financial statements were authorized for issue by the Board of Directors on July 27, 2017.

b)       Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments, which are measured at fair value, as explained in the Company’s accounting policies discussed in note 3.

The consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency, and all values are rounded to the nearest thousand dollars, unless otherwise indicated.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

2.	Basis of Preparation – (cont’d)

c)       Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The Company’s wholly-owned subsidiaries, Bernal and Altiplano, along with various other subsidiaries, carry out their operations in Mexico, U.S.A. and in Canada.

All intra-group transactions, balances, income and expenses are eliminated, in full, on consolidation.

3.	Summary of Significant Accounting Policies

The accounting policies set out below were applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

a)	Foreign Currency Translation

The functional currency of Starcore, the parent, is the Canadian dollar (“CAD”) and the functional currency of its subsidiaries is the United States dollar (“USD”) (collectively “Functional Currency”). Foreign currency accounts are translated into the Functional Currency as follows:

•	At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into the Functional Currency by the use of the exchange rate in effect at that date. At the period end date, unsettled monetary assets and liabilities are translated into the Functional Currency by using the exchange rate in effect at the period end.

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statement of Operations and Comprehensive Income in accordance with the nature of the transactions to which the foreign currency gains and losses relate, except for foreign exchange gains and losses from translating available-for-sale investments in marketable securities which are recognized in other comprehensive income as part of the total change in fair values of the securities. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

b)	Foreign Operations

The assets and liabilities of foreign operations with Functional Currencies differing from the presentation currency, including fair value adjustments arising on acquisition, are translated to CAD at exchange rates in effect at the reporting date. The income and expenses of foreign operations with Functional Currencies differing from the presentation currency are translated into CAD at the year-to-date average exchange rates.

The Company’s foreign currency differences are recognised and presented in other comprehensive income as a foreign currency translation reserve (“Foreign Currency Translation Reserve”), a component of equity. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

3.	Summary of Significant Accounting Policies – (cont’d)

c)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. At April 30, 2017 and April 30, 2016, the Company has no cash equivalents.

d)	Short Term Investments

Short term investments, which consist of fixed term deposits held at a bank with a maturity with a maturity of more than three months at the time of issuance, are recorded at fair value.

e)	Revenue Recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that may be up to two weeks after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value.

f)	Inventory

Finished goods and work-in-process are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mines is processed into finished goods (gold and by-products in doré). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value. The costs of inventories sold during the year are presented in the Company’s profit and loss.

3.	Summary of Significant Accounting Policies – (cont’d)

g)	Mining Interest, Plant and Equipment

Mining interests represent capitalized expenditures related to the development of mining properties and related plant and equipment.

Recognition and Measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Mine development costs incurred to maintain current production are included in the consolidated statement of operations. Exploration costs relating to the current mine in production are expensed to net income as incurred due to the immediate exploitation of these areas or an immediate determination that they are not exploitable.

Borrowing costs that are directly attributable to the acquisition and preparation for use, are capitalized. Capitalization of borrowing costs, begins when expenditures are incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

The capitalization of borrowing costs is discontinued when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Company’s profit or loss during the financial year in which they are incurred.

Subsequent Costs

The cost of replacing part of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its costs can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in the Company’s profit or loss as incurred.

3.	Summary of Significant Accounting Policies – (cont’d)

g)          Mining Interest, Plant and Equipment – (cont’d)

Leased Equipment

Leased assets in which the Company receives substantially all of the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the statement of financial position.

Assets under operating leases are not capitalized and rental payments are included in earnings based on the terms of the lease.

Derecognition

Upon sale or abandonment, the cost of the property, plant, and equipment and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

Depreciation and Impairment

Mining interest, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated. Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and resources expected to be converted to reserves. Currently the depletion base is approximately 6 years of expected production. Depreciation of plant and equipment and corporate office equipment, vehicles, software and leaseholds is calculated using the straight-line method, based on the lesser of economic life of the asset and the expected life of mine of approximately 6 years. Where components of an asset have different useful lives, depreciation is calculated on each separate part. Depreciation commences when an asset is available for use. At the end of the each calendar year estimates of proven and probable gold reserves and a portion of resources expected to be converted to reserves are updated and the calculations of amortization of mining interest, plant and equipment is prospectively revised.

The Company reviews and evaluates its mining interests, plant and equipment for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the recoverable value of a cash generating unit is less than the carrying amount of the assets. An impairment loss is measured and recorded based on the greater of the cash generating unit’s fair value less cost to sell or its value in use versus its carrying value. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Mining interests, plant and equipment that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the consolidated statement of operations.

3.	Summary of Significant Accounting Policies – (cont’d)

h)          Rehabilitation and Closure Cost Provision

The Company records a provision for the estimated future costs of rehabilitation and closure of operating and inactive mines and development projects, which are discounted to net present value using the risk free interest rates applicable to the future cash outflows. Estimates of future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The provision for the Company’s rehabilitation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statement of Operations and Comprehensive Income. The provision for rehabilitation and closure cost obligations is re-measured at the end of each reporting period for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to risk free interest rates.

Rehabilitation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized rehabilitation and closure costs, in which case, the capitalized rehabilitation and closure costs is reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statement of Operations and Comprehensive Income. Rehabilitation and closure cost obligations related to inactive mines are included in production costs in the Consolidated Statement of Operations and Comprehensive Income on initial recognition and subsequently when re-measured.

i)	Exploration and Evaluation Expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation (“E&E”) expenditures are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying and sampling costs, drilling costs, payments made to contractors, geologists, consultants, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to E&E activities, including general and administrative overhead costs, are expensed in the period in which they occur.

When a project is determined to no longer have commercially viable prospects to the Company, E&E expenditures in respect of that project are deemed to be impaired. As a result, those E&E expenditures, in excess of estimated recoveries, are written off to the Company’s profit or loss.

The Company assesses E&E assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. E&E assets are tested for impairment before the assets are transferred to development properties.

Any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

3.	Summary of Significant Accounting Policies – (cont’d)

j)	Financial Instruments

Financial instruments are classified as one of the categories below based upon the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Loans and Receivables

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and subsequently carried at amortised cost using the effective interest rate method, less any impairment losses.

Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

The Company’s cash accounted for at fair value and amounts receivable are all accounted for as loans and receivables.

Available-for-Sale

Non-derivative financial assets not included in the above category are classified as available-for-sale. Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/ income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset, which constitutes objective evidence of impairment, the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income is recognized in the Company’s profit or loss. If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis. On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to the Company’s profit or loss.

Impairment of Financial Assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, there is objective evidence of impairment as a result of one or more events that has occurred subsequent to the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

3.	Summary of Significant Accounting Policies – (cont’d)

j)	Financial Instruments – (cont’d)

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprised of trade and other payables, and loan payable. These liabilities are recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortised cost using the effective interest rate method. This ensures that, any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables & loan payable represent goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days of recognition.

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted observed in active markets) for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company’s financial instruments recognized at fair value consist of short term investments having a fair value of $4,005 (2016 – $5,742) measured in accordance with Level 1.

k)          Income Taxes

Current tax and deferred taxes are recognized in the Company’s profit or loss, except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the period end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

3.	Summary of Significant Accounting Policies – (cont’d)

k)	Income Taxes – (cont’d)

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilised. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

l)            Share Capital

Financial instruments issued by the Company are classified as equity, only to the extent that they do not meet the definition of a financial liability or asset. The Company’s common shares, share warrants and share options are classified as equity instruments.

Incremental costs, directly attributable to the issue of new shares, warrants or options, are shown in equity as a deduction, net of tax, from proceeds.

m)        Profit or Loss per Share

Basic profit or loss per share is computed by dividing the Company’s profit or loss applicable to common shares by the weighted average number of common shares outstanding for the relevant period.

Diluted profit or loss per share is computed by dividing the Company’s profit or loss applicable to common shares, by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted at the beginning of the period.

n)          Share-based Payments

Where equity-settled share options are awarded to employees or non-employees, the fair value of the options at the date of grant is charged to the Company’s profit or loss over the vesting period. The number of equity instruments expected to vest at each reporting date, are taken into account so that the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modifications, is charged to the Company’s profit or loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in the Company’s profit or loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

3.	Summary of Significant Accounting Policies – (cont’d)

n)          Share-based Payments – (cont’d)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Company’s profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for effects of non-transferability, exercise restrictions and behavioural considerations.

All equity-settled share based payments are reflected in equity reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and immediately recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period.

Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent that the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Where vesting conditions are not satisfied and options are forfeited, the Company reverses the fair value amount of the unvested options which had been recognized over the vesting period.

o)	New and Revised Accounting Standards

The following accounting standards have been issued or amended but are not yet effective. The Company has not early adopted these new and amended standards. The Company continues to evaluate the new standards but currently no material impact is expected as a result of the adoptions of these new and amended standards:

•	IFRS 9 “Financial Instruments”
•	IFRS 15 “Revenue from Contracts with Customers”
•	IFRS 16 “Leases”
•	IFRS 17 Insurance Contracts
•	Annual Improvements to IFRSs 2012–2014 Cycle
•	IFRIC 22 Foreign Currency Transactions and Advance Consideration
•	IFRIC 23 Uncertainty over Income Tax Treatments
•	Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)
•	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

4.	Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in accounting estimate is recognized prospectively by including it in the Company’s profit or loss in the period of the change, if it affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

a)	Economic Recoverability and Profitability of Future Economic Benefits of Mining Interests

Management has determined that mining interests, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

b)	Impairments

The Company assesses its mining interest, plant and equipment assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

c)	Rehabilitation Provisions

Rehabilitation provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs, which will reflect the market condition at the time that the rehabilitation costs are actually incurred. The final cost of the currently recognized rehabilitation provision may be higher or lower than currently provided.

The inflation rate applied to estimated future rehabilitation and closure costs is 3.5% and the discount rate currently applied in the calculation of the net present value of the provision is 8%.

4.	Critical Accounting Estimates and Judgments – (cont’d)

d)	Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recuperated.

e)	Share-based Payment

The Company measures the cost of equity-settled transactions with employees, and some with non-employees, by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.

This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, expected forfeiture rate, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the notes.

f)       Mineral Reserves and Mineral Resource Estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mining reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

4.	Critical Accounting Estimates and Judgments – (cont’d)

g)	Units of production depletion

Estimated recoverable reserves are used in determining the depreciation of mine specific assets. This results in depreciation charges proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumption, including the amount of recoverable reserves and estimate of future capital expenditure. Changes are accounted for prospectively.

5.	Short-term Investments

At April 30, 2017, the Company held a Guaranteed Investment Certificate (“GIC”) denominated in USD and Mexican Pesos (“MP”). The GIC denominated in USD has a market value of $409 (April 30, 2016 - $3,766), earning interest income at 0.2% per annum and maturing on March 22, 2018. The Company also held a GIC denominated in MP with a market value of $3,596 (April 30, 2016 - $1,976) earning an average interest at 4.00% per annum on a month to month basis.

These GICs are cashable at the Company’s option and are considered to be highly liquid. The Company’s short-term investments are held at three financial institutions and as such the Company is exposed to the risks of those financial institutions.

6.	Amounts Receivable

	April 30, 2017	April 30, 2016

Taxes receivable	$ 1,911	$ 1,955
San Pedrito sale (note 8)	2,644	-
Trades receivable	148	-
Other	74	266
	$ 4,777	$ 2,221

7.	Inventory

	April 30, 2017	April 30, 2016

Carrying value of inventory:
Doré	$ 922	$ 1,097
Goods in transit	429	53
Work-in-process	377	35
Concentrate	189	-
Stockpile	196	13
Supplies	808	679
	$ 2,921	$ 1,877

8.	Mining Interest, Plant and Equipment

	Mining Interest	Plant and Equipment Mining	Plant and Equipment Altiplano	Corporate Office Equipment	Total

Cost
Balance, July 31, 2015	$ 69,845	$ 19,056	$ -	$ 477	$ 89,378
Additions	1,333	1,701	588	78	3,700
Acquisition of Cortez assets	-	-	6,040	54	6,094
Write-down of equipment	-	-	-	(4)	(4)
Effect of foreign exchange	(1,160)	(449)	(301)	-	(1,910)

Balance, April 30, 2016	70,018	20,308	6,327	605	97,258
Additions	484	2,034	119	72	2,709
Write-down of equipment	-	(37)	-	-	(37)
Disposal of San Pedrito	(5,249)	-	-	-	(5,249)
Effect of foreign exchange	7,795	1,394	559	-	9,748

Balance, April 30, 2017	$ 73,048	$ 23,699	$ 7,005	$ 677	$ 104,429

Depreciation
Balance, July 31, 2015	$ 30,280	$ 8,192	$ -	$ 274	$ 38,746
Depreciation for the period	3,707	1,007	-	70	4,784
Write-down of equipment	-	-	-	(1)	(1)
Effect of foreign exchange	(2,206)	(683)	-	-	(2,889)

Balance, April 30, 2016	31,781	8,516	-	343	40,640
Depreciation for the year	3,786	1,532	220	90	5,628
Effect of foreign exchange	4,090	1,142	8	-	5,240

Balance, April 30, 2017	$ 39,657	$ 11,190	$ 228	$ 433	$ 51,508

Carrying amounts
Balance, April 30, 2016	$ 38,237	$ 11,792	$ 6,327	$ 262	$ 56,618
Balance, April 30, 2017	$ 33,391	$ 12,509	$ 6,777	$ 244	$ 52,921

Sale of San Pedrito

On March 21, 2017, the Company finalized the sale of its San Pedrito Property, a non-core asset located in Queretaro, Mexico for MXN$ 192,784,331 ($13.50 million*). As reported on March 9, 2016, the Company entered into a sale agreement of the San Pedrito Property, receiving a deposit of $50 million pesos. The sale agreement was subject to various confirmations, including compliance with state and municipal regulations and confirmation that the property was in good standing so conveyancing could proceed.

Various requirements have been met, whereupon the buyer has removed several subject conditions and has made the first parcel payment to the Company of MXN$ 137,671,371 ($ 9,640,852) plus interest on this amount from March, 9, 2016, of MXN$ 7,576,445 ($ 530,563)*, for a total payment of MXN$ 145,247,816 (C$ 10,171,415)*.

* Based on exchange rate of 14.28 Pesos/CAD$ as at close of March 21, 2017.

8.	Mining Interest, Plant and Equipment – (cont’d)

Sale of San Pedrito – (cont’d)

Details of the transaction are as follows: Total surface area sold covers 74.0831.544 hectares (740,831.544 square meters) sold at $250 pesos per square meter. Payments are staged as follows:

Surface Area in hectares (ha)	Equivalent in square meters (sm)	Mexican Pesos	Canadian Dollars*	Status
55.068 ha	550,685.485 sm	MXN$ 137,671,371	C$ 9,640,852
Interest Received		MXN$ 7,576,445	C$ 530,563
		MXN$ 145,247,816	C$ 10,171,415	Payment received
Parcel of 12 ha¹	120,000.000 sm	MXN$ 30,000,000	C$ 2,100,840	Pending clearance
Parcel of 2.014 ha¹	20,146.059 sm	MXN$ 5,036,515	C$ 352,697	Pending clearance
Parcel of 5 ha¹	50,000.000 sm	MXN$ 12,500,000	C$ 875,350	Pending clearance

¹ The remaining three parcels await various confirmations from different local and federal authorities. As the Company receives these confirmations, the buyer will immediately remit the corresponding payment for each parcel of land. It is expected that these clearances will be confirmed within the next 18 months.

The San Pedrito property was part of Starcore’s original acquisition in 2007, when the Company acquired the San Martin Mine from Goldcorp for US$26 million. The disposition of San Pedrito was recorded during the year ended April 30, 2017 and a gain of $7,128 is reported on the Statement of Operations and Comprehensive Income. The gain recorded is net of an allowance for MXN$ 10.5 million for amounts that management has deemed uncertain for collectability.

Acquisition of Cortez Gold Corp.

During the year ended July 31, 2015, the Company signed of a letter of intent with Cortez Gold Corp. (“Cortez or “CUT”) (TSXV: CUT) to acquire all of the outstanding securities of CUT in an all-share transaction to be completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Under the terms of the planned acquisition, each CUT shareholder would receive three Starcore common shares for every one CUT common share held by CUT shareholders (the “Exchange Ratio”). Cortez is a Vancouver-based junior resource company that owns the Altiplano gold and silver processing plant in Matehuala, Mexico and has a director and officer in common with the Company.

Shareholders of Cortez approved the Arrangement which was finalised on approval by the British Columbia Supreme Court on August 5, 2015. Pursuant to the Arrangement, the former Cortez shareholders hold 7,166,888 common shares of Starcore, representing 15.87%, of the 45,153,599 outstanding common shares of Starcore after issue of shares pursuant to the Arrangement. In addition, each holder of the outstanding common share purchase warrants of CUT may receive such number of replacement warrants of Starcore based upon the Exchange Ratio and at the exercise price adjusted based upon the Exchange Ratio.

8.	Mining Interest, Plant and Equipment – (cont’d)

Acquisition of Cortez Gold Corp. – (cont’d)

The Company valued the 7,166,888 shares at the fair market value on date of issue of $0.42 per share, for total consideration of $3,010, which was accounted for as acquisition of assets allocated based on their relative fair values on the closing date. The following purchase price allocation is based on management’s best estimates and assumptions after taking into account all relevant information available. The purchase price has been allocated as follows:

Assets
Amounts receivable	$ 350
Prepaid expenses and advances	5
Plant, machinery and equipment	6,094

Total assets	$ 6,449
Liabilities
Less: Trade and other payables	$ 503
Loan payable	2,936

Total liabilities	$ 3,439
Net assets acquired - consideration paid (7,166,888 shares issued at $0.42 per share)	$ 3,010

9.	Exploration and Evaluation Assets

a)       American Consolidated Minerals (“AJC”) properties

Pursuant to the Acquisition of AJC, the Company has acquired the rights to three exploration properties as follows:

i)       Lone Ranch, U.S.A

The Company has acquired the right to a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 73 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”) from MinQuest Inc. (“MinQuest”). Consideration to be paid for the interest is USD$360, and the Company must incur total exploration expenditures of USD$1,225 (USD$175 incurred) on the property, by the third anniversary of the “New Effective Date” as agreed by MinQuest.

9.	Exploration and Evaluation Assets – (cont’d)

a)       American Consolidated Minerals (“AJC”) properties – (cont’d)

i)       Lone Ranch, U.S.A – (cont’d)

The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over the property or the date that the Company completes a bankable feasibility study on the property.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD$1,500 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions may be paid to the optionor to maintain the option.

ii)       Toiyabe, U.S.A

The Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest. Consideration to be paid for the interest is USD$900 and the Company must incur total exploration expenditures of USD$1,025 (incurred) on the property, by the fifth anniversary of the “New Effective Date” as agreed by MinQuest.

The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over Toiyabe or the date that the Company completes a bankable feasibility study on the property.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD $2,000 per each 1% of the royalty.

iii)       Sierra Rosario, Mexico

The Company acquired a 100% interest in the 978-hectare Sierra Rosario Property, over 2 claims that are located in the state of Sinaloa, Mexico (“Sierra Rosario”). The properties are subject to a 1% NSR.

b)       Creston Moly (“Creston”) properties

i)       El Creston Project, Mexico

The Company acquired a 100% interest in the nine mineral claims known as the El Creston molybdenum property located northeast of Hermosillo, State of Sonora, Mexico, which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/copper (“Cu”) mineralization. The mineral concessions are subject to a 3% net profits interest.

9.	Exploration and Evaluation Assets – (cont’d)

b)       Creston Moly (“Creston”) properties – (cont’d)

ii)       Ajax Project, Canada

The Company acquired a 100% interest in six mineral claims known as the Ajax molybdenum property located in B.C.

iii)       Molybrook Project, Canada

The Company owns 100% of the 44 mineral claims of the Moly Brook molybdenum property, located on the southern coast of Newfoundland. The Moly Brook property is subject to a 2% NSR, of which 1.5% can be purchased by the Company for $1,500.

During the year ended April 30, 2016, the Company reduced its claims to focus of the core project and to reduce its holding costs.

	AJC Properties	Creston Properties	Total
Acquisition costs:
Balance, August 1, 2015	$ 1,159	$ 2,001	$ 3,160

Effect of foreign exchange	(76)	-	(76)

Balance, April 30, 2016	1,083	2,001	3,084
Effect of foreign exchange	131	-	131
Balance, April 30, 2017	1,214	2,001	3,215
Exploration costs:
Balance, August 1, 2015	25	226	251
Geological	-	115	115
Legal fees	-	228	228
Maintenance	59	90	149
Effect of foreign exchange	37	-	37

Balance, April 30, 2016	121	659	780
Assays	82	-	82
Exploration cost	96	-	96
Drilling	1,288	-	1,288
Geological	178	139	317
Legal fees	-	41	41
Maintenance	56	189	245
Effect of foreign exchange	(109)	-	(109)

Balance, April 30, 2017	$ 1,712	$ 1,028	$ 2,740
Total exploration and evaluation assets
Balance, April 30, 2016	$ 1,204	$ 2,660	$ 3,864
Balance, April 30, 2017	$ 2,926	$ 3,029	$ 5,955

10.	Loan payable

During the year ended July 31, 2015, the Company secured a $1,305 (USD $1,000) loan with a lender. The loan is secured against certain assets of the Company and bears interest at 11% per annum, compounded monthly. The full principal plus accrued interest on the loan shall be repayable to the lender on August 31, 2017.

The Company amalgamated with Cortez on August 5, 2015 and acquired the outstanding debt of $2,936. During the period ended April 30, 2016, the Company settled this debt by paying $650 (USD$500) and interest of $96 (USD $75) to its lenders. The Company also issued 3,993,203 Subscription Receipts (the “Receipts”) to complete settlement of outstanding debt in the aggregate amount of $1,959 (US$1,500) and $282 (US$225) in interest to certain creditors. The Receipts were issued at a fair value of $0.56 per Receipt. The Receipts were subsequently converted into 3,993,203 common shares (note 12) during the period ended April 30, 2016.

On November 17, 2015, the Company completed a private placement of secured bonds in the aggregate principal amount of $4,500 (“the Bonds”) less structuring and finder’s fees, totaling $90 (the “Discount”). The Bonds carried interest of 8% per annum, payable on November 12, 2016 and were secured against all of the Company’s asset that ranks pari passu with the existing debt obligations of the Company. During the year ended April 30, 2017, the bonds were extended by 6 months to May 12, 2017. As consideration for the extension of the Bonds, the Company agreed to pay a prolongation fee of one (1%) percent at the end of the extended term. The extension was considered as a modification and not as an extinguishment and reissue.

On April 12, 2017, the Company elected an early repayment of the Bonds in the aggregate principal amount of $4.5 million, with total payout of $4,678, which included interest in the amount of $178.

	Principal	Interest	Discount	Total

Balance, July 31, 2015	$ 1,305	$ -	$ -	$ 1,305

Acquisition of Cortez Debt	2,609	378	(51)	2,936
Repayment on debt	(2,609)	(378)	51	(2,936)
Financing, November 17, 2015	4,500	-	(90)	4,410
Interest accrual	-	282	-	282
Unwinding of discount	-	-	42	42
Foreign exchange adjustment	(51)	-	-	(51)

Balance, April 30, 2016	5,754	282	(48)	5,988
Repayment on debt	(4,500)	(538)	48	(4,990)
Interest accrual	-	536	-	536
Foreign exchange adjustment	112	-	-	112

Balance, April 30, 2017	$ 1,366	$ 280	$ -	$ 1,646

	April 30, 2017	April 30, 2016

Current	$ 1,646	$ 4,619
Non-Current	-	1,369

	$ 1,646	$ 5,988

10.	Loan payable – (cont’d)

The Company’s financing costs for the year ended April 30, 2017 and the comparative period ending on April 30, 2016 as reported on its Consolidated Statement of Operations and Comprehensive Income can be summarized as follows:

For the	Twelve months ended April 30, 2017	Nine months ended April 30, 2016

Unwinding of discount on rehabilitation and closure accretion (note 11)	$ 80	$ 65
Discount unwinding on debt repaid	48	51
Discount unwinding on existing debt	-	42
Extension fee	45	-
Interest expense on debt	536	282
Interest revenue	(83)	(53)

	$ 626	$ 387

11.	Rehabilitation and Closure Cost Provision

The Company’s asset retirement obligations consist of reclamation and closure costs for the mine. At April 30, 2017, the present value of obligations is estimated at $1,131 (2016 - $1,091) based on expected undiscounted cash-flows at the end of the mine life of MXN$ 18,545,000or $1,347 (2016 - $1,401), which is calculated annually over 5 to 10 years. Such liability was determined using a discount rate of 8% (2016 – 8%) and an inflation rate of 3.5% (2016 – 3.5%).

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, closing portals to underground mining areas and other costs.

Changes to the reclamation and closure cost balance during the year are as follows:

	April 30, 2017	April 30, 2016

Balance, beginning of year	$ 1,091	$ 1,162
Accretion expense	80	65
Foreign exchange fluctuation	(40)	(136)

	$ 1,131	$ 1,091

12.	Share Capital

a)	Common Shares

The Company is authorized to issue an unlimited number of common shares, issuable in series.

The holders of common shares are entitled to one vote per share at meetings of the Company and to receive dividends, which may be declared from time-to-time. All shares are ranked equally with regard to the Company’s residual assets.

In December 2015, the Company’s Board of Directors approved a resolution consolidating the Company’s share capital on the basis of one new share for up to every four outstanding shares of the Company. The Company received acceptance from regulatory authorities and commenced trading on a consolidated basis effective December 14, 2015. The 4:1 share consolidation has been presented throughout the consolidated financial statements retroactively.

During the year ended April 30, 2017, the Company did not issue any common shares.

During the period ended April 30, 2016, the Company issued:

- 7,166,888 shares were issued pursuant to the plan of arrangement at $0.42 whereby the Company acquire all of the outstanding shares of Cortez Gold Corp.

- 3,993,203 Subscription Receipts (the “Receipts”), to settle the outstanding debt pursuant to the acquisition of Cortez as at July 31, 2015 in the aggregate amount of $2,241 owed to certain creditors. The Receipts were issued at a fair value of $0.56 per Receipt. The Receipts were convertible into one share of the Company upon receipt of shareholder approval. On January 19, 2016, the shareholders approved the conversion of the Receipts into shares and as a result the Company issued 3,993,203 shares to the Receipt holders.

b)	Warrants

During the year ending April 30, 2017, 139,284 warrants expired and no additional warrants were issued.

No warrants were issued during the period ended April 30, 2016.

A summary of the Company’s outstanding share purchase warrants at April 30, 2017 and 2016 and the changes during the year ended is presented below:

	Number of warrants	Weighted average exercise price

Outstanding at July 31, 2015 & April 30, 2016	139,284	$1.20
Warrants expired	(139,284)	$1.20

Outstanding at April 30, 2017	-	$ -

12.	Share Capital – (cont’d)

c)	Share-based Payments

The Company, in accordance with the policies of the TSX, was previously authorized to grant options to directors, officers, and employees to acquire up to 20% of the amount of stock outstanding. In January 2014, the Company’s shareholders voted to cancel the Company’s option plan and, as a result, the Company’s Board of Directors may not grant further options. The Company’s management and directors are reviewing alternative compensation arrangements for the Company’s employees and directors.

The following is a summary of changes in options for the periods ending April 30, 2017 and 2016:

	Number of Shares	Weighted Average Exercise Price

Balance at July 31, 2015 & April 30, 2016	2,846,250	$1.07
Forfeited/expired	(1,497,500)	$1.23

Outstanding and Exercisable at April 30, 2017	1,348,750	$0.90

During the year ending April 30, 2017, 672,500 options expired naturally and 825,000 options were forfeited.

The following is a summary of the Company’s outstanding and exercisable options at April 30, 2017:

Number Outstanding	Weighted Average Exercise Price	Weighted Average Life
200,000	$1.00	1.31
50,000	$0.80	1.31
50,000	$0.92	1.35
50,000	$1.00	1.37
998,750	$0.88	1.71

1,348,750	$0.90	1.61

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

Effective August 1, 2016, The Board of Directors has approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) as part of the Company’s compensation arrangements for directors, officers, employees or consultants of the Company or a related entity of the Company.

Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued.

12.	Share Capital – (cont’d)

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”) – (cont’d)

RSU

The RSU plan is for eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs will vest over a period of three years from the date of grant, vesting as to one-third at the end of each calendar year. In addition to the vesting period, the Company has also set Performance Conditions that will accompany vested RSUs.

The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than August 1st of the third calendar year after the year in which the RSUs have been granted, and will be terminated to the extent the performance objectives or other vesting criteria have not been met. The RSU share plan transactions during the period were as follows:

Number of Share Units
Balance, July 31, 2015 & April 30, 2016	-
Granted	961,000
Exercised	-
Cancelled	(204,000)
Balance, April 30, 2017	757,000

Management has determined that 50% of the RSU’s will be deemed payable on the vesting dates based on current performance criteria measures. As such only 50% of the RSU’s have been valued at fair value of $0.51 per share and the amortized portion of this for the year ended April 30, 2017 is $88 which has been expensed to management fees and salaries on the Statement of Operations and Comprehensive Income.

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than August 1st of the calendar year immediately following the calendar year of termination of service.

DSU Awards will vest for current DSU participants as to 25% of DSUs on the date of grant; and 25% on each anniversary date of the grant over a period of 3 years.

The DSU share plan transactions during the period were as follows:

Number of Shares Units
Balance, April 30, 2015 & April 30, 2016	-
Granted	760,000
Exercised	(20,000)
Cancelled	(140,000)
Balance, April 30, 2017	600,000

12.	Share Capital – (cont’d)

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”) – (cont’d)

Management has determined that 140,000 (25%) of the DSU’s will be deemed payable immediately. Based on the fair value of $0.51 per share, the Company has expensed $71 to management fees and salaries on the Statement of Operations and Comprehensive Income. The remainder of 460,000 DSUs will vest on their vesting dates accordingly and as such, the DSUs have been valued at fair value of $0.51 per share. The amortized portion of this for the period ended April 30, 2017 is $108 and has been expensed to management fees and salaries on the Statement of Operations and Comprehensive Income.

During the year ended April 30, 2017, 20,000 DSU’s were exercised for a fair value of $0.54 and a payment of $11 was made which reduced the liability.

13.	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Cash and short-term investments are carried at their fair value. There are no material differences between the carrying values and the fair values of any other financial assets or liabilities.

In the normal course of business, the Company’s assets, liabilities and future transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

a)	Currency Risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. At April 30, 2017, the Company had the following financial assets and liabilities denominated in CAD and denominated in MXN$:

In ‘000 of	CAD Dollars	MXN$

Cash	$ 268	MP 74,353
Other working capital amounts - net	$ (157)	MP 102,516

At April 30, 2017, US dollar amounts were converted at a rate of $1.3658 Canadian dollars to $1 US dollar and MP were converted at a rate of MP18.82 to $1 US Dollar. A 10% increase or decrease in the US dollar exchange may increase or decrease annual earnings from mining operations by approximately $83. A 10% increase or decrease in the MP exchange rate will decrease or increase annual earnings from mining operations by approximately $51.

13.	Financial Instruments – (cont’d)

b)	Interest Rate Risk

The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations and interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.
(ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

c)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk with respect to its cash and short-term investments, the balance of which at April 30, 2017 is $5,558 (2016- $4,248) and $4,005 (2016 - $5,742), respectively. Cash of $1,982 (2016- $566) and short-term investments of $3,596 (2016- $1,976) are held at a Mexican financial institution, cash of $3 (2016– $19) are held at a US financial institution and the remainder of $3,573 (2016- $3,663) and the short-term investment of $409 (2016- $3,766) are held at a chartered Canadian financial institution; the Company is exposed to the risks of those financial institutions. There are trade receivables owed by a customer of $148, the taxes receivable are comprised of Mexican VAT taxes receivable of $1,875 and GST receivable of $36, which are subject to review by the respective tax authority, and $2,644 related to amount owed from the sale of its San Pedrito Property (note 8).

d)	Liquidity Risk

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at April 30, 2017, the Company was holding cash of $5,558 (2016 - $4,248) and short-term investments of $4,005 (2016 - $5,742).

Obligations due within twelve months of April 30,	2017	2018	2019	2020	2021 and beyond

Trade and other payables	$ 2,496	$ -	$ -	$ -	$ -
Current portion of loan payable	1,646	-	-	-	-
Reclamation and closure obligations	$ -	$ -	$ -	$ -	$ 1,347

The Company’s trade and other payables are due in the short term. Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine will be sufficient to meet its financial obligations.

13.	Financial Instruments – (cont’d)

e)	Commodity Risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company. A 10% decrease or increase in metal prices may result in a decrease or increase of $2,723 in revenue and net income.

14.	Commitments and related party transactions

Except as disclosed elsewhere in these consolidated financial statements, the Company has the following commitments outstanding at April 30, 2017:

a)	As at April 30, 2017, the Company has shared lease commitments for office space of approximately $144 per year, expiring at various dates up to April 2020, which includes minimum lease payments and estimated taxes, but excluded operating costs, taxes and utilities, to expiry.
b)	As at April 30, 2017, the Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year until December 2017. The Company also has ongoing commitments on the exploration and evaluation assets of approximately $220 per year.
c)	As at April 30, 2017, the Company has management contracts to officers and directors totaling $840 per year, payable monthly, expiring in January 2020.

The Company paid the following amounts to key management and directors in the period:

For the	Twelve months ended April 30, 2017	Nine months ended April 30, 2016

Management fees	$ 958	$ 624
Legal fees	116	256
Directors fees	187	70

Total	$ 1,261	$ 950

15.	Capital Disclosures

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statements of changes in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements and there were no changes to the capital management in the year ended April 30, 2017.

16.	Earnings per Share

The Company calculates the basic and diluted income (loss) per share using the weighted average number of shares outstanding during each year and the diluted income (loss) per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

The denominator for the calculation of income (loss) per share, being the weighted average number of shares, is calculated as follows:

For the periods ended	April 30, 2017	April 30, 2016

Issued common share, beginning of year	49,146,851	37,986,761
Weighted average issuances	-	8,470,313

Basic weighted average common shares	49,146,851	46,457,074
Effect of dilutive warrants and options	-	-

Diluted weighted average common shares	49,146,851	46,457,074

Vested share purchase options totalling 1,348,750 at April 30, 2017 (2016 - 2,846,250) and share purchase warrants totaling Nil (2016 – 139,284) were not included in the computation of diluted earnings per share as the effect was anti-dilutive.

17.	Segmented Information

The Company operates in three reportable geographical and one operating segment. Selected financial information by geographical segment is as follows:

	Mexico			Canada	USA	April 30, 2017
	Bernal	Altiplano	Total			Total
Revenue
Mined Ore	$ 24,642	$ -	$ 24,642	$ -	$ -	$ 24,642
Purchase Concentrate	418	2,168	2,586	-	-	2,586
Cost of sales:
Mined Ore	(18,641)	-	(18,641)	-	-	(18,641)
Purchase Concentrate	(287)	(1,864)	(2,151)	-	-	(2,151)
Depreciation	(5,360)	(250)	(5,610)	-	-	(5,610)
Earnings (loss) from operations	772	54	826	-	-	826
Corporate costs and taxes	3,302	(308)	2,994	(3,707)	(19)	(732)
Sale of San Pedrito	7,128	-	7,128	-	-	7,128
Earnings (loss) for the period	11,202	(254)	10,948	(3,707)	(19)	7,222
Mining interest, plant and equipment	45,899	6,777	52,676	245	-	52,921
Non-Current Assets	47,559	8,804	56,363	6,186	1,937	64,486
Total assets	61,401	11,165	72,566	7,559	1,971	82,096
	Bernal	Altiplano	Total			April 30, 2016 Total
Revenue	$ 20,326	$ -	$ 20,326	$ -	$ -	$ 20,326
Cost of sales:
Mined Ore	(14,093)	-	(14,093)	-	-	(14,093)
Depreciation	(4,714)	-	(4,714)	-	-	(4,714)
Earnings (loss) from operations	1,519	-	1,519	-	-	1,519
Corporate costs and taxes	(786)	(367)	(1,153)	(2,781)	(29)	(3,963)
Earnings (loss) for the period	4,020	(367)	3,653	(3,429)	(29)	195
Mining interest, plant and equipment	50,037	6,327	56,364	254	-	56,618
Non-Current Assets	54,996	6,327	61,323	3,045	260	64,628
Total assets	64,762	7,113	71,875	5,180	1,852	78,907
33

17.	Segmented Information - (cont’d)

During the periods ended April 30, 2017 and 2016, the Company earned all of its revenues from one customer. As at April 30, 2017, the Company does not consider itself to be economically dependent on this customer as transactions with this party can be easily replaced by transactions with other parties on similar terms and conditions. The balance owing from this customer on April 30, 2017 was $148 (2016 - $Nil).

18.	Income Taxes

Current and deferred income tax expenses differ from the amount that would result from applying the Canadian statutory income tax rates to the Company’s earnings before income taxes. This difference is reconciled as follows:

For the periods ended	April 30, 2017	April 30, 2016

(Loss) Earnings before income taxes	$ 4,361	$ (2,444)

Canadian statutory income tax rate	26%	26%

Income tax expense (recovery) at statutory rate	1,134	(635)
Difference from higher statutory tax rates on earnings of foreign subsidiaries	-	(310)
Permanent Difference	(1,286)	(1,773)
Effect of Mexican mining royalty tax (SMD) on deferred income tax liabilities	(3,568)	(361)
Recognition of previously unrecognized non-capital loss carry forward and other deductible tax benefits	859	440

Income tax (recovery) expense	$ (2,861)	$ (2,639)

The Company’s statutory rate is 26% for the year ended April 30, 2017 (2016 - 26%). The significant components of the Company’s deferred income tax assets and liabilities are as follows:

18.	Income Taxes – (cont’d)

	April 30, 2017	April 30, 2016
Deferred income tax assets (liabilities):
Mining interest, plant and equipment	$ (7,805)	$ (7,288)
Payments to defer	(31)	(527)
Insurance	(14)	(4)
Reclamation and closure costs provision	1,018	960
Exploration assets	(346)	-
Expenses reserve	146	131
Pension-fund reserve	121	76
Deferred mining tax	(1,670)	(2,004)
Non-capital losses and other deductible tax benefits	4,982	1,680
Sale on San Pedrito	(2,138)
Other	(723)	93

Deferred income tax liabilities, net	$ (6,460)	$ (6,883)

At April 30, 2017, the Company has tax losses of approximately $6,282 (2016- $11,894) in Canada and $4,307 (2016- $12,439) in Mexico available for carry-forward to reduce future years’ taxable income, expiring between 2026 and 2037 in Canada. In addition, the Company has tax resource pools and other deductible amounts available of $12,320 (2016- $5,259), amortizable at various rates from 100% to 10% without expiry. Deferred income tax assets have been recognized only to the extent the Company believes it is probable they will be utilized in the future.

In accordance with Mexican tax law, Bernal is subject to income tax. Income tax is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through an inflationary component.

Mexico Tax Reform

During December 2013, the 2014 Tax Reform (the “Tax Reform”) was published in Mexico’s official gazette with changes taking effect January 1, 2014. The Tax Reform included the implementation of a 7.5% Special Mining Duty (“SMD”) and a 0.5% Extraordinary Mining Duty (“EMD”). The Company has taken the position that SMD is an income tax under IAS 12 Income tax, as it is calculated based on a form of earnings before income tax less certain specified costs. The EMD is a calculation based on gross revenue and is therefore not considered an income tax. Both the SMD and EMD will be deductible for income tax purposes.

Management is currently disputing the SMD, in a joint action lawsuit with other Mexican mining companies, with the applicable Mexican government authority. Management believes that the SMD is unconstitutional and should be overturned. In accordance with IFRS reporting standards, however, the estimated effect of the SMD has been accrued to the current and deferred income tax provisions as stated above. Should the Company be successful in overturning the SMD, in whole or in part, the accrued tax liabilities stated above will be reversed to recovery of income taxes in the applicable period.