Form 20-F
period 2018-04-30
STARCORE INTERNATIONAL MINES LTD.
filed 2018-07-30
CIK 1301713

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

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

49,646,851 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  YES    ☒  NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  YES    ☐  NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  YES    ☐  NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  ITEM 17    ☒  ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  YES    ☒  NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  YES    ☒  NO

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

			Page
	F.	Expenses of the issue	66
Item 10	Additional Information		66
	A.	Share capital	66
	Not applicable for annual reports		66
	B.	Memorandum and articles of association	67
	This information is included in the 20F Registration Statement filed on August 12, 2016 and has not changed, except for the amendment to the Articles of the Company providing for the Direct Registration System (“DRS”) of the Company’s securities. DRS provides for electronic direct registration of securities in an investor’s name on the books of the Company’s transfer agent. See Exhibit 1.2		67
	C.	Material Contracts	67
	D.	Exchange Controls	67
	E.	Taxation	67
	F.	Dividends and Paying Agents	74
	G.	Statement by Experts	74
	H.	Documents on Display	74
	I.	Subsidiary Information	74
Item 11	Quantitative and Qualitative Disclosures About Market Risk		75
Item 12	Description of Securities Other than Equity Securities		75
Item 13	Defaults, Dividend Arrearages and Delinquencies		75
Item 14	Material Modifications to the rights of Security Holders and Use of Proceeds		75
Item 15	Controls and Procedures		75
Item 16	[RESERVED]		75
Item 17	Financial Statements		77
Item 18	Financial Statements		77
Item 19	Exhibits		78

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated.

Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	`0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS

The discussion of mineral deposit classifications in this Annual Report adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining (“CIM”) 2014. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (potential for economic viability) and “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

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

Indicated Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors—including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors (collectively, “Modifying Factors”) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

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

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

This Annual Report on Form 20-F uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this Annual Report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein may not be comparable to similar information disclosed by companies in the United States.

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

STATUS AS AN EMERGING GROWTH COMPANY

Our Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act, and we will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which our Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our Company’s fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective Registration Statement under the Securities Act; (c) the date on which our Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which our Company is deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b–2. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

Generally, a company that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal controls over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant company (auditor discussion and analysis).

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the Jumpstart Our Business Startups Act (commonly referred to as the “JOBS Act”), an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected to utilize this extended transition period. However, while we have elected to utilize this extended transition period, our audited consolidated financial statements as of April  30, 2018 reflect the adoption of all required accounting standards for Canadian public companies.

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

In May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months. Our financial statements for the year ended April 30, 2018 have been reported on by Davidson & Company LLP, Chartered Professional Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre Vancouver, BC, Canada V7Y 1G6, a registered public accounting firm.

Item 1	Identity of Directors, Senior Management and Advisers

Not Applicable for Annual Reports

Item 2	Offer Statistics and Expected Timetable

Not Applicable for Annual Reports

Item 3	Key Information

A.	Selected Financial Data

The following tables summarize selected financial data for our Company for the year ended April 30, 2018 and the past four years before that. As indicated elsewhere in this Annual Report, in May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months. The information in the tables for the years ended April 30, 2018, April 30, 2017, April 30, 2016, July 31, 2015 and July 31, 2014 was extracted from the detailed audited financial statements and related notes included in this Annual Report and should be read in conjunction with those financial statements and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 50, below.

Selected Financial Data

(Stated in thousands of Canadian Dollars)

IFRS as issued by the IASB	At July 31, 2014	At July 31, 2015	At April 30, 2016	At April 30, 2017	At April 30, 2018
Total Revenues	33,136	28,405	20,326	27,228	27,807
Earnings from Mining Operations	8,588	645	1,519	826	(4,928)
Earnings for the Year	2,965	210	195	7,222	(17,945)
Basic and Diluted Earnings per Share	0.02	0.00	0.00	0.15	(0.24)

IFRS as issued by the IASB	At July 31, 2014	At July 31, 2015	At April 30, 2016	At April 30, 2017	At April 30, 2018
Total Assets	65,094	69,197	78,907	82,096	64,451
Total Liabilities	17,547	17,091	21,034	17,178	15,383
Net Assets	47,547	52,106	57,873	64,918	49,068
Share Capital	44,023	45,354	50,605	50,605	50,725
Common Stock	143,515,465	151,946,847	49,146,851	49,146,851	49,646,851
Cash Dividends per Common Share	NIL	0.02	NIL	NIL	NIL

Disclosure of Exchange Rate History

On July 1, 2018 the noon rate of exchange as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of United States dollars into Canadian dollars was US$1.00 = $1.3149.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months:

	Exchange Rate U.S. Dollars into Canadian Dollars
Month Ended	High	Low
June 30, 2017	1.3327	1.2928
May 31, 2017	1.3025	1.2768
April 30, 2017	1.2917	1.2537
March 31, 2017	1.3102	1.2809
February 28, 2017	1.2810	1.2286
January 31, 2017	1.2639	1.2300

The following table sets forth the average rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, during the year ended April 30, 2018 and during each of the preceding four financial years ended April 30 and July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

Year Ended	Average Exchange Rate U.S. Dollars into Canadian Dollars
April 30, 2018	1.2774
April 30, 2017	1.3179
April 30, 2016*	1.3331
July 31, 2015	1.2030
July 31, 2014	1.0761

*	Nine-month transition year.

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

During the year ended April 30, 2018, the cash flow generated from operating, investing and financing activities resulted in a net cash outflow of $3,237,000 (2017 – ($1,310,000)) bringing the Company’s cash balance to $2,321,000 (2017 – $5,558,000) with a working capital of $4,749,000 (2017 – $13,468,000) and an accumulated income (deficit) of ($14,069,000 ) (2017 – ($2,069,000).) The ability of the Company to generate sufficient cash flows to continue operations is dependent upon many factors including, but not limited to, sufficient ore grade, ore production at the San Martin mine, control of mine production costs, administrative costs and tax costs and upon the market price of metals. Cash flows may also be affected by the ability of the Company to reduce capital expenditures, including mine development.

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

Our San Martin Mine is our primary source of operational cash flow, and our ability to continue our operations – and ultimately our financial position – will be materially and adversely affected if we are limited by insufficient quantities of mineral reserves and resources. Specifically, continued operations at the Mine are dependent on our ability to discover new mineral resources and to convert them into reserves in sufficient quantities to replace current production. However, mineral exploration is highly speculative in nature. Our exploration efforts involve many risks, and success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. We cannot give any assurance that our exploration efforts will result in the discovery of additional mineral resources and their conversion into reserves. We cannot give any assurance that our exploration programs will be able to extend the life of our San Martin Mine, or result in the discovery of new producing mines.

We may have future capital requirements.

As of April 30, 2018, we had cash of approximately $2,321,000 (2017 – $5,558,000), highly liquid short-term investments of $Nil (2017 – $4,005,000) and working capital of approximately $4,749,000 (2017 – $13,468,000). We intend to use our future cash flows to fund exploration and development work and for general corporate purposes. Capital expenditures and funds for exploration in financial year 2019 are expected to total approximately $3,500,000. The primary expenditures are planned to be mine development and equipment purchases and replacement which are anticipated to be funded out of the mine’s cash flow. We may have further capital requirements to the extent we decide to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to us. In addition, we may incur major unanticipated liabilities or expenses. Failure to make required capital expenditures may impact our financial results.

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

Our Altiplano Plant, is strategically located within a historic mining district and although home to numerous mining operations, it is still unknown if the Company will be able to source a consistent supply of concentrates for the plant. During the year ended April 30, 2018, the Company has processed purchased concentrates at the Altiplano plant for revenue of $6,802,000 (2017 – $2,586,000) , with the cost of purchasing concentrates of $7,150,000 (2017 – $2,151,000), for a net loss of $348,000 (2017 – (435,000)) . The net loss is due mainly to the fixed cost of the facility in light of the facility not achieving a break-even level of production from purchase and processing of concentrates and other materials. As the Altiplano facility is relatively new, management is still building supplier networks and relationships to purchase concentrate and other materials to increase production. Although the Altiplano Plant has been designed to operate as a cleaner and more economical facility, there is no guarantee that the Altiplano Plant will operate as designed, or that it will be able to operate at its designed capacity. There is no guarantee that the Altiplano Plant will operate as expected or that it will be profitable.

We need to service our current indebtedness.

We have debt of $1,334,000 (2017 – $1,646,000) as of April 30, 2018 and may arrange additional loans in the future which may require scheduled payments. Our mining operations may not be able to generate sufficient cash to service our indebtedness and we may be forced to take other actions to satisfy our obligations, which actions may not be successful.

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

Each of our directors and officers has served and continue to serve as officers and/or directors of other companies engaged in natural resource exploration and development and related industries. Consequently, there is a possibility that our directors and/or officers may be in a position of conflict now or in the future. For example, a conflict of interest might arise where one of our directors or officers becomes aware of a corporate opportunity that would be interest not only to our Company, but also to another mining company of which he is also a director or officer; or it is foreseeable that our Company could become involved in a mineral property option or joint venture agreement in respect of a mineral exploration or mine development project in which such a company holds an interest. For a description of the directorships and/or offices held by our directors and officers in other companies engaged in natural resource exploration and development and related industries, please see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management – Director Interlocks.”

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

The preparation of our Company’s consolidated financial statements requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. Our accounting policies and our critical accounting estimates and judgements are described in notes 3 and 4 respectively to our April 30, 2018 audited annual financial statements.

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

We record mineral property acquisition costs and mine development costs at cost. In accordance with IFRS, we capitalize preproduction expenditures net of revenues received, until the commencement of commercial production. A significant portion of our mining interest, plant and equipment will be depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mining interest, plant and equipment is based on the amount of proven and probable reserves and a portion of resources expected to be converted to reserves. If these estimates of reserves prove to be inaccurate, or if we revise our mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, we could be required to write-down the recorded value of our mining interest, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

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

Mexico continues to undergo violent internal struggles between the government and organized crime with drug-cartel relations and other unlawful activities. The violence has increased since 2011, with over a 22% increase in crime in just the previous year. The number of kidnappings throughout Mexico is of particular concern and continues to rise. Militarized crime has not diminished, with ongoing confrontations between Mexican security forces and drug cartels. Shootouts, attacks and illegal roadblock may occur without warning. The majority of crimes include homicides, kidnapping and extortion with the most dangerous regions centralized in specific regions of Mexico: Colima, Guerrero, Guanajuato, Michoacan, Jalisco, Sinaloa and Tamaulipas. Travel advisories continue to prohibit intercity travel at night in numerous areas due to kidnappings, carjackings and highway robberies. Queretaro for the most part remains largely unaffected and no travel advisory is currently in effect. However small incidents still occur and although the Company is vigilant in taking additional measures to increase security and protect both personnel and property, there is no absolute guarantee that such measures will provide an adequate level of protection for the Company. The occurrence of these various factors and uncertainties cannot be accurately predicted, and could have an adverse effect on the Company’s operations or future profitability.

There are risks associated with our acquisition strategy.

As part of our business strategy, the Company has made acquisitions in the past. The properties we acquired are primarily in the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our other exploration properties and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

In 2018, the Company announced that it was narrowing its focus to production oriented assets in Mexico and was seeking the sale or joint venture of its non-core assets, comprised primarily of our exploration properties.

The Company cannot assure that it can complete any sale or joint venture that it pursues, or is pursuing, on favourable terms, or that any of these business arrangements will ultimately benefit the Company. If not successful or if forced into “fire-sales” in disposing of its properties, these non-core assets acquired by the Company in prior years could have a material adverse effect on the Company’s results of operations and financial condition.

We are reliant on our current management team.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management including Robert Eadie, Chief Executive Officer & President, Gary Arca, Chief Financial Officer and Salvador Garcia, Chief Operating Officer. Investors must be willing to rely to a significant extent on management’s discretion and judgment. We do not have in place formal programs for succession of management and training of management. We do not maintain key employee insurance on any of our employees. The loss of one or more of these key employees, if not replaced, could adversely affect our operations.

We compete for access to qualified employees and contractors.

At April 30, 2018, we employed or contracted the services of approximately 384 persons (347 in 2017), including staff at the minesite. We compete with other mining companies in connection with the recruitment and retention of qualified employees. At the present time, a sufficient supply of qualified workers is available for our operations. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. There can be no assurance that we will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs could have a material adverse effect on our operating costs.

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

In prior years, we were also engaged in acquiring exploration assets in North America directly and through corporate acquisitions. Some of our projects are in the exploration stage because our exploration activities on the project lands have not yet identified mineral resources in commercially exploitable quantities.

We are also in the business of processing precious metals through our Altiplano processing facility in Matehuala, Mexico, which began commercial production in November, 2016.

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

Letter of Intent to acquire the Santa Fe project

On November 21, 2017, the Company announced that it had entered into a Letter of Intent (“LOI”) with Eduardo de la Peña Gaitan and other property owners represented by him, to acquire approximately 21,000 hectares located in the state of Sinaloa, Mexico, more commonly known as the Santa Fe Project (“Santa Fe”).

Under the terms of the LOI, Starcore would have an exclusive period to conduct its due diligence on Santa Fe. Upon satisfactory due diligence, a Definitive Agreement would be executed within 30 days in order for Starcore to complete the acquisition. Consideration for the transfer of the Santa Fe property to Starcore was a combination of cash and common shares of Starcore, staged over a period of time.

The project is in the municipality of Rosario, Sinaloa, on the western part of the Sierra Madre Occidental. The area is close to mining districts where significant operations are located, including the San Dimas and the Plomosas mines. San Dimas is considered to be one of the most significant precious metal mines in Mexico and the Plomosas mine, operated years ago by Grupo Mexico, is now being explored further by First Majestic Silver Corp.

On January 11, 2017, the Company announced that it had engaged Global Kompas to undertake a Preliminary Economic Assessment of the Santa Fe Project.

On March 26, 2018, the Company announced that it was narrowing its focus, concentrating on its assets in Mexico and seeking the sale or joint venture of its non-core assets comprised primarily of its other exploration properties. The Company also announced that in consideration of US$100,000, the Company extended the review period for its exclusive option to acquire the Santa Fe Project.

On June 11, 2018, the Company announced that it had completed its due diligence and review of the Santa Fe Project and would not be proceeding with the proposed acquisition. The Company gave notice to the property owners of its disengagement from the project and Starcore has no further obligations on Santa Fe.

Private Placements

On February 20, 2018, the Company announced a non-brokered private placement for gross proceeds of $125,000. The private placement consisted of 500,000 Units at a price of $0.25 per unit. Each unit is comprised of one common share of Starcore and one-half of one transferable common share purchase warrant, each whole warrant exercisable for a period of four years from the date of issue to purchase one common share of Starcore at a price of $0.30 per share.

The proceeds of the private placement were added to working capital. The sole subscriber to the private placement is Salvador Garcia, a director of the Company and Starcore’s Chief Operating Officer. The private placement closed on March 7, 2018, with the issuance of 500,000 common shares and 250,000 warrants.

On June 12, 2018 the Company announced it had arranged a private placement of secured bonds in the aggregate principal amount of CDN$3 million (the “Bonds”). The Bonds will bear interest at 8% per annum, payable on maturity, and will mature 24 months from the date of closing. There are also provisions for early repayment. The Bonds are secured by a charge on all of the Company’s assets.

On June 18, 2018, the Company announced it had completed the bond offering. As accepted by the Toronto Stock Exchange, bond holders were granted warrants on a ratio of 1 warrant for every dollar subscribed for, each warrant entitling the bond holder to acquire one share of Starcore at a price of $0.20 for a period of three years from the date of closing.

The proceeds from the sale of the Bonds were added to general working capital.

Revenues: See Item 5(A) “Operating Results”

Principal Market

Gold and silver doré in the form of bullion that is produced from our San Martin Mine is shipped primarily to a refinery in Europe. We also have a contract and the ability to ship to a refinery in Brampton, Ontario to mitigate the potential impact of unrelated problems that could arise using a lone refinery such as strikes or other issues. The terms of the refinery contracts provide for payment of 99.5% to 99.9% of the gold (depending on the gold content of the doré, and 99.25% to 99.5% of the silver content with treatment charges of $0.25/troy oz of doré) and refining charges of US$1.00/troy oz of gold. Payment is due 5 – 20 days following receipt of the bullion at the refinery and based on the spot price when settled.

The San Martin doré is a clean product with few impurities. There are numerous refineries around the world available to refine the doré.

We have not yet identified any commercially viable mineral deposit on any of our exploration properties, and metal prices are currently not economically attractive for the El Creston project nearing the development stage. We expect that the principal markets for any of these other properties – should they be successful and be put into production—would consist of metals refineries and base metal traders and dealers.

Seasonality of our Business

The San Martin Mine operates year-round. In general, the mine does not operate on Sundays although at times overtime is required in the mine to meet production targets. The mine operates with 3 shifts, 8 hours each, six days a week. Administration personnel at the mine work Monday to Friday.

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

6.

Arco Exploraciones S.A. de C.V. is a wholly owned subsidiary of 0993684 BC Ltd. and is our leasing and projects company in Mexico. To comply with Mexican corporate legislation, one share of Arco is held of record by Mr. Robert Eadie, the CEO of Starcore, for the benefit of Starcore. All economic benefits of this share ownership accrue to Starcore.

D.	Property, Plants and Equipment

1.

San Martin Mine, Queretaro, Mexico: Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned Starcore subsidiary, holds the mining concessions covering 6,236 ha at the San Martin Project in the State of Querétaro. In addition, there are 6755.6 ha held in concession Lote San Martin 4 which is north and contiguous to the mining concessions, bringing total land holdings to 12,991.7 ha. The mining concessions include seven underground mining units and four units under exploration.. Luismin (now “Goldcorp Mexico”) operated the mine from 1993 to January, 2007 when it was purchased by our Company. We have been mining at San Martin at a rate of approximately 300,000 tonnes per year. We expect to continue to operate the mine as we convert resources to reserves. Historically, the mine has typically maintained at least two years of reserves for operations.

2.

Altiplano Plant, Matehuala, Mexico: The Altiplano plant is the principal asset of Cortez Gold Corp., a wholly-owned Starcore subsidiary that holds title to the land, equipment and permits for the operation of a processing plant situated on 20 hectares of land in Matehuala, Mexico. The land and the plant and equipment are owned by Altiplano Goldsilver, S.A. de C.V., a wholly-owned subsidiary of Cortez Gold. The facility is located within a historic mining district, in an area that is home to numerous medium-sized mining operations. The Altiplano Plant is designed to employ the dissolution treatment production process to recover precious metals from flotation concentrates. When compared to the alternative pyrometallurgical foundries, it is a cleaner process and more economical, enabling the facility to offer lower processing rates than those currently available to concentrate producers in the area The Company’s management has determined the commencement of commercial production to have begun on November 1, 2016. In making this judgement, management has assessed various sources of information including but not limited to operation management expertise, projected cash flow and determining sustainable level of production inputs available. As a result, prior to commencement of commercial production, all of the pre-operational costs and any test production revenue were capitalized to Plant costs until such time as the facility was of sufficient operational status with the ability to function as management intended.

3.

Our executive office is located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. We lease a 2,264 square foot office, with total rent for this space being $249,000 over a five-year period until the lease expires on April 30, 2020. This office space accommodates all of our executive and administrative personnel and we believe that it is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms. See Item 5(F) for office lease obligations.

Mineral Properties

San Martin Mine, Queretaro, Mexico

Except as indicated below, the following description of the San Martin Mine has been extracted from the technical report entitled “Reserves and Resources in the San Martin Mine, Queretaro State, Mexico as of April 30, 2018” issued on June 27, 2018, (the “Technical Report”). The Technical Report was prepared for Starcore in accordance with National Instrument 43-101 (“NI 43-101”) by Erme Enriquez C.P.G., BSc, MSc,, , who is independent. The Technical Report is effective as at June 27, 2018.

The following table is a summary of mine production statistics for the San Martin mine for the years ended April 30, 2018 and 2017. The mine continues to operate at 850 tons per day and the continued strength of the US dollar has resulted in profitable operational results even with the recently declining mill head grade. Production for the year ended April 30, 2018 was 269,611 tonnes at an average head grade of 1.62 g/t gold and 21.3 g/t silver.

	Unit of measure	Actual results for period ended April 30, 2018	Actual results for period ended April 30, 2017
Mine production of gold in dore	ounces	11,884	14,217
Mine production of silver in dore	ounces	102,061	66,107

Total mine production – equivalent ounces	ounces	13,189	15,159
Silver to gold equivalency ratio		78,19	70.20
Mine gold grade	grams/tonne	1.62	1.97
Mine silver grade	grams/tonne	21.3	16.1
Mine gold recovery	percent	84.5%	81.5%
Mine silver recovery	percent	55.2%	46.5%
Milled	tonnes	269,611	275,072
Mine development, preparation and exploration	Meters	9,089	5,293
Mine operating cash cost per tonne milled	US dollars/tonne	61	53
Mine operating cash cost per equivalent ounce	US dollars/ounces	1,237	969
Number of employees and contractors at minesite		314	314

Location

The San Martin mine is located 47 kilometres, in straight line, northeast of the Queretaro City, Queretaro State, on local road No.100 and about 250 kilometres NW of Mexico City, near the towns of Tequisquiapan and Ezequiel Montes. The San Martin mine underground mine has been in operation since 1993.

The San Martin Mine complex consists of 8 mining claims that cover 15,316 hectares.

.

The following table summarizes the mining concessions comprising the San Martin Mine property.

No. on Map	Concession Name	Exp.	Title	Term of Concession		Hectares	2018 Annual Taxes (Pesos)
				From	To		1st Sem	2nd Sem
1	San Martin 2	321.1/6-72	191134	29/04/1991	28/04/2041	190.7972	$30,157	$30,157
2	San Martin	321.1/6-71	191423	19/12/1991	18/12/2041	132.0818	$20,856	$20,856
3	La Trinidad	6/1.3/276	204824	13/05/1997	13/05/2047	2,610.7224	$412,193	$412,193
4	San Martin Fracc. A.	6/1.3/00409	215262	14/02/2002	13/02/2052	37.1099	$5,861	$5,861
5	San Martin Fracc. B.	6/1.3/00411	215263	14/02/2002	13/02/2052	22.8901	$3,616	$3,616
6	San Martin Fracc. C	6/1.3/00412	215264	14/02/2002	13/02/2052	3,182.5646	$502,470	$502,470
7	San Martin 3	6/1.3/00410	215301	14/02/2002	13/02/2052	60.0000	$9,473	$9,473
8	San Martín Cuatro	065/15357	221844	02/04/2004	01/04/2054	6,755.6145	$1,066,606	$1,066,606

	Total					15,316.7805	$2,051,232	$2,051,232

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

In addition, this section also uses the term “inferred mineral resources”. While this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

The following has been reproduced from the Technical Report.

Since April 30, 2016, Starcore International Mines Ltd. (“Starcore”) estimates the reserves and resources for the San Martin mine effective as of April 30th of each year to match its fiscal year. This report has been prepared by Erme Enriquez C.P.G., BSc, MSc in compliance with National Instrument 43-101 (“NI 43-101”) on the San Martin Project in the State of Querétaro, Mexico and he is an independent Qualified Person (“QP”) as defined by NI 43-101.

Starcore acquired the San Martin Mine (“San Martin”) from Goldcorp Inc. (“Goldcorp”) in February 2007. Goldcorp is a Canadian mining company listed on both Canadian and United States Stock Exchanges. Goldcorp acquired the San Martin Project in February 2005 with the take-over of Wheaton River Minerals Ltd., who had acquired San Martin in the take-over in 2002 of the Mexican mining company Minas Luismin S.A. de C.V. (“Luismin”). Starcore paid US$24 million in cash and issued 4,729,000 common shares to Luismin at a deemed value of CDN$0.50 per share in consideration for the shares of Bernal.

San Martin is owned and operated by Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned subsidiary of Starcore.

Compañía Minera Peña de Bernal S.A. de C.V., a wholly owned Starcore subsidiary, holds eight mining concessions covering 15,316 ha at the San Martin Mine in the State of Querétaro. Right payments are done twice a year, every semester. The San Martin Project presently consists of two underground mines, San José and San Martin. The San Martin mine is approximately 800 m NNE of the San José mine. Minas Luismin, SA de CV commenced mining late in 1993 on the San José deposit with an open pit operation that was later abandoned and mining continued underground methods over the San José and the San Martin oreshoots.

Accessibility

The roads through which the San Martín mine is accessed are paved and they are in good condition all year long. It can be reached by highway No. 57 between the cities of Querétaro and San Luis Potosí. Access to the San Martin mine can be carried out also from Mexico City through highway 57D, for 160 kilometers, until reaching the city of San Juan del Río, Queretaro. From here, take the HW 120, for 19 km until Tequisquiapan, and continue for 16 km more until Ezequiel Montes. From here take the road to the junction with the # 100 highway, take this to the NE and 1.5 km more to enter the mine facilities.

From the City of Querétaro take Highway 45D for approximately 22 km to the SE and then take Highway # 100 to the NW for 36 kilometers until reaching the junction with the entrance to the mine in the town of San Martin. This same road leads to the magical town of Peña de Bernal, which is the company’s employee camp.

There are constant flights from the City of Querétaro to several destinations in the United States, particularly Los Angeles, Chicago, New York and Houston; although these change from season to season.

History

Mining in the San Martín district extends back to at least 1770 when the mines were first worked by the Spanish, particularly by Don Pedro Romero de Terreros, Count of Regla. Spaniards worked in the district for 40 years, however, there is no production records available for that time. During those days, silver and gold production accounted for 80% of all exports from Nueva España (New Spain), although, by the late-eighteenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia.

The vast majority of production came prior to the 1910 Mexican Revolution with San Martin district being an important producer. The first records show the Ajuchitlán Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 g Au/t and 100 g Ag/t during 1900 to 1924.

The first modern stake was with 1982, when the Mexican government declared a 6,300 ha National Reserve over the area surrounding the Peña de Bernal. Luismin entered into an agreement to explore in the claims of CRM in 1986 for a payment of US $ 250,000 dollars and a royalty of 5%, which latter was reduced to 3% in 1996. In1988 geological reconnaissance and exploration program initiated. Geological works concluded in 1992 and by the end of 1993 the decision was made to start the open-pit mining in the San José area, at a rate of 300 tpd.

The operation of the San José pit only lasted a couple of years, when it was discovered that the deposit was not a “Carlin type”, as had been thought, but that it was a tabular structure in vein that continued to deepen and laterally along its strike. Then it was decided to start the underground mining, on the same San Jose structure and on the oreshoot of San Martin, which ultimately turned out to be the one with the largest number of reserve and resources.

In the year 2000, the exploitation begins in the San Martín body, called “Tronco” due to its verticality. In 2001, at the same time, the exploration of high-grade gold bodies called “Mantos” began. The first of these oreshoots was the Body 28.

The mine is currently mined 850 tpd and the capacity of the mill is 1100 tpd. The mining method is cut and filled with dry backfill. The exploitation in the Body 28 is currently room and pillars filled with a mixture of backfill and 5% cement.

Mining began in 1993 at 300 tpd, and in early 1994, production began from open pit operations on the San José deposit. The table below illustrates production for the period 1993 to April 30, 2018.

Starcore International Mines LTD

Compañía Minera Peña de Bernal, SA de CV

San Martin Mine Project

Historical Production 1993-April 30 2018

Year	Tonnes	Grade		Production
		Au (g/t)	Ag (g/t)	Oz Au	Oz Ag	Oz Au Eq.
1993	28,267	2.53	60	1,387	24,463	1,707
1994	134,118	3.19	35	13,179	81,605	14,298
1995	146,774	3.40	38	16,172	180,459	17,068
1996	187,691	3.40	44	19,553	155,160	21,620
1997	219,827	3.27	43	22,016	174,013	24,570
1998	224,279	3.45	50	23,680	210,680	27,539
1999	242,295	3.46	46	25,852	194,110	29,624
2000	284,490	3.61	54	31,209	245,310	35,571
2001	287,520	3.76	65	32,773	330,217	38,068
2002	268,451	4.26	71	35,634	370,406	41,124
2003	276,481	4.29	82	36,438	464,947	42,692
2004	272,734	4.47	83	36,935	458,681	44,377
2005	282,392	3.92	65	32,814	349,071	38,543
2006	278,914	2.82	52	22,004	235,806	26,529
2007	252,400	3.34	49	25,232	224,714	29,606
2008	266,600	2.50	33	18,733	159,877	21,367
2009	272,856	2.43	33	19,171	167,827	21,696
2010	275,290	2.03	30	15,492	163,489	18,156
2011	296,845	2.14	39	17,694	267,237	23,736
2012	309,796	2.09	25	16,197	160,678	19,213
2013	306,941	2.66	24	22,247	129,861	24,425
2014	311,210	2.35	22	20,062	112,010	21,755
2015	309,565	2.09	20	17,903	104,767	19,319
2016	286,278	1.94	16	14,606	68,463	15,547
2017	259,709	1.69	13	11,563	54,287	12,246
April 30 2018	99,067	1.59	36	4,410.96	64,459.38	5,218.98

TOTALS	6,380,790	2.96	43	552,957	5,152,597	635,614

Mineralization

Mineralization occurs in Upper Cretaceous black limestone and calcareous shales of the Soyatal- Mezcala Formation as electrum, and silver selenide minerals principally associated with quartz and to a lesser degree with calcite. The deposit is an epithermal, low sulphidation precious metal (Au-Ag) type (metal ratio Ag:Au at 10:1).

Mineralization is generally made up of breccia that commonly is concordant with a limestone/shale contact (in the San Martin and San José areas) which forms the relatively steeply dipping “Tronco” and “Mantos” oreshoots, these veins contact the younger volcanic flows (dacite and ignimbrite) where they have formed the more horizontal portions of the deposit. The mineralized economic breccia grades from 30 g Ag/t to 250 g Ag/t. Exploration has been concentrated along the NE trending breccia zone however evidence of a northerly trend in area 30 and 31 leads to suspect possible other structures together with 2.0 g Au/t to 30 g Au/t over widths that vary from 1.5 to 17.0 m but average 4.0 m.

The mineralized oreshoots show several stages of brecciation and cementation, with four major stages of hydrothermal breccias and supergene alteration that filled fractures and late cavities. The metallic mineralization is mainly formed by electrum, naumannite, tetrahedrite, pyrite and chalcopyrite as hypogene minerals, and free gold, partzite, chlorargyrite, malachite, hematite, goethite-limonite as supergene minerals. Gangue minerals are mainly quartz, chalcedony and calcite, with minor amounts of adularia. Quartz and calcite occur in all the four stages cementing the breccia fragments of rock and older vein. Chalcedony, quartz and calcite associated with the economic mineralization usually show sacharoide, crustiform, coloform, cockade and comb textures. Stage one is totally barren of silver and gold. The main Ag-Au mineralization occurred in the second stage of brecciation, associated to coloform and chalcedony quartz. Stage three is carrying low grade and is abundant. The late stage of mineralization is characterized by native gold content, chlorargyrite and abundant partzite, as a result of the supergene alteration. Mineralization occurs as native gold, electrum, naumannite (AgSe) and argentojarosite (AgFe3(SO4)2(OH)6) associated principally with quartz and lesser calcite. The silver contained in argentojarosite is not recoverable with cyanidation.

Mining Operations

Mine production operations are in two distinct underground zones and one under one small open pit operation. Current mining is from zones, which are contiguous to, or nearby, earlier mined out areas.

The two underground zones are known as San José II and San Martín, while the open pit is the near surface remnants is now a closed operation. Production operations have been underway at the San Martin mine since May 1994. On top of the big breccia-vein the structure becomes a manto-like. Here the Cuerpo 28 and Cuerpo 29 orebodies have been exploited partially since 1998. A set of faults crosscut the structure and thrown down the continuous oreshoot and split it into several segments where Cuerpo 30 and Cuerpo 31 have been found.

The orebody geometry and geotechnical attributes of the ore and host rocks, in both underground zones, resulted in the selection of mechanized, trackless, room and pillar stoping, with post waste rock backfill and a poor mix of waste and cement, as the most suitable mining method for ore extraction. Ore recovered from these operations is hauled to surface by truck to the mill infrastructure, where it is crushed and milled.

The operations that were visited, by Mr. Enriquez, were dry, well-ventilated, very tidy and appeared to be run in an orderly manner. The development headings are well supported with regular patterned roof bolting, through mesh and shotcrete, as a standard throughout the mine.

Initial mining experience in the Cuerpo 28 zone indicated that dilution from waste wall rock and waste is greater than predicted in previous reports. Starcore has introduced measures to reduce the dilution and also to increase ore recovery.

Dilution has been controlled with cemented waste rock as the fill medium. The experience with dilution from this waste rock backfill is not affecting the cost per ounce produced from treating lower grade ore, suggests that this backfill system, involving some combination of rock and cement, may have been more economic and safe.

In addition to overall cost reduction programs, including trials of bulk emulsion explosives, Starcore management is implementing mine design modifications to reduce the ratio of waste development to ore tonnes and consequently the reduction in mining costs

Current Reserves and Resources

The mineral resource estimation for the San Martin Mine was completed in accordance to the guidelines of Canadian National Instrument 43-101 (“NI 43-101”). The modeling and estimation of the mineral resources were completed in April 30, 2018 under the supervision of Erme Enriquez, qualified person with respect to mineral resource estimations under NI 43-101.

The effective date of the resource estimate is April 30, 2018. Mr. Enriquez is independent of Starcore by the definitions and criteria set forth in NI 43-101; there is no affiliation between Mr. Enriquez and Stracore except that of independent consultant/client relationships.

The San Martin resources are classified in order of increasing geological and quantitative confidence in Proven and Probable, Inferred and Indicated categories in accordance with the “CIM Definition Standards – For Mineral Resources and Mineral Reserves” (2014) and therefore NI 43-101, as is the Inferred Resources category.

In the years prior to mining by CMPB reserve and resource estimates were based on the assumptions and subject to rules defined by Luismin many years ago. In recent years, with the involvement of various professionals, it was recognized that mining methodology was changing due to factors such as:

•	a greater percentage of production coming from narrow to wide steeply dipping vein structures.

•	Sub-horizontal Mantos mineralized structures that were somewhat narrower than historical Mantos.

•	Reopening and scavenging of the footwall mineralization in old stopes where lower grade mineralization was not mined during times of lower gold prices.

Based on the above mining changes and incorporating mining experience over the last 7 years some of the original Luismin assumptions have been modified to improve tonnage and grade estimation for reserves. The assumptions used in this estimate are:

•	A gold price of $1300 per ounce.

•	A silver price of $16.00 per ounce.

•	First quarter 2018 operating costs of US$69.41 per metric dry tonne.

•	Average metallurgical recoveries of 88% for gold and 55% for silver.

•	Using the above price and cost assumptions the resultant calculated cutoff grade is approximately 1.66 g/t Au equivalent.

•	Specific gravity of 2.6 g/cm3 has been applied to all calculated mineralized volumes.

•	Mining dilution is applied to in situ mineralized zones, and recovery factors are applied to these diluted blocks using the following factors:

•	Mining dilution of 20% of zero grade in horizontal mineralized zones (Mantos) mined by room and pillar.

•	Mining dilution of 20% of zero grade in steeply dipping mineralized zones mined by cut and fill. This dilution factor is modified by first applying a minimum 2-meter mining width to narrow zones.

•	Remnant pillars left in room and pillar stopes are typically 20% of the total tonnage,

i.e. 80% extraction. This recovery factor has been applied to sub-horizontal mineralized zones.

In addition to these factors reserve grades are lowered to reflect mined grades in ore blocks that have sufficient historical production to establish that mined grades are lower than estimated from exploration data. The reserves and resources estimated in this report are based on data available up until April 30, 2018.

The mineral resources reported herein are classified as Measured, Indicated and Inferred according to CIM Definition Standards.

Total Inferred Mineral Resources at the San Martin mine, estimated by Starcore, are about 1,495,812 tonnes at a grade of 1.94 g Au/t and 25 g Ag/t. Inferred and Indicated Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mineral Resources Inferred and Indicated, San Martín Mine

Compañía Minera Peña de Bernal, SA de CV Mineral Resource Estimate

(as of April 30, 2018)

Mine	Tonnes	Grade		Total Contained oz
		(Au g/t)	(Ag g/t)	(oz Au)	(oz Ag)	(oz Au Eq)
San Jose II
Inferred	178,871	1.73	10	9,935	57,578	9,579
San Martin
Inferred	454,288	1.82	11	26,563	153,528	25,607
Inferred	410,400	1.76	16	23,289	206,350	23,245
Retaques SM
Inferred	20,209	1.80	13	1,170	8,447	1,146
Cuerpo 28
Inferred	182,684	2.44	88	20,666	513,925	26,991
4-700
Inferred	92,918	1.77	36	5,295	108,115	5,963

Total Inferred	1,339,370	1.87	24	86,917	1,047,943	99,814

San Martín
Indicated	156,442	2.56	27	12,883	136,711	13,109

Total Indicated	156,442	2.56	27	12,883	136,711	13,109

•	Resources are valid as of April 30, 2018 as defined by end of month April 2018 topography.

•	Measured, Indicated and Inferred resource cut-off grades were 1.66 g/t gold equivalent at San Martín.

•

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

•	Metallurgical recoveries were 88% gold and 55% silver.

•	Gold equivalents are based on a 1:81 gold: silver ratio. Au Eq= gAu/t + (gAg/t ÷ 81)

•	Price assumptions are $1300 per ounce for gold and $16.00 per ounce for silver for resource cutoff calculations.

•	Mineral resources are estimated exclusive of and in addition to mineral reserves.

•	Resources are constrained by a conceptual underground mining using parameters summarized in section.

•	Resources were estimated by Stracore and reviewed by Erme Enriquez CPG.

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Total Proven and Probable Mineral Reserves at the San Martin mine as of April 30, 2018 estimated by Stracore and reviewed by Erme Enriquez are 1,651,318 tonnes at a grade of 2.11 g Au/t and 33 g Ag/t.

Mineral Reserve Estimate Proven and Probable, San Martin Mine

Compañía Minera Peña de Bernal, SA de CV

Mineral Reserve San Martin Mine

(as of April 30, 2018)

Category	Tonnes	Grade		Total Contained oz
		(g Au/t)	(g Ag/t)	(oz Au)	(oz Ag)	(oz Au Eq)
Proven	409,879	2.57	60	33,910	765,096	52,952
Probable	1,241,439	1.96	24	78,049	934,112	101,429

Total
Proven and Probable	1,651,318	2.11	33	111,958	1,699,208	154,382

•	Reserve cut-off grades are based on a 1.66 g/t gold equivalent.

•	Metallurgical Recoveries were 88% gold and 55% silver.

•	Mining Recoveries of 90% were applied.

•	Minimum mining widths were 1.5 meters.

•	Dilution factors is 20%. Dilution factors are calculated based on internal stope dilution calculations.

•	Gold equivalents are based on a 1:81 gold:silver ratio. Au Eq= gAu/t + (gAg/t ÷ 81)

•	Price assumptions are $1300 per ounce for gold and $16 per ounce for silver.

•	Mineral resources are estimated exclusive of and in addition to mineral reserves.

•	Resources were estimated by Stracore and reviewed by Erme Enriquez CPG.

•	Dilution factor is 20%. Dilution factors are calculated based on historical internal stope dilution calculations.

•	Reserves are exclusive of the indicated and measured resources.

Local Resources & Infrastructure

At each of the mine sites, the water required is supplied from the dewatering of the mines. Industrial water for the cyanide plant is recycled, and additional water (60,000 m3/y of fresh water) is obtained from nearby wells. Electrical power from the Federal Electricity Commission (34 kV) supplies both the plant and mine, and satisfies power demand, which averages about 1.1 megawatts. Two emergency generators, one of 500 kW and other of 200 kW, provide power to the mill in case or outages. An upgrade to the tailings dam was completed in 2010, when dry stacking of the tailings began, and current capacity is sufficient for many years of production. Apart from offices, dining room, warehouses, shop and other facilities, Starcore also provides dormitories and limited housing facilities for employees working on a rotational schedule at the township of Ezequiel Montes and Bernal. Much of the labor work force lives in the San Martin town and nearby communities. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient to man both the underground mining operations and the surface facilities.

Starcore has negotiated access and the right to use surface lands sufficient for many years of operation. Sufficient area exists at the property for all needed surface infrastructure related to the life-of-mine plan, including processing, maintenance, fuel storage, explosives storage and administrative offices. There exists sufficient capacity in existing tailing impoundments for tailings disposal.

Exploration

Exploration at San Martin is concentrated along the strike length of the breccia zone. In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines Mineral Reserves. Target selection is assisted by structural, geochemical and geophysical surveying that has included magnetics, induced polarization and resistivity. The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies, detected since 1998, to the northeast remain to be tested. The most recent discovery at San Martin is Cuerpo 30 and 31. Extension of the structure with Cuerpo 32, 33 and 34 remain still to be tested with deep holes.

Other targets that have been drilled is the Santa Elena vein projection, to the NE of the San Martin oreshoot. This particularly structure has significant geologic potential and may represent an exceptional target for testing. The discovery of the SAM, Guadalupe and San Martin footwall veins are examples of significant recent success from the ongoing underground exploration programs.

A surface geological mapping and sampling was conducted by Starcore at San Martín focused, from north to northeast structures of Chicarroma and other veins that may have some importance for exploration. Santa Elena is one of the veins that has been intercepted with surface diamond drill holes, to the NE of the San Martin Body and is exposed at coordinates 397,350E and 2,292,494N at an elevation of 2041 m.a.s.l. The structure here consists in a breccia formed of first stages quartz and limestone fragments of all different sizes. Old trench works done by Luismin in early 90’s have been cleaned and are ready for sampling. The idea that the structure was N-S trending encouraged Luismin to drill in the area, but holes, in QP opinion, were done parallel to the structure. Figure 9-1 (of the Technical Report) shows a geological map of the San Martin mine with the structure of San Martin trending NE and then bending to the NW and the structure of Santa Elena shown to the NE of the San Martin body and to the SW of the tailings dam and mill.

Figure on the left that geologic map of the district showing the San Martin structure and the Santa Elena vein, to the NE and SW. On the right, a microstructure on the Soyatal Formation that is a mirror of the major structure of San Martin. Source: Starcore Geology Department.

One sample collected recently from ant nest in the breccia, run 0.15 g/g Au and 5.2 g/t Ag. Sampling of trenches and later drilling will be necessary for exploring the Santa Elena structure, on the SW little valley.

Drilling

Diamond drilling at the San Martin Mine Project is conducted under two general modes of operation: one by the exploration staff (surface exploration drilling) and the other by the mine staff (production and underground exploration drilling). Production drilling is predominantly concerned with definition and extension of the known mineralized zones in order to guide development and mining. Exploration drilling is conducted further from the active mining area with the goal of expanding the resource base. Drilling results from both programs were not used in the mineral resource and mineral reserve estimates presented in this report. To date, all drilling completed at the mine has been diamond core.

Surface drillholes are generally oriented to intersect the veins as close to perpendicular as possible. The drillholes are typically drilled from the hanging wall, perpendicular to, and passing through the target structure into the footwall, and no drilling is designed for intercepts with angles less than about 30° to the target.

Underground drillholes are typically drilled from the hanging wall of the main structure, and are ideally drilled perpendicular to structures, but oblique intersection is required in some instances due to limitations of the drill station. All holes are designed to pass through the target and into the footwalls. Both surface and underground drillholes are typically HQ to NQ in size.

As the core is received at the core facility, geotechnical data is logged manually on paper sheets and entered to Excel.15,316 The core is then manually logged for geological data and marked for sampling. Geological data and sample information are entered directly into Excel spreadsheets.

Sample Preparation, Analysis & Security

The samples received in the laboratory are dried before entering the preparation process. A primary size reduction is made up to 1/8 inch. The sample is divided into smaller portions using a Jones crusher until a sample of 150 g is obtained, which is considered representative of the initial sample volume.

The sample is reduced in size in a ring sprayer to a size smaller than 150 meshes, then is homogenized and placed in an envelope previously labeled with the folio number given by the Department of Geology, including the date.

From the sample in the envelope, 20 g are taken and homogenized with the mixture of fluxes to be cast and obtain the lead button that has captured the gold and silver values. This button with values is placed in a cup to remove the lead and obtain a gold and silver button at the end of the process.

The button of gold is weighed, and a chemical attack is made to dissolve the silver, the residue is pure gold that is weighed and, in this way, obtain the gold and silver grades present in the mineral sample.

This analysis of gold and silver in mineral samples has a detection limit of 0.1 g/t Au and 3.0 g/t Ag.

CMPB’s internal QAQC includes adding one duplicate, one reference and one blank to every 20 samples. A sample of sterile (white) material is crushed before starting the size reduction process. The degree of reduction is verified by passing the total of the sample through the # 6 mesh; 80% of the sample must pass, otherwise the breaker opening is adjusted. This process is done in the first sample and then every 20 samples. Similarly, every 20 samples in the crusher will pass a sample of sterile material, in addition to cleaning the equipment with compressed air, including the Jones quartz that is used to divide the sample into small portions.

Continuing with the reduction process, after passing the sample through the ring sprayer, it passes through the 150 mesh, through which 80% of the total weight must pass. To avoid contamination, compressed air is used to clean the equipment and every 20 samples a sterile material is sprayed.

The pulverized sample is taken to furnace in batches of 42 samples each. At the beginning of each batch a blank is placed, in the position number 21 a standard of known value is placed and in the position number 42 a duplicate of the sample corresponding to the position number 22 is placed.

The Assay Standard CDN-ME-1304 certified standard is from the CDN Resource Laboratories LTD laboratory, with a grade of 1.80 g/t Au and 34.0 g/t Ag. In the same way, an in-home made and validated standard is used on site, with a grade of 1.93 g/t Au and 40.5 g/t Ag.

When performing the gold and silver test and the relationship between these two elements is less than 4, it is considered to repeat the assay of the sample by adding silver nitrate (inaccurate) to increase the ratio and prevent the encapsulation of the silver.

The third-party laboratory that has been used is ALS Geochemistry, located in Guadalajara, Jalisco, of ALS Global.

In the past, personnel of Inspectorate laboratories in Vancouver has inspected the mine lab facilities and has provided procedures, flux recipes and feedback on all laboratory equipment. The mine has been awarded the Mexican Quality Award which is like International Standards ISO 9001 for quality control in the overall mining operations and with the award Certificate of Clean Industry by SEMARNAT.

Data Verification

Historically (since 1993 to 2003), the San Martin mine has been using a specific gravity of 2.7 to convert volume in cubic metres to metric tons (the tonnage factor). Under suggestion of Mr. Gunning and M. Whiting, the geological staff started to implement, a specific gravity testing procedure on diamond drill core.

Following an examination of drill core and wallrock conditions in stopes, the “Method of Archimedes” (dry mass in grams divided by water displacement in milliliters method) was chosen as a reasonable and time effective procedure. There is not a significant amount of void space, so the costlier and time-consuming methods of pre-coating drill core are not recommended.

A selection of drill core from the San Martin and Guadalupe veins was tested and a new specific gravity was recommended. The new SG is 2.55 g/cm3 was used prior 2014 Resource and Reserves. Subsequent testing more recently has shown values between 2.6 and 2.8. These new data have resulted in the use of 2.6 g/cm3 for estimates in 2014 and later.

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

Located within the historically productive Sierra Madre Occident geological province in the northern Mexican state of Sinaloa, the Sierra Rosario property consists of two large mineral exploration concessions totalling 978.57 hectares. On February 2018, the Company sold this property for US$100,000 and an additional 1% NSR.

•	Ajax Project, British Columbia.

The Ajax molybdenum property is comprised of 11,718 hectares and is located 13 km north of Alice Arm, British Columbia. The Ajax property, one of North America’s largest undeveloped molybdenum deposits occupying a surface area of approximately 600 by 650 metres, is in the advanced stage of exploration.

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

Ajax Molybdenum Property, British Columbia, Canada
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
501393	mq2	Tenajon Resources Corp./ 100%	NONE	Claim/ Mineral Exploration	402.28	12/01/2005 14/07/2021	No work required until 2021. No gov’t fees	None	Government

504775	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	255.99	25/01/2005 27/07/2021	No work required until 2021. No gov’t fees	None	Government

504776	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	292.7	25/01/2005 27/07/2021	No work required until 2021. No gov’t fees	None	Government

504782	mq-5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	146.22	25/01/2005 27/07/2021	No work required until 2021. No gov’t fees	None	Government

505618	mq5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	256.00	02/02/2015 04/08/2021	No work required until 2021. No gov’t fees	None	Government

511540		Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	365.67	22/04/2005 09/06/2021	No work required until 2021. No gov’t fees	None	Government

				Total	1718.86

•	Molybrook Project, Newfoundland.

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

Molybrook Molybdenum Property, Newfoundland, Canada
Tenure Number	Owner/ Interest	Underlying Royalty	Tenure Type/ Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
23630	Tenajon Resources Corp./ 100%	2% NSR	Claim/ Mineral Exploration	1100	18/12/2000 18/12/2018	No work required until 2018. in order to keep Claim; after 2018 must spend $52,400 prior to expiry. No gov’t fees.	None	Government

•	Toiyabe Property, Nevada, USA

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

Reverse Circulation (RC) drilling, including two pre-collar holes, consisted of fifteen holes for a total footage of 2,537 meters. Core drilling totaled 474 meters in two holes. A summary of assay results received to date are shown below. A map of drill hole locations can be found on the Company website https://www.starcore.com.

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

Assays from T-1601C, the first deep core hole, show a broad mineralized zone from 254 to 294 meters (40 m) which averages 1.3 g/t Au. This zone includes 3 meters of 7.7 g/t Au (255.4-258.4 m) or 1.5 meters of 12.9 g/t Au (255’4-256.9 m). The mineralized intervals coincide closely with highly altered breccia within broad fault zones.

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

All RC drilling samples are collected in 1.5meter intervals, logged and securely shipped to ALS Chemex Labs Inc. in Reno, Nevada to be analyzed for gold and silver by fire assay. A second sample split is kept on site for possible re-testing or future metallurgy. Standards and blanks are included with the sample submittals and numerous repeat assays conducted. The core is logged, sample intervals marked on the core either in 1.5meter lengths or geologic/structural breaks, sawed and half core assayed the same as the RC procedure mentioned above.

Richard Kern, Certified Professional Geologist (#11494) was the Qualified Person who prepared and reviewed this technical information in accordance with NI 43-101 reporting standards.

On May 22, 2018 Starcore filed an updated National Instrument (“NI 43-101”) “Technical Report for the Toiyabe Gold Project in Lander County, Nevada”, prepared by Paul D. Noland CPG dated May 11, 2018.

Highlights from the Technical Report include:

•	Summary results from three drilling programs completed since the last report (2009, 2010, 2016)

•	In all three drilling campaigns since the 2009 report and resource estimate, the near-surface ‘Courtney’ resource was expanded and enhanced.

•	Drilling since the previous report has focused largely on structurally controlled, deeper and higher-grade mineralization not included in the 2009 resource estimate.

•	Wider spread drilling, outside known resource areas has allowed a better understanding of the structural setting of the project.

•	Lone Ranch: Washington State, USA

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

As at February 15, 2016, the Altiplano Plant poured its first doré bar, weighing in at 21.131 kg. The Company’s management has determined the commencement of commercial production to have begun on November 1, 2016. Since then, the Plant has been receiving concentrate deliveries to test the full facilities of the plant and procedures. Prior to commencement of commercial production, all of the pre-operational costs and any test production revenue were capitalized to Plant costs until such time as the facility was of sufficient operational status with the ability to function as management intended.

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

Details of the transaction are as follows:

1.	Total surface area sold covers 74.0831.544 hectares (740,831.544 square meters) sold at $250 pesos per square meter.

2.	Payments are staged as follows:

Surface Area in hectares (ha)	Equivalent in square meters (sm)	Mexican Pesos		Canadian Dollars(2)			Status
55.068 ha	550,685.485 sm	MXN$	137,671,371	C$	9,640,852
Interest Received		MXN$	7,576,445	C$	530,563
		MXN$	145,247,816	C$	10,171,415		Payment received
Parcel of 12 ha	120,000.000 sm	MXN$	30,000,000	C$	2,100,840		Pending clearance
Parcel of 2.014 ha(1)	20,146.059 sm	MXN$	5,036,515	C$	352,697		Pending clearance
Parcel of 5 ha(1)	50,000.000 sm	MXN$	12,500,000	C$	832,731	(3)	Payment received(4)

(1) The remaining two parcels await various confirmations from different local and federal authorities. As the Company receives these confirmations, the buyer will immediately remit the corresponding payment for each parcel of land. It is expected that these clearances will be confirmed within the next 6 months.

(2) Based on exchange rate of 14.28 Pesos/CAD$ as at close of March 21, 2017.

(3) Based on exchange rate of 15.03 01 Pesos/CAD$ that is the actual date of collection as at close of on November 8, 2017.

(4) the Company received MXN$ 12,500,000 and interest of MXN$ 1,270,833 on a parcel of 5 ha of the remaining parcels to be received.

Item 5	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal period ended April 30, 2018 should be read in conjunction with our financial statements and related notes included in this Annual Report. Our financial statements included in this Annual Report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Year Ended April 30, 2018, April 30, 2017 Compared to Year Ended Nine-Month Transition Year Ended April 30, 2016.

(in thousands of audited)

	Twelve-Month Year Ended April 30, 2018	Twelve-Month Year Ended April 30, 2017	Nine-Month Transition Year Ended April 30, 2016
Revenues
Mined ore	21,005	$24,642	$20,326
Purchased concentrate	6,802	2,586	—

Total revenue	27,807	27,228	20,326
Cost of sales
Mined ore	(20,672)	(18,641)	(14,093)
Purchased concentrate	(7,150)	(2,151)	—
Depreciation and depletion	(4,913)	(5,610)	(4,714)
Total cost of sales	(32,735)	(26,402)	(18,807)
Earnings from mining operations	(4,928)	826	1,519
Financing income(costs)	(61)	(626)	(387)
Foreign exchange gain (loss)	193	1,283	(159)
Professional and consulting fees	(1,204)	(731)	(1,031)
Management fees and salaries	(1,514)	(1,642)	(918)
Office and administration	(1,908)	(1,368)	(1,114)
Property investigation costs	(433)	—	—
Shareholder relations	(198)	(291)	(110)
Regulatory and transfer agent fees	(166)	(218)	(244)
Write-down for obsolete equipment	—	—	—
Loss before taxes	(10,219)	(2,767)	(2,444)
Other Income: Sale of San Pedrito		7,128	—
Other Loss: Impairment of Mining Interest, Plant and Equipment	(6,713)	—	—
Other Loss: Loss on disposal of E&E Asset	(1,013)	—	—
Income tax recovery (provision)	5,945	2,861	2,639
Earnings for the year	(12,000)	7,222	195

Comparison April 30, 2018 to April 30, 2017

Overall, revenue from mining operations milled ore decreased by $3,637 for the year ended April 30, 2018 compared to the comparative year ended April 30, 2017, due mainly to lower metal production from lower ore grades and lower tonnage processed in the current year compared to the prior year, offset partially by higher gold prices and slightly lower silver prices. Total revenue was $579 higher due to the increase of $4,216 in purchased concentrate revenue from the full year of increased operations experienced at the Altiplano concentrate processing plant as well as additional carbon concentrate processed at the San Martin mine.

Sales of metals for mining operations for the twelve months ended April 30, 2018 approximated 11,782 ounces of gold and 101,378 ounces of silver sold at average prices in the period of US$1,293 and US$16.76 per ounce, respectively. This is a decrease in sale ounces from the comparative period ended April 30, 2017 where sales of metal approximated 14,791 ounces of gold and 80,421 ounces of silver, sold at lower average prices of US$1,264 and US$18.04 per ounce, respectively.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $4,913 compared to $5,610 in the comparable year, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management.

For the year ending April 30, 2018, the Company produced a loss of $4,928 in from mine operations compared to income of $826 for the year ended April 30, 2017. The loss resulted from a decrease in the sale of metal ounces when compared to the prior year. The combination of lower grades and tonnes processed for gold and silver during this year resulted in lower metal production and, therefore, revenue from mined ore as compared to the prior year.

Costs per ounce for the year ended April 30, 2018 was US$1,237/EqOz. which is higher than the average operating cash cost of US$969/EqOz. during the comparable year ended April 30, 2017. This resulted in comparable reported mined ore costs at $20,672 compared to $18,641 in the previous year ended April 30, 2017 despite the higher tonnes processed in the prior year. Mined ore costs increased in the current year due mainly to much higher development costs incurred to increase future ore reserves, coupled with increased input costs such as fuel, electricity, chemicals and labour.

The Company also processed purchased concentrate at the Altiplano plant and at the San Martin plant in the twelve months ended April 30, 2018 for revenue of $6,802 and cost of purchasing concentrate of $7,150, for a net loss of $ 348. The net loss is due mainly to the fixed cost of the facility in light of the facility not achieving a break-even level of production from purchase and processing of concentrates and other materials. As the Altiplano facility is relatively new, management is building supplier networks and relationships to purchase concentrate and other materials to increase production.

Other Items

Changes in other items for the twelve months year ended April 30, 2018, resulted in the following significant changes from the twelve months year ended April 30, 2017:

•

Financing costs during the year decreased by $565 due to the Company not incurring interest on debt which was repaid in the prior year ended April 30, 2017 further offset by and the interest income earned from the sale of San Pedrito property (see 4.2 Property Activity);

•	Office and administration increased by $540 due higher corporate costs relating to general regulatory administration in the current year.

•	Management fees and salaries decreased by $128 primarily due to the resignation of the prior COO and the period of time the Company acted before replacing the COO position;

•

Foreign exchange gain increased by $1,090 for the year ended April 30, 2018. The increase relates primarily to the fluctuations of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations;

•

Professional and consulting fees increased by $473 to $1,204 primarily due to additional costs relating to the San Pedrito sale. Professional fees relate primarily to charges in relations to legal, tax and audit fees;

•	Property investigation costs of $433 were incurred during the year to perform the necessary due diligence on new projects, including primarily the Santa Fe Project.

•	Loss on disposal of Exploration and Evaluation Asset of $1,013 resulted directly due to the sale of the Sierra Rosario asset to a third party.

•

Deferred Income Tax Recovery increased by $3,084 due to the Company recognizing its ability to use additional, previously unrecognized, non-capital loss carry forwards in the current and future periods.

•

Impairment on CIL Plant led to an adjustment of $1,713 after management determined that the plant is no longer useful in the operations. Additional $5,000 impairment was recorded on the San Martin mine after management determined that future cash flow projects were negatively impacted due to changes in variables such as the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates.

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

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at April 30, 2018, the Company was holding cash of $2,321,000 (2017—$$5,558,000) and short-term investments of $Nil (2017—$4,005,000).

Obligations due within twelve months of the year ended,	2018	2019	2020 and beyond
Trade and other payables	$4,774,000	$—	$—
Current portion of loan payable	—	1,334,000	—
Reclamation and closure obligations	—	—	1,280,000

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

1.

During the year ended April 30, 2018 the Company secured an additional $1,283 (USD1,000) loan with a lender. The full principal plus accrued interest on the loan shall be repayable to the lender on October 25, 2019 and is secured against certain assets of the Company and bears interest at 8% per annum, compounded annually, with interest payable annually on October 25, 2018 and October 25, 2019. Interest not paid when due shall be added to principal amount and shall bear interest from such due date at 8% interest.

2.

The Company has no contractual commitments for capital expenditures and has disclosed all material commitments under Section F (“Tabular disclosure of contractual obligations”). The Company does have budgeted capital expenditures to be incurred in the normal operation of the San Martin Mine, the Altiplano facility and for exploration of properties, which are expected to approximate $3.5 million in fiscal 2017.

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

F.	Tabular Disclosure of Contractual Obligations

Obligations due within twelve months of the year ended,	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of Canadian dollars)
Trade and other payables	$4,774	$4,774	$—	$—	$—
Loan payable	1,334	—	1,334	—	—
Rehabilitation and closure cost provision	1,280	—	—	—	1,280
Executive employment agreement obligation	2,000	1,000	1,000	—	—
Land lease obligation	132	132	—	—	—
Office lease obligation	288	144	144	—	—

G.	Safe harbor.

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

Robert Eadie Chief Executive Officer and Director Age: 53

As our Chief Executive Officer, Mr. Eadie is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Eadie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Eadie was one of the founders of our Company.

Name Office Held Age	Area of Experience and Functions in Our Company

Gary Arca Chief Financial Officer and Director Age: 58

As Chief Financial Officer, Mr. Arca is responsible for the management and supervision of all of the financial aspects of our business; as a director, Mr. Arca participates in management oversight and as Chairman of the Corporate Governance committee, helps to design our corporate governance policies and standards and ensures compliance therewith.

Salvador Garcia Chief Operations Officer and Director Age:

As our Chief Operating Officer, Mr. Garcia is responsible for our exploration, development and mining operations and for management of our Mexican operations; as a director, Mr. Garcia participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Cory Kent Director and Corporate Secretary Age: 49

As Corporate Secretary, Mr. Kent is responsible for ensuring that the board of directors has the proper advice and resources to fulfill their duties to shareholders. Mr. Kent’s duties include compliance with statutory and regulatory requirements. Mr. Kent is a member of the Compensation Committee.

Jordan Estra Director Age: 71

As an independent director, Mr. Estra provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Estra is a member of the Audit Committee and the Corporate Governance Committee.

Ken Sumanik Director Age: 81

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

Gary Arca – Chief Financial Officer and Director

Mr. Arca has been our Chief Financial Officer and a director of our Company since January 2006. Mr. Arca has over 37 years of financial management experience. He is a Chartered Professional Accountant (CPA) and has been a member of the Canadian Institute of Chartered Professional Accountants and British Columbia Institute of Chartered Professional Accountants since 1980. He was a partner with public accounting firms, Amisano Hanson from 2002 to 2005 and Driver Anderson from 1996 to 2001.

Mr. Arca has provided auditing, consulting, taxation, accounting and litigation support services to various clients. Mr. Arca has extensive experience dealing with public companies and start-ups both from the perspective of management and as a consultant, and has served as a director of various publicly traded resource companies.

Mr. Arca is Chair of the Corporate Governance Committee.

Salvador Garcia – COO & Director

Mr. Garcia has been a Director of the Company since October 2017. With over 39 years of progressive experience in the mining industry in Mexico, Mr. Garcia joined Starcore International Mines in August 2017 as COO. His extensive experience ecompasses mine development and production including open pit and underground operations.

Prior to Starcore, Mr. García was the Country Manager in Mexico for First Majestic Silver Corp, serving in that company since 2013. Previously, Mr. Garcia collaborated with Luismin (purchased by Goldcorp (TSX:G)(NYSE:GG) for a period of 25 years holding several positions from General Manager to Operations Director and later promoted to the senior management team of Goldcorp as Vice President for Mexico. During his tenure at Goldcorp, he was in charge of the operations at the Tayoltita and San Antonio mines and was involved in the development, construction and operation of the Los Filos, El Sauzal and Peñasquito mines.

Mr. García holds a B.Sc. degree in Mining Engineering from the Guanajuato University School of Mines in Mexico. In addition, Mr. García is the President of the Mining Cluster of Sonora State, member of the CAMIMEX (Mexican Mining Chamber) Advisor Board, Member of the Mining Cluster of Zacatecas State, Member of the Mining Adivsor Board of San Luis Potosi State.

Cory Kent LLB – Corporate Secretary & Director

Mr. Kent has been a director of our Company since November 2004. Mr. Kent is a Partner at McMillan LLP.,With a practice focused on corporate securities law and related technology, natural resources and commercial matters, Mr. Kent possesses a strong and varied legal background suited to the junior mining sector.

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

Messrs. Robert Eadie and Gary Arca (who are, respectively, the Chief Executive Officer and Chief Financial Officer or our Company, in addition to serving on our Board of Directors) are also executive officers and directors of iMining Blockchain and Cryptocurrency Inc. and Providence Gold Mines Inc., each of which is a junior company listed on the TSX Venture Exchange with mineral exploration activities in Canada. Mrs. Tanya Lutzke, a member of our Board of Directors, also serves as director of iMining Blockchain and Cryptocurrency Inc. Mr. Cory Kent, our Corporate Secretary and a member of our Board of Directors, is a director of Nevada Sunrise Gold Corp., a junior company listed on the TSX Venture Exchange with mineral exploration properties in Nevada.

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

Executive Compensation

The following table contains information about the compensation paid for services in all capacities to us, including compensation paid to or earned by (a) our Chief Executive Officer (or an individual who acted in a similar capacity); (b) our Chief Financial Officer (or an individual who acted in a similar capacity); (c) each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers as at April 30, 2018 and whose total salary and bonus exceeds $150,000 during the period ended April 30, 2018; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of our Company as of April 30, 2018.

Summary Compensation Table

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year ended April 30, 2018 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year ended April 30, 2018	Salary(1) ($)	Share- based awards(4) ($)	Option- based awards ($)	Non-equity incentive plan compensation(2) ($)		Pension value ($)	All other compen- sation(3) ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Robert Eadie Executive Chairman, CEO & President	2018	360,000	16,129	—	150,000	—	—	12,000	538,129
Gary Arca CFO	2018	240,000	8,064	—	80,000	—	—	12,000	340,064
Salvador Garcia COO	2018	210,000	Nil	—	—	—	—	—	210,000

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

(2)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended April 30, 2018.
(3)	All other compensation includes $12,000 paid to each of Mr. Eadie and Mr. Arca as directors’ fees for 2018.
(4)

Share based awards are based on DSU options vested and the volume weighted average (“VWAP”) of the trading price per common share on the Toronto Stock Exchange (“TSX”) for the last ten (10) trading days ending on that date.

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

Option and Stock Appreciation Rights (SARs)

The Company currently has 898,750 options granted under previously approved stock option plans. The Company does not currently have an active plan as shareholders rejected the Company’s share option plan dated for reference January 17, 2011 (the “Plan”) at its annual general meeting in January 2014. No further options may be granted under the Plan. However, the Plan continues to govern outstanding options that were granted under it or otherwise made subject to it.

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

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year ended April 30, 2018 and subsequent thereto, no stock options were granted. See “Options and Stock Appreciation Rights.”

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth the value of outstanding options held by the executive officers as of April 30, 2018. The value of the unexercised in-the-money options at fiscal year end is the difference between the closing price of the common shares on April 30, 2018, which was $0.195, and the exercise price of the options.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Robert Eadie	Nil	Nil	250,000(2)(3)	Nil/Nil
Gary Arca	Nil	Nil	175,000(2)(3)	Nil/Nil
Salvador Garcia	Nil	Nil		Nil/Nil

(1)	The market price of the Company’s common shares as reported on the TSX on April 30, 2018 was $0.195 per
(2)	Options are fully vested.
(3)	Exercise price is $0.88.

Option and SAR Repricings

There were no repricings of stock options under the stock option plan or otherwise during our completed financial year ended April 30, 2018. No amendments can be made to any outstanding options.

Defined Benefit or Actuarial Plan

We do not have a defined benefit or actuarial plan.

Compensation of Directors

The compensation provided to the directors, excluding the three officers named in the foregoing, for the Company’s most recently completed financial year of April 30, 2018, is as follows:

Name(1)	Fees earned(1) ($)	Share- based Awards(2) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation(3) ($)	Total ($)
Cory Kent	12,000	8,064	Nil	Nil	Nil	13,853	33,917
Ken Sumanik	14,000	8,064	Nil	Nil	Nil	Nil	22,064
Jordan Estra	Nil	8,064	Nil	Nil	Nil	Nil	8,064
Federico Villaseñor	21,500	8,064	Nil	Nil	Nil	Nil	29,564
Tanya Lutzke	14,000	4,032	Nil	Nil	Nil	Nil	18,032

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)

Includes share based awards granted during the year that vested during the year. The values of such awards have been determined based on the market price of the Company’s common shares as reported on the TSX on April 30, 2018 which was $0.195 per share.

(3)

Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, wherein the director received compensation for services rendered. The Company paid in legal fees to a law firm of which Cory Kent is a partner.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at April 30, 2018, for each director, excluding a director who is already set out in disclosure for a Named Executive Officer for the Company:

The following table sets out all share-based awards and option-based awards outstanding as at April 30, 2018, for each director, excluding a director who is already set out in disclosure for a Named Executive Officer for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Cory Kent	Nil	n/a	n/a	Nil	65,000	13,105
Ken Sumanik	Nil	n/a	n/a	Nil	65,000	13,105
Jordan Estra	Nil	n/a	n/a	Nil	65,000	13,105
Federico Villaseñor	Nil	n/a	n/a	n/a	65,000	13,105
Tanya Lutzke	Nil	n/a	n/a	n/a	45,000	9,072

(1)	The market price of the Company’s common shares as reported on the TSX on April 30, 2018 was $0.195 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended April 30, 2018, for each director who was not a Named Executive Officer

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Cory Kent	Nil	8,064	Nil
Ken Sumanik	Nil	8,064	Nil
Jordan Estra	Nil	8,064	Nil
Federico Villaseñor	Nil	8,064	Nil
Tanya Lutzke	Nil	4,032	Nil

C.	Board Practices

Each director of our Company is elected annually and holds office until the next annual general meeting of the shareholders unless that person ceases to be a director before then. Our last annual general meeting of the shareholders was held on October 24, 2017.

Name and Position with the Company	Director/Officer Since
Robert Eadie Executive Chairman, Chief Executive Officer and Director	October 24, 2003
Salvador Garcia Chief Operating Officer and Director	October 24, 2017
Gary Arca Chief Financial Officer and Director	January 25, 2006
Cory Kent, Corporate Secretary and Director	January 25, 2006
Ken Sumanik Director	November 19, 1993
Federico Villaseñor Director	February 1, 2007
Jordan Estra Director	March 26, 2010
Tanya Lutzke Director	October 28, 2016

2.	Executive Employment Agreements

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

Pursuant to an executive employment agreement with effect as at August 21, 2017, Salvador Garcia was paid a base fee of US$315,000 for acting as Chief Operating Officer of the Company.

3.	Committees

The members of our Company’s audit committee include Jordan Estra (Chairman), Tanya Lutzke, Ken Sumanik and Federico Villaseñor. The audit committee is directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. The audit committee also considers whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of our Company. The audit committee also reviews the financial statements and financial information prior to its release to the public.

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

As at April 30, 2018, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total
Altiplano	26	—	7	33
San Martin Mine	74	170	95	339
Vancouver Office	7	—	2	9

Total	107	170	104	381

In comparison, we had the following employees and contractors as at April 30, 2017:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total
Altiplano	19	0	0	19
San Martin Mine	61	168	85	314
Vancouver Office	11	0	3	14

Total	91	168	88	347

In comparison, we had the following employees and contractors as at April 30, 2016:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total
Altiplano	12	0	0	12
San Martin Mine	61	163	75	299
Vancouver Office	8	0	5	13

Total	81	163	80	324

E.	Share Ownership

There were 49,646,851 common shares issued and outstanding as of April 30th, 2018. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following common shares as of April 30, 2018:

Name	Number of Common Shares Beneficially Owned	Percentage
Robert Eadie	2,932,117	5.90%
Gary Arca	537,499	1.08%
Salvador Garcia	500,000	1.00%
Cory Kent	77,625	0.15%

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

For information concerning options held by our officers and directors, please see “Compensation”.

Stock Option Plan

The Company does not currently have any equity compensation arrangements in place under which directors, officers or employees can be granted an equity interest in the Company. The Company previously had an incentive stock option plan in place (the “Plan”) pursuant to which the Board had the ability to grant options to purchase common shares (“Options”) to directors, officers, employees and consultants to the Company. The Plan was subject to shareholder approval, which was not received at the Company’s January 28, 2014 annual general meeting. Options granted under the Plan prior to January 28, 2014 remain outstanding and are exercisable; however no new Options may be granted under the Plan. As at the April 30, 2018, Options to purchase 948,750 common shares remain outstanding under the Plan.

The following is a summary of the material terms of the Plan that apply to the outstanding Options:

(a)

All Options granted under the Plan are non-assignable, non-transferable, will be exercisable for such period as is determined by the board of directors on the date of grant, such period not to exceed 10 years, and will vest at the discretion of the board of directors;

(b)

for Options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

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

•

25% of vested RSUs will be based on the market price having increased by a minimum of 10% per annum from the market share price in the initial year granted (with the minimum initial share price of C$0.50), or 30% over a 3-year term. If this criteria is not met in the first year, so long as the criteria is met in either year 2 or year 3, the affected portion of vested RSUs will be paid out. If the criteria is not met, unpaid RSUs will expire

•

25% of vested RSUs will be based on meeting an earnings-per-share of $0.05 per annum. This portion of vested RSUs will not carry over to the succeeding years. If this criteria is not met, this portion of vested RSUs will expire in the year that they vest.

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

Deferred Share Units

DSU Awards will vest as to 33-1/3% on each anniversary date of the grant over a period of 3 years. No cash settlements will be given to the Eligible Person until he/she ceases to be an Eligible Person, whether such status changes as a result of the termination of service of the Eligible Person by the Company, retirement or resignation of the Eligible Person, removal from the Board of Directors, or otherwise, but in any event no later than three months following the Separation Date (being the date that the DSU recipient ceases to be an Eligible Person), or in the case of the death of the of the holder of the DSU Award, within two months of the death of the holder. All vested DSUs will be settled through a cash payment equal to the fair market value of the common shares (“FMV”) underlying the DSUs, the determination of such FMV to be done on the Separation Date in accordance with the provisions of Regulation 6801(d) of the Income Tax Act.

Treatment of dividends for DSUs will be the same as the treatment of dividends for RSUs.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of April 30, 2018, the persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name of Shareholder	No. of Common Shares Beneficially Owned		Percentage of Outstanding Common Shares	Percentage of Fully Diluted Common Shares(1)
2176423 Ontario Ltd. (a private company controlled by Eric S. Sprott) Toronto, Ontario	7,681,693	(2)	15.47%	15.10%
Italpreziosi S P A	3,787,135		7.62%	7.44%
Robert Eadie	2,932,117		5.90%	5.76%

(1)

Based on 49,646,851 common shares issued and outstanding as at April 30, 2018, and 1,198,750 being the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable, for a total of 50,845,601 fully diluted common shares.

(2)

The information is as at April 30, 2018, as derived from SEDI, the electronic filing system for Insider Reporting. The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at June 30, 2018, the registrar and transfer agent for our Company reported that there were 49,646,851 common shares of our Company issued and outstanding. Of these, 44,032,794 were registered to Canadian residents 246 shareholders), 1,302,907 were registered to residents of the United States (92 shareholders) and 4,311,150 were registered to residents of other foreign countries (11 shareholders).

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

At the time that Starcore and Cortez Gold agreed to their business combination transaction described in Item 4B – Our Business Overview, three directors of Cortez Gold were also directors of Starcore, namely, Robert Eadie, Gary Arca and Federico Villaseñor.

C.	Interests of experts and counsel

Not Applicable

Item 8	Financial Information

A.	Consolidated Statements and Other Financial Information

Item 18 of this Annual Report contains our financial statements as at and for the year ended April 30, 2018. Our financial statements are stated in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Export Sales

(All dollar figures are in ‘000s)

Export sales constituted 100 percent of our Company’s total sales volume during the fiscal years disclosed in the following table:

Year	Sales	Export Sales (%)
2018	$27,807	100%
2017	$27,228	100%
2016	$20,326	100%
2015	$28,405	100%
2014	$33,136	100%

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

Our Company paid our shareholders dividends in September 2014. Any future payment of dividends or distributions will be determined by the board of directors of our Company on the basis of our Company’s earnings, financial requirements and other relevant factors. Successful operation of our business is subject to a number of risks and uncertainties, including those described under the heading “Risk Factors” appearing on page 8, above.

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

This information is included in the 20F Registration Statement filed on August 12, 2016 and has not changed, except for the amendment to the Articles of the Company providing for the Direct Registration System (“DRS”) of the Company’s securities. DRS provides for electronic direct registration of securities in an investor’s name on the books of the Company’s transfer agent. See Exhibit 1.2

C.	Material Contracts

With the exception of the contracts listed below and the executive employment agreements described under the heading “Directors, Senior Management and Employees – Board Practices – Executive Employment Agreements” above, we have not entered into any material contracts during the last twenty-four months that were outside those entered into in the ordinary course of business.

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

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm’s length with our Company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our Company in connection with carrying on a business in Canada (a “non-resident holder”). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

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

(b)	persons with whom the non-resident holder did not deal at arm’s length- or

(c)	the non-resident holder and persons with whom he did not deal at arm’s length,

owned not less than 25% of the issued shares of any class or series of our Company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

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

If subject to Canadian tax on such a disposition, the taxpayer’s capital gain (or capital loss) from a disposition is the amount by which the taxpayer’s proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer’s adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the “taxable capital gain” is equal to one-half of the capital gain.

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

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder’s United States Federal taxable income. See “Foreign Tax Credit” below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder’s basis in the common shares of our Company and thereafter as gain from the sale or exchange of the common shares of our Company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our Company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

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

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

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

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits (Deemed Dividend Election) (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

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

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder’s holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

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

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.” For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

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

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

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

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

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

i.)

Currency Risk – Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

ii.)

Interest rate risk – The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations.

iii.)

Credit risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk with respect to its cash and short-term investments.

iv.)

Liquidity risk – Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves.

v.)

Commodity Risk – Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.

Item 12	Description of Securities Other than Equity Securities

Not applicable

Item 13	Defaults, Dividend Arrearages and Delinquencies

None

Item 14	Material Modifications to the rights of Security Holders and Use of Proceeds

Not Applicable

Item 15	Controls and Procedures

Not Applicable

Item 16	[RESERVED]

Item 16A	Audit Committee Financial Expert

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

Our current independent public accountants provided audit and other services during the fiscal year ended April 30, 2017 and April 30, 2018:

	April 30, 2018	April 30, 2017
Audit Fees	111,384	140,812
Audit-Related Fees	20,000	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total Fees	131,384	140,812

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

There have been no purchases of the Company’s common shares by the Company or affiliated purchasers during the period covered by this report.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report as Exhibit F-1:

Audited financial statements of the Company for the year ended April 30, 2018, including consolidated statements of financial position, consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

The Company’s Financial Statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number	Description

1.	Articles of Incorporation

1.1	Notice of Articles of Starcore International Mines Ltd. dated November 1, 2017.

1.2	Amended Articles of Starcore International Mines Ltd dated October 24, 2017.

1.3	Notice of Change of Directors dated November 1, 2017.

4.	Material Contracts

4.1	Arrangement Agreement dated May 29, 2015 between the Company and Cortez Gold.[1]

8.	List of Subsidiaries

8.1	Subsidiaries of the Company.[1]

15.	Additional Exhibits

15.1	Consent of Erme Enriquez, CPG, BSc, MSc

F-1	Financial Statements

Notes:

1.	Incorporated by reference from the Company’s Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission on August 12, 2016.

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

Date: July 30th, 2018

Signature: /s/ Robert Eadie

Title: Chief Executive Officer & President

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

Date: July 30th, 2018

Signature: /s/ Gary Arca

Title: Chief Financial Officer