Form 20-F
period 2019-04-30
STARCORE INTERNATIONAL MINES LTD.
filed 2019-07-29
CIK 1301713

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2019

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

1

Item 10 Additional Information	60

A. Share capital	60
Not applicable for annual reports	60
B. Memorandum and articles of association	60
This information is included in the 20F Registration Statement filed on August 12, 2016 and has not changed, except for the amendment to the Articles of the Company providing for the Direct Registration System (“DRS”) of the Company’s securities. DRS provides for electronic direct registration of securities in an investor’s name on the books of the Company’s transfer agent. See Exhibit 1.2	60
C. Material Contracts	60
D. Exchange Controls	60
E. Taxation	60
F. Dividends and Paying Agents	67
G. Statement by Experts	67
H. Documents on Display	67
I. Subsidiary Information	68

Item 11 Quantitative and Qualitative Disclosures About Market Risk	68

Item 12 Description of Securities Other than Equity Securities	68

Item 13 Defaults, Dividend Arrearages and Delinquencies	68

Item 14 Material Modifications to the rights of Security Holders and Use of Proceeds	68

Item 15 Controls and Procedures	68

Item 16 [RESERVED]	69

Item 17 Financial Statements	69

Item 18 Financial Statements	69

Item 19 Exhibits	69

2

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

In May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months. Our financial statements for the year ended April 30, 2019 have been reported on by Davidson & Company LLP, Chartered Professional Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre Vancouver, BC, Canada V7Y 1G6, a registered public accounting firm.

Item 1 Identity of Directors, Senior Management and Advisers

Not Applicable for Annual Reports

Item 2 Offer Statistics and Expected Timetable

Not Applicable for Annual Reports

Item 3 Key Information

A. Selected Financial Data

The following tables summarize selected financial data for our Company for the year ended April 30, ~~2018~~ and the past four years before that. As indicated elsewhere in this Annual Report, in May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months. The information in the tables for the years ended April 30, 2019, April 30, 2018, April 30, 2017, April 30, 2016 and July 31, 2015 was extracted from the detailed audited financial statements and related notes included in this Annual Report and should be read in conjunction with those financial statements and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 50, below.

Selected Financial Data

(Stated in thousands of Canadian Dollars)

IFRS as issued by the IASB	At July 31, 2015	At April 30, 2016	At April 30, 2017	At April 30, 2018	At April 30, 2019
Total Revenues	28,405	20,326	27,228	27,807	32,795
Earnings from Mining Operations	645	1,519	826	(4,928)	36
Earnings for the Year	210	195	7,222	(17,945)	(11,804)
Basic and Diluted Earnings per Share	0.00	0.00	0.15	(0.24)	(0.24)
Total Assets	69,197	78,907	82,096	64,451	57,005
Total Liabilities	17,091	21,034	17,178	15,383	17,969
Net Assets	52,106	57,873	64,918	49,068	39,036
Share Capital	45,354	50,605	50,605	50,725	50,725
Common Stock	151,946,847	49,146,851	49,146,851	49,646,851	49,646,851
Cash Dividends per Common Share	0.02	NIL	NIL	NIL	NIL

Disclosure of Exchange Rate History

On July •, 2019 the noon rate of exchange as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of United States dollars into Canadian dollars was US$1.00 = $•.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months:

Month Ended	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
June 30, 2019	1.3543	1.3089
May 31, 2019	1.3520	1.3417
April 30, 2019	1.3495	1.3312
March 31, 2019	1.3446	1.3277
February 28, 2019	1.3314	1.3102
January 31, 2019	1.3584	1.3142

The following table sets forth the average rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, during the year ended April 30, 2019 and during each of the preceding four financial years ended April 30 and July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

Year Ended	Average Exchange Rate U.S. Dollars into Canadian Dollars
April 30, 2019	1.3179
April 30, 2018	1.2774
April 30, 2017	1.3179
April 30, 2016*	1.3331
July 31, 2015	1.2030

*	Nine-month transition year.

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

During the year ended April 30, 2019, the cash flow generated from operating, investing and financing activities resulted in a net cash inflow of $591,000 (2018 –($3,731,000)) bringing the Company’s cash balance to $2,549,000 (2018—$2,321,000) with a working capital of $2,606,000 (2018 -$4,749,000) and an accumulated income (deficit) of $25,873,000 (2018—$14,069,000). The ability of the Company to generate sufficient cash flows to continue operations is dependent upon many factors including, but not limited to, sufficient ore grade, ore production at the San Martin mine, control of mine production costs, administrative costs and tax costs and upon the market price of metals. Cash flows may also be affected by the ability of the Company to reduce capital expenditures, including mine development.

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

As of April 30, 2019, we had cash of approximately $2,549,000 (2018—$2,321,000), and working capital of approximately $2,606,000 (2018—$4,749,000). We intend to use our future cash flows to fund exploration and development work and for general corporate purposes. Capital expenditures and funds for exploration in financial year 2020 are expected to total approximately $2,400,000. The primary expenditures are planned to be mine development and equipment purchases and replacement which are anticipated to be funded out of the mine’s cash flow. We may have further capital requirements to the extent we decide to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to us. In addition, we may incur major unanticipated liabilities or expenses. Failure to make required capital expenditures may impact our financial results.

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

We need to service our current indebtedness.

We have debt of $4,588,000 (2018- $1,334,000) as of April 30, 2019 and may arrange additional loans in the future which may require scheduled payments. Our mining operations may not be able to generate sufficient cash to service our indebtedness and we may be forced to take other actions to satisfy our obligations, which actions may not be successful.

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

Each of our directors and officers has served and continue to serve as officers and/or directors of other companies engaged in natural resource exploration and development and related industries. Consequently, there is a possibility that our directors and/or officers may be in a position of conflict now or in the future. For example, a conflict of interest might arise where one of our directors or officers becomes aware of a corporate opportunity that would be of interest not only to our Company, but also to another mining company of which he is also a director or officer; or it is foreseeable that our Company could become involved in a mineral property option or joint venture agreement in respect of a mineral exploration or mine development project in which such a company holds an interest. For a description of the directorships and/or offices held by our directors and officers in other companies engaged in natural resource exploration and development and related industries, please see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management – Director Interlocks.”

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

We have an obligation to reclaim our properties after the minerals have been mined from the site, and have estimated the costs necessary to comply with existing reclamation standards. Rehabilitation provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs, which will reflect the market condition at the time the rehabilitation costs are actually incurred. The final cost of the currently recognized rehabilitation provision may be higher or lower than currently provided for.

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

The preparation of our Company’s consolidated financial statements requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. Our accounting policies and our critical accounting estimates and judgements are described in notes 3 and 4 respectively to our April 30, 2019 audited annual financial statements.

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

Mexico continues to undergo violent internal struggles between the government and organized crime with drug-cartel relations and other unlawful activities. The violence has increased since 2011, with over a 22% increase in crime in just the previous year. The number of kidnappings throughout Mexico is of particular concern and continues to rise. Militarized crime has not diminished, with ongoing confrontations between Mexican security forces and drug cartels. Shootouts, attacks and illegal roadblock may occur without warning. The majority of crimes include homicides, kidnapping and extortion with the most dangerous regions centralized in specific regions of Mexico: Chihuahua, Coahuila, Durango, Nuevo Leon, Sinaloa, Sonora, Temaulipas, Guerrero, Michoacan and Colima. Travel advisories continue to prohibit intercity travel at night in numerous areas due to kidnappings, carjackings and highway robberies. Queretaro for the most part remains largely unaffected and no travel advisory is currently in effect. However small incidents still occur and although the Company is vigilant in taking additional measures to increase security and protect both personnel and property, there is no absolute guarantee that such measures will provide an adequate level of protection for the Company. The occurrence of these various factors and uncertainties cannot be accurately predicted, and could have an adverse effect on the Company’s operations or future profitability.

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

On March 26, 2018, the Company announced that it was narrowing its focus to production oriented assets in Mexico and was seeking the sale or joint venture of its non-core assets, comprised primarily of our exploration properties.

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

At April 30, 2019, we employed or contracted the services of approximately 348 persons (384 in 2018), including staff at the minesite. We compete with other mining companies in connection with the recruitment and retention of qualified employees. At the present time, a sufficient supply of qualified workers is available for our operations. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. There can be no assurance that we will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs could have a material adverse effect on our operating costs.

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

The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 (exclusive of the value of a principal residence; and either individually or jointly with the indivdual’s spouse) or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

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

Our common shares are listed on the Toronto Stock Exchange under the symbol “SAM” and on the Frankfurt Stock Exchange under symbol “V4JA”.

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

On January 11, 2018, the Company announced that it had engaged Global Kompas to undertake a Preliminary Economic Assessment of the Santa Fe Project.

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

Private Placement

On June 18, 2018, the Company announced that it had completed a private placement of secured bonds in the aggregate principal amount of CDN$3 million (the “Bonds”). The Bonds bear interest at 8% per annum, payable on maturity, and mature on June 18, 2020. The Bonds are secured by a charge over all of the Company’s and its subsidiaries’ assets.

Following conditional acceptance from the Toronto Stock Exchange, the Company issued 3,000,000 warrants to the bond holders, each warrant entitling the bond holders to acquire one share of Starcore at a price of $0.20, expiring on June 18, 2021.

The Bonds were sold pursuant to exemptions from the prospectus requirement of Canadian securities legislation and were subject to a statutory four month hold period which expired on October 19, 2018. The Bonds are not and will not be listed on any market or exchange. The Bonds have not been registered under the U.S. Securities Act of 1933, as amended, and were not offered or sold in the United States.

The proceeds from the sale of the Bonds were added to general working capital.

43-101 Filing

On July 18, 2018, the Company filed a technical report entitled “RESERVES AND RESOURCES IN THE SAN MARTIN MINE, QUERETARO STATE, MEXICO AS OF APRIL 30, 2018” dated June 27, 2018.

Salary Reductions

On May 16, 2019, the Company reported that Starcore management had agreed to take a 25% reduction in salary effective May 1, 2019. The agreement to reduce the current contracts with Robert Eadie, CEO and Gary Arca, CFO, has been amended to provide for the 25% reduction and to increase the term to April 30, 2022 from July 31, 2020. The reductions to the CEO, CFO and Salvador Garcia, COO, will result in annual savings to the Company of approximately $250,000.

Revenues: See Item 5(A) “Operating Results”

Principal Market

Gold and silver doré in the form of bullion that is produced from our San Martin Mine is shipped primarily to a refinery in Europe. We also have a contract and the ability to ship to a refinery in Brampton, Ontario to mitigate the potential impact of unrelated problems that could arise using a lone refinery such as strikes or other issues. The terms of the refinery contracts provide for payment of 99.25% to 99.9% of the gold and 99.25% to 99.5% of the silver content with treatment charges of $0.30 to $0.75/troy oz of doré and refining charges of US$1.00/troy oz of gold. Payment is due 5 – 20 business days following receipt of the bullion at the refinery and based on the spot price when settled.

The San Martin doré is a clean product with few impurities. There are numerous refineries around the world available to refine the doré.

We have not yet identified any commercially viable mineral deposit on any of our exploration properties, and metal prices are currently not economically attractive for one of our projects project nearing the development stage. We expect that the principal markets for any of these other properties—should they be successful and be put into production—would consist of metals refineries and base metal traders and dealers.

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

2.

Altiplano Plant, Matehuala, Mexico: The Altiplano plant is the principal asset of Cortez Gold Corp., a wholly-owned Starcore subsidiary that holds title to the land, equipment and permits for the operation of a processing plant situated on 20 hectares of land in Matehuala, Mexico. The land and the plant and equipment are owned by Altiplano Goldsilver, S.A. de C.V., a wholly-owned subsidiary of Cortez Gold. The facility is located within a historic mining district, in an area that is home to numerous medium-sized mining operations. The Altiplano Plant was designed to employ the dissolution treatment production process to recover precious metals from flotation concentrates. When compared to the alternative pyrometallurgical foundries, it is a cleaner process and more economical, enabling the facility to offer lower processing rates than those currently available to concentrate producers in the area The Company’s management has determined the commencement of commercial production to have begun on November 1, 2016.

In November 2018, management announced that the capital requirements of the Altiplano facility for inventory and operations, despite improving cash flow to a small profit in the prior quarter, did not justify the continuation of these operations. The operations were placed on a maintenance status in the quarter and remaining inventories were processed and sold accordingly. After assessing the best use of the assets of Altiplano, management deemed the sale of the facility to be the best course of action for the Company and is currently finalizing the terms of a purchase offer.

3.

Our executive office is located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. We lease a 2,264 square foot office, with total rent and common costs for this space being $108,000 per year until the lease expires on April 30, 2020. This office space accommodates all of our executive and administrative personnel and we believe that it is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms. See Item 5(F) for office lease obligations.

Mineral Properties

San Martin Mine, Queretaro, Mexico

Except as indicated below, the following description of the San Martin Mine has been extracted from the technical report entitled “Reserves and Resources in the San Martin Mine, Queretaro State, Mexico as of April 30, 2018” issued on June 27, 2018, (the “Technical Report”). The Technical Report was prepared for Starcore in accordance with National Instrument 43-101 (“NI 43-101”) by Erme Enriquez C.P.G., BSc, MSc., who is independent. The Technical Report is effective as at June 27, 2018.

The following table is a summary of mine production statistics for the San Martin mine for the years ended April 30, 2019 and 2018. The mine continues to operate at 850 tons per day and the continued strength of the US dollar has resulted in profitable operational results even with the recently declining mill head grade. Production for the year ended April 30, 2019 was 314,347 tonnes at an average head grade of 1.62 g/t gold and 39 g/t silver.

	Unit of measure	Actual results for period ended April 30, 2019	Actual results for period ended April 30, 2018
Mine production of gold in doré	ounces	13,652	11,884
Mine production of silver in doré	ounces	224,544	102,061

Total mine production – equivalent ounces	ounces	16,392	13,189
Silver to gold equivalency ratio		81.9	78.20
Mine gold grade	grams/tonne	1.63	1.62
Mine silver grade	grams/tonne	39.6	21.3
Mine gold recovery	percent	86.2%	84.5%
Mine silver recovery	percent	58.4%	55.2%
Milled	tonnes	301,911	269,611
Mine development, preparation and exploration	Meters	8,977	9,089
Mine operating cash cost per tonne milled	US dollars/tonne	58	61
Mine operating cash cost per equivalent ounce	US dollars/ounces	1,061	1,237
Number of employees and contractors at minesite		339	314

Location

The San Martin mine is located 47 kilometres, in a straight line, northeast of ~~the~~ Queretaro City, Queretaro State, on local road No.100 and about 250 kilometres NW of Mexico City, near the towns of Tequisquiapan and Ezequiel Montes. The San Martin underground mine has been in operation since 1993.

The San Martin Mine complex consists of 8 mining claims that cover 12,991.7805 hectares.

.

The following table summarizes the mining concessions comprising the San Martin Mine property.

No. on Map	Concession Name	Exp.	Title	Term of Concession		Hectares	2018 Annual Taxes (Pesos)
				From	To		1st Sem	2nd Sem
1	San Martin 2	321.1/6-72	191134	29/04/1991	28/04/2041	190.7972	$30,157	$30,157
2	San Martin	321.1/6-71	191423	19/12/1991	18/12/2041	132.0818	$20,856	$20,856
3	La Trinidad	6/1.3/276	204824	13/05/1997	13/05/2047	2,610.7224	$412,193	$412,193
4	San Martin Fracc. A.	6/1.3/00409	215262	14/02/2002	13/02/2052	37.1099	$5,861	$5,861
5	San Martin Fracc. B.	6/1.3/00411	215263	14/02/2002	13/02/2052	22.8901	$3,616	$3,616
6	San Martin Fracc. C	6/1.3/00412	215264	14/02/2002	13/02/2052	3,182.5646	$502,470	$502,470
7	San Martin 3	6/1.3/00410	215301	14/02/2002	13/02/2052	60.0000	$9,473	$9,473
8	San Martín Cuatro	065/15357	221844	02/04/2004	01/04/2054	6,755.6145	$1,066,606	$1,066,606

Total						12,991.7805	$2,051,232	$2,051,232

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

Compañía Minera Peña de Bernal S.A. de C.V., a wholly owned Starcore subsidiary, holds eight mining concessions covering 12,991.7805 ha at the San Martin Mine in the State of Querétaro. Right payments are done twice a year, every semester. The San Martin Project presently consists of two underground mines, San José and San Martin. The San Martin mine is approximately 800 m NNE of the San José mine. Minas Luismin, SA de CV commenced mining late in 1993 on the San José deposit with an open pit operation that was later abandoned and mining continued underground methods over the San José and the San Martin oreshoots.

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

Mining began in 1993 at 300 tpd, and in early 1994, production began from open pit operations on the San José deposit. The table below illustrates production for the period 1993 to April 30, 2019.

Starcore International Mines LTD

Compañía Minera Peña de Bernal, SA de CV

San Martin Mine Project

Historical Production 1993-April 30 2019

Year	Tonnes	Grade		Production
		Au (g/t)	Ag (g/t)	Oz Au	Oz Ag	Oz Au Eq.
1993	28,267	2.53	60	1,387	24,463	1,707
1994	134,118	3.19	35	13,179	81,605	14,298
1995	146,774	3.40	38	16,172	180,459	17,068
1996	187,691	3.40	44	19,553	155,160	21,620
1997	219,827	3.27	43	22,016	174,013	24,570
1998	224,279	3.45	50	23,680	210,680	27,539
1999	242,295	3.46	46	25,852	194,110	29,624
2000	284,490	3.61	54	31,209	245,310	35,571
2001	287,520	3.76	65	32,773	330,217	38,068
2002	268,451	4.26	71	35,634	370,406	41,124
2003	276,481	4.29	82	36,438	464,947	42,692
2004	272,734	4.47	83	36,935	458,681	44,377
2005	282,392	3.92	65	32,814	349,071	38,543
2006	278,914	2.82	52	22,004	235,806	26,529
2007	252,400	3.34	49	25,232	224,714	29,606
2008	266,600	2.50	33	18,733	159,877	21,367
2009	272,856	2.43	33	19,171	167,827	21,696
2010	275,290	2.03	30	15,492	163,489	18,156
2011	296,845	2.14	39	17,694	267,237	23,736
2012	309,796	2.09	25	16,197	160,678	19,213
2013	306,941	2.66	24	22,247	129,861	24,425
2014	311,210	2.35	22	20,062	112,010	21,755
2015	309,565	2.09	20	17,903	104,767	19,319
2016	286,278	1.94	16	14,606	68,463	15,547
2017	259,709	1.69	13	11,563	54,287	12,246
April 30, 2018	269,611	1.62	21	11,884	102,061	13,189
April 30, 2019	314,347	1.62	39	13,651	224,544	16,393

TOTALS	6,865,681	2.86	42	574,081	5,414,544	659,978

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

The effective date of the resource estimate is April 30, 2018. Mr. Enriquez is independent of Starcore by the definitions and criteria set forth in NI 43-101; there is no affiliation between Mr. Enriquez and Starcore except that of independent consultant/client relationships.

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

In the years prior to mining by CMPB reserve and resource estimates were based on the assumptions and subject to rules defined by Luismin many years ago. In recent years, with the involvement of various professionals, it was recognized that mining methodology was changing due to factors such as:

☐	a greater percentage of production coming from narrow to wide steeply dipping vein structures.

☐	Sub-horizontal Mantos mineralized structures that were somewhat narrower than historical Mantos.

☐	Reopening and scavenging of the footwall mineralization in old stopes where lower grade mineralization was not mined during times of lower gold prices.

Based on the above mining changes and incorporating mining experience over the last 7 years some of the original Luismin assumptions have been modified to improve tonnage and grade estimation for reserves. The assumptions used in this estimate are:

☐	A gold price of $1300 per ounce.

☐	A silver price of $16.00 per ounce.

☐	First quarter 2018 operating costs of US$69.41 per metric dry tonne.

☐	Average metallurgical recoveries of 88% for gold and 55% for silver.

☐	Using the above price and cost assumptions the resultant calculated cutoff grade is approximately 1.66 g/t Au equivalent.

☐	Specific gravity of 2.6 g/cm3 has been applied to all calculated mineralized volumes.

☐	Mining dilution is applied to in situ mineralized zones, and recovery factors are applied to these diluted blocks using the following factors:

☐	Mining dilution of 20% of zero grade in horizontal mineralized zones (Mantos) mined by room and pillar.

☐	Mining dilution of 20% of zero grade in steeply dipping mineralized zones mined by cut and fill. This dilution factor is modified by first applying a minimum 2-meter mining width to narrow zones.

☐	Remnant pillars left in room and pillar stopes are typically 20% of the total tonnage, i.e. 80% extraction. This recovery factor has been applied to sub-horizontal mineralized zones.

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

Mineral Resources Inferred and Indicated, San Martín Mine

Compañía Minera Peña de Bernal, SA de CV Mineral Resource Estimate

(as of April 30, 2018)

Mine	Tonnes	Grade		Total Contained oz
		(Au g/t)	(Ag g/t)	(oz Au)	(oz Ag)	(oz Au Eq)
San Jose II
Inferred	178,871	1.73	10	9,935	57,578	9,579
San Martin
Inferred	454,288	1.82	11	26,563	153,528	25,607
Inferred	410,400	1.76	16	23,289	206,350	23,245
Retaques SM
Inferred	20,209	1.80	13	1,170	8,447	1,146
Cuerpo 28
Inferred	182,684	2.44	88	20,666	513,925	26,991
4-700
Inferred	92,918	1.77	36	5,295	108,115	5,963
Total Inferred	1,339,370	1.87	24	86,917	1,047,943	99,814
San Martín
Indicated	156,442	2.56	27	12,883	136,711	13,109
Total Indicated	156,442	2.56	27	12,883	136,711	13,109

☐	Resources are valid as of April 30, 2018 defined by end of month April 2018 topography.

☐	Measured, Indicated and Inferred resource cut-off grades were 1.66 g/t gold equivalent at San Martín.

☐

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

☐	Metallurgical recoveries were 88% gold and 55% silver.

☐	Gold equivalents are based on a 1:81 gold: silver ratio. Au Eq= gAu/t + (gAg/t ÷ 81)

☐	Price assumptions are $1300 per ounce for gold and $16.00 per ounce for silver for resource cutoff calculations.

☐	Mineral resources are estimated exclusive of and in addition to mineral reserves.

☐	Resources are constrained by a conceptual underground mining using parameters summarized in section.

☐	Resources were estimated by Starcore and reviewed by Erme Enriquez CPG.

☐	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Total Proven and Probable Mineral Reserves at the San Martin mine as of April 30, 2018 estimated by Starcore and reviewed by Erme Enriquez are 1,651,318 tonnes at a grade of 2.11 g Au/t and 33 g Ag/t.

Mineral Reserve Estimate Proven and Probable, San Martin Mine

Compañía Minera Peña de Bernal, SA de CV

Mineral Reserve San Martin Mine

(as of April 30, 2019)

Category	Tonnes	Grade		Total Contained oz
		(g Au/t)	(g Ag/t)	(oz Au)	(oz Ag)	(oz Au Eq)
Proven	117,302	2.57	60	9,692	226,281	12,477
Probable	1,219,669	1.96	24	76,858	941,118	88,441
Total Proven and Probable	1,336,971	2.11	33	86,550	1,167,398	100,918

☐	Reserve cut-off grades are based on a 1.66 g/t gold equivalent.

☐	Metallurgical Recoveries were 88% gold and 55% silver.

☐	Mining Recoveries of 90% were applied.

☐	Minimum mining widths were 1.5 meters.

☐	Dilution factors is 20%. Dilution factors are calculated based on internal stope dilution calculations.

☐	Gold equivalents are based on a 1:81 gold:silver ratio. Au Eq= gAu/t + (gAg/t ÷ 81)

☐	Price assumptions are $1300 per ounce for gold and $16 per ounce for silver.

☐	Mineral resources are estimated exclusive of and in addition to mineral reserves.

☐	Resources were estimated by Starcore and reviewed by Erme Enriquez CPG.

☐	Dilution factor is 20%. Dilution factors are calculated based on historical internal stope dilution calculations.

☐	Reserves are exclusive of the indicated and measured resources.

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

Exploration

This section has been prepared by Salvador Garcia, P. Eng., COO of the Company, and a qualified person for the purposes of NI 43-101.

For the year ended April 30, 2019, the San Martin plant achieved 84.9% recovery of gold and 51.7% for silver from the 229,569 tonnes milled during the fiscal year (nine months). Head grades averaged 1.96 g/t gold and 18.4 g/t silver resulting in 13,215 equivalent gold ounces of production during the fiscal year. Equivalent gold ounce calculation is based on the actual daily average gold:silver ratio of 76.22 during the fiscal year (nine months). No surface exploration program was contracted during the nine-month period ended April 30, 2017; all exploration efforts were focussed within the mine.

Between May 1, 2018 and April 30, 2019 a total of 7,163.95 meters were drilled using the two company owned diamond drills.

Highlights of exploration during the year included the development of the 2-062 stope in area 28 which produced roughly 35,000 tonnes of ore grading 2.5 grams per tonne gold. In addition the 3-069 stope was found in area 28 stope in area 28 which produced roughly 35,000 tonnes of ore grading 1.8 grams per tonne gold. Drilling has also succeeded in tracing mineralization down dip in the San Martin structure to level 11.

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

El Creston Project, Sonora, Mexico
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
219813	Meztli	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	89	16/04/2003 15/04//2053	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	4,529 hectares 100% Owned acquired through purchase from local landowners and Ejido. 573 hectares leased for 30 years with exclusive option to purchase	Ejido and local landowners

220332	Meztli 1	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	8	16/07/2003 15/07/2053	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

222321	Lorenia	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	138	25/06/2004 24/06/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

222700	Alma	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	359	13/08/2004 12/08/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

223111	Letty	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	391.509	15/10/2004 14/10/2054/	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

225638	Meztli 2	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	1455.98	30/09/2005 29/09/2055	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

El Creston Project, Sonora, Mexico
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
229984	Meztli 6	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	0.0032	04/07/2007 03/07/2057	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

230018	Meztli 4	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	8465.04	10/07/2007 09/07/2057	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

231151	Meztli 3	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	457.056	18/01/2008 17/01/2058	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

•	Sierra Rosario: Sinaloa.

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

Ajax Molybdenum Property, British Columbia, Canada
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership

501393	mq2	Tenajon Resources Corp./ 100%	NONE	Claim/ Mineral Exploration	402.28	12/01/2005 14/07/2021	No work required until 2021. No gov’t fees	None	Govern-ment

504775	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	255.99	25/01/2005 27/07/2021	No work required until 2021. No gov’t fees	None	Govern-ment

504776	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	292.7	25/01/2005 27/07/2021	No work required until 2021. No gov’t fees	None	Govern-ment

504782	mq-5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	146.22	25/01/2005 27/07/2021	No work required until 2021. No gov’t fees	None	Govern-ment

505618	mq5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	256.00	02/02/2005 04/07/2021	No work required until 2021. No gov’t fees	None	Govern-ment

511540		Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	365.67	22/04/2005 09/06/2021	No work required until 2021. No gov’t fees	None	Govern-ment

				Total	1718.86

•	Molybrook Project, Newfoundland.

Creston’s Molybrook molybdenum property located on the south coast of Newfoundland is centred 2.5 km from the outport of Grey River less than 4 kilometres from a deep water, ice free navigable fjord. During the year ended April 30, 2019, the Company decided to abandon the property and all costs associated with this property have been written off in the Consolidated Statements of Operations and Comprehensive Income.

•	American Consolidated Minerals Corp.

On November 20, 2014, the Company announced the approval of the proposed acquisition of American Consolidated Minerals Corp (“AJC”) pursuant to a plan of arrangement (the “Transaction”) by the AJC shareholders. The Transaction was completed on December 1, 2014 upon the satisfaction of all of the conditions set out in the arrangement agreement entered into by AJC and the Company on October 1, 2014, including approval by the Supreme Court of British Columbia.

•	Toiyabe Property, Nevada, USA

Pursuant to the acquisition of AJC, the Company acquired the right to a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest.

Consideration to be paid for the interest is USD$900,000 (payable over 5 years commencing October 19, 2018) and the Company must incur total exploration expenditures of USD$1,025,000 on the property (which expenses have been incurred) as agreed by MinQuest. Annual payments commencing October 19, 2018 are $60,000 (paid), $80,000, $100,000, $120,000, $140,000 and $400,000

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2 million per each 1% of the royalty.

During the period ending October 31, 2016, the Company completed Phase 1 drilling on the Toiyabe property, the results of which were reported in the prior year’s Annual Report filing.

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

The Company acquired the right to a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 73 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”) from MinQuest Inc. (“MinQuest”). During the period ending October 31, 2018, the Company decided to abandon the property and all costs associated with this property have been written off in the Consolidated Statements of Operations and Comprehensive Income.

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

The Plant was designed to offer processing for precious metals at 25 tons per day with the to expand to 50 tons per day if extra leaching tanks were installed.

Commercial production began on November 1, 2016. During the period ended October 31, 2018, management announced that it had determined that the capital requirements of the Altiplano facility for inventory and operations, despite improving cash flow to a small profit in the prior quarter, did not justify the continuation of these operations.

The operations were placed on a maintenance status in the quarter and remaining inventories were processed and sold accordingly. After assessing the best use of the assets of Altiplano, management decided to put up the facility for sale and is currently finalizing a purchase offer.

San Pedrito Property Sale

On March 21, 2017, the Company finalized the sale of its San Pedrito Property, a non-core asset located in Queretaro, Mexico for Mexican Pesos (“MXN$”) 192,784,331. The San Pedrito property was part of Starcore’s original acquisition in 2007, when the Company acquired the San Martin Mine from Goldcorp for US$26 million. The disposition of San Pedrito was recorded during the prior year ended April 30, 2017 and a gain of $7,128 was reported on the Statement of Operations and Comprehensive Income (Loss). At April 30, 2017, the Company had recorded an allowance for MXN$10.0 million for amounts that management deemed uncertain for collectability.

During the year ending April 30, 2018, the Company received MXN$ 12,500,000 and interest of MXN$ 1,270,833 on 5 ha of the remaining parcels to be received. During the current year ending April 30, 2019 the Company received MXN$ 15,000,000 and interest of MXN$ 2,300,000 on 6 ha of the remaining 14 ha of parcels to be paid. The Company does not anticipate receiving any additional funds from the sale of this property and therefore has made an allowance for the remaining receivable of $441 to the Statements of Operations and Comprehensive Income (Loss).

Item 5 Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal period ended April 30, 2019 should be read in conjunction with our financial statements and related notes included in this Annual Report. Our financial statements included in this Annual Report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Year Ended April 30, 2019, April 30, 2018 and April 30, 2017.

(in thousands of audited)

	Twelve-Month Year Ended April 30, 2019	Twelve-Month Year Ended April 30, 2018	Twelve-Month Year Ended April 30, 2017
Revenues
Mined ore	27,053	21,005	$24,642
Purchased concentrate	5,742	6,802	2,586

Total revenue	32,795	27,807	27,228
Cost of sales
Mined ore	(22,975)	(20,672)	(18,641)
Purchased concentrate	(5,891)	(7,150)	(2,151)
Depreciation and depletion	(3,893)	(4,913)	(5,610)

Total cost of sales	(32,759)	(32,735)	(26,402)
Earnings from mining operations	36	(4,928)	826
Financing income(costs)	(311)	(61)	(626)
Foreign exchange gain (loss)	(125)	193	1,283
Professional and consulting fees	(781)	(1,204)	(731)
Management fees and salaries	(1,405)	(1,514)	(1,642)
Office and administration	(1,250)	(1,908)	(1,368)
Property investigation costs	(54)	(433)	—
Shareholder relations	(246)	(198)	(291)
Regulatory and transfer agent fees	(112)	(166)	(218)

Loss before taxes	(4,248)	(10,219)	(2,767)
Allowance for receivables	(441)	—	—
Other Income: Sale of San Pedrito	—	—	7,128
Other Loss: Impairment of Mining Interest, Plant and Equipment	(4,804)	(6,713)	—
Other Loss: Loss on disposal of E&E Asset	(82)	(1,013)	—
Income tax recovery (provision)	(2,229)	5,945	2,861

Earnings for the year	(11,804)	(12,000)	7,222

Comparison April 30, 2019 to April 30, 2018

Overall, total revenue from mining operations milled ore increased by $4,988 for the year ended April 30, 2019. Mined ore increased by $6,048 when compared to the comparative year ended April 30, 2018, due mainly to higher metal production from higher ore grades and higher tonnage processed in the current year. Purchased concentrate revenue however decreased $1,060 due to the decreased operations experienced at the Altiplano concentrate processing plant as well as decreased carbon concentrate processed at the San Martin mine.

Sales of metals for mining operations for the twelve months ended April 30, 2019 approximated 13,852 ounces of gold and 229,982 ounces of silver sold at average prices in the period of US$1,280 and US$14.89 per ounce, respectively. This is an increase in sale ounces from the comparative period ended April 30, 2018 where sales of metal approximated 11,782 ounces of gold and 101,377.90 ounces of silver, sold at higher average prices of US$1,293 and US$16.76 per ounce, respectively.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $3,893 compared to $4,913 in the comparable year, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management.

For the year ending April 30, 2019, the Company produced a profit of $36 in from mine operations compared to loss of $4,928 for the year ended April 30, 2018. The profit resulted from an increase in the sale of metal ounces when compared to the prior year.

Costs per ounce for the year ended April 30, 2019 was US$1,061/EqOz, which is lower than the average operating cash cost of US$1,237/EqOz. during the comparable year ended April 30, 2018. Reported mined ore costs were at $22,975 compared to $20,672 in the previous year ended April 30, 2018 due to higher tonnes processed in the current year. Mined ore costs also increased in the current year due mainly to much higher development costs incurred to increase future ore reserves, coupled with increased input costs such as fuel, electricity, chemicals and labour.

The Company also processed purchased concentrate at the Altiplano plant in the twelve months ended April 30, 2019 for revenue of $5,742 and cost of purchasing concentrate of $5,891, for a net loss of $149. The net loss is due mainly to the fixed cost of the facility in light of the facility not achieving a break-even level of production from purchase and processing of concentrates and other materials. During the year ended April 30, 2019, management determined that the capital requirements of the Altiplano facility for inventory and operations, despite improving cash flow, did not justify the continuation of these operations until the Company had sufficient excess working capital to support the operations of Altiplano. The Plant suspended operations in the second quarter of the 2019 fiscal year.

Other Items

Changes in other items for the year ended April 30, 2019 from the year ended April 30, 2018 are as follows:

•

Financing costs during the year increased by $250 due to the Company incurring interest on debt of $325. These costs were offset by interest income earned from the sale of San Pedrito property in the current year;

•	Office and administration decreased by $658 due to lower corporate costs relating to general regulatory administration in the current year.

•	Management fees and salaries decreased by $109 primarily due to a decrease in directors and management fees;

•

Foreign exchange loss increased by $318 for the year ended April 30, 2019. The increase in the loss relates primarily to the fluctuations of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations;

•

Professional and consulting fees decreased by $423 to $781 primarily due to additional costs relating to the San Pedrito sale in the prior year. Professional fees relate primarily to charges in relations to legal, tax and audit fees;

•	Property investigation costs of $54 were incurred during the year compared to $433 in the prior year, to perform the necessary due diligence on new projects;

•

Loss on disposal of Exploration and Evaluation Asset of $82 due to the disposition of Lone Ranch in AJC. In the previous year $1,013 resulted directly due to the sale of the Sierra Rosario asset to a third party.

•	Deferred Income Tax (“DIT”) expense increased by $8,174 due to the Company previously recognizing non-capital loss carry forwards in future periods which were adjusted lower in the current year.

•

Impairment of Mining Interest, Plant and equipment $4,804 was incurred in the current year on the Altiplano facility which operations were suspended, as discussed above. In the prior year impairment on CIL Plant led to an adjustment of $1,713 after management determined that the plant is no longer useful in the operations. An additional $5,000 impairment was recorded on the San Martin mine after management determined that future cash flow projects were negatively impacted due to changes in variables such as the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates.

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

Sales of metals for mining operations for the twelve months ended April 30, 2018 approximated 11,782 ounces of gold and 101,377.90 ounces of silver sold at average prices in the period of US$1,293 and US$16.76 per ounce, respectively. This is a decrease in sale ounces from the comparative period ended April 30, 2017 where sales of metal approximated 14,791 ounces of gold and 80,421 ounces of silver, sold at lower average prices of US$1,264 and US$18.04 per ounce, respectively.

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

The Company also processed purchased concentrate at the Altiplano plant and at the San Martin plant in the twelve months ended April 30, 2018 for revenue of $6,802 and cost of purchasing concentrate of $7,150, for a net loss of $348. The net loss is due mainly to the fixed cost of the facility in light of the facility not achieving a break-even level of production from purchase and processing of concentrates and other materials.

Other Items

Changes in other items for the twelve months year ended April 30, 2018, resulted in the following significant changes from the twelve months year ended April 30, 2017:

•

Financing costs during the year decreased by $565 due to the Company not incurring interest on debt which was repaid in the prior year ended April 30, 2017 further offset by the interest income earned from the sale of San Pedrito property;

•	Office and administration increased by $540 due higher corporate costs relating to general regulatory administration in the current year.

•	Management fees and salaries decreased by $128 primarily due to the resignation of the prior COO and the period of time the Company acted before replacing the COO position;

•

Foreign exchange gain decreased by $1,090 for the year ended April 30, 2018. The decrease relates primarily to the fluctuations of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations;

•

Professional and consulting fees increased by $473 to $1,204 primarily due to additional costs relating to the San Pedrito sale. Professional fees relate primarily to charges in relation to legal, tax and audit fees;

•	Property investigation costs of $433 were incurred during the year to perform the necessary due diligence on new projects, including primarily the Santa Fe Project.

•	Loss on disposal of Exploration and Evaluation Asset of $1,013 resulted directly due to the sale of the Sierra Rosario asset to a third party.

•

Deferred Income Tax (“DIT”) Recovery increased by $3,084 due to the Company recognizing its ability to use additional, previously unrecognized, non-capital loss carry forwards in the current and future periods and to the reversal of DIT liability related to the impairment of assets.

•

Impairment on CIL Plant led to an adjustment of $1,713 after management determined that the plant is no longer useful in the operations. While this plant has a value as a functioning carbon leach plant and has operated to process third party carbon concentrates, the Company cannot guarantee its usefulness in the future or the ability to attract third party carbon concentrates for processing. An additional $5,000 impairment was recorded on the San Martin mine after management determined that future cash flow projects were negatively impacted due to changes in variables such as the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. The key assumptions used for assessing the recoverable amount are gold price of USD $1,300/oz and a discount rate of 9%.

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

Other Items

Changes in other items for the year ended April 30, 2017, resulted in the following significant changes from the twelve month period ended April 30, 2016:

•	Financing costs during the period increased by $27 due to the debt extension charges of $45 which were incurred during the year.;

•	Office and administration decreased by $210 due to higher corporate costs relating to acquisition of its subsidiaries, general regulatory administration and office related costs in the prior year.

•	Management fees and salaries increased by $358 primarily due to the costs related to share based compensation that were granted during the year;

•

Foreign exchange increased by $734 for the period ended April 30, 2017. The increase relates primarily due to the weakening of the Mexican peso and Canadian dollar and strengthening of the US dollar, the functional currency of the mining operations in the prior comparable period;

•	Professional and consulting fees decreased by $690 to $731 due to higher fees charged in relation to legal, tax and audit fees in the prior comparative period;

•	Regulatory and transfer agent fees decreased by $84 due to costs relating to registration on the United States markets that were incurred in the prior year;

•	Deferred Income Tax Recovery increased by $84 due to the Company recognizing its ability to use its non-capital loss carry forwards in the current and future years.

•	Sale of San Pedrito during the year resulted in a gain of $7,128. This is a transaction that was not in the normal course of business.

B. Liquidity and Capital Resources

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at April 30, 2019, the Company was holding cash of $2,549,000 (2018 - $2,321,000).

Obligations due within twelve months of the year ended,	2019	2020	2021 and beyond
Trade and other payables	3,399	—	—
Current portion of loan payable	1,507	—	—
Non- current portion of loan payable	—	3,081
Reclamation and closure obligations	—	—	1,254

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

1.

On June 18, 2018, the Company completed a private placement of secured bonds in the aggregate principal amount of $3,000 (the “Bonds”) less structuring and finder’s fees of $60 cash and $171 attributed to finders warrants, totaling $231 (the “Discount”). The Bonds bear interest at 8% per annum, payable on maturity, and mature on June 18, 2020. The Bonds are secured by a charge over the Company’s and its subsidiaries assets.

2.

During the year ended April 30, 2018 the Company secured an additional $1,283 (USD1,000) loan with a lender. The full principal plus accrued interest on the loan shall be repayable to the lender on October 25, 2019 and is secured against certain assets of the Company and bears interest at 8% per annum, compounded annually, with interest payable on October 25, 2019. Interest not paid when due shall be added to principal amount and shall bear interest from such due date at 8% interest.

3.

The Company has no contractual commitments for capital expenditures and has disclosed all material commitments under Section F (“Tabular disclosure of contractual obligations”). The Company does have budgeted capital expenditures to be incurred in the normal operation of the San Martin Mine, the Altiplano facility and for exploration of properties, which are expected to approximate $2.4 million in fiscal 2020.

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

F. Tabular Disclosure of Contractual Obligations

Obligations due within twelve months of the year ended,	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of Canadian dollars)
Trade and other payables	3,399	3,399	—	—	—
Loan payable – current portion	1,507	—	1,507	—	—
Rehabilitation and closure cost provision	1,254	—	—	—	1,254
Loan payable – non current portion	3,081	—	3,081	—	—
Executive employment agreement obligation	1,950	750	1,200	—	—
Explorations and evaluation asset	1,107	105	290	712	—
Land lease obligation	132	132	—	—	—
Office lease obligation	144	144	—	—	—

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

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, age, business experience and functions and areas of experience in our Company of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Robert Eadie Chief Executive Officer and Director Age: 54	As our Chief Executive Officer, Mr. Eadie is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Eadie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Eadie was one of the founders of our Company.

Gary Arca Chief Financial Officer and Director Age: 59	As Chief Financial Officer, Mr. Arca is responsible for the management and supervision of all of the financial aspects of our business; as a director, Mr. Arca participates in management oversight and as Chairman of the Corporate Governance committee, helps to design our corporate governance policies and standards and ensures compliance therewith.

Name Office Held Age	Area of Experience and Functions in Our Company

Salvador Garcia Chief Operations Officer and Director Age: 63	As our Chief Operating Officer, Mr. Garcia is responsible for our exploration, development and mining operations and for management of our Mexican operations; as a director, Mr. Garcia participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Cory Kent Director and Corporate Secretary Age: 50	As Corporate Secretary, Mr. Kent is responsible for ensuring that the board of directors has the proper advice and resources to fulfill their duties to shareholders. Mr. Kent’s duties include compliance with statutory and regulatory requirements. Mr. Kent is a member of the Compensation Committee.

Jordan Estra Director Age: 72	As an independent director, Mr. Estra provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Estra is a member of the Audit Committee and the Corporate Governance Committee.

Ken Sumanik Director Age: 82	As an independent director, Mr. Sumanik provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Sumanik is a member of the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

Federico Villaseñor Director Age: 67	As an independent director, Mr. Villaseñor provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Villaseñor is a member of the Audit Committee and Chairman of the Compensation Committee.

Tanya Lutzke Director Age: 50	As an independent director, Ms. Lutzke provides oversight for management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Ms. Lutzke’s membership in the Board of Directors also confirms management’s compliance with gender diversity in its Board.

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

Mr. Arca is Chair of the Corporate Governance Committee.

Salvador Garcia – COO & Director

Mr. Garcia has been a Director of the Company since October 2017. With over 39 years of progressive experience in the mining industry in Mexico, Mr. Garcia joined Starcore International Mines in August 2017 as COO. His extensive experience encompasses mine development and production including open pit and underground operations.

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

Mr. García holds a B.Sc. degree in Mining Engineering from the Guanajuato University School of Mines in Mexico. In addition, Mr. García is the President of the Mining Cluster of Sonora State, member of the CAMIMEX (Mexican Mining Chamber) Advisor Board, Member of the Mining Cluster of Zacatecas State, Member of the Mining Advisor Board of San Luis Potosi State.

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

Messrs. Robert Eadie and Gary Arca (who are, respectively, the Chief Executive Officer and Chief Financial Officer of our Company, in addition to serving on our Board of Directors) are also executive officers and directors of iMining Blockchain and Cryptocurrency Inc.; a junior company listed on the TSX Venture Exchange and Bond Resources Inc. listed on the Canadian securities Exchange. Ken Sumanik, a member of our Board of Directors, also serves as director of Bond Resources Inc. Mrs. Tanya Lutzke, a member of our Board of Directors, also serves as director of iMining Blockchain and Cryptocurrency Inc. Mr. Cory Kent, our Corporate Secretary and a member of our Board of Directors, is a director of Nevada Sunrise Gold Corp., a junior company listed on the TSX Venture Exchange with mineral exploration properties in Nevada.

Mr. Federico Villaseñor, a member of our Board of Directors, is also a director of Santacruz Silver Mining, Ltd., a company listed on the TSX Venture Exchange whose operations include the Rosario silver mine near the town of Charcas, in the state of San Luis Potosi, Mexico.

Mr. Jordan Estra, a member of our Board of Directors, is also a director of each of Searchlight Minerals Corp. and Meadow Bay Gold Corporation. Searchlight Minerals Corp. is a junior mineral exploration company quoted on the OTCQB with a slag reprocessing project in Arizona, and Meadow Bay Gold Corporation is a junior company listed on the Toronto Stock Exchange that is focused on exploration activities at the Atlanta Gold Mine Project site in the State of Nevada.

B. Compensation

Executive Compensation

The following table contains information about the compensation paid for services in all capacities to us, including compensation paid to or earned by (a) our Chief Executive Officer (or an individual who acted in a similar capacity); (b) our Chief Financial Officer (or an individual who acted in a similar capacity); (c) each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers as at April 30, 2019 and whose total salary and bonus exceeds $150,000 during the period ended April 30, 2019; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of our Company as of April 30, 2019.

Summary Compensation Table

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year ended April 30, 2019 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year ended April 30, 2019	Salary(1) ($)		Share- based awards(4) ($)	Option- based awards ($)	Non-equity incentive plan compensation(2) ($)		Pension value ($)	All other compen- sation(3) ($)	Total compen- sation ($)
						Annual incentive plans	Long-term incentive plans
Robert Eadie Executive Chairman, CEO & President	2019		360,000	15,200	—	—	—	—	12,000		387,200
Gary Arca CFO	2019		240,000	8,500	—	—	—	—	12,000		260,500
Salvador Garcia COO	2019	US$	315,000	15,300	—	—	—	—	Nil	US$	315,000 15,300

(1)

Includes the dollar value of cash and non-cash base salary earned during a financial year covered. Pursuant to their executive employment agreements amended effective as of August 2015, Messrs. Eadie and Arca are entitled to be paid annual salaries of $360,000 and $240,000, respectively, and subsequently amended effective May 1, 2019.    For additional details please refer to the discussion below under the heading, “Directors, Senior Management and Employees – Board Practices – Executive Employment Agreements”.

(2)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended April 30, 2019.
(3)	All other compensation includes $12,000 paid to each of Mr. Eadie and Mr. Arca as directors’ fees for 2019.
(4)

Share based awards are based on RSU/DSU options vested which are calculated at the volume weighted average (“VWAP”) of the trading price per common share on the Toronto Stock Exchange (“TSX”) for the last ten (10) trading days ending on that date.

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

Option and Stock Appreciation Rights (SARs)

The Company currently has no outstanding stock options.    The Company does not currently have an active plan as shareholders rejected the Company’s share option plan dated for reference January 17, 2011 (the “Plan”) at its annual general meeting in January 2014.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year ended April 30, 2019 and subsequent thereto, no stock options were granted. See “Options and Stock Appreciation Rights.”

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

There were no outstanding stock options as at April 30, 2019. Any unexercised options expired on January 15, 2019 and no values can be attributed as there were no unexecised in the money options as at that date.

Option and SAR Repricings

There were no repricings of stock options under the stock option plan or otherwise during our completed financial year ended April 30, 2018. All outstanding options expired on January 15, 2019.

Defined Benefit or Actuarial Plan

We do not have a defined benefit or actuarial plan.

Compensation of Directors

The compensation provided to the directors, excluding the three officers named in the foregoing, for the Company’s most recently completed financial year of April 30, 2019, is as follows:

Name(1)	Fees earned(1) ($)	Share- based Awards(2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation(3) ($)	Total ($)
Cory Kent	12,000	4,200	—	—	—	11,563	27,763
Ken Sumanik	15,000	3,400	—	—	—	—	18,400
Jordan Estra	—	3,400	—	—	—	—	3,400
Federico Villaseñor	15,500	3,400	—	—	—	—	18,900
Tanya Lutzke	15,000	2,600	—	—	—	—	17,600

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)

Includes share based awards granted during the year that vested during the year. Share based awards are based on RSU/DSU options vested and paid calculated at and the volume weighted average (“VWAP”) of the trading price per common share on the Toronto Stock Exchange (“TSX”) for the last ten (10) trading days ending on that date.

(3)

Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, wherein the director received compensation for services rendered. The Company paid in legal fees to a law firm of which Cory Kent is a partner.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at April 30, 2019, for each director, excluding a director who is already set out in disclosure for a Named Executive Officer for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Cory Kent	Nil	n/a	n/a	Nil	41,667	3,125
Ken Sumanik	Nil	n/a	n/a	Nil	36,667	2,750
Jordan Estra	Nil	n/a	n/a	Nil	36,667	2,750
Federico Villaseñor	Nil	n/a	n/a	n/a	36,667	2,750
Tanya Lutzke	Nil	n/a	n/a	n/a	30,000	2,250

(1)	The market price of the Company’s common shares as reported on the TSX on April 30, 2019 was $0.075 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended April 30, 2019, for each director who was not a Named Executive Officer

Name	Option-based awards –Value vested during the year ($)	Share-based awards –Value vested during the year ($)	Non-equity incentive plan compensation –Value earned during the year ($)
Cory Kent	Nil	4,200	Nil
Ken Sumanik	Nil	3,400	Nil
Jordan Estra	Nil	3,400	Nil
Federico Villaseñor	Nil	3,400	Nil
Tanya Lutzke	Nil	2,600	Nil

C. Board Practices

Each director of our Company is elected annually and holds office until the next annual general meeting of the shareholders unless that person ceases to be a director before then. Our last annual general meeting of the shareholders was held on October 24, 2018.

Name and Position with the Company	Director/Officer Since
Robert Eadie Executive Chairman, Chief Executive Officer and Director	October 24, 2003

Salvador Garcia Chief Operating Officer and Director	October 24, 2017

Gary Arca Chief Financial Officer and Director	January 25, 2006

Cory Kent, Corporate Secretary and Director	January 25, 2006

Name and Position with the Company	Director/Officer Since
Ken Sumanik Director	November 19, 1993

Federico Villaseñor Director	February 1, 2007

Jordan Estra Director	March 26, 2010

Tanya Lutzke Director	October 28, 2016

2. Executive Employment Agreements

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, Robert Eadie is paid a base salary of $360,000 per annum, for acting as Chief Executive Officer of the Company. The agreement is for a term of five years to July 31, 2020 and may be terminated upon notice in writing and payment of 24 months salary. In addition, the agreement provides that, for a period of 30 days after a “change of control”, Mr. Eadie may, by notice in writing to the Company, deem the agreement to be terminated, in which case Mr. Eadie will receive a lump sum payment of $720,000. A change of control (a “Change of Control”) is deemed to occur when (i) there is a sale of all or substantially all of the assets of the Company, (ii) there is a merger of the Company whereby shareholders of the Company hold less than 50% of the shares in the surviving entity, (iii) there is a change in ownership of voting securities of the Company sufficient to permit any person to elect or appoint a majority of the Board of Directors, (iv) any person or persons acting jointly or in concert acquire greater than 50% of the outstanding voting securities of the Company, or (v) there is a change in the composition of the Board of Directors of the Company as a result of a proposal by a shareholder group not supported by management resulting in current members of the Board of Directors representing less than 51% of the members of the Board of Directors. In addition to his base salary, Mr. Eadie received fees for his services as a director in the amount of $12,000 for the year ended April 30, 2019.

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, Gary Arca is paid a base salary of $240,000 per annum, for acting as Chief Financial Officer of the Company. The agreement is for a term of five years to July 31, 2020 and may be terminated upon notice in writing and payment of 24 months salary. In addition, the agreement provides that, for a period of 30 days after a Change of Control, Mr. Arca may, by notice in writing to the Company, deem the agreement to be terminated, in which case Mr. Arca will receive a lump sum payment of $480,000. In addition to his base salary, Mr. Arca received fees for his services as a director in the amount of $12,000 for the year ended April 30, 2019.

Pursuant to an executive employment agreement with effect as at August 21, 2017, Salvador Garcia was paid a base fee of US$315,000 for acting as Chief Operating Officer of the Company.

Effective May 1, 2019, Starcore management agreed to take a 25% reduction in salary. The agreement to reduce the current contracts with Robert Eadie, CEO and Gary Arca, CFO, has been amended to provide for the 25% reduction and to increase the term of their contracts to April 30, 2022 from July 31, 2020. The reductions to the CEO, CFO and Salvador Garcia, COO, will result in annual savings to the Company of approximately $250,000.

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

As at April 30, 2019, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total
Altiplano	—	—	—	—
San Martin Mine	74	170	95	339
Vancouver Office	6	—	3	9

Total	80	170	98	348

In comparison, we had the following employees and contractors as at April 30, 2018:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total
Altiplano	26	—	7	33
San Martin Mine	74	170	95	339
Vancouver Office	7	—	2	9

Total	107	170	104	381

In comparison, we had the following employees and contractors as at April 30, 2017:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total
Altiplano	19	0	0	19
San Martin Mine	61	168	85	314
Vancouver Office	11	0	3	14

Total	91	168	88	347

E. Share Ownership

There were 49,646,851 common shares issued and outstanding as of April 30th, 2019. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following common shares as of April 30, 2019:

Name	Number of Common Shares Beneficially Owned	Percentage
Robert Eadie	3,482,117	7.01%
Gary Arca	537,499	1.08%
Salvador Garcia	500,000	1.00%
Cory Kent	77,625	0.15%

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

For information concerning options held by our officers and directors, please see “Compensation”.

Stock Option Plan

The Company does not currently have any equity compensation arrangements in place under which directors, officers or employees can be granted an equity interest in the Company. The Company previously had an incentive stock option plan in place (the “Plan”) pursuant to which the Board had the ability to grant options to purchase common shares (“Options”) to directors, officers, employees and consultants to the Company. The Plan was subject to shareholder approval, which was not received at the Company’s January 28, 2014 annual general meeting. Options granted under the Plan prior to January 28, 2014 have expired. As at the April 30, 2019, no Options to purchase common shares remain outstanding under the Plan.

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

Restricted Share Units

The purpose of the RSUs is to reward directors, officers, employees or consultants for their individual performance and to provide an alternative incentive mechanism to the Company’s Stock Option Plan which expired on January 15, 2019. The goal of such grants is to more closely align awards to individual performance and established performance criteria.

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

Deferred Share Units

DSU Awards will vest as to 33-1/3% on each anniversary date of the grant over a period of 3 years. No cash settlements will be given to the Eligible Person until he/she ceases to be an Eligible Person, whether such status changes as a result of the termination of service of the Eligible Person by the Company, retirement or resignation of the Eligible Person, removal from the Board of Directors, or otherwise, but in any event no later than three months following the Separation Date (being the date that the DSU recipient ceases to be an Eligible Person), or in the case of the death of the holder of the DSU Award, within two months of the death of the holder. All vested DSUs will be settled through a cash payment equal to the fair market value of the common shares (“FMV”) underlying the DSUs, the determination of such FMV to be done on the Separation Date in accordance with the provisions of Regulation 6801(d) of the Income Tax Act.

Treatment of dividends for DSUs will be the same as the treatment of dividends for RSUs.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of April 30, 2019, the persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name of Shareholder	No. of Common Shares Beneficially Owned		Percentage of Outstanding Common Shares	Percentage of Fully Diluted Common Shares(1)
2176423 Ontario Ltd. (a private company controlled by Eric S. Sprott) Toronto, Ontario	7,681,693	(2)	15.47%	15.10%
Italpreziosi S P A	3,787,135		7.62%	7.44%
Robert Eadie	3,482,117		7.01%	6.58%

(1)

Based on 49,646,851 common shares issued and outstanding as at April 30, 2019 and 3,250,000 being the number of shares issuable upon the exercise of issued and outstanding warrants which are exercisable, for a total of 52,896,851 fully diluted common shares.

(2)

The information is as at April 30, 2019, as derived from SEDI, the electronic filing system for Insider Reporting. The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at June 30, 2019, the registrar and transfer agent for our Company reported that there were 49,646,851 common shares of our Company issued and outstanding. Of these, 44,032,794 were registered to Canadian residents 246 shareholders), 1,302,907 were registered to residents of the United States (92 shareholders) and 4,311,150 were registered to residents of other foreign countries (11 shareholders).

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

C. Interests of experts and counsel

Not Applicable

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

Item 18 of this Annual Report contains our financial statements as at and for the year ended April 30, 2019. Our financial statements are stated in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Export Sales

(All dollar figures are in ‘000s)

Export sales constituted 100 percent of our Company’s total sales volume during the fiscal years disclosed in the following table:

Year	Sales	Export Sales (%)
2019	$32,795	100%
2018	$27,807	100%
2017	$27,228	100%
2016	$20,326	100%
2015	$28,405	100%

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

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for non-capital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

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

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits (Deemed Dividend Election) but see (“Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

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

Our current independent public accountants provided audit and other services during the fiscal year ended April 30, 2018 and April 30, 2019:

	April 30, 2019	April 30, 2018
Audit Fees	85,000	111,384
Audit-Related Fees	30,000	20,000
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total Fees	105,000	131,384

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

Item 17 Financial Statements

Not Applicable

Item 18 Financial Statements

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report as Exhibit F-1:

Audited financial statements of the Company for the year ended April 30, 2019, including consolidated statements of financial position, consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

The Company’s Financial Statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19 Exhibits

Exhibits Required by Form 20-F

Exhibit Number	Description

1.	Articles of Incorporation

1.1	Notice of Articles of Starcore International Mines Ltd. dated November 1, 2017.[2]

1.2	Amended Articles of Starcore International Mines Ltd dated October 24, 2017.[2]

1.3	Notice of Change of Directors dated November 1, 2017. [2]

4.	Material Contracts

4.1	Arrangement Agreement dated May 29, 2015 between the Company and Cortez Gold.[1]

8.	List of Subsidiaries

8.1	Subsidiaries of the Company.[1]

15.	Additional Exhibits

15.1	Consent of Erme Enriquez, CPG, BSc, MSc[2]

F-1	Financial Statements

Notes:

1. Incorporated by reference from the Company’s Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission on August 12, 2016.

2. Incorporated by reference from the Company’s Annual report on Form 20-F, as filed with the Securities exchange Commission on July 30, 2018.

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

Date: July 29th, 2019
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

Date: July 29th, 2019
Signature: /s/ Gary Arca
Title: Chief Financial Officer