Form 20-F
period 2020-04-30
STARCORE INTERNATIONAL MINES LTD.
filed 2020-07-28
CIK 1301713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

[]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[ ]	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from ___________ to ____________

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

49,646,851 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.[   ] YES   [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.[   ] YES   [   ] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer [   ]Accelerated filer [   ]Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
[   ] ITEM 17 [X] ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.[   ] YES   [X] NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).[   ] YES   [  X] NO

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [X]

TABLE OF CONTENTS

Page

CURRENCY AND MEASUREMENT1

RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS1

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES2

FOWARD-LOOKING STATEMENTS3

STATUS AS AN EMERGING GROWTH COMPANY4

PART I4

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES4

Item 1	Identity of Directors, Senior Management and Advisers4
Item 2	Offer Statistics and Expected Timetable4
Item 3	Key Information5
A.	Selected Financial Data5
B. Capitalization and Indebtedness	6

       C. Reasons for the Offer and Use of Proceeds ………………………………………………………….6

       D. Risk Factors…………………………………………………………………………………………..6

Item 4	Information on our Company16
A.	History and Development of our Company16
B.	Our Business Overview16
C.	Organizational Structure19
D.	Property, Plants and Equipment22
Item 5	Operating and Financial Review and Prospects33
A.	Operating Results33
B.	Liquidity and Capital Resources38
C.	Research and Development, Patents and Licenses, etc.39
D.	Trend Information39
E.	Off-Balance Sheet Arrangements40
F.	Tabular Disclosure of Contractual Obligations40
G.	Safe harbor.40
Item 6	Directors, Senior Management and Employees40
A.	Directors and Senior Management40
B.	Compensation43
C.	Board Practices46
D.	Employees48
E.	Share Ownership49
Item 7	Major Shareholders and Related Party Transactions51
A.	Major Shareholders51
B.	Related Party Transactions52
C.	Interests of experts and counsel52
Item 8	Financial Information52
A.	Consolidated Statements and Other Financial Information52
B.	Significant Changes53
Item 9	The Offer and Listing53
A.	Offer and Listing Details53
B.	Plan of Distribution53
C.	Markets53

D.	Selling shareholders53
E.	Dilution53
F.	Expenses of the issue53
Item 10	Additional Information53
A.	Share capital.53
Not applicable for annual reports	53
B.	Memorandum and articles of association.53

This information is included in the 20F Registration Statement filed on August 12, 2016 and has not changed, except for the amendment to the Articles of the Company providing for the Direct Registration System (“DRS”) of the Company’s securities.  DRS provides for electronic direct registration of securities in an investor’s name on the books of the Company’s transfer agent.  See Exhibit 1.253

C.	Material Contracts53
D.	Exchange Controls54
E.	Taxation54
F.	Dividends and Paying Agents61
G.	Statement by Experts61
H.	Documents on Display61
I.	Subsidiary Information61
Item 11	Quantitative and Qualitative Disclosures About Market Risk61
Item 12	Description of Securities Other than Equity Securities62
Item 13	Defaults, Dividend Arrearages and Delinquencies62
Item 14	Material Modifications to the rights of Security Holders and Use of Proceeds62
Item 15	Controls and Procedures62
Item 16	[RESERVED]62

PART II……………………………………………………………………………………………………………….64

Item 17	Financial Statements64
Item 18	Financial Statements64
Item 19	Exhibits64

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated.

Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

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

In May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months.  Our financial statements for the year ended April 30, 2020 have been reported on by Davidson & Company LLP, Chartered Professional Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre Vancouver, BC, Canada V7Y 1G6, a registered public accounting firm.

Item 1	Identity of Directors, Senior Management and Advisers

Not Applicable for Annual Reports

Item 2	Offer Statistics and Expected Timetable

Not Applicable for Annual Reports

Item 3	Key Information
A.	Selected Financial Data

The following tables summarize selected financial data for our Company for the year ended April 30, 2020 and the past four years before that.  As indicated elsewhere in this Annual Report, in May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months.  The information in the tables for the years ended April 30, 2020, April 30, 2019, April 30, 2018, April 30, 2017 and April 30, 2016 was extracted from the detailed audited financial statements and related notes included in this Annual Report and should be read in conjunction with those financial statements and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 33, below.

Selected Financial Data
(Stated in thousands of Canadian Dollars)

IFRS as issued by the IASB	At April 30, 2016	At April 30, 2017	At April 30, 2018	At April 30, 2019	At April 30, 2020

Total Revenues	20,326	27,228	27,807	32,795	24,820
Earnings from Mining Operations	1,519	826	(4,928)	36	1,984
Earnings for the Year	195	7,222	(17,945)	(11,804)	(3,629)
Basic and Diluted Earnings per Share	0.00	0.15	(0.24)	(0.24)	(0.07)
Total Assets	78,907	82,096	64,451	57,005	54,413
Total Liabilities	21,034	17,178	15,383	17,969	17,109
Net Assets	57,873	64,918	49,068	39,036	37,304
Share Capital	50,605	50,605	50,725	50,725	50,725
Common Stock	49,146,851	49,146,851	49,646,851	49,646,851	49,646,851
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

Disclosure of Exchange Rate History

On July 24, 2020 the noon rate of exchange as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of United States dollars into Canadian dollars was US$1.00 = $1.3421.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months:

Month Ended	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
June 30, 2020	1.36984	1.33887
May 31, 2020	1.42635	1.37522
April 30, 2020	1.42355	1.39140
March 31, 2020	1.45634	1.33392
February 28, 2020	1.34159	1.32206
January 31, 2020	1.32237	1.29665

The following table sets forth the average rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, during the year ended April 30, 2020 and during each of the preceding four financial years ended April 30, calculated by using the average of the exchange rates on the last day of each month during the period:

Year Ended	Average Exchange Rate U.S. Dollars into Canadian Dollars
April 30, 2020	1.3359
April 30, 2019	1.3179
April 30, 2018	1.2774
April 30, 2017	1.3179
April 30, 2016*	1.3331

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

During the year ended April 30, 2020, the cash flow generated from operating, investing and financing activities resulted in a net cash outflow of $988,000 (2019 –($591,000)) bringing the Company’s cash balance to $2,105,000 (2019 - $2,549,000) with a working capital of $46,000 (2019 -$2,606,000) and an accumulated income (deficit) of $29,502,000 (2019 -$25,873,000).  The ability of the Company to generate sufficient cash flows to continue operations is dependent upon many factors including, but not limited to, sufficient ore grade, ore production at the San Martin mine, control of mine production costs, administrative costs and tax costs and upon the market price of metals.  Cash flows may also be affected by the ability of the Company to reduce capital expenditures, including mine development.

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

As of April 30, 2020, we had cash of approximately $2,105,000 (2019 - $2,549,000) and working capital of approximately $46,000 (2019 - $2,606,000).  We intend to use our future cash flows to fund exploration and development work and for general corporate purposes. Capital expenditures and funds for exploration in financial year 2021 are expected to total approximately $3,000,000.   The primary expenditures are planned to be mine development and equipment purchases and replacement which are anticipated to be funded out of the mine’s cash flow.   We may have further capital requirements to the extent we decide to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to us. In addition, we may incur major unanticipated liabilities or expenses.  Failure to make required capital expenditures may impact our financial results.

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

We may require further loans in the future.

Although we repaid all outstanding debt in 2020 (US$1,000,000 due on April 25, 2020 and Cdn$3,000,000 due June 18, 2020).  See press release of June 10, 2020, we may need to arrange additional loans in the future which may require scheduled payments.  Our mining operations may not be able to generate sufficient cash to service such future indebtedness should we incur such debt, and we may be forced to take other actions to satisfy our obligations, which actions may not be successful.

Our ability to meet the repayment obligations on future indebtedness depends on our financial condition and operating performance, which is subject to, among other factors, prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control.  We may not be able to maintain a level of cash flow from our operating activities sufficient to permit us to pay the principal and the interest on our indebtedness.

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

The preparation of our Company’s consolidated financial statements requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. Our accounting policies and our critical accounting estimates and judgements are described in notes 3 and 4 respectively in our April 30, 2020 audited annual financial statements.

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

Mexico continues to undergo violent internal struggles between the government and organized crime with drug-cartel relations and other unlawful activities. The violence has increased since 2011 with the number of kidnappings throughout Mexico rising and continuing to be of particular concern.   Militarized crime has not diminished, with ongoing confrontations between Mexican security forces and drug cartels.  Shootouts, attacks and illegal roadblock may occur without warning.  The majority of crimes include homicides, kidnapping and extortion with the most dangerous regions centralized in specific regions of Mexico: Chihuahua, Colima, Coahuila, Durango, Guerrero, Michoacán, Morelos - the Lagunas de Zempoala National Park, Nayarit - the area within 20 km of the border with Sinaloa and Durango, City of Tepic, Nuevo León, Sinaloa, Sonora and Tamaulipas. Travel advisories continue to prohibit intercity travel at night in numerous areas due to kidnappings, car jackings and highway robberies.   Queretaro for the most part remains largely unaffected and no travel advisory or restrictions are currently in effect.   However small incidents still occur and although the Company is vigilant in taking additional measures to increase security and protect both personnel and property, there is no absolute guarantee that such measures will provide an adequate level of protection for the Company.  The occurrence of these various factors and uncertainties cannot be accurately predicted, and could have an adverse effect on the Company’s operations or future profitability.

COVID-19 Uncertainties

The precise impacts of the global emergence of Coronavirus disease (COVID-19) on the Company are currently unknown.  The Company intends to conduct business as normal with modifications to personnel travel and work locations.  In Mexico, there is uncertainty as to the continuing designation of mining operations as an essential service.   The Company is also evaluating whether exploration work can continue at San Martin.  Rules in all jurisdictions are changing rapidly and the Company will need to evaluate and evolve with measures as they are announced.  Government restrictions on the movement of people and goods may cause operations, exploration work and analysis being done by the Company and its contractors to slow or cease temporarily or even permanently.  Ceasing operations will have disastrous effects in all Company sectors, and may cause the Company to enact force majeure under one or more of its agreements.  Such disruptions in work may cause severe negative impacts on the Company’s cash flow, on staffing and personnel, on actual or self-imposed deadlines and other adverse consequences and fiscal losses.  In addition, the outbreak of COVID-19 has caused considerable disruption to the world economy and financial markets which could have a materially adverse impact on the ability of the Company to raise additional funding in the future and could negatively impact, among other factors, the Company’s share price.

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

At April 30, 2020, we employed or contracted the services of approximately 255 persons (348 in 2019), including staff at the minesite.  We compete with other mining companies in connection with the recruitment and retention of qualified employees. At the present time, a sufficient supply of qualified workers is available for our operations. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. There can be no assurance that we will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs could have a material adverse effect on our operating costs.

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

Risks Relating to our Securities

The prior registration of our common stock under section 12(g) of the Securities Exchange Act of 1934 was revoked pursuant to section 12(j) of that Act due to our failure to comply with our reporting obligations. We have re-registered under the Act and our registration statement became effective on October 11, 2016.   If, in the future, we fail to comply with the reporting requirements of the Exchange Act, the SEC could initiate proceedings to once again revoke our registration, and broker-dealers in the United States would thereafter be unable to effect transactions in our Company’s common shares.

Trading in our common shares on the Toronto Stock Exchange and the OTCQB is limited and sporadic, making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common shares are currently listed on the Toronto Stock Exchange under the symbol “SAM” and on the OTCQB under the symbol “SHVLF”.  The trading price of our common shares has been and may continue to be subject to wide fluctuations.  Trading prices of our common shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for base metal companies has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance.  If you invest in our common shares, you could lose some or all of your investment.

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

The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  Although the company meets the net tangible asset exception to the definition of a penny stock, many brokers nonetheless maintain that any stock under $5.00 and not trading on a national securities exchange are still considered penny stocks.  Therefore, our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.”  The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 (exclusive of the value of a principal residence; and either individually or jointly with the individual’s spouse) or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

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

Our common shares are listed on the Toronto Stock Exchange under the symbol “SAM”, on the OTCQB under the symbol “SHVLF” and on the Frankfurt Stock Exchange under the symbol “V4JA”.

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

Acquisition of Creston Moly

On February 19, 2015, Starcore completed the acquisition of all of the shares of Creston from Deloitte Restructuring Inc., in its capacity as trustee in bankruptcy of Mercator Minerals Ltd., at a purchase price of CDN$2 million.  Creston was formerly a wholly-owned subsidiary of Mercator Minerals Ltd., who acquired Creston in June 2011 in a cash-and-shares deal valuing Creston at approximately CDN$194 million.  Creston is a British Columbia company that owns, through its subsidiaries, a 100% interest in the following three molybdenum-copper mineral projects: (i) the El Creston Project located in Sonora, Mexico; (ii) the Ajax Project located in British Columbia, Canada; and (iii) the Molybrook Project located in Newfoundland, Canada.  See “Mineral Properties”.

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

Sierra Rosario: Sinaloa.

Located within the historically productive Sierra Madre Occident geological province in the northern Mexican state of Sinaloa, the Sierra Rosario property consists of two large mineral exploration concessions totalling 978.57 hectares.  In February 2018, the Company sold this property for US$100,000 and an additional 1% NSR.

Private Placement

On June 18, 2018, the Company announced that it had completed a private placement of secured bonds in the aggregate principal amount of CDN$3 million (the “Bonds”).  The Bonds bore interest at 8% per annum, payable on maturity, and matured on June 18, 2020.  The Bonds were secured by a charge over all of the Company’s and its subsidiaries’ assets.

Following conditional acceptance from the Toronto Stock Exchange, the Company issued 3,000,000 warrants to the bond holders, each warrant entitling the bond holders to acquire one share of Starcore at a price of $0.20, expiring on June 18, 2021.

The Bonds were sold pursuant to exemptions from the prospectus requirement of Canadian securities legislation and were subject to a statutory four month hold period which expired on October 19, 2018.  The Bonds were not and will not be listed on any market or exchange.  The Bonds have not been registered under the U.S. Securities Act of 1933, as amended, and were not offered or sold in the United States.

The proceeds from the sale of the Bonds were added to general working capital.

On June 10, 2020 the Company paid out the Bonds in the principal amount of Cdn$3 million, plus accrued interest of CAD$235,410, ahead of the Bonds’ June 18 , 2020, maturity date.

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

43-101 Filing

On December 2, 2019, the Company filed a technical report authored by Erme Enriquez, C.P.G., B.Sc., M.Sc. entitled “Reserves and Resources in the San Martin Mine, Queretaro State, Mexico as of September 30, 2019” dated October 30, 2019 (the “Technical Report”).

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

We have not yet identified any commercially viable mineral deposit on any of our exploration properties, and metal prices are currently not economically attractive for one of our projects nearing the development stage. We expect that the principal markets for any of these other properties - should they be successful and be put into production - would consist of metals refineries and base metal traders and dealers.

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

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Compañia Minera Peña de Bernal, S.A. de C.V.[1]	Mexico	100%[2]
Creston Moly Corp.	British Columbia	100%
American Consolidated Minerals Corp.	British Columbia	100%
Cortez Gold Corp.	British Columbia	100%
0993684 BC Ltd.	British Columbia	100%
Golden Oasis Exploration	Nevada	100%
Tenajon Resources Corp.	British Columbia	100%[3]
Creston Mining Corporation	Ontario	100%[3]
Exploraciones Global S.A. de C.V.	Mexico	100%[4]
Arco Exploraciones S.A. de C.V.	Mexico	100%[5]

1.	Bernal, a wholly-owned subsidiary of Starcore, holds the title to the San Martin Mine in Queretaro, Mexico.
2.

To comply with Mexican corporate legislation, one share of Bernal is held of record by Mr. Robert Eadie, the CEO of Starcore, for the benefit of Starcore.  All economic benefits of this share ownership accrue to Starcore.

3.	Tenajon Resources Corp. and Creston Mining Corporation are wholly-owned by Creston Moly Corp., which is a wholly-owned subsidiary of Starcore.
4.

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

5.

Arco Exploraciones S.A. de C.V. is a wholly owned subsidiary of 0993684 BC Ltd. and is our leasing and projects company in Mexico.  To comply with Mexican corporate legislation, one share of Arco is held of record by Mr. Robert Eadie, the CEO of Starcore, for the benefit of Starcore.  All economic benefits of this share ownership accrue to Starcore.

D.	Property, Plants and Equipment
1.

San Martin Mine, Queretaro, Mexico: Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned Starcore subsidiary, holds the mining concessions covering 6,236 ha at the San Martin Project in the State of Querétaro.   In addition, there are 6755.6 ha held in concession Lote San Martin 4 which is north and contiguous to the mining concessions, bringing total land holdings to 12,991.7 ha.   The mining concessions include seven underground mining units and four units under exploration.  Luismin (now “Goldcorp Mexico”) operated the mine from 1993 to January, 2007 when it was purchased by our Company.  We have been mining at San Martin at a rate of approximately 300,000 tonnes per year.  We expect to continue to operate the mine as we convert resources to reserves.  Historically, the mine has typically maintained at least two years of reserves for operations.

2.

Our executive office is located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. We lease a 2,264 square foot office, with total rent and common costs for this space being $107,724.84 per year from May 2020 to April 2022, increasing to $110,102.04 per year from May 2022 to April 2024, and $112,429.24 for the year May 2024 to April 2025.  The lease expires on April 30, 2025.  This office space accommodates all of our executive and administrative personnel and we believe that it is adequate for our current needs.  Should we require additional space, we believe that such space can be secured on commercially reasonable terms. See Item 5(F) for office lease obligations.

Mineral Properties

San Martin Mine, Queretaro, Mexico

Except as indicated below, the following description of the San Martin Mine has been extracted from the technical report entitled “Reserves and Resources in the San Martin Mine, Queretaro State, Mexico as of September 30, 2019” issued on October 30, 2019, (the “Technical Report”).  The Technical Report was prepared for Starcore in accordance with National Instrument 43-101 (“NI 43-101”) by Erme Enriquez C.P.G., BSc, MSc., who is independent.  The Technical Report is effective as at September 30, 2019.

The following table is a summary of mine production statistics for the San Martin mine for the years ended April 30, 2020 and 2019.  Although the mine reduced operations to 620 tons per day, the continued strength of the US dollar has resulted in profitable operational results even with the recently declining mill head grade.  Production for the year ended April 30, 2020 was 229,830 tonnes at an average head grade of 1.82 g/t gold and 30.5 g/t silver.

	Unit of measure	Actual results for period ended April 30, 2020	Actual results for period ended April 30, 2019
Mine production of gold in Doré	ounces	11,752	13,652
Mine production of silver in Doré	ounces	121,825	224,544
Total mine production – equivalent ounces	ounces	13,112	16,392
Silver to gold equivalency ratio		89.6	81.9
Mine gold grade	grams/tonne	1.82	1.63
Mine silver grade	grams/tonne	30.5	39.6
Mine gold recovery	percent	88	86
Mine silver recovery	percent	54	58
Milled	tonnes	229,830	301,911
Mine development, preparation and exploration	Meters	6,096	8,977
Mine operating cash cost per tonne milled	US dollars/tonne	65	58
Mine operating cash cost per equivalent ounce	US dollars/ounces	1,149	1,061
Number of employees and contractors at minesite		251	339

Location

The San Martin mine is located 47 kilometres, in a straight line, northeast of Queretaro City, Queretaro State, on local road No.100 and about 250 kilometres NW of Mexico City, near the towns of Tequisquiapan and Ezequiel Montes.  The San Martin underground mine has been in operation since 1993.

The San Martin Mine complex consists of 8 mining claims that cover 12,991.7805 hectares.

.

The following table summarizes the mining concessions comprising the San Martin Mine property.

No. on Map	Concession Name	Exp.	Title	Term of Concession		Hectares	2019 Annual Taxes (Pesos)
				From	To		1st Sem	2nd Sem
1	San Martin 2	321.1/6-72	191134	29/04/1991	28/04/2041	190.7972	$31,543	$31,543
2	San Martin	321.1/6-71	191423	19/12/1991	18/12/2041	132.0818	$21,836	$21,836
3	La Trinidad	6/1.3/276	204824	13/05/1997	13/05/2047	2,610.7224	$431,605	$431,605
4	San Martin Fracc. A.	6/1.3/00409	215262	14/02/2002	13/02/2052	37.1099	$6,136	$6,136
5	San Martin Fracc. B.	6/1.3/00411	215263	14/02/2002	13/02/2052	22.8901	$3,785	$3,785
6	San Martin Fracc. C.(1)	6/1.3/00412	215264	14/02/2002	13/02/2052	3,182.5646(2)	$526,142	$248,936
7	San Martin 3	6/1.3/00410	215301	14/02/2002	13/02/2052	60.0000	$9,920	$9,920
8	San Martín Cuatro.(1)	065/15357	221844	02/04/2004	01/04/2054	6,755.6145.(3)	$1,116,872	$366,248

TOTAL						12,991.7805(4)	$2,147,839.00	$1,120,009.00

(1)

Claims San Martin Fracc. C, Title 215264 and San Martin Cuatro, Title 221844 are in the process of reduction. An application for reduction, for each of the claims, has been filed in the Mexican Mining Bureau (Dirección General de Minas).  The Company is awaiting official acceptance of the application.

(2)	San Martin Fracc. C’s reduction is from 3,182.5644 has., to 1,185.8558 has., and payments were made based on the proportionality of the reduction.
(3)	San Martin Cuatro’s reduction is from 6,755.6145 has. to 1,349.1140 has., and payments were made based on the proportionality of the reduction.
(4)	Once the reduction is approved by the authorities the Total surface area of the mining concessions will be 5,588.5812 has.

Compañía Minera Peña de Bernal, SA de CV San Martin Mine Project

Historical Production 1993-April 30 2020

Year	Tonnes	Grade		Production
		Au (g/t)	Ag (g/t)	Oz Au	Oz Ag	Oz Au Eq.
1993	28,267	2.53	60	1,387	24,463	1,707
1994	134,118	3.19	35	13,179	81,605	14,298
1995	146,774	3.40	38	16,172	180,459	17,068
1996	187,691	3.40	44	19,553	155,160	21,620
1997	219,827	3.27	43	22,016	174,013	24,570
1998	224,279	3.45	50	23,680	210,680	27,539
1999	242,295	3.46	46	25,852	194,110	29,624
2000	284,490	3.61	54	31,209	245,310	35,571
2001	287,520	3.76	65	32,773	330,217	38,068
2002	268,451	4.26	71	35,634	370,406	41,124
2003	276,481	4.29	82	36,438	464,947	42,692
2004	272,734	4.47	83	36,935	458,681	44,377
2005	282,392	3.92	65	32,814	349,071	38,543
2006	278,914	2.82	52	22,004	235,806	26,529
2007	252,400	3.34	49	25,232	224,714	29,606
2008	266,600	2.50	33	18,733	159,877	21,367
2009	272,856	2.43	33	19,171	167,827	21,696
2010	275,290	2.03	30	15,492	163,489	18,156
2011	296,845	2.14	39	17,694	267,237	23,736
2012	309,796	2.09	25	16,197	160,678	19,213
2013	306,941	2.66	24	22,247	129,861	24,425
2014	311,210	2.35	22	20,062	112,010	21,755
2015	309,565	2.09	20	17,903	104,767	19,319
2016	286,278	1.94	16	14,606	68,463	15,547
2017	259,709	1.69	13	11,563	54,287	12,246
April 30 2018	99,067	1.59	36	4,410.96	64,459.38	5,218.98
April 30, 2019	314,347 314,347	1.62	39	13,651	224,544	16,393
April 30, 2020	229,830	1.85	30	11,752	121,825	13,112

TOTALS	6,610,620	2.92	42	578,360	5,498,966	665,120

Mineral Resources Inferred and Indicated, San Martín Mine

Compañía Minera Peña de Bernal, SA de CV Mineral Resource Estimate

(as of April 30, 2020)

Compañía Minera Peña de Bernal, SA de CV
Mineral Resource Estimate
(as of April 30, 2020)
Mine	Tonnes	Grade			Total Contained oz
		(Au g/t)	(Ag g/t)	AuEq	(oz Au)	(oz Ag)	(oz Au Eq)
San Jose I and II
Inferred	161,542	1.90	11	2.03	9,893	58,105	10,554
San Martin
Inferred	1,178,453	1.81	12	1.94	68,551	440,502	73,563
Area 28
Inferred	206,796	2.32	76.68	3.19	15,437	509,786	21,238
Area 29
Inferred	468	1.70	12	1.84	26	184	28
Total Inferred	1,547,259	1.89	20	2.14	93,906	1,008,576	105,383

San Martín
Indicated	134,871	1.81	10	1.92	7,849	43,362	8,342

Total Indicated	134,871	1.81	10	1.92	7,849	43,362	8,342

Total	1,682,131	1.88	19	2.12	101,755	1,051,938	113,725
Inferred + Indicated

□	Resources are valid as of April 30, 2020 as defined by end of month April 2020 topography.
□	Measured, Indicated and Inferred resource cut-off grades were 1.66 g/t gold equivalent at San Martín.
□

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

□	Metallurgical recoveries were 88% gold and 55% silver.
□	Gold equivalents are based on a 1:87.88 gold: silver ratio. Au Eq= gAu/t + (gAg/t ÷ 87.88)
□	Price assumptions are $1450 per ounce for gold and $16.50 per ounce for silver for resource cutoff calculations.
□	Mineral resources are estimated exclusive of and in addition to mineral reserves.
□	Resources are constrained by a conceptual underground mining using parameters summarized in section.
□	Resources were estimated by Starcore and reviewed by Erme Enriquez CPG.
□	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Total Proven and Probable Mineral Reserves at the San Martin mine as of April 30, 2020 estimated by Starcore and reviewed by Erme Enriquez are 1,343,975 tonnes at a grade of 2.01 g Au/t and 22 g Ag/t.

Mineral Reserve Estimate Proven and Probable, San Martin Mine

Compañía Minera Peña de Bernal, SA de CV

Mineral Reserve San Martin Mine

(as of April 30, 2020)

Category	Tonnes	Grade		Total Contained oz
		(g Au/t)	(g Ag/t)	(oz Au)	(oz Ag)	(oz Au Eq)
Proven	192,607	2.44	47	15,108	282,680	18,433
Probable	1,151,369	1.94	18	71,638	651,495	79,301
Total Proven and Probable
	1,343,975	2.01	22	86,745	934,175	97,734

□	Reserve cut-off grades are based on a 1.66 g/t gold equivalent.
□	Metallurgical Recoveries were 88% gold and 55% silver.
□	Mining Recoveries of 90% were applied.
□	Minimum mining widths were 1.5 meters.
□	Dilution factors is 20%. Dilution factors are calculated based on internal stope dilution calculations.
□	Gold equivalents are based on a 1:87.88 gold:silver ratio. Au Eq= gAu/t + (gAg/t ÷ 87.88)
□	Price assumptions are $1450 per ounce for gold and $16.5 per ounce for silver.
□	Mineral resources are estimated exclusive of and in addition to mineral reserves.
□	Resources were estimated by Starcore and reviewed by Erme Enriquez CPG.
□	Dilution factor is 20%. Dilution factors are calculated based on historical internal stope dilution calculations.
□	Reserves are exclusive of the indicated and measured resources.

Technical Report -  see attached Exhibit 15.1

Cautionary Note to Investors Concerning Estimates of Mineral Resources

The Technical Report and related sections use the terms “proven mineral reserve” and “probable mineral reserve”, as permitted under Canadian reporting standards. For United States reporting purposes, SEC Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves applicable under Canadian reporting standards differ from the definitions in the SEC Industry Guide 7.  Accordingly, mineral reserve estimates calculated in accordance with Canadian standards may not qualify as “reserves” under SEC standards.

In addition, the Technical Report and related sections also use the term "inferred mineral resources".  While this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Exploration Update

This section has been prepared by Salvador Garcia, P. Eng., COO of the Company, and a qualified person for the purposes of NI 43-101.

For the year ended April 30, 2020, the San Martin plant achieved 87.7 % recovery of gold and 54.4 % of silver from the 229,830 tonnes milled during the fiscal year. Head grades averaged 1.82 g/t gold and 30 g/t silver resulting in 13,112 equivalent gold ounces of production during the fiscal year. Equivalent gold ounce calculation is based on the actual daily average gold: silver ratio of 1 to 89.6 during the fiscal year. Surface and underground exploration program was done using our own rigs as well as contractors’ rigs, during the period ended April 30, 2020.

Between May 1, 2019 until April 30, 2020 a total of 10,631 meters were drilled, 6,014 meters using our own rigs and 4,617 using contractor rigs.

Highlights of exploration during the year in San Jose mine near to surface, a breccia of quartz was intersected with a width of 17.5 meters with a grade of 1.43 g/t of gold and 7 g/t of silver.

In San Martin Mine at the elevation of level 2, a breccia associated with a rhyolitic dike was intersected with a width of 3.15 meters and 8.09 g/t of gold 7 g/t and 34 g/t of silver.

On surface, a new vein called Santa Elena was explored and 3000 meters were drilled.  A huge breccia was intersected in different points, but it presented marginal ore grade.

The Company continues to explore with development of drifts to convert resources into reserves.  A new NI43-101 was updated. (See Exhibit 15.1)

Other Mineral Properties

In addition to our principal property, the San Martin Mine, we have several other mineral interests in exploration properties, as summarized below, which we do not consider to be material to our operations at this time or have been sold or discontinued.  These include three molybdenum-copper exploration projects that we acquired through our acquisition of Creston Moly Corp. (“Creston Moly”) from Deloitte Restructuring Inc., in its capacity as trustee in bankruptcy of Mercator Minerals Ltd., in February 2015 for a purchase price of Cdn$2 million – namely, the El Creston Project in Mexico, the Ajax Project in British Columbia and the Molybrook Project in Newfoundland (abandoned in 2019).

Creston Moly, a British Columbia company, was formerly a wholly-owned subsidiary of Mercator Minerals, who acquired Creston Moly in 2011 in a cash-and-shares deal valuing Creston Moly at approximately Cdn$194 million.

o	El Creston Project, Sonora, Mexico

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

El Creston Project, Sonora, Mexico
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
219813	Meztli	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	89	16/04/2003 15/04//2053	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	4,529 hectares 100% Owned acquired through purchase from local landowners and Ejido. 573 hectares leased for 30 years with exclusive option to purchase	Ejido and local landowners
220332	Meztli 1	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	8	16/07/2003 15/07/2053	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
222321	Lorenia	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	138	25/06/2004 24/06/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
222700	Alma	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	359	13/08/2004 12/08/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
223111	Letty	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	391.5093	15/10/2004 14/10/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
225638	Meztli 2	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	1455.9816	30/09/2005 29/09/2055	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
229984	Meztli 6	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	0.0032	04/07/2007 03/07/2057	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
243807	Meztli 4 Reduc-cion	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	8465.044	05/12/2014 09/07/2057	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

El Creston Project, Sonora, Mexico
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
231151	Meztli 3	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	457.0564	18/01/2008 17/01/2058	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

o	Sierra Rosario: Sinaloa.

Located within the historically productive Sierra Madre Occident geological province in the northern Mexican state of Sinaloa, the Sierra Rosario property consists of two large mineral exploration concessions totalling 978.57 hectares.  On February 2018, the Company sold this property for US$100,000 and an additional 1% NSR.

o	Ajax Project, British Columbia.

The Ajax molybdenum property is comprised of 1,718 hectares and is located 13 km north of Alice Arm, British Columbia.   The Ajax property, one of North America's largest undeveloped molybdenum deposits occupying a surface area of approximately 600 by 650 metres, is in the advanced stage of exploration.

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

Ajax Molybdenum Property, British Columbia, Canada
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
501393	mq2	Tenajon Resources Corp./ 100%	NONE	Claim/ Mineral Exploration	402.28	12/01/2005 14/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
504775	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	255.99	25/01/2005 27/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
504776	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	292.7	25/01/2005 27/07/2021	No work required until 2021. No gov't fees	None	Govern-ment

Ajax Molybdenum Property, British Columbia, Canada
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
504782	mq-5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	146.22	25/01/2005 27/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
505618	mq5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	256.00	02/02/2005 04/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
511540		Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	365.67	22/04/2005 09/06/2021	No work required until 2021. No gov't fees	None	Govern-ment
				Total	1,718.86

o	Molybrook Project, Newfoundland.

Creston’s Molybrook molybdenum property located on the south coast of Newfoundland is centered 2.5 km from the outport of Grey River less than 4 kilometres from a deep water, ice free navigable fjord.  During the year ended April 30, 2019, the Company decided to abandon the property and all costs associated with this property have been written off in the Consolidated Statements of Operations and Comprehensive Income.

o	American Consolidated Minerals Corp.

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

o	Toiyabe Property, Nevada, USA

Pursuant to the acquisition of AJC, the Company acquired the right to a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest Inc. (“Minquest”)

Consideration to be paid for the interest is USD$900,000 (payable over 5 years commencing October 19, 2018) and the Company must incur total exploration expenditures of USD$1,025,000 on the property (which expenses have been incurred) as agreed by MinQuest. Annual payments commencing October 19, 2018 are $60,000 (paid), $80,000 (paid), $100,000 (deferred to May 31, 2021 by amending the agreement with Minquest), $120,000, $140,000 and $400,000.

In summary, to complete the acquisition of a 100% interest in Toiyabe (subject to a 3% royalty), there are remaining property payments to be made of US$760,000 over a period of 3 years to October 2023. (See news release dated July 7, 2020)

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2 million per each 1% of the royalty.

On May 18, 2018 Starcore filed an updated National Instrument (“NI 43-101”) “Technical Report for the Toiyabe Gold Project in Lander County, Nevada”, prepared by Paul D. Noland CPG dated May 11, 2018.

Highlights from the Technical Report include:

-	Summary results from three drilling programs completed since the last report (2009, 2010, 2016)
-	In all three drilling campaigns since the 2009 report and resource estimate, the near-surface ‘Courtney’ resource was expanded and enhanced.
-	Drilling since the previous report has focused largely on structurally controlled, deeper and higher-grade mineralization not included in the 2009 resource estimate.
-	Wider spread drilling, outside known resource areas has allowed a better understanding of the structural setting of the project.

o	Lone Ranch: Washington State, USA

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

Sale of San Pedrito

On March 21, 2017, the Company finalized the sale of its San Pedrito Property, a non-core asset located in Queretaro, Mexico for Mexican Pesos (“MXN$”) 192,784,331. The San Pedrito property was part of Starcore’s original acquisition in 2007, when the Company acquired the San Martin Mine from Goldcorp for US$26 million. The disposition of San Pedrito was recorded during the year ended April 30, 2017 and a gain of $7,128 was reported on the Statement of Operations and Comprehensive Income (Loss). During the prior year ending April 30, 2018, the Company received MXN$ 15,000,000 ($1,027,000) and interest of MXN$ 2,300,000 ($159,000) on 6 ha of the remaining 14 ha of parcels to be paid. The Company did not anticipate receiving any additional funds for the sale of this property and therefore has made an allowance for the remaining receivable of $441,000 to the Statements of Operations and Comprehensive Income (Loss).

Sale of Altiplano Plant, Matehuala, Mexico

The Altiplano plant was the principal asset of Cortez Gold Corp., a wholly-owned Starcore subsidiary that held title to the land, equipment and permits for the operation of a processing plant situated on 20 hectares of land in Matehuala, Mexico.  The land and the plant and equipment were owned by Altiplano Goldsilver, S.A. de C.V., a wholly-owned subsidiary of Cortez Gold.  The facility is located within a historic mining district, in an area that is home to numerous medium-sized mining operations.  The Altiplano Plant was designed to employ the dissolution treatment production process to recover precious metals from flotation concentrates. When compared to the alternative pyrometallurgical foundries, it is a cleaner process and more economical, enabling the facility to offer lower processing rates than those currently available to concentrate producers in the area.  Commencement of commercial production began on November 1, 2016.

In November 2018, management announced that the capital requirements of the Altiplano facility for inventory and operations, despite improving cash flow to a small profit in the prior quarter, did not justify the continuation of these operations. The operations were placed on a maintenance status in the quarter and remaining inventories were processed and sold accordingly. After assessing the best use of the assets of Altiplano, management deemed the sale of the facility to be the best course of action for the Company.

The Company accepted an offer on July 5, 2019, to purchase 100% of the shares of Altiplano for US$1.6 million. The stock purchase agreement requires the payment of the US$1.6 million in instalments as to US$0.5 million on closing (received), US$0.5 million on August 31, 2019 (received), and US$0.2 million each 3 months from November 30, 2019 to May 31, 2020. (all payments received.)  The sale of Altiplano is now complete.

Item 5	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal period ended April 30, 2020 should be read in conjunction with our financial statements and related notes included in this Annual Report.  Our financial statements included in this Annual Report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Year Ended April 30, 2020, April 30, 2019 and April 30, 2018 (in thousands of audited)

	Twelve-Month Year Ended April 30, 2020	Twelve-Month Year Ended April 30, 2019	Twelve-Month Year Ended April 30, 2018
Revenues
Mined ore	24,820	27,053	21,005
Purchased concentrate	-	5,742	6,802

Total revenue	24,820	32,795	27,807
Cost of sales
Mined ore	(19,150)	(22,975)	(20,672)
Purchased concentrate	-	(5,891)	(7,150)
Depreciation and depletion	(3,686)	(3,893)	(4,913)

Total cost of sales	(22,836)	(32,759)	(32,735)
Earnings from mining operations	1,984	36	(4,928)
Financing income(costs)	(554)	(311)	(61)
Foreign exchange gain (loss)	(369)	(125)	193
Professional and consulting fees	(1,000)	(781)	(1,204)
Management fees and salaries	(1,151)	(1,405)	(1,514)
Office and administration	(942)	(1,250)	(1,908)
Property investigation costs	-	(54)	(433)
Shareholder relations	(297)	(246)	(198)
Regulatory and transfer agent fees	(83)	(112)	(166)
Loss before taxes	(2,412)	(4,248)	(10,219)
Sale of Altiplano	(39)	-	-
Allowance for receivables	-	(441)	-
Other Income: Sale of San Pedrito	-	-	-
Other Loss: Impairment of Mining Interest	-	(4,804)	(6,713)
Other Loss: Loss on disposal of E&E Asset	-	(82)	(1,013)
Income tax recovery (provision)	(1,178)	(2,229)	5,945
Earnings for the year	(3,629)	(11,804)	(12,000)

Comparison April 30, 2020 to April 30, 2019

Overall, revenue from mining operations decreased by $7,975 for the year ended April 30, 2020 compared to the comparative year ended April 30, 2019, due mainly to lower metal production from lower tonnage processed in the current year compared to the prior comparable year, partially offset by higher gold and silver prices accounting for a total of $2,233 of the decrease. The remaining difference is due to the loss of purchased concentrate revenue, from the amount of $5,742 in the prior year, due to the suspension and subsequent sale of the Altiplano concentrate processing plant as well as decreased carbon concentrate processed at the San Martin mine (see section 4.2 - Sale of Altiplano Processing Plant, Matehuala, Mexico).

Sales of metals for mining operations for the year ended April 30, 2020 approximated 11,357 ounces of gold and 117,148 ounces of silver sold at average prices in the year of US$1,491 and US$16.61 per ounce, respectively. This is a decrease in sale of gold ounces and in silver ounces when compared to the prior comparable year ended April 30, 2019 where sales of metal approximated 13,852 ounces of gold and 229,982 ounces of silver, sold at lower average prices of US$1,280 per ounce for gold and US$14.89 per ounce for silver.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $3,686 compared to $3,893 in the prior comparable year, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management. The decrease is largely due to the reduction of production tonnage calculated over the total resource, offset partially by an increase in amortization of the leases on mobile equipment in accordance with the change to IFRS 16.

For the year ending April 30, 2020, the Company had gross profit of $1,984 in from mine and concentrate operations compared to gross profit of $36 for the year ended April 30, 2019. The higher gross profit was due to the cost savings measure taken in the first two quarters as discussed previously. The combination of lower tonnes processed and higher recovery for gold during this year resulted in relatively better metal production and, therefore, gross profit from mined ore as compared to the prior comparable year despite lower gross revenues.

Costs per ounce for the year ended April 30, 2020 was US$1,149/EqOz, which is slightly higher than the average operating cash cost of US$1,061/EqOz. during the comparable year ended April 30, 2019.

Other Items

Changes in other items for the year ended April 30, 2020, resulted in the following significant changes from the year ended April 30, 2019:

•	Financing costs during the year increased by $243 primarily due to amortization of the warrants and San Pedrito interest income received in the previous comparable year;
•	Office and administration decreased by $308 due to lower corporate costs relating to general regulatory administration in the current year and due to the sale of Altiplano;
•	Management fees and salaries decreased by $254 due to reduction in salaries of executive officers (see section 4.2 – cost reduction incentives at the mine);
•

Foreign exchange loss increased by $244 for the year ended 30 April, 2020. The increase relates primarily to the fluctuations of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations;

•

Professional and consulting fees increased by $219 to $1,000 for the year ended April 30, 2020. Professional fees relate primarily to charges in relations to legal, tax and audit fees and increased mainly due to costs related to the sale of Altiplano;

•	Property investigation costs of $54 were incurred during the prior year to perform the necessary due diligence on new projects;

•

Deferred Income Tax (“DIT”) decreased by $1,051 due mainly to a recovery of special mining tax and to the difference in asset base of the underlying amounts that determine the temporary differences from year to year.

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

For the year ending April 30, 2019, the Company produced a profit of $36 from mine operations compared to a loss of $4,928 for the year ended April 30, 2018. The profit resulted from an increase in the sale of metal ounces when compared to the prior year.

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

Other Items

Changes in other items for the year ended April 30, 2019 from the year ended April 30, 2018 are as follows:

•

Financing costs during the year increased by $250 due to the Company incurring interest on debt of $325. These costs were offset by interest income earned from the sale of the San Pedrito property in the current year;

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

For the year ending April 30, 2018, the Company produced a loss of $4,928 from mine operations compared to income of $826 for the year ended April 30, 2017. The loss resulted from a decrease in the sale of metal ounces when compared to the prior year. The combination of lower grades and tonnes processed for gold and silver during this year resulted in lower metal production and, therefore, revenue from mined ore as compared to the prior year.

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

Other Items

Changes in other items for the twelve months year ended April 30, 2018, resulted in the following significant changes from the twelve months year ended April 30, 2017:

•

Financing costs during the year decreased by $565 due to the Company not incurring interest on debt which was repaid in the prior year ended April 30, 2017 further offset by the interest income earned from the sale of the San Pedrito property;

•	Office and administration increased by $540 due to higher corporate costs relating to general regulatory administration in the current year.
•	Management fees and salaries decreased by $128 primarily due to the resignation of the prior COO and the period of time the Company acted before replacing the COO position;
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

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves.  As at April 30, 2020, the Company was holding cash of $2,105,000 (2019 - $2,549,000).

Obligations due within twelve months of the year ended,		2020	2021	2022	2023 and beyond
Trade and other payables		$2,441	$-	$-	$-
Current portion of loan payable	﷐	3,196	-	-	-
Lease liability	﷐	617	315	700	68
Reclamation and closure obligations		$-	$-	$-	$1,014

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

1.

On June 18, 2018, the Company completed a private placement of secured bonds in the aggregate principal amount of $3,000 (the “Bonds”) less structuring and finder’s fees of $60 cash and $171 attributed to finders warrants, totaling $231 (the “Discount”). The Bonds bore interest at 8% per annum, payable on maturity on June 18, 2020. The Bonds were secured by a charge over the Company’s and its subsidiaries assets. On June 10, 2020, the Company paid out the Bonds plus accrued interest of Cdn$235,410 ahead of the maturity date.  The payments were made from the Company’s cash flow generated from mine operations and prior asset sales.

2.

During the year ended April 30, 2018 the Company secured an additional $1,283 (USD1,000) loan with a lender.  The loan was secured against certain assets of the Company and bore interest at 8% per annum.  The full principal plus accrued interest on the loan was to be repaid to the lender on October 25, 2019.  The Company paid the interest on the loan on October 25, 2019 and the lender agreed to extend the loan for an additional 6 months to April 25, 2020.   The loan was repaid on full on the due date.

As at June 10, 2020, the Company is debt free.

3.

The Company has no contractual commitments for capital expenditures and has disclosed all material commitments under Section F (“Tabular disclosure of contractual obligations”).  The Company does have budgeted capital expenditures to be incurred in the normal operation of the San Martin Mine and for exploration of properties, which are expected to approximate $3.0 million in fiscal 2021.

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

F.	Tabular Disclosure of Contractual Obligations

Obligations due within twelve months of the year ended,	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of Canadian dollars)
Trade and other payables	2,441	2,441	-	-	-
Loan payable – current portion	3,196	3,196	-	-	-
Rehabilitation and closure cost provision	1,014	-	-	-	1,014
Executive employment agreement obligation	1,320	765	555	-	-
Explorations and evaluation asset	1,015	134	347	534	-
Land lease obligation	132	132	-	-	-
Equipment lease obligation	1,700	617	1,015	68	-
Office lease obligation	720	144	288	288	-
G.	Safe harbor.

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
Robert Eadie Chief Executive Officer and Director Age: 55

As our Chief Executive Officer, Mr. Eadie is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Eadie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.  Mr. Eadie was one of the founders of our Company.

Gary Arca Chief Financial Officer and Director Age: 60

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
Salvador Garcia Chief Operations Officer and Director Age: 64

As our Chief Operating Officer, Mr. Garcia is responsible for our exploration, development and mining operations and for management of our Mexican operations; as a director, Mr. Garcia participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Cory Kent Director and Corporate Secretary Age: 51

As Corporate Secretary, Mr. Kent is responsible for ensuring that the board of directors has the proper advice and resources to fulfill their duties to shareholders.  Mr. Kent’s duties include compliance with statutory and regulatory requirements.  Mr. Kent is a member of the Compensation Committee.

Jordan Estra Director Age: 73

As an independent director, Mr. Estra provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards.  Mr. Estra is a member of the Audit Committee and the Corporate Governance Committee.

Ken Sumanik Director Age: 84

As an independent director, Mr. Sumanik provides oversight to management to help  ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Sumanik is a member of the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

Federico Villaseñor Director Age: 69

As an independent director, Mr. Villaseñor provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Villaseñor is a member of the Audit Committee and Chairman of the Compensation Committee.

Tanya Lutzke Director Age: 51

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

Cory Kent LLB – Corporate Secretary & Director

Mr. Kent has been a director of our Company since January 2006 and is a Partner at McMillan LLP.  With a practice focused on corporate securities law and related technology, natural resources and commercial matters, Mr. Kent possesses a strong and varied legal background suited to the junior mining sector.

Mr. Kent is a member of the Compensation Committee.

Mr. Jordan Estra – Director

Mr. Estra has been a director of our Company since March 2010.  Mr. Estra is Managing Director of Boustead Securities, LLC, a full service investment banking firm headquartered in Irvine, California and the Head of the Mining & Metals Investment Banking Practice.  Mr. Estra is also currently President and Chief Executive Officer of Ophir Brasil Mineracao, Ltda., a privately owned gold mining company in Brazil, and President and Chief Executive Officer of Ophir Consulting Group, Inc., a privately owned mining consulting company. His background includes his experience as a leading research analyst for a number of international investment banks.

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

Mr. Federico Villaseñor – Director

Mr. Villasenor has been a director of our Company since February, 2007.  He is currently a consultant to various mining companies.  From 2007 to 2014, he served as the Business Development Director for Goldcorp Mexico, a subsidiary of Goldcorp Inc., a leading global gold producer engaged in the acquisition, exploration, development and operation of gold properties in Canada, the United States and Latin America.  He obtained a B.Sc. in Mining Engineering from the University of Guanajuato in 1972, a Master of Science from Columbia University of New York City in 1976 and a Finance Degree from the Instituto Tecnológico Autónomo de México.in 1985.  Mr. Villaseñor has been a member of the Mexican Mining Chamber Board.

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

Messrs. Robert Eadie and Gary Arca (who are, respectively, the Chief Executive Officer and Chief Financial Officer of our Company), in addition to serving on our Board of Directors, are also executive officers and directors of iMining Blockchain and Cryptocurrency Inc., a junior company listed on the TSX Venture Exchange, and Hemp for Health Inc. and Bond Resources Inc. which are junior companies listed on the Canadian Securities Exchange .

Tanya Lutzke, a member of our Board of Directors, also serves as director of iMining Blockchain and Cryptocurrency Inc.

Ms. Lutzke sits on the Audit Committee.

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

Mr. Jordan Estra, a member of our Board of Directors, is also a director of Searchlight Minerals Corp., a junior mineral exploration company quoted on the OTCQB with a slag reprocessing project in Arizona.

B.	Compensation

Executive Compensation

The following table contains information about the compensation paid for services in all capacities to us, including compensation paid to or earned by (a) our Chief Executive Officer (or an individual who acted in a similar capacity); (b) our Chief Financial Officer (or an individual who acted in a similar capacity); (c) each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers as at April 30, 2020 and whose total salary and bonus exceeds $150,000 during the period ended April 30, 2020; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of our Company as of April 30, 2020.

Summary Compensation Table

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year ended April 30, 2020 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year ended April 30, 2019	Salary(1) ($)	Share-based awards(4) ($)	Option-based awards ($)	Non-equity incentive plan compensation(2) ($)		Pension value ($)	All other compen-sation(3) ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Robert Eadie Executive Chairman, CEO & President	2020	270,000	8,700	-	-	-	-	12,000	290,700
Gary Arca CFO	2020	180,000	4,688	-	-	-	-	12,000	196,688
Salvador Garcia COO	2020	US$236,500	6,300	-	-	-	-	NIL	US$236,500 6,300

(1)

Includes the dollar value of cash and non-cash base salary earned during a financial year covered.  Pursuant to their executive employment agreements amended  August 2015 and subsequently amended effective May 1, 2019, Messrs. Eadie and Arca are entitled to be paid annual salaries of $270,000 and $180,000, respectively. Mr. Garcia is paid annual fees in the amount of US$236,250. For additional details please refer to the discussion below under the heading, “Directors, Senior Management and Employees – Board Practices – Executive Employment Agreements”.

(2)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended April 30, 2020.
(3)	All other compensation includes $12,000 paid to each of Mr. Eadie and Mr. Arca as directors’ fees for 2020.
(4)

Share based awards are based on RSU/DSU options vested which are calculated at the volume weighted average (“VWAP”) of the trading price per common share on the Toronto Stock Exchange (“TSX”) for the last ten (10) trading days ending on that date.

Long Term Incentive Plan (LTIP) Awards

We do not have any long term incentive plans except as disclosed above.

An LTIP is “any plan providing compensation intended to motivate performance over a period longer than one fiscal year but does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale”.

Option and Stock Appreciation Rights (SARs)

The Company currently has no outstanding stock options.    The Company does not currently have an active plan as shareholders rejected the Company’s share option plan dated for reference January 17, 2011 (the “Plan”) at its annual general meeting which was held on January 28, 2014.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year ended April 30, 2020 and subsequent thereto, no stock options were granted.  See “Options and Stock Appreciation Rights.”

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

There were no outstanding stock options as at April 30, 2020.  Any unexercised options expired on January 15, 2019 and no values can be attributed as there were no unexercised in the money options as at that date.

Option and SAR Repricings

There were no repricings of stock options under the stock option plan or otherwise during our completed financial year ended April 30, 2020.   All outstanding options expired on January 15, 2019.

Defined Benefit or Actuarial Plan

We do not have a defined benefit or actuarial plan.

Compensation of Directors

The compensation provided to the directors, excluding the three officers named in the foregoing, for the Company’s most recently completed financial year of April 30, 2020, is as follows:

Name(1)	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation(3) ($)	Total ($)
Cory Kent	12,000	2,925	-	-	-	22,545	37,470
Ken Sumanik	15,000	2,550	-	-	-	-	17,550
Jordan Estra	-	2,550	-	-	-	-	2,550
Federico Villaseñor	7,000	2,550	-	-	-	-	9,550
Tanya Lutzke	14,000	1,950	-	-	-	-	15,950
(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
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

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at April 30, 2020, for each director, excluding a director who is already set out in disclosure for a Named Executive Officer for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Cory Kent	Nil	n/a	n/a	Nil	10,000	900
Ken Sumanik	Nil	n/a	n/a	Nil	8,333	750
Jordan Estra	Nil	n/a	n/a	Nil	8,333	750
Federico Villaseñor	Nil	n/a	n/a	n/a	8,333	750
Tanya Lutzke	Nil	n/a	n/a	n/a	8,333	750
(1)	The market price of the Company’s common shares as reported on the TSX on April 30, 2020 was $0.09 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended April 30, 2020, for each director who was not a Named Executive Officer

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Cory Kent	Nil	2,925	Nil
Ken Sumanik	Nil	2,550	Nil
Jordan Estra	Nil	2,550	Nil
Federico Villaseñor	Nil	2,550	Nil
Tanya Lutzke	Nil	1,950	Nil
C.	Board Practices

Each director of our Company is elected annually and holds office until the next annual general meeting of the shareholders unless that person ceases to be a director before then.  Our last annual general meeting of the shareholders was held on November 4, 2019.

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

2.  Executive Employment Agreements

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, and further amendment of May 1, 2019, Robert Eadie is paid a base salary of $270,000 per annum, for acting as Chief Executive Officer of the Company.  The agreement expires on April 30, 2020 and may be terminated upon notice in writing and payment of 24 months salary.  In addition, the agreement provides that, for a period of 30 days after a “change of control”, Mr. Eadie may, by notice in writing to the Company, deem the agreement to be terminated, in which case Mr. Eadie will receive a lump sum payment of $540,000. A change of control (a “Change of Control”) is deemed to occur when (i) there is a sale of all or substantially all of the assets of the Company, (ii) there is a merger of the Company whereby shareholders of the Company hold less than 50% of the shares in the surviving entity, (iii) there is a change in ownership of voting securities of the Company sufficient to permit any person to elect or appoint a majority of the Board of Directors, (iv) any person or persons acting jointly or in concert acquire greater than 50% of the outstanding voting securities of the Company, or (v) there is a change in the composition of the Board of Directors of the Company as a result of a proposal by a shareholder group not supported by management resulting in current members of the Board of Directors representing less than 51% of the members of the Board of Directors.  In addition to his base salary, Mr. Eadie received fees for his services as a director in the amount of $12,000 for the year ended April 30, 2020.

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, and further amendment of May 1, 2019 Gary Arca is paid a base salary of $180,000 per annum, for acting as Chief Financial Officer of the Company.  The agreement expires on April 30, 2022 and may be terminated upon notice in writing and payment of 24 months salary.  In addition, the agreement provides that, for a period of 30 days after a Change of Control, Mr. Arca may, by notice in writing to the Company, deem the agreement to be terminated, in which case Mr. Arca will receive a lump sum payment of $360,000.  In addition to his base salary, Mr. Arca received fees for his services as a director in the amount of $12,000 for the year ended April 30, 2020.

Salvador Garcia is paid a base fee of US236,250 for acting as Chief Operating Officer of the Company.  Mr. Garcia received fees for his services as a director in the amount of $nil for the year ended April 30, 2020.

The voluntary reductions to the salaries made by the CEO, CFO and COO have resulted in annual savings to the Company of approximately $250,000.

3.Committees

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

As at April 30, 2020, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

San Martin Mine	54	136	57	247
Vancouver Office	6	1	1	8
Total	60	137	58	255

As at April 30, 2019, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

Altiplano	-	-	-	-
San Martin Mine	74	170	95	339
Vancouver Office	6	-	3	9
Total	80	170	98	348

In comparison, we had the following employees and contractors as at April 30, 2018:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

Altiplano	26	-	7	33
San Martin Mine	74	170	95	339
Vancouver Office	7	-	2	9
Total	107	170	104	381

E.	Share Ownership

There were 49,646,851 common shares issued and outstanding as of April 30th, 2020.  Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following common shares as of April 30, 2020:

Name	Number of Common Shares Beneficially Owned	Percentage
Robert Eadie	3,632,117	7.31%
Gary Arca	537,499	1.08%
Salvador Garcia	500,000	1.00%
Cory Kent	77,625	0.15%

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

For information concerning options held by our officers and directors, please see “Compensation”.

Stock Option Plan

The Company does not currently have any equity compensation arrangements in place under which directors, officers or employees can be granted an equity interest in the Company.  The Company previously had an incentive stock option plan in place (the “Plan”) pursuant to which the Board had the ability to grant options to purchase common shares (“Options”) to directors, officers, employees and consultants to the Company.  The Plan was subject to shareholder approval, which was not received at the Company’s January 28, 2014 annual general meeting.  Options granted under the Plan prior to January 28, 2014 have expired.  As at the April 30, 2020, no Options to purchase  common shares remain outstanding under the Plan.

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

All RSUs were paid out by December 2019.

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

The following table sets forth, as of April 30, 2020, the persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name of Shareholder	No. of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares	Percentage of Fully Diluted Common Shares(1)
2176423 Ontario Ltd. (a private company controlled by Eric S. Sprott) Toronto, Ontario	7,512,693(2)	15.13%	14.20%
Italpreziosi S P A	3,787,135	7.62%	7.44%
Robert Eadie	3,632,117	7.31%	6.86%
(1)

Based on 49,646,851 common shares issued and outstanding as at April 30, 2020 and 3,250,000 being the number of shares issuable upon the exercise of issued and outstanding warrants which are exercisable, for a total of 52,896,851 fully diluted common shares.

(2)

The information is as at April 30, 2020, as derived from SEDI, the electronic filing system for Insider Reporting.   The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at June 30, 2020, the registrar and transfer agent for our Company reported that there were 49,646,851 common shares of our Company issued and outstanding.  Of these, 44,032,794 were registered to Canadian residents 246 shareholders), 1,302,907 were registered to residents of the United States (92 shareholders) and 4,311,150 were registered to residents of other foreign countries (11 shareholders).

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
A.	Consolidated Statements and Other Financial Information

Item 18 of this Annual Report contains our financial statements as at and for the year ended April 30, 2020.  Our financial statements are stated in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Export Sales
(All dollar figures are in ‘000s)

Export sales constituted 100 percent of our Company’s total sales volume during the fiscal years disclosed in the following table:

Year	Sales	Export Sales (%)
2020	$24,820	100%
2019	$32,795	100%
2018	$27,807	100%
2017	$27,228	100%
2016	$20,326	100%

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

Our Company paid our shareholders dividends in September, 2014.  Any future payment of dividends or distributions will be determined by the board of directors of our Company on the basis of our Company's earnings, financial requirements and other relevant factors.  Successful operation of our business is subject to a number of risks and uncertainties, including those described under the heading “Risk Factors” appearing on page8, above.

B.	Significant Changes

Not Applicable

Item 9	The Offer and Listing
A.	Offer and Listing Details

Not Applicable

B.	Plan of Distribution

Not Applicable

C.	Markets

Our common shares trade on the TSX Exchange (Toronto Stock Exchange) with symbol “SAM” and our CUSIP number is 85525T202.  Our common shares also trade on the Frankfurt Stock Exchange with symbol V4JA and the OTCQB with symbol SHVLF

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

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)

if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)the holder is a U.S. LLC which is not subject to tax in the U.S.

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

(a)the non-resident holder;

(b)persons with whom the non-resident holder did not deal at arm's length- or

(c)the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of our Company at any time during the five year period preceding the disposition.  In the case of a non-resident holder to whom shares of our Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

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

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files their tax return for such first year.  If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) but see (“Elimination of Overlap Between Subpart F Rules and PFIC Provisions”).  The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph.  With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

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

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder would also be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability.  The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

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

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our Company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our Company, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our Company and our earnings invested in “U.S. property” (as defined by Section 956 of the Code).  In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our Company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond the scope of this discussion.

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

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC electronically.  You may read and copy any of our reports and other information at the SEC’s web site at HTTP://www.sec.gov.

The documents concerning our Company referred to in this Annual Report may also be viewed at our principal executive offices, Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6 (Telephone: (604) 602-4935), during normal business hours.

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

Item 16AAudit Committee Financial Expert

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

Item 16BCode of Ethics

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

Item 16CPrincipal Accountant Fees and Services

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

Our current independent public accountants provided audit and other services during the fiscal year ended April 30, 2019 and April 30, 2020:

	April 30, 2019	April 30, 2020
Audit Fees	85,000	85,000
Audit-Related Fees	30,000	30,000
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total Fees	115,000	115,000

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

Item 16DExemptions from Listing Standards for Audit Committees

Not Applicable

Item 16EPurchase of Equity Securities by the Issuer and Affiliated Purchasers

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

Item 16FChange in Registrant’s Certifying Accountant

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

Item 16GCorporate Governance

Not Applicable

Item 16HMine Safety Disclosure

Not Applicable

PART II

Item 17	Financial Statements

Not Applicable

Item 18	Financial Statements

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report as Exhibit F-1:

Audited financial statements of the Company for the year ended April 30, 2020, including consolidated statements of financial position, consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

The Company’s Financial Statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number	Description
1.	Articles of Incorporation
1.1	Notice of Articles of Starcore International Mines Ltd. dated November 1, 2017.[2]
1.2	Amended Articles of Starcore International Mines Ltd dated October 24, 2017.[2]
1.3	Notice of Change of Directors dated November 1, 2017. [2]
4.	Material Contracts

4.1	Arrangement Agreement dated May 29, 2015 between the Company and Cortez Gold.[1]
8.	List of Subsidiaries
8.1	Subsidiaries of the Company.
12.	Certifications
12.1	Certification of the Chief Executive Officer
12.2	Certification of the Chief Financial Officer

15.	Additional Exhibits
15.1	Technical Report authored by Erme Enriquez, C.P.G., B.Sc., M.Sc. entitled “Reserves and Resources in the San Martin Mine, Queretaro State, Mexico as of September 30, 2019” dated October 30, 2019.
15.2	Consent of Erme Enriquez, CPG BSc, MSc.

F-1              Financial Statements

Notes:

1.    Incorporated by reference from the Company’s Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission on August 12, 2016.

2.    Incorporated by reference from the Company’s Annual report on Form 20-F, as filed with the Securities exchange Commission on July 30, 2018.