Form 20-F
period 2021-04-30
STARCORE INTERNATIONAL MINES LTD.
filed 2021-07-29
CIK 1301713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

[]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2021

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

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [X]

2

TABLE OF CONTENTS

Page

CURRENCY AND MEASUREMENT1

RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS1

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES2

FOWARD-LOOKING STATEMENTS3

STATUS AS AN EMERGING GROWTH COMPANY4

PART I4

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES4

Item 1	Identity of Directors, Senior Management and Advisers4
Item 2	Offer Statistics and Expected Timetable4
Item 3	Key Information5
A.	Selected Financial Data5
B.	Capitalization and Indebtedness6
C.	Reasons for the Offer and Use of Proceeds6
D. Risk Factors	7
Item 4	Information on our Company16
A.	History and Development of our Company16
B.	Our Business Overview16
C.	Organizational Structure19
D.	Property, Plants and Equipment21
Item 5	Operating and Financial Review and Prospects33
A.	Operating Results33
B.	Liquidity and Capital Resources37
C.	Research and Development, Patents and Licenses, etc.39
D.	Trend Information39
E.	Off-Balance Sheet Arrangements39
F.	Tabular Disclosure of Contractual Obligations39
G.	Safe harbor.40
Item 6	Directors, Senior Management and Employees40
A.	Directors and Senior Management40
B.	Compensation42
C.	Board Practices45
D.	Employees47
E.	Share Ownership48
Item 7	Major Shareholders and Related Party Transactions49
A.	Major Shareholders49
B.	Related Party Transactions50
C.	Interests of experts and counsel50
Item 8	Financial Information50
A.	Consolidated Statements and Other Financial Information50
B.	Significant Changes51
Item 9	The Offer and Listing51
A.	Offer and Listing Details51
B.	Plan of Distribution51
C.	Markets51
D.	Selling shareholders51
E.	Dilution51

F.	Expenses of the issue51
Item 10	Additional Information51
A.	Share capital.51
B.	Memorandum and articles of association.52
C.	Material Contracts52
D.	Exchange Controls52
E.	Taxation52
F.	Dividends and Paying Agents59
G.	Statement by Experts59
H.	Documents on Display59
I.	Subsidiary Information59
Item 11	Quantitative and Qualitative Disclosures About Market Risk59
Item 12	Description of Securities Other than Equity Securities60
Item 13	Defaults, Dividend Arrearages and Delinquencies60
Item 14	Material Modifications to the rights of Security Holders and Use of Proceeds60
Item 15	Controls and Procedures60
Item 16	[RESERVED]60
A.	Audit Committee Financial Expert.60
B.	Code of Ethics60
C.	Principal Accountant Fees and Services61
D.	Exemptions from Listings Standards for Audit Committees61
E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers61
F.	Change in Registrant's Certifying Accountant61
G.	Corporate Governance62
H.	Mine Safety Disclosure62

PART II……………………………………………………………………………………………………………….62

Item 17	Financial Statements62
Item 18	Financial Statements62
Item 19	Exhibits62

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

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this AIF, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada in accordance with NI 43-101 and the 2014 CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the 2014 CIM Standards.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7.

The SEC Modernization Rules include the adoption of definitions of terms, which are “substantially similar” to the corresponding terms under the 2014 CIM Standards that are presented above under “Resource and Reserve Categories (Classifications) Used in this AIF”.

We will not be required to provide disclosure on our mineral properties under the SEC Modernization Rules as we are presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the Multijurisdictional Disclosure System (“MJDS”) between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties in accordance with NI 43- 101 disclosure standards and CIM Definition Standards. However, if we either cease to be a “foreign issuer” or cease to be able to or entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules.

Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties in the AIF and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms under the SEC Modernization Rules are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any resources and reserves that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and “proven mineral reserves” and “probable mineral reserves” under NI 43-101 would be the same had we prepared these estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this AIF are or will be economically or legally mineable.

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

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

In May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months.  Our financial statements for the year ended April 30, 2021 have been reported on by Davidson & Company LLP, Chartered Professional Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre Vancouver, BC, Canada V7Y 1G6, a registered public accounting firm.

Item 1	Identity of Directors, Senior Management and Advisers

Not Applicable for Annual Reports

Item 2	Offer Statistics and Expected Timetable

Not Applicable for Annual Reports

Item 3	Key Information
A.Selected Financial Data

The following tables summarize selected financial data for our Company for the year ended April 30, 2021 and the past four years before that.  As indicated elsewhere in this Annual Report, in May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30.  The information in the tables for the years ended April 30, 2021, April 30, 2020, April 30, 2019, April 30, 2018 and April 30, 2017 was extracted from the detailed audited financial statements and related notes included in this Annual Report and should be read in conjunction with those financial statements and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 35, below.

Selected Financial Data
(Stated in thousands of Canadian Dollars)

IFRS as issued by the IASB	At April 30, 2017	At April 30, 2018	At April 30, 2019	At April 30, 2020	At April 30, 2021

Total Revenues	27,228	27,807	32,795	24,820	26,799
Earnings from Mining Operations	826	(4,928)	36	1,984	6,402
Earnings for the Year	7,222	(12,000)	(11,804)	(3,629)	2,892
Basic and Diluted Earnings per Share	0.15	(0.24)	(0.24)	(0.07)	0.06

IFRS as issued by the IASB	At April 30, 2017	At April 30, 2018	At April 30, 2019	At April 30, 2020	At April 30, 2021
Total Assets	82,096	64,451	57,005	54,413	46,471
Total Liabilities	17,178	15,383	17,969	17,109	10,191
Net Assets	64,918	49,068	39,036	37,304	36,280
Share Capital	50,605	50,725	50,725	50,725	50,725
Common Stock	49,146,851	49,646,851	49,646,851	49,646,851	49,646,851
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

Disclosure of Exchange Rate History

On July 23, 2021 the noon rate of exchange as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of United States dollars into Canadian dollars was US$1.00 = $1.2580.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months:

Month Ended	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
June 30, 2021	1.2433	1.2356
May 31, 2021	1.2089	1.2059
April 30, 2021	1.2322	1.2266
March 31, 2021	1.2628	1.2540
February 28, 2021	1.2702	1.2587
January 31, 2021	1.2874	1.2740

The following table sets forth the average rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, during the year ended April 30, 2021 and during each of the preceding four financial years ended April 30, calculated by using the average of the exchange rates on the last day of each month during the period:

Year Ended	Average Exchange Rate U.S. Dollars into Canadian Dollars
April 30, 2021	1.3088
April 30, 2020	1.3359
April 30, 2019	1.3179
April 30, 2018	1.2774
April 30, 2017	1.3179

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

During the year ended April 30, 2021, the cash flow generated from operating, investing and financing activities resulted in a net cash inflow of $2,651,000 (2020 - outflow of $988,000) bringing the Company’s cash balance to $4,392,000 (2020 - $2,105,000) with a working capital of $5,829,000 (2020 - $46,000) and an accumulated deficit of $26,610,000 (2020 - $29,502,000).  The ability of the Company to generate sufficient cash flows to continue operations is dependent upon many factors including, but not limited to, sufficient ore grade, ore production at the San Martin mine, control of mine production costs, administrative costs and tax costs and upon the market price of metals.  Cash flows may also be affected by the ability of the Company to reduce capital expenditures, including mine development.

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

As of April 30, 2021, we had cash of approximately $4,392,000 (2020 - $2,105,000) and working capital of approximately $5,829,000 (2020 - $46,000). We intend to use our future cash flows to fund exploration and development work and for general corporate purposes. Capital expenditures and funds for exploration in financial year 2022 are expected to total approximately $200,000. The primary expenditures are planned to be mine development and equipment purchases and replacement which are anticipated to be funded out of the mine’s cash flow.   We may have further capital requirements to the extent we decide to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to us. In addition, we may incur major unanticipated liabilities or expenses.  Failure to make required capital expenditures may impact our financial results.

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

Although we repaid all outstanding debt in 2020 (US$1,000,000 due on April 25, 2020 and Cdn$3,000,000 due June 18, 2020 (see press release of June 10, 2020), we may need to arrange additional loans in the future which may require scheduled payments.  Our mining operations may not be able to generate sufficient cash to service such future indebtedness should we incur such debt, and we may be forced to take other actions to satisfy our obligations, which actions may not be successful.

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

The VAT (IVA) is an indirect tax levied on the value added to goods and services, and it is imposed on carry out activities within Mexican territory.

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

The inflation rate applied to estimated future rehabilitation and closure costs is 3.0% and the discount rate currently applied in the calculation of the net present value of the provision is 8.0%.

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

The preparation of our Company’s consolidated financial statements requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. Our accounting policies and our critical accounting estimates and judgements are described in notes 3 and 4 respectively in our April 30, 2021 audited annual financial statements.

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

Mexico continues to undergo violent internal struggles between the government and organized crime with drug-cartel relations and other unlawful activities. The violence has increased since 2011 with the number of kidnappings throughout Mexico rising and continuing to be of particular concern.   Militarized crime has not diminished, with ongoing confrontations between Mexican security forces and drug cartels.  Shootouts, attacks and illegal roadblock may occur without warning.  The majority of crimes include homicides, kidnapping and extortion with the most dangerous regions centralized in specific regions of Mexico: Chihuahua, Colima, Coahuila, Durango, Guerrero, Guanajuato, Highway 45 between Leon and Irapuato, the area south of and including Highway 45D between Irapuato and Celaya,  Michoacán, Morelos - the Lagunas de Zempoala National Park, Nayarit - the area within 20 km of the border with Sinaloa and Durango, City of Tepic, Nuevo León, Sinaloa, Sonora and Tamaulipas. Travel advisories continue to prohibit intercity travel at night in numerous areas due to kidnappings, car jackings and highway robberies.   Queretaro for the most part remains largely unaffected and no travel advisory or restrictions are currently in effect.   However small incidents still occur and although the Company is vigilant in taking additional measures to increase security and protect both personnel and property, there is no absolute guarantee that such measures will provide an adequate level of protection for the Company.  The occurrence of these various factors and uncertainties cannot be accurately predicted, and could have an adverse effect on the Company’s operations or future profitability.

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

At April 30, 2021, we employed or contracted the services of approximately 244 persons (255 in 2020), including staff at the minesite.  We compete with other mining companies in connection with the recruitment and retention of qualified employees. At the present time, a sufficient supply of qualified workers is available for our operations. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. There can be no assurance that we will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs could have a material adverse effect on our operating costs.

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

The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  Although the company meets the net tangible asset exception to the definition of a penny stock, many brokers nonetheless maintain that any stock under $5.00 and not trading on a national securities exchange are still considered penny stocks.  Therefore, our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.”  The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 (exclusive of the value of a principal residence; and either individually or jointly with the individual’s spouse) or annual income exceeding US$200,000 in each of the two most recent years or US$300,000 jointly with their spouse for those years.

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

Acquisition of Creston Moly

On February 19, 2015, Starcore completed the acquisition of all of the shares of Creston from Deloitte Restructuring Inc., in its capacity as trustee in bankruptcy of Mercator Minerals Ltd., at a purchase price of CDN$2 million.  Creston was formerly a wholly-owned subsidiary of Mercator Minerals Ltd., who acquired Creston in June 2011 in a cash-and-shares deal valuing Creston at approximately CDN$194 million.  Creston is a British Columbia company that owns, through its subsidiaries, a 100% interest in the following three molybdenum-copper mineral projects: (i) the El Creston Project located in Sonora, Mexico; (ii) the Ajax Project located in British Columbia, Canada; and (iii) the Moly Brook Project located in Newfoundland, Canada.  See “Mineral Properties”.

Sierra Rosario: Sinaloa.

Located within the historically productive Sierra Madre Occident geological province in the northern Mexican state of Sinaloa, the Sierra Rosario property consists of two large mineral exploration concessions totaling 978.57 hectares.  In February 2018, the Company sold this property for US$100,000 and an additional 1% NSR.

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

Salary Reductions

On May 16, 2019, the Company reported that Starcore management had agreed to take a 25% reduction in salary effective May 1, 2019.  The agreement to reduce the current contracts with Robert Eadie, CEO, Gary Arca, CFO and Salvador Garcia, COO has been amended to provide for the 25% reduction and to increase the term to April 30, 2022 from July 31, 2020.  The reductions to the CEO, CFO and COO will result in annual savings to the Company of approximately $250,000.

43-101 Filing

On December 2, 2019, the Company filed a technical report authored by Erme Enriquez, C.P.G., B.Sc., M.Sc. entitled “Reserves and Resources in the San Martin Mine, Queretaro State, Mexico as of September 30, 2019” dated October 30, 2019 (the “Technical Report”).

Revenues:  See Item 5(A) “Operating Results”

Principal Market

Gold and silver doré in the form of bullion that is produced from our San Martin Mine is shipped primarily to a refinery in Europe. We also have a contract and the ability to ship to a refinery in the United States of America to mitigate the potential impact of unrelated problems that could arise using a lone refinery such as strikes or other issues. The terms of the refinery contracts provide for payment of 99.25% to 99.9% of the gold and 99.25% to 99.5% of the silver content with treatment charges of $0.30 to $0.75/troy oz of doré and refining charges of US$1.00/troy oz of gold. Payment is due 5 – 20 business days following receipt of the bullion at the refinery and based on the spot price when settled.

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

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Compañia Minera Peña de Bernal, S.A. de C.V.[1]	Mexico	100%[2]
Creston Moly Corp.	British Columbia	100%
American Consolidated Minerals Corp.	British Columbia	100%
Cortez Gold Corp.	British Columbia	100%
0993684 BC Ltd.	British Columbia	100%
Golden Oasis Exploration(3)	Nevada	100%
Tenajon Resources Corp.	British Columbia	100%[4]
Creston Mining Corporation	Ontario	100%[4]
Exploraciones Global S.A. de C.V.	Mexico	100%[5]
Arco Exploraciones S.A. de C.V.	Mexico	100%[6]

1.	Bernal, a wholly-owned subsidiary of Starcore, holds the title to the San Martin Mine in Queretaro, Mexico.

2.

To comply with Mexican corporate legislation, one share of Bernal is held of record by Mr. Robert Eadie, the CEO of Starcore, for the benefit of Starcore.  All economic benefits of this share ownership accrue to Starcore.

3.

Subsequent to the year end, in consideration of US$100,000, IM Exploration Inc. acquired Golden Oasis Exploration. See Item 4 - Information on our Company – D. Property, Plants and Equipment – Other Properties - Toiyabe Property, Nevada, USA

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

D.	Property, Plant and Equipment
a.

San Martin Mine, Queretaro, Mexico: Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned Starcore subsidiary, holds the mining concessions covering 12,991.78 ha (2021) - 5,588.5782 ha (2020) at the San Martin Project in the State of Querétaro.      The mining concessions include seven underground mining units and four units under exploration.  Luismin (now “Goldcorp Mexico”) operated the mine from 1993 to January, 2007 when it was purchased by our Company.  We have been mining at San Martin at a rate of approximately 300,000 tonnes per year.  We expect to continue to operate the mine as we convert resources to reserves.  Historically, the mine has typically maintained at least two years of reserves for operations.

b.

Our executive office is located at Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6. We lease a 2,264 square foot office, with total rent and common costs for this space being $107,724.84 per year from May 2020 to April 2022, increasing to $110,102.04 per year from May 2022 to April 2024, and $112,429.24 for the year May 2024 to April 2025.  The lease expires on April 30, 2025.  This office space accommodates all of our executive and administrative personnel and we believe that it is adequate for our current needs.  Should we require additional space, we believe that such space can be secured on commercially reasonable terms. See Item 5(F) for office lease obligations.

Mineral Properties

San Martin Mine, Queretaro, Mexico

Except as indicated below, the following description of the San Martin Mine has been extracted from the technical report entitled “Reserves and Resources in the San Martin Mine, Queretaro State, Mexico as of September 30, 2019” issued on October 30, 2019, (the “Technical Report”).  The Technical Report was prepared for Starcore in accordance with National Instrument 43-101 (“NI 43-101”) by Erme Enriquez C.P.G., B.Sc, M.Sc., who is independent.  The Technical Report is effective as at September 30, 2019.

The following table is a summary of mine production statistics for the San Martin mine for the years ended April 30, 2021 and 2020.  Although the mine reduced operations to 620 tons per day, the continued strength of the US dollar has resulted in profitable operational results even with the recently declining mill head grade.  Production for the year ended April 30, 2021 was 225,461 tonnes at an average head grade of 1.63 g/t gold and 24.7 g/t silver.

	Unit of measure	Actual results for period ended April 30, 2021	Actual results for period ended April 30, 2020
Mine production of gold in Doré	ounces	10,475	11,752
Mine production of silver in Doré	ounces	103,424	121,825
Total mine production – equivalent ounces	ounces	11,797	13,112
Silver to gold equivalency ratio		78.28	89.6
Mine gold grade	grams/tonne	1.63	1.82
Mine silver grade	grams/tonne	24.7	30.5
Mine gold recovery	percent	88	88
Mine silver recovery	percent	57	54
Milled	tonnes	225,504	229,830
Mine development, preparation and exploration	Meters	7,426	6,096
Mine operating cash cost per tonne milled	US dollars/tonne	55	65
Mine operating cash cost per equivalent ounce	US dollars/ounces	1,056	1,149
Number of employees and contractors at minesite		244	251

Location

The San Martin mine is located 47 kilometres, in a straight line, northeast of Queretaro City, Queretaro State, on local road No.100 and about 250 kilometres NW of Mexico City, near the towns of Tequisquiapan and Ezequiel Montes.  The San Martin underground mine has been in operation since 1993.

The San Martin Mine complex consists of 8 mining claims that cover 12,991.7805 hectares (2021) (reported as 5,588.5782 hectares in 2020 due to an application to reduce the surface area, application has since been withdrawn.

.

The following table summarizes the mining concessions comprising the San Martin Mine property.

No. on Map	Concession Name	Exp.	Title	Term of Concession		Hectares	2020 Annual Taxes (Pesos)
				From	To		1st Sem	2nd Sem
1	San Martin 2	321.1/6-72	191134	29/04/1991	28/04/2041	190.7972	$32,480	$32,480
2	San Martin	321.1/6-71	191423	19/12/1991	18/12/2041	132.0818	$22,485	$22,485
3	La Trinidad	6/1.3/276	204824	13/05/1997	13/05/2047	2,610.7224	$444,424	$444,424
4	San Martin Fracc. A.	6/1.3/00409	215262	14/02/2002	13/02/2052	37.1099	$6,318	$6,318
5	San Martin Fracc. B.	6/1.3/00411	215263	14/02/2002	13/02/2052	22.8901	$3,897	$3,897
6	San Martin Fracc. C.(1)	6/1.3/00412	215264	14/02/2002	13/02/2052	1,185.8658 (2)	$201,870	$201,870

7	San Martin 3	6/1.3/00410	215301	14/02/2002	13/02/2052	60.0000	$10,214	$10,214
8	San Martín Cuatro.(1)	065/15357	221844	02/04/2004	01/04/2054	1,349.1110(3)	$229,660	$229,660

TOTAL						5,588.5782	$951,348.00	$951,348.00

(1)

Claims San Martin Fracc. C, Title 215264 and San Martin Cuatro, Title 221844 are reverting to their original surface areas.  The application for reduction for each of the claims, which was filed with the Mexican Mining Bureau (Dirección General de Minas) in 2020, has been withdrawn.

(2)	San Martin Fracc. C’s surface will revert to its original surface area of 3,182.5644 has. instead of 1,185.8558 has., and 2021 payments will be made based on the original surface area.
(3)	San Martin Cuatro’s surface will revert to its original surface of 6,755.6145 has. instead of 1,349.1140 has., and 2021 payments will be made based on the original surface area.

Compañía Minera Peña de Bernal, SA de CV San Martin Mine Project

Historical Production 1993-April 30, 2021

Year	Tonnes	Grade		Production
		Au (g/t)	Ag (g/t)	Oz Au	Oz Ag	Oz Au Eq.
1993	28,267	2.53	60	1,387	24,463	1,707
1994	134,118	3.19	35	13,179	81,605	14,298
1995	146,774	3.40	38	16,172	180,459	17,068
1996	187,691	3.40	44	19,553	155,160	21,620
1997	219,827	3.27	43	22,016	174,013	24,570
1998	224,279	3.45	50	23,680	210,680	27,539
1999	242,295	3.46	46	25,852	194,110	29,624
2000	284,490	3.61	54	31,209	245,310	35,571
2001	287,520	3.76	65	32,773	330,217	38,068
2002	268,451	4.26	71	35,634	370,406	41,124
2003	276,481	4.29	82	36,438	464,947	42,692
2004	272,734	4.47	83	36,935	458,681	44,377
2005	282,392	3.92	65	32,814	349,071	38,543
2006	278,914	2.82	52	22,004	235,806	26,529
2007	252,400	3.34	49	25,232	224,714	29,606
2008	266,600	2.50	33	18,733	159,877	21,367
2009	272,856	2.43	33	19,171	167,827	21,696
2010	275,290	2.03	30	15,492	163,489	18,156
2011	296,845	2.14	39	17,694	267,237	23,736
2012	309,796	2.09	25	16,197	160,678	19,213
2013	306,941	2.66	24	22,247	129,861	24,425
2014	311,210	2.35	22	20,062	112,010	21,755
2015	309,565	2.09	20	17,903	104,767	19,319
2016	286,278	1.94	16	14,606	68,463	15,547
2017	259,709	1.69	13	11,563	54,287	12,246
April 30 2018	99,067	1.59	36	4,410.96	64,459.38	5,218.98
April 30, 2019	314,347 314,347	1.62	39	13,651	224,544	16,393
April 30, 2020	229,830	1.85	30	11,752	121,825	13,112
April 30, 2021	225,504	1.63	24.7	10,475	103,424	11,797
TOTALS	6,836,124	2.82	42	588,835	5,602,390	676,917

□	Resources are valid as of April 30, 2021 as defined by end of month April 2021 topography.
□	Measured, Indicated and Inferred resource cut-off grades were 1.66 g/t gold equivalent at San Martín.
□

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

□	Metallurgical recoveries were 88% gold and 55% silver.
□	Gold equivalents are based on a 1:75.00 gold: silver ratio. Au Eq= gAu/t + (gAg/t ÷ 75.00)
□	Price assumptions are $1800 per ounce for gold and $24.00 per ounce for silver for resource cutoff calculations.
□	Mineral resources are estimated exclusive of and in addition to mineral reserves.
□	Resources are constrained by a conceptual underground mining using parameters summarized in section.
□	Resources were estimated by Starcore and reviewed by Erme Enriquez CPG.
□	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Total Proven and Probable Mineral Reserves at the San Martin mine as of April 30, 2021 estimated by Starcore and reviewed by Erme Enriquez are 1,224,030 tonnes at a grade of 1.99 g Au/t and 19 g Ag/t.

□	Reserve cut-off grades are based on a 1.66 g/t gold equivalent.
□	Metallurgical Recoveries were 88% gold and 55% silver.
□	Mining Recoveries of 90% were applied.
□	Minimum mining widths were 1.5 meters.
□	Dilution factors is 20%. Dilution factors are calculated based on internal stope dilution calculations.
□	Gold equivalents are based on a 1:75.00 gold - silver ratio. Au Eq= gAu/t + (gAg/t ÷ 75.00)
□	Price assumptions are $1800 per ounce for gold and $24 per ounce for silver.
□	Mineral resources are estimated exclusive of and in addition to mineral reserves.
□	Resources were estimated by Starcore and reviewed by Erme Enriquez C.P.G.
□	Dilution factor is 20%. Dilution factors are calculated based on historical internal stope dilution calculations.
□	Reserves are exclusive of the indicated and measured resources.

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

For the year ended April 30, 2021, the San Martin plant achieved 88 % recovery of gold and 57 % of silver from the 225,504 tonnes milled during the fiscal year. Head grades averaged 1.63 g/t gold and 24.7 g/t silver resulting in 11,797 equivalent gold ounces of production during the fiscal year.  Equivalent gold ounce calculation is based on the actual daily average gold: silver ratio of 1 to 89.6 during the fiscal year.

For the period ended April 30, 2020, surface and underground exploration programs were conducted using both company and contractor drill rigs. Between May 1, 2020 until April 30, 2021, a total of 7,680 exploration meters were drilled using the company’s drill rigs.

The exploration highlights during the year at the San Martin mine include three positive drill holes in section 28 of the mine. The potential to find additional mineralization exists to the east, where it is open for 700 meters.

SAN MARTIN DRILL HOLE HIGHLIGHTS
HOLE ID	WIDTH TRUE (M)	ASSAYS
		Au g/t	Ag g/t
DC2820-214	1.92	2.1	57
DC2820-215	2.47	2.4	21
DC2820-217	1.32	4.7	14

In the San Jose II mine near to surface, a new body was intercepted on the hanging wall of San Jose vein, where we have drilled 14 positive holes.  The vertical potential is open to the east, where it will be the next target for the incoming months.

SAN JOSE II DRILL HOLE HIGHLIGHTS
HOLE ID	WIDTH TRUE (M)	ASSAYS
		Au g/t	Ag g/t
DCSJ21-70	0.77	1.6	26
DCSJ21-71	0.83	1.8	45
DCSJ21-72	5.35	1.9	51
DCSJ21-73	5.63	1.0	23
DCSJ21-74	1.68	0.9	7
DCSJ21-75	6.85	1.5	41
DCSJ21-76	4.57	1.5	18
DCSJ21-77	4.76	0.6	15
DCSJ21-81	7.42	1.5	21
DCSJ21-83	2.14	3.5	43
DCSJ21-84	0.89	1.2	6
DCSJ21-91	2.70	1.2	48
DCSJ21-92	0.70	0.7	10
DCSJ21-94	1.11	1.2	27

In the northwest part of the San Martin mine, at an elevation of 1970 meters, a manto of breccia was intercepted, resulting in seven positive drill holes. The diamond drill hole exploration is continuing northwest of current operations where potential to find addition mineralization is open for more than 700 meters.

SAN MARTIN NORTHWEST DRILL HOLE HIGHLIGHTS
HOLE ID	WIDTH TRUE (M)	ASSAYS
		Au g/t	Ag g/t

SAN MARTIN NORTHWEST DRILL HOLE HIGHLIGHTS
HOLE ID	WIDTH TRUE (M)	ASSAYS
		DC3120-162	2.98	4.4	30
DC3120-163	0.92	1.8	19
DC3120-165	1.60	8.3	94
DC3121-166	7.25	1.7	24
DC3121-167	2.05	2.1	25
DC3121-168	0.46	1.0	51
DC3121-169	0.88	2.1	24

The Company continues to explore through the development of drifts to convert resources into reserves.

Other Mineral Properties

In addition to our principal property, the San Martin Mine, we have several other mineral interests in exploration properties, as summarized below, which we do not consider to be material to our operations at this time or have been sold or discontinued.  These include three molybdenum-copper exploration projects that we acquired through our acquisition of Creston Moly Corp. (“Creston Moly”) from Deloitte Restructuring Inc., in its capacity as trustee in bankruptcy of Mercator Minerals Ltd., in February 2015 for a purchase price of Cdn$2 million – namely, the El Creston Project in Mexico, the Ajax Project in British Columbia and the Moly Brook Project in Newfoundland (abandoned in 2019).

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

Ajax Molybdenum Property, British Columbia, Canada
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
501393	mq2	Tenajon Resources Corp./ 100%	NONE	Claim/ Mineral Exploration	402.28	12/01/2005 14/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
504775	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	255.99	25/01/2005 27/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
504776	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	292.7	25/01/2005 27/07/2021	No work required until 2021. No gov't fees	None	Govern-ment

Ajax Molybdenum Property, British Columbia, Canada
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
504782	mq-5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	146.22	25/01/2005 27/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
505618	mq5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	256.00	02/02/2005 04/07/2021	No work required until 2021. No gov't fees	None	Govern-ment
511540		Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	365.67	22/04/2005 09/06/2021	No work required until 2021. No gov't fees	None	Govern-ment
				Total	1,718.86

o	Moly Brook Project, Newfoundland.

Creston’s Moly Brook molybdenum property located on the south coast of Newfoundland is centered 2.5 km from the outport of Grey River less than 4 kilometres from a deep water, ice free navigable fjord.  During the year ended April 30, 2019, the Company decided to abandon the property and all costs associated with this property have been written off in the Consolidated Statements of Operations and Comprehensive Income.

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

Pursuant to the acquisition of AJC, the Company acquired the right to a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest Inc. (“Minquest”)

Consideration to be paid for the interest is USD$900,000 (payable over 5 years commencing October 19, 2018) and the Company must incur total exploration expenditures of USD$1,025,000 on the property (which expenses have been incurred) as agreed by MinQuest. Annual payments commencing October 19, 2018 are $60,000 (paid), $80,000 (paid), $100,000 (deferred to May 31, 2021, (See below) by amending the agreement with Minquest), $120,000, $140,000 and $400,000.

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

On March 2021, the Company and IM Exploration Inc. (“IM”) announced that that they had entered into a binding agreement (the “Term Sheet”), which set forth the terms for the assignment of Starcore’s option to acquire a 100% interest (the “Transaction”) in the Toiyabe Gold Project in Lander County, Nevada (the “Project”) from Minquest Ltd. (“Minquest” or the “Optionor”).  On April 22, 2021, Starcore announced it had formalized the Transaction, through an assignment and assumption agreement with IM.

Transaction Details

As consideration for the assignment of Starcore’s right to acquire a 100% interest in the Project, IM has issued Starcore 4,100,000 common shares in the capital of IM (the “Consideration Shares”) at a fair value at date of issuance price of $0.19 per Consideration Shares. The Consideration Shares will be subject to a contractual escrow period of twelve (12) months following the date of issuance, with 25% being released every three (3) months, with the first release occurring no later than 3 months after the closing of the Transaction and a cash payment paid to Starcore in the amount of US$150,000.

Subsequent to the closing of the Transaction, in consideration of US$100,000, IM also acquired Golden Oasis Exploration, the Company’s wholly-owned subsidiary in Nevada, which held the bond lodged with the Bureau of Land Management in respect of the Toiyabe property.

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

The Company accepted an offer on July 5, 2019, to purchase 100% of the shares of Altiplano for US$1.6 million. Terms of the transaction were filed on July 31, 2019. The stock purchase agreement requires the payment of the US$1.6 million in instalments as to US$0.5 million on closing (received), US$0.5 million on August 31, 2019 (received), and US$0.2 million each 3 months from November 30, 2019 to May 31, 2020. (All payments received.)  The sale of Altiplano is now complete.

Item 5	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal period ended April 30, 2021 should be read in conjunction with our financial statements and related notes included in this Annual Report.  Our financial statements included in this Annual Report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Year Ended April 30, 2021, April 30, 2020 and April 30, 2019 (in thousands of audited)

	Twelve-Month Year Ended April 30, 2021	Twelve-Month Year Ended April 30, 2020	Twelve-Month Year Ended April 30, 2019
Revenues
Mined ore	26,799	24,820	27,053
Purchased concentrate	-	-	5,742

Total revenue	26,799	24,820	32,795
Cost of sales
Mined ore	(16,038)	(19,150)	(22,975)
Purchased concentrate	-	-	(5,891)
Depreciation and depletion	(4,359)	(3,686)	(3,893)

Total cost of sales	(20,397)	(22,836)	(32,759)
Earnings from mining operations	6,402	1,984	36
Financing income(costs)	(148)	(554)	(311)
Foreign exchange gain (loss)	(697)	(369)	(125)
Professional and consulting fees	(738)	(1,000)	(781)
Management fees and salaries	(1,283)	(1,151)	(1,405)
Office and administration	(598)	(942)	(1,250)
Property investigation costs	(47)	-	(54)
Shareholder relations	(220)	(297)	(246)
Regulatory and transfer agent fees	(112)	(83)	(112)
Loss before taxes	2,559	(2,412)	(4,248)
Sale of Altiplano	-	(39)	-
Allowance for receivables	-	-	(441)
Other Income: Sale of San Pedrito	-	-	-
Other Loss: Impairment of Mining Interest	-	-	(4,804)
Other Loss: Loss on disposal of E&E Asset	-	-	(82)
Other Loss: Loss on sale of Toiyabe	(1,116)

Income tax recovery (provision)	1,449	(1,178)	(2,229)
Earnings for the year	2,892	(3,629)	(11,804)

Comparison April 30, 2021 to April 30, 2020

Overall, revenue from mining operations increased by $1,979 for the year ended April 30, 2021 compared to the comparative year ended April 30, 2020, due mainly to higher gold and silver prices, partially offset by lower metal production and ore grade processed in the current year compared to the prior comparable year.

Sales of metals for mining operations for the year ended April 30, 2021 approximated 10,161 ounces of gold and 94,218 ounces of silver sold at average prices in the year of US$1,825 and US$25.38 per ounce, respectively. This is a decrease in sale of gold and silver ounces when compared to the prior comparable year ended April 30, 2020 where sales of metal approximated 11,357 ounces of gold and 117,148 ounces of silver, however, sold at much lower average prices of US$1,491 per ounce for gold and US$16.61 per ounce for silver.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $4,359 compared to $3,686 in the prior comparable year ending April 30, 2020, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management. The increase is largely due to an increase in amortization of the leases on mobile equipment in accordance with the change to IFRS 16, offset partially by the reduction of production tonnage calculated over the total resource.

For the year ending April 30, 2021, the Company had gross profit of $6,402 from mine and concentrate operations compared to gross profit of $1,984 for the year ended April 30, 2020. The higher gross profit was due mainly to the cost savings measure taken in the first two quarters of the prior year, as discussed previously, whereby the Company reduced its staff by 32% at the San Martin Mine incurring severance costs of approximately US$600,000 related to the staff reduction. The lower tonnes processed, the higher recovery for gold, the higher overall metal prices during this period combined with the planned lower overall mine processing costs resulted in much higher gross profit from mined ore.

Other Items

Changes in other items for the year ended April 30, 2021, resulted in the following significant changes from the year ended April 30, 2020:

•

Financing costs during the year decreased by $406 primarily due to repayment of the US$1,000 loan in the prior year fourth quarter and the repayment of the $3,000 principal of Bonds outstanding in June of this year;

•	Office and administration decreased by $344 due to lower corporate costs relating to general regulatory administration in the current year and due to the sale of Altiplano;
•	Management fees and salaries increased by $132 mainly due to the increase in RSU/ DSU liability accrued based on the increased price of the Company’s shares on the TSX;
•

Foreign exchange loss increased by $328 for the year ended April 30, 2021. The increase relates primarily to the fluctuations of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations, and may be realized or unrealized at the period end;

•

Professional and consulting fees decreased by $262 to $738 for the year ended April 30, 2021. Professional fees relate primarily to charges in relations to legal, tax and audit fees and decreased mainly due to costs related to the sale of Altiplano in the prior year;

•	Deferred Income Tax (“DIT”) decreased by $2,627 due mainly to the difference in asset base of the underlying amounts that determine the temporary differences from year to year.

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

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves.  As at April 30, 2021, the Company was holding cash of 4,392,000 (2020 - $2,105,000).

Obligations due within twelve months of the year ended,	2021	2022	2023 and beyond
Trade and other payables	$2,213	$-	$-
Lease liability	418	286	137
Reclamation and closure obligations	$-	$-	$2,545

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

2.

During the year ended April 30, 2018 the Company secured an additional $1,283 (USD1,000) loan with a lender.  The loan was secured against certain assets of the Company and bore interest at 8% per annum.  The full principal plus accrued interest on the loan was to be repaid to the lender on October 25, 2019.  The Company paid the interest on the loan on October 25, 2019 and the lender agreed to extend the loan for an additional 6 months to April 25, 2020.   The loan was repaid in full on the due date.

As at June 10, 2020, the Company is debt free.

3.

The Company has no contractual commitments for capital expenditures and has disclosed all material commitments under Section F (“Tabular disclosure of contractual obligations”).  The Company does have budgeted capital expenditures to be incurred in the normal operation of the San Martin Mine and for exploration of properties, which are expected to approximate $2.0 million in fiscal 2021.

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

F.	Tabular Disclosure of Contractual Obligations

Obligations due within twelve months of the year ended,	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of Canadian dollars)
Trade and other payables	2,213	2,213	-	-	-
Loan payable – current portion	-	-	-	-	-
Rehabilitation and closure cost provision	2,545	-	-	-	2,545
Executive employment agreement obligation	686	450	-	-	-
Explorations and evaluation asset	1,000	200	600	200	-
Land lease obligation	132	132	-	-	-
Equipment lease obligation	574	359	215	-	-
Office lease obligation	274	66	208	-	-
G.	Safe harbor.

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
Robert Eadie Chief Executive Officer, President and Director Age: 56

As our Chief Executive Officer, Mr. Eadie is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Eadie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.  Mr. Eadie was one of the founders of our Company.

Gary Arca Chief Financial Officer and Director Age: 61	As Chief Financial Officer, Mr. Arca is responsible for the management and supervision of all the financial aspects of our business; as a director, Mr. Arca participates in management oversight.

Name Office Held Age	Area of Experience and Functions in Our Company
Salvador Garcia Chief Operations Officer and Director Age: 65

As our Chief Operating Officer, Mr. Garcia is responsible for our exploration, development and mining operations and for management of our Mexican operations; as a director, Mr. Garcia participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Cory Kent Corporate Secretary Age: 52

As Corporate Secretary, Mr. Kent is responsible for ensuring that the board of directors has the proper advice and resources to fulfill their duties to shareholders.  Mr. Kent’s duties include compliance with statutory and regulatory requirements.

Jordan Estra Director Age: 74

As an independent director, Mr. Estra provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards.  Mr. Estra is a member of the Audit Committee.

Federico Villaseñor Director Age: 70

As an independent director, Mr. Villaseñor provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Villaseñor is a member of the Audit Committee.

Tanya Lutzke Director Age: 52

As an independent director, Ms. Lutzke provides oversight for management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Ms. Lutzke is a member of the Audit Committee. Her membership in the Board of Directors also confirms management’s compliance with gender diversity in its Board.

Robert Eadie – Chief Executive Officer, President and Director

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

Mr. Arca is Chair of the Corporate Governance Committee.

Salvador Garcia – COO & Director

Mr. Garcia has been our Chief Operating Officer since August 2017 and a Director of the Company since October 2017. With over 39 years of progressive experience in the mining industry in Mexico. his extensive experience encompasses mine development and production including open pit and underground operations.

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

Mr. García holds a BSc. degree in Mining Engineering from the Guanajuato University School of Mines in Mexico. In addition, Mr. García is the President of the Mining Cluster of Sonora State, member of the CAMIMEX (Mexican Mining Chamber) Advisor Board, Member of the Mining Cluster of Zacatecas State, Member of the Mining Advisor Board of San Luis Potosi State.

Cory Kent LLB – Corporate Secretary

Mr. Kent is a Partner at McMillan LLP and was the Executive of the Securities Law Section of the Canadian Bar Association from 2002 - 2004.  With a practice focused on corporate securities law and related technology, natural resources and commercial matters, Mr. Kent possesses a strong and varied legal background suited to the junior mining sector.

Mr. Jordan Estra – Director

Mr. Estra has been a director of our Company since March 2010.  He joined Boustead Securities, LLC, a full service investment banking firm headquartered in Irvine, California as Managing Director in 2019 and is the Head of the Mining & Metals Investment Banking Practice.  Mr. Estra is also currently President and Chief Executive Officer of Ophir Brasil Mineracao, Ltda., a privately owned gold mining company in Brazil, and President and Chief Executive Officer of Ophir Consulting Group, Inc., a privately owned mining consulting company. His background includes experience as a leading research analyst for a number of international investment banks.

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

Mr. Federico Villaseñor – Director

Mr. Villasenor has been a director of our Company since February, 2007.  He is currently a consultant to various mining companies.  From 2007 to 2014, he served as the Business Development Director for Goldcorp Mexico, a subsidiary of Goldcorp Inc., a leading global gold producer engaged in the acquisition, exploration, development and operation of gold properties in Canada, the United States and Latin America.  He obtained a BSc. in Mining Engineering from the University of Guanajuato in 1972, a Master of Science from Columbia University of New York City in 1976 and a Finance Degree from the Instituto Tecnológico Autónomo de México.in 1985.  Mr. Villaseñor has been a member of the Mexican Mining Chamber Board.

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

Ms. Lutzke sits on the Audit Committee.

Director Interlocks

Each of our directors and officers has served and continue to serve as officers and/or directors of other companies engaged in natural resource exploration and development and related industries.

Messrs. Robert Eadie and Gary Arca (who are, respectively, the Chief Executive Officer and Chief Financial Officer of our Company), in addition to serving on our Board of Directors, are also executive officers and/or directors of iMining Blockchain and Cryptocurrency Inc., a junior company listed on the TSX Venture Exchange, and Hemp for Health Inc. and Bond Resources Inc. which are junior companies listed on the Canadian Securities Exchange.

Tanya Lutzke, a member of our Board of Directors, also serves as a director of iMining Blockchain and Cryptocurrency Inc.

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

Executive Compensation

The following table contains information about the compensation paid for services in all capacities to us, including compensation paid to or earned by (a) our Chief Executive Officer (or an individual who acted in a similar capacity); (b) our Chief Financial Officer (or an individual who acted in a similar capacity); (c) each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers as at April 30, 2021 and whose total salary and bonus exceeds $150,000 during the period ended April 30, 2021; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of our Company as of April 30, 2021.

Summary Compensation Table

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year ended April 30, 2021 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year ended April 30, 2021	Salary(1) ($)	Share-based awards(4) ($)	Option-based awards ($)	Non-equity incentive plan compensation(2) ($)		Pension value ($)	All other compen-sation(3) ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Robert Eadie Executive Chairman, CEO & President	2021	270,000	3,800	-	-	-	-	12,000	285,800
Gary Arca CFO	2021	144,000	2,375	-	-	-	-	12,000	158,375
Salvador Garcia COO	2021	440,044	10,925	-	-	-	-	-	450,969

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

(2)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended April 30, 2021.
(3)	All other compensation includes $12,000 paid to each of Mr. Eadie and Mr. Arca as directors’ fees for 2021.
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

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year ended April 30, 2021 and subsequent thereto, no stock options were granted.  See “Options and Stock Appreciation Rights.”

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

There were no outstanding stock options as at April 30, 2021.  Any unexercised options expired on January 15, 2019 and no values can be attributed as there were no unexercised in the money options as at that date.

Option and SAR Repricings

All unexercised options expired on January 15, 2019.

Defined Benefit or Actuarial Plan

We do not have a defined benefit or actuarial plan.

Compensation of Directors

The compensation provided to the directors, excluding the three officers named in the foregoing, for the Company’s most recently completed financial year of April 30, 2021, is as follows:

Name(1)	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation(3) ($)	Total ($)
Cory Kent(4)	6,600	32,550	-	-	-	-	39,150
Ken Sumanik(5)	7,100	32,550	-	-	-	-	39,650
Jordan Estra	-	-	-	-	-	-	-
Federico Villaseñor	10,477	-	-	-	-	-	10,477
Tanya Lutzke	13,500	-	-	-	-	-	13,500
(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
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

(4)	Mr. Kent did not stand for re-election as a director on November 17, 2020 but continues to serve as the Company’s Corporate Secretary.
(5)	Mr. Sumanik did not stand for re-election as a director on November 17, 2020.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at April 30, 2021, for each director, excluding a director who is already set out in disclosure for a Named Executive Officer for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Cory Kent(2)	Nil	n/a	n/a	Nil	Nil	Nil
Ken Sumanik(3)	Nil	n/a	n/a	Nil	Nil	Nil
Jordan Estra	Nil	n/a	n/a	Nil	Nil	Nil
Federico Villaseñor	Nil	n/a	n/a	n/a	Nil	Nil
Tanya Lutzke	Nil	n/a	n/a	n/a	Nil	Nil
(1)	The market price of the Company’s common shares as reported on the TSX on April 30, 2021 was $0.24 per share.
(2)	Mr. Kent did not stand for re-election as a director on November 17, 2020 but continues to serve as the Company’s Corporate Secretary.
(3)	Mr. Sumanik did not stand for re-election as a director on November 17, 2020.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended April 30, 2021, for each director who was not a Named Executive Officer

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Cory Kent(1)	Nil	317	Nil
Ken Sumanik(2)	Nil	Nil	Nil
Jordan Estra	Nil	Nil	Nil
Federico Villaseñor	Nil	Nil	Nil
Tanya Lutzke	Nil	Nil	Nil
(1)	Mr. Kent did not stand for re-election as a director on November 17, 2020 but continues to serve as the Company’s Corporate Secretary.
(2)	Mr. Sumanik did not stand for re-election as a director on November 17, 2020.
C.	Board Practices

Each director of our Company is elected annually and holds office until the next annual general meeting of the shareholders unless that person ceases to be a director before then.  Our last annual general meeting of the shareholders was held on November 17, 2020.

Name and Position with the Company	Director/Officer Since
Robert Eadie Executive Chairman, Chief Executive Officer and Director	October 24, 2003
Salvador Garcia Chief Operating Officer and Director	August 23, 2017(COO) October 24, 2017 (Director)
Gary Arca Chief Financial Officer and Director	January 25, 2006
Federico Villaseñor Director	February 1, 2007
Jordan Estra Director	March 26, 2010
Tanya Lutzke Director	October 28, 2016

1.  Executive Employment Agreements

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, and further amendment of May 1, 2019, Robert Eadie is paid a base salary of $270,000 per annum, for acting as Chief Executive Officer of the Company.  The agreement expires on April 30, 2022 and may be terminated upon notice in writing and payment of 24 months salary.  In addition, the agreement provides that, for a period of 30 days after a “change of control”, Mr. Eadie may, by notice in writing to the Company, deem the agreement to be terminated, in which case Mr. Eadie will receive a lump sum payment of $540,000. A change of control (a “Change of Control”) is deemed to occur when (i) there is a sale of all or substantially all of the assets of the Company, (ii) there is a merger of the Company whereby shareholders of the Company hold less than 50% of the shares in the surviving entity, (iii) there is a change in ownership of voting securities of the Company sufficient to permit any person to elect or appoint a majority of the Board of Directors, (iv) any person or persons acting jointly or in concert acquire greater than 50% of the outstanding voting securities of the Company, or (v) there is a change in the composition of the Board of Directors of the Company as a result of a proposal by a shareholder group not supported by management resulting in current members of the Board of Directors representing less than 51% of the members of the Board of Directors.  In addition to his base salary, Mr. Eadie received fees for his services as a director in the amount of $12,000 for the year ended April 30, 2021.

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, and further amendment of May 1, 2019 Gary Arca is paid a base salary of $180,000 per annum, for acting as Chief Financial Officer of the Company.  The agreement expires on April 30, 2022 and may be terminated upon notice in writing and payment of 24 months salary.  In addition, the agreement provides that, for a period of 30 days after a Change of Control, Mr. Arca may, by notice in writing to the Company, deem the agreement to be terminated, in which case Mr. Arca will receive a lump sum payment of $360,000.  In addition to his base salary, Mr. Arca received fees for his services as a director in the amount of $12,000 for the year ended April 30, 2021.

Salvador Garcia is paid a base fee of US236,250 for acting as Chief Operating Officer of the Company.  Mr. Garcia received fees for his services as a director in the amount of $nil for the year ended April 30, 2021.

The voluntary reductions to the salaries made by the CEO, CFO and COO have resulted in annual savings to the Company of approximately $250,000.

2.Committee

The members of our Company’s audit committee include Jordan Estra (Chairman), Tanya Lutzke and Federico Villaseñor.  The audit committee is directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures.  The audit committee also considers whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of our Company.  The audit committee also reviews the financial statements and financial information prior to its release to the public.

D.	Employees

The San Martin mine operates with a combination of contractors and employees. Most of the hourly workers are contracted through the union or syndicate.  The mine has a good relationship with the union and has seen significantly fewer labour issues than most other mines in Mexico.

As at April 30, 2021, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

San Martin Mine	58	132	54	244
Vancouver Office	6	1	1	8
Total	64	133	55	252

As at April 30, 2020, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

San Martin Mine	54	136	57	247
Vancouver Office	6	1	1	8
Total	60	137	58	255

As at April 30, 2019, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

Altiplano	-	-	-	-
San Martin Mine	74	170	95	339
Vancouver Office	6	-	3	9
Total	80	170	98	348

E.	Share Ownership

There were 49,646,851 common shares issued and outstanding as of April 30th, 2021.  Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following common shares as of April 30, 2021:

Name	Number of Common Shares Beneficially Owned	Percentage
Robert Eadie	3,632,117	7.31%
Gary Arca	437,999	0.88%
Salvador Garcia	500,000	1.00%
Cory Kent	77,625	0.15%

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

For information concerning options held by our officers and directors, please see “Compensation”.

Stock Option Plan

The Company does not currently have any equity compensation arrangements in place under which directors, officers or employees can be granted an equity interest in the Company.  The Company previously had an incentive stock option plan in place (the “Plan”) pursuant to which the Board had the ability to grant options to purchase common shares (“Options”) to directors, officers, employees and consultants to the Company.  The Plan was subject to shareholder approval, which was not received at the Company’s January 28, 2014 annual general meeting.  Options granted under the Plan prior to January 28, 2014 have expired.  As at the April 30, 2021, no Options to purchase  common shares remain outstanding under the Plan.

Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

Effective August 1, 2016, The Board of Directors approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) as part of the Company’s compensation arrangements for directors, officers, employees or consultants of the Company or a related entity of the Company. Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued.

RSU

The RSU plan was for eligible members of the Board of Directors, eligible employees and eligible contractors. As of January 31, 2021, all RSUs have been paid out and there are no outstanding RSUs remaining unsettled.  The liability portion for the year ended April 30, 2021 is $Nil (April 30, 2020 - $30). No RSU’s were granted in the current fiscal period.

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than August 1st of the calendar year immediately following the calendar year of termination of service. DSU Awards going forward will vest on each anniversary date of the grant over a period of 3 years. The DSU share plan transactions during the period were as follows:

Units
Outstanding at April 30, 2019 & 2020	1,010,000 800,000

Based on the fair value of $0.24 per share, the Company has recorded a liability in its financial statements of $192 (April 30, 2020 - $90) under Trades and Other Payable on the Statement of Financial Position. No DSU’s were granted in the current year.

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

The following table sets forth, as of April 30, 2021, the persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name of Shareholder	No. of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares	Percentage of Fully Diluted Common Shares(1)
2176423 Ontario Ltd. (a private company controlled by Eric S. Sprott) Toronto, Ontario	6,163,193(2)	12.41%	11.65%
Italpreziosi S P A	3,787,135	7.63%	7.16%
Robert Eadie	3,632,117	7.32%	6.87%
(1)

Based on 49,646,851 common shares issued and outstanding as at April 30, 2021 and 3,250,000 being the number of shares issuable upon the exercise of issued and outstanding warrants which are exercisable, for a total of 52,896,851 fully diluted common shares.

(2)

The information is at April 30, 2021, as derived from SEDI, the electronic filing system for Insider Reporting.   The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at June 30, 2020, the registrar and transfer agent for our Company reported that there were 49,646,851 common shares of our Company issued and outstanding.  Of these, 44,036,225 were registered to Canadian residents (245 shareholders), 1,299,476 were registered to residents of the United States (92 shareholders) and 4,311,150 were registered to residents of other foreign countries (11 shareholders).

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
A.	Consolidated Statements and Other Financial Information

Item 18 of this Annual Report contains our financial statements as at and for the year ended April 30, 2021.  Our financial statements are stated in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Export Sales
(All dollar figures are in ‘000s)

Export sales constituted 100 percent of our Company’s total sales volume during the fiscal years disclosed in the following table:

Year	Sales	Export Sales (%)
2021	$26,799	100%
2020	$24,820	100%
2019	$32,795	100%
2018	$27,807	100%
2017	$27,228	100%

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

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income.  The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year.  However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.” For purposes of the election, PFIC stock is marketable if it is regularly traded on (i) a national securities exchange that is registered with the SEC, (ii) the national market system established under Section II A of the Securities Exchange Act of 1934, or (iii) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

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

Our current independent public accountants provided audit and other services during the fiscal year ended April 30, 2020 and April 30, 2021:

	April 30, 2020	April 30, 2021
Audit Fees	85,000	92,500
Audit-Related Fees	30,000	30,000
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total Fees	115,000	122,500

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report as Exhibit F-1:

Audited financial statements of the Company for the year ended April 30, 2021, including consolidated statements of financial position, consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

The Company’s Financial Statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number	Description
1.	Articles of Incorporation
1.1	Notice of Articles of Starcore International Mines Ltd. dated November 1, 2017.[2]
1.2	Amended Articles of Starcore International Mines Ltd. dated October 24, 2017.[2]
1.3 1.4	Notice of Change of Directors dated November 1, 2017. [2] Notice of Change of Directors dated November 17, 2020.

1.5	Amended Articles of Starcore International Mines Ltd. dated November 17, 2020.
4.	Material Contracts

4.1	Arrangement Agreement dated May 29, 2015 between the Company and Cortez Gold.[1]
8.	List of Subsidiaries
8.1	Subsidiaries of the Company.
12.	Certifications
12.1	Certification of the Chief Executive Officer
12.2	Certification of the Chief Financial Officer
15.	Additional Exhibits
15.1	Technical Report authored by Erme Enriquez, C.P.G., B.Sc., M.Sc. entitled “Reserves and Resources in the San Martin Mine, Queretaro State, Mexico as of September 30, 2019” dated October 30, 2019.[3]
15.2	Consent of Erme Enriquez, CPG B.Sc, M.Sc.[3]

F-1              Financial Statements

Notes:

1.    Incorporated by reference from the Company’s Registration Statement on Form 20-F, as filed with the Securities   and Exchange Commission on August 12, 2016.

  2.    Incorporated by reference from the Company’s Annual report on Form 20-F, as filed with the Securities exchange Commission on July 30, 2018.

3. Incorporated by reference from the Company’s Annual report on Form 20-F, as filed with the Securities exchange Commission on July 28, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Starcore International Mines Ltd.

Date: July 29, 2021	By:	/s/ Robert Eadie
Name: Robert Eadie
Title: CEO & President

