Form 20-F
period 2022-04-30
STARCORE INTERNATIONAL MINES LTD.
filed 2022-07-29
CIK 1301713

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2022

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer,  a non-accelerated filer or an emerging growth company.  See definition of “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐          International Financial Reporting Standards as issued  ☒Other   ☐

by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ ITEM 17   ☐ ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the

Securities Act.	☐YES ☒ NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in

Rule 12b-2 of the Exchange Act).	☐YES ☒ NO

Auditor Firm Id:	[731]	Auditor Name:	[Davidson & Company LLP]	Auditor Location:	[Vancouver, BC, Canada]

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated.

Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

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

In May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30, with the result that our transition financial year ended on April 30, 2016 covered a period of nine months.  Our financial statements for the year ended April 30, 2022 have been reported on by Davidson & Company LLP, Chartered Professional Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre Vancouver, BC, Canada V7Y 1G6, a registered public accounting firm.

Item 1	Identity of Directors, Senior Management and Advisers

Not Applicable for Annual Reports

Item 2	Offer Statistics and Expected Timetable

Not Applicable for Annual Reports

Item 3	Key Information

A.Selected Financial Data

The following tables summarize selected financial data for our Company for the year ended April 30, 2022 and the past four years before that.  As indicated elsewhere in this Annual Report, in May 2016, our Board of Directors resolved to change our financial year end from July 31 to April 30.  The information in the tables for the years ended April 30, 2022, April 30, 2021, April 30, 2020, April 30, 2019 and April 30, 2018 was extracted from the detailed audited financial statements and related notes included in this Annual Report and should be read in conjunction with those financial statements and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 40, below.

Selected Financial Data

(Stated in thousands of Canadian Dollars)

IFRS as issued by the IASB	At April 30, 2018	At April 30, 2019	At April 30, 2020	At April 30, 2021	At April 30, 2022
Total Revenues	27,807	32,795	24,820	26,799	25,679
Earnings from Mining Operations	(4,928)	36	1,984	6,402	5,306
Earnings for the Year	(12,000)	(11,804)	(3,629)	2,892	2,405
Basic and Diluted Earnings per Share	(0.24)	(0.24)	(0.07)	0.06	0.05
Total Assets	64,451	57,005	54,413	46,471	52,041
Total Liabilities	15,383	17,969	17,109	10,191	11,987
Net Assets	49,068	39,036	37,304	36,280	40,054
Share Capital	50,725	50,725	50,725	50,725	50,725
Common Stock	49,646,851	49,646,851	49,646,851	49,646,851	49,646,851
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

Disclosure of Exchange Rate History

On July 22, 2022 the noon rate of exchange as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of United States dollars into Canadian dollars was US$1.00 = $1.2861.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months:

	Exchange Rate U.S. Dollars into Canadian Dollars
Month Ended	High	Low
June 30, 2022	1.2433	1.2356
May 31, 2022	1.2089	1.2059
April 30, 2022	1.2322	1.2266
March 31, 2022	1.2628	1.2540
February 28, 2022	1.2702	1.2587
January 31, 2022	1.2874	1.2740

The following table sets forth the average rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, during the year ended April 30, 2022 and during each of the preceding four financial years ended April 30, calculated by using the average of the exchange rates on the last day of each month during the period:

Year Ended	Average Exchange Rate U.S. Dollars into Canadian Dollars
April 30, 2022	1.2548
April 30, 2021	1.3088
April 30, 2020	1.3359
April 30, 2019	1.3179
April 30, 2018	1.2774

B.Capitalization and Indebtedness

Not Applicable for Annual Reports

C.Reasons for the Offer and Use of Proceeds

Not Applicable

D.Risk Factors

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

During the year ended April 30, 2022, the cash flow generated from operating, investing and financing activities resulted in a net cash inflow of $4,205,000 (2021 - $2,651,000) bringing the Company’s cash balance to $8,818,000 (2021 – 4,392,000) with a working capital of $9,135,000 (2021- $5,829,000) and an accumulated deficit of $24,205,000 (2021 - $26,610,000).The ability of the Company to generate sufficient cash flows to continue operations is dependent upon many factors including, but not limited to, sufficient ore grade, ore production at the San Martin mine, control of mine production costs, administrative costs and tax costs and upon the market price of metals.  Cash flows may also be affected by the ability of the Company to reduce capital expenditures, including mine development.

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

As of April 30, 2022, we had cash of approximately $8,818,000 (2021- $4,392,000) and working capital of approximately $9,135,000 (2021- $5,829,000). We intend to use our future cash flows to fund exploration and development work and for general corporate purposes. Capital expenditures and funds for exploration in financial year 2023 are expected to total approximately $4.8 millions. The primary expenditures are planned to be mine development and equipment purchases and replacement which are anticipated to be funded out of the mine’s cash flow.   We may have further capital requirements to the extent we decide to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to us. In addition, we may incur major unanticipated liabilities or expenses.  Failure to make required capital expenditures may impact our financial results.

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

In Mexico, the corporate tax rate is 30%, , a special mining royalty of 7.5% on the profits derived from the sale of minerals, and, an extraordinary mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum.  These may have a material impact on the Company’s future earnings and cash flows, and possibly on future capital investment decisions.

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

The preparation of our Company’s consolidated financial statements requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. Our accounting policies and our critical accounting estimates and judgements are described in notes 3 and 4 respectively in our April 30, 2022 audited annual financial statements.

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

Mexico continues to undergo violent internal struggles between the government and organized crime with drug-cartel relations and other unlawful activities. The violence has increased since 2011 with the number of kidnappings throughout Mexico rising and continuing to be of particular concern.   Militarized crime has not diminished, with ongoing confrontations between Mexican security forces and drug cartels.  Shootouts, attacks and illegal roadblock may occur without warning.  The majority of crimes include homicides, kidnapping and extortion with the most dangerous regions centralized in specific regions of Mexico: Chihuahua, Colima, Coahuila, Durango, Guerrero, Guanajuato, Highway 45 between Leon and Irapuato, the area south of and including Highway 45D between Irapuato and Celaya,  Michoacán, Morelos - the Lagunas de Zempoala National Park, Nayarit - the area within 20 km of the border with Sinaloa and Durango, City of Tepic, Nuevo León, Sinaloa, Sonora, Tamaulipas and Zacatecas. Travel advisories continue to prohibit intercity travel at night in numerous areas due to kidnappings, car jackings and highway robberies.   Queretaro for the most part remains largely unaffected and no travel advisory or restrictions are currently in effect.   However small incidents still occur and although the Company is vigilant in taking additional measures to increase security and protect both personnel and property, there is no absolute guarantee that such measures will provide an adequate level of protection for the Company.  The occurrence of these various factors and uncertainties cannot be accurately predicted, and could have an adverse effect on the Company’s operations or future profitability.

COVID-19 Uncertainties

Although COVID-19 restrictions and protocols have eased recently, the precise impacts of the global emergence of Coronavirus disease (COVID-19) on the Company are currently unknown.  The Company intends to conduct business as normal with modifications to personnel travel and work locations.  In Mexico, there is uncertainty as to the continuing designation of mining operations as an essential service.   The Company is also evaluating whether exploration work can continue at San Martin.  Rules in all jurisdictions are changing rapidly and the Company will need to evaluate and evolve with measures as they are announced.  Government restrictions on the movement of people and goods may cause operations, exploration work and analysis being done by the Company and its contractors to slow or cease temporarily or even permanently.  Ceasing operations will have disastrous effects in all Company sectors, and may cause the Company to enact force majeure under one or more of its agreements.  Such disruptions in work may cause severe negative impacts on the Company’s cash flow, on staffing and personnel, on actual or self-imposed deadlines and other adverse consequences and fiscal losses.  In addition, the outbreak of COVID-19 has caused considerable disruption to the world economy and financial markets which could have a materially adverse impact on the ability of the Company to raise additional funding in the future and could negatively impact, among other factors, the Company’s share price.

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

Although the Company has completed the sale of a number of its non-core assets in the year ended April 30, 2022, the Company cannot assure that it can complete any further sale or joint venture that it pursues, or is pursuing, on favourable terms, or that any of these business arrangements will ultimately benefit the Company.  If not successful or if forced into “fire-sales” in disposing of its properties, these non-core assets acquired by the Company in prior years could have a material adverse effect on the Company’s results of operations and financial condition.

We are reliant on our current management team.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management including Robert Eadie, Chief Executive Officer, Pierre Alarie, President, Gary Arca, Chief Financial Officer and Salvador Garcia, Chief Operating Officer.    Investors must be willing to rely to a significant extent on management’s discretion and judgment. We do not have in place formal programs for succession of management and training of management. We do not maintain key employee insurance on any of our employees. The loss of one or more of these key employees, if not replaced, could adversely affect our operations.

We compete for access to qualified employees and contractors.

At April 30, 2022, we employed or contracted the services of approximately 261 (244 in 2021), including staff at the minesite.  We compete with other mining companies in connection with the recruitment and retention of qualified employees. At the present time, a sufficient supply of qualified workers is available for our operations. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. There can be no assurance that we will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs could have a material adverse effect on our operating costs.

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

Salary Reductions

On May 16, 2019, the Company reported that Starcore management had agreed to take a 25% reduction in salary effective May 1, 2019.    In April, 2022, the Board approved that management remuneration to the three executive officers be reinstated to their previous levels, and extended the management contracts to April 22, 2024.  The Board thanked the executive officers for their voluntary reductions in their respective remuneration at a time when the Company was undergoing financial difficulties.

43-101 Filing

On December 2, 2019, the Company filed a technical report authored by Erme Enriquez, C.P.G., B.Sc., M.Sc. entitled “Reserves and Resources in the San Martin Mine, Queretaro State, Mexico as of September 30, 2019” dated October 30, 2019 (the “Technical Report”).

Readers are cautioned that the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules are embodied in new subpart 1300 of Regulation S-K (“S-K 1300”), and replace the historical property disclosure requirements for mining registrants that were formerly included in SEC Industry Guide 7.

The SEC Modernization Rules include the adoption of definitions of terms which, although they are “substantially similar” to the corresponding terms under the 2014 CIM Standards (as used in the Technical Report), are nevertheless subject to certain material differences. The Company is no longer permitted to include in its filings with the SEC for fiscal periods beginning on or after January 31, 2021, any technical disclosure that does not comply with the SEC Modernization Rules. Accordingly, on June, 2022, the Company, engaged Erme Enriquez to prepare an independent technical summary on the San Martin Mine (the “Technical Report Summary”), to support the disclosure of estimates of Total Proven and Probable Mineral Reserves as of April 30, 2022 in this annual report.

The Technical Report Summary conforms to S-K 1300 and Item 601(b)(96) Technical Report Summary, and Erme Enriquez C.P.G., BSc, MSc is a qualified person for the purposes of S-K 1300. Mr. Enriquez is independent of the Company.

Revenues:  See Item 5(A) “Operating Results”

Principal Market

Gold and silver doré in the form of bullion that is produced from our San Martin Mine is shipped primarily to a refinery in Europe. We also have a contract and the ability to ship to a refinery in the United States of America to mitigate the potential impact of unrelated problems that could arise using a lone refinery such as strikes or other issues. The terms of the refinery contracts provide for payment of 99.9% of the gold and 99.5% of the silver content with treatment charges of $0.30 to $0.75/troy oz of doré and refining charges of US$1.00/troy oz of gold. Payment is due 5 – 20 business days following receipt of the bullion at the refinery and based on the spot price when settled.

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
a.

San Martin Mine, Queretaro, Mexico: Compañia Minera Peña de Bernal, S.A. de C.V., a wholly owned Starcore subsidiary, holds the mining concessions covering 12,991.78 ha (2021) - 5,588.5782 ha (2020) at the San Martin Project in the State of Querétaro.      The mining concessions include seven underground mining units and four units under exploration.  Luismin (now “Goldcorp Mexico”) operated the mine from 1993 to January, 2007 when it was purchased by our Company.  We have been mining at San Martin at a rate of approximately 250,000 tonnes per year.  We expect to continue to operate the mine as we convert resources to reserves.  Historically, the mine has typically maintained at least two years of reserves for operations.

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

Mineral Properties

San Martin Mine, Queretaro, Mexico

Except for production statistics updated to April 30, 2022, the following description of the San Martin Mine has been extracted from the Technical Report Summary entitled “S-K 1300 Technical Report Summary San Martin Mine” (the “Technical Report Summary”) issued on June 28, 2022. The Technical Report Summary was prepared for Starcore in accordance with S-K 1300 by Erme Enriquez C.P.G., B.Sc, M.Sc., who is independent.  The Technical Report is effective as at April 30, 2022.

The following table is a summary of mine production statistics for the San Martin mine for the years ended April 30, 2022 and 2021.  Although the mine reduced operations to 627 tons per day, the continued strength of the US dollar has resulted in profitable operational results even with the recently declining mill head grade.  Production for the year ended April 30, 2022 was 224,438 tonnes at an average head grade of 1.58 g/t gold and 22.99 g/t silver.

	Unit of measure	Actual results for period ended April 30, 2022	Actual results for period ended April 30, 2021
Mine production of gold in Doré	ounces	10,028	10,475
Mine production of silver in Doré	ounces	85,360	103,424
Total mine production – equivalent ounces	ounces	11,165	11,797
Silver to gold equivalency ratio		75.04	78.28
Mine gold grade	grams/tonne	1.58	1.63
Mine silver grade	grams/tonne	22.99	24.7
Mine gold recovery	percent	88	88
Mine silver recovery	percent	51	57
Milled	tonnes	224,438	225,504
Mine development, preparation and exploration	Meters	7,474	7,426
Mine operating cash cost per tonne milled	US dollars/tonne	62	55
Mine operating cash cost per equivalent ounce	US dollars/ounces	1,239	1,056
Number of employees and contractors at minesite		254	244

Property Description and Location

The San Martin mine is an underground gold-silver mining complex that has been in operation since 1993. It produces gold-silver by using the Merrill–Crowe Process technique for removing gold from the solution obtained by the cyanide leaching of gold and silver ores. The mine operates 365 days per year on a 24 hour per day schedule. Mining and ore processing operations are currently in production and the mine is considered a production stage property. The San Martin mine encompasses the San Jose, San Martin (SR), and Cuerpos 28 to 32 orebodies.

The San Martin mine is run by Compania Minera Bernal, SA de CV (CMPB) a wholly owned subsidiary of Starcore International Mines Ltd.

The San Martin mine is located 47 kilometres, in a straight line, northeast of Queretaro City, Queretaro State, on local road No.100 and about 250 kilometres NW of Mexico City, near the towns of Tequisquiapan and Ezequiel Montes.  The San Martin Mine complex consists of 8 mining claims that cover 12,991.7805 hectares (2022) due to an application to reduce the surface area, application has since been withdrawn.

Location of the San Martin Mine, Queretaro State, Mexico

The following table summarizes the mining concessions comprising the San Martin Mine property.

No. on Map	Concession Name	Exp.	Title	Term of Concession		Hectares 2021 Annual Taxes (Pesos)
				From	To		1st Sem	2nd Sem
1	San Martin 2	321.1/6-72	191134	29/04/1991	28/04/2041	190.7972	$35,652	$35,652
2	San Martin	321.1/6-71	191423	19/12/1991	18/12/2041	132.0818	$24,681	$24,681
3	La Trinidad	6/1.3/276	204824	13/05/1997	13/05/2047	2,610.7224	$487,840	$487,840
4	San Martin Fracc. A.	6/1.3/00409	215262	14/02/2002	13/02/2052	37.1099	$6,934	$6,934
5	San Martin Fracc. B.	6/1.3/00411	215263	14/02/2002	13/02/2052	22.8901	$4,277	$4,277
6	San Martin Fracc. C.(1)	6/1.3/00412	215264	14/02/2002	13/02/2052	3,182.5646	$594,694	$594,694
7	San Martin 3	6/1.3/00410	215301	14/02/2002	13/02/2052	60.0000	$11,212	$11,212
8	San Martín Cuatro.(1)	065/15357	221844	02/04/2004	01/04/2054	6,755.6145	$1,262,391	$1,262,391

	TOTAL					12,991.7805	$2,427,681.488	$2,427,681.48

San Martin Geology

The San Martín gold-silver district hosts classic, medium-grade gold-silver, epithermal vein deposits characterized by low sulphidation mineralization and adularia-sericite alteration. The San Martin veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Upper Cretaceous black limestone and calcareous shales of the Soyatal-Mexcala Formation.  Tertiary Lower Volcanic series of rhyolite flows, pyroclastics and epiclastics, overlain the sediments.

Mineralization at San Martín occurs in association with an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure trending approximately N40°-60°E, dipping to the 50° to 90° to the southeast.

The San Martin structure has been known in distinct stages of exploration and has adopted several names, San José, San José II, San Martín, Cuerpo 28, Cuerpo 29, Cuerpo 30, Cuerpo 31, Cuerpo 32 and Cuerpo 33.  The structure itself is offset by a series of faults of northeast trending that divides the oreshoots.  The structure behaves vertical at the San José and San Martin areas (Tronco) and becomes flatter from Cuerpo 28 to 31 (Mantos), and mineralization follows the planes of the folded rocks.

The San Martin vein itself has been known underground traced for 2 km along trend, with widths between 1.5 to 10 metres and averages approximately 4.0 m. A secondary mineralized vein is located, both in the footwall and hangingwall, of the San Martin vein, on the western limb of the local fold that contains the mineralization.  This structure is the Santa Elena and represents a good target for exploration to the NE and SE of San Martin.

396000
398000
400000
402000
2298000
2296000
2294000
2292000
2290000
397000
399000
401000
Tim
Kss
Tc
Taca
Tica
Teca
Tasm
Qal
Qcl
Tav
Kid
Tpb
Tcga
Tlch
BERNAL
SAN MARTÍN

Generalized Geological Map of the San Martin Property

Resources and Reserves

The mineral resource estimation for the San Martin Mine was completed following the requirements of Subpart 1300 of Regulation S-K (“Subpart 1300”) and align with Canada’s National Instrument 43-101 (“NI 43-101”) for which original estimates were prepared.  The modeling and estimation of the mineral resources were completed on June 10, 2022, under the supervision of Erme Enriquez, qualified person with respect to mineral resource estimations under S-K 1300.  The effective date of the resource estimate is April 30, 2022.

The San Martin resources are classified in order of increasing geological and quantitative confidence in Proven and Probable, Inferred and Indicated categories in accordance with the “CIM Definition Standards for Mineral Resources and Mineral Reserves” (2014) and therefore NI 43-101, as is the Inferred Resources category.

In the years prior to mining by CMPB reserve and resource estimates were based on the assumptions and subject to rules defined by Luismin many years ago. In recent years, with the involvement of various professionals, it was recognized that mining methodology was changing due to factors such as:

•	A greater percentage of production coming from narrow to wide steeply dipping vein structures.

•	Sub-horizontal Mantos mineralized structures that were somewhat narrower than historical Mantos.
•	Reopening and scavenging of the footwall mineralization in old stopes, where lower grade mineralization was not mined during times of lower gold prices.

Based on the above mining changes and incorporating mining experience over the last 8 years some of the original Luismin assumptions have been modified to improve tonnage and grade estimation for reserves.  The assumptions used in this estimate are:

•	A gold price of $1750 per ounce.
•	A silver price of $22.00 per ounce.
•	First quarters of 2022 operating costs of US$69.30 per metric dry tonne.
•	Average metallurgical recoveries of 86% for gold and 55% for silver.
•	Using the above price and cost assumptions the resultant calculated cutoff grade is approximately 1.41 g/t Au equivalent.
•	Specific gravity of 2.6 g/cm3 has been applied to all calculated mineralized volumes.
•	Mining dilution is applied to in situ mineralized zones, and recovery factors are applied to these diluted blocks using the following factors:
•	Mining dilution of 20% of zero grade in horizontal mineralized zones (Mantos) mined by room and pillar.
•	Mining dilution of 20% of zero grade in steeply dipping mineralized zones mined by cut and fill. This dilution factor is modified by first applying a minimum 2-meter mining width to narrow zones.
•	Remnant pillars left in room and pillar stopes are typically 20% of the total tonnage, i.e., 80% extraction. This recovery factor has been applied to sub horizontal mineralized zones.

In addition to these factors reserve grades are lowered to reflect mined grades in ore blocks that have sufficient historical production to establish that mined grades are similar than estimated from exploration data. The reserves and resources estimated in this report are based on data available up until April 30, 2022.

The mineral resources reported here are classified as Measured, Indicated and Inferred according to CIM Definition Standards.

Total Indicated and Inferred Mineral Resources at the San Martin mine, estimated by SIM, are about 1,481,770 tonnes at a grade of 1.78 g Au/t and 14 g Ag/t.  Inferred and Indicated Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability. A summary of resources is in the following table.

Compañía Minera Peña de Bernal, SA de CV Mineral Reserve and Resources, San Martin Mine (as of April 30, 2022)

Category	Tonnes	Grade		Total Contained oz
		(g Au/t)	(g Ag/t)	(oz Au)	(oz Ag)	(oz Au Eq)
San Martin
Indicated	134,871	1.51	9	6542	37,847	7,018

Total Indicated	134,871	1.51	9	6542	37,847	7,018

San Jose I and II
Inferred	93,220	1.15	5	3,455	16,303	3,660
San Martin
Inferred	1,131,706	1.81	12	65,831	426,610	71,194
Area 28 and 4700
Inferred	121,974	2.34	42	9,171	162,985	11,220
Area 29
Inferred
Total Inferred	1,346,899	1.81	14	78,457	605,897	86,074

Totals I + I	1,481,770	1.78	14	84,999	643,744	93,092

•	Mineral resources have been classified into inferred and indicated in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K).
•	Tonnage is expressed in tonnes; metal content is expressed in ounces. Totals may not add up due to rounding.
•	Reserve and resource cut-off grades are based on a 1.41 g/t gold equivalent.
•	Metallurgical Recoveries were 86% gold and 55% silver.
•	Mining Recoveries of 90% were applied.
•	Minimum mining widths were 2.0 meters.
•	Dilution factors is 20%. Dilution factors are calculated based on internal stope dilution calculations.
•	Gold equivalents are based on a 1:79.5 gold:silver ratio. Au Eq= gAu/t + (gAg/t ÷ 79.5)
•	Price assumptions are $1750 per ounce for gold and $22 per ounce for silver.
•	Mineral resources are estimated exclusive of and in addition to mineral reserves.
•	Resources were estimated by SIM and reviewed by Erme Enriquez CPG.

Mineral reserve estimates in this Report are reported following the requirements of Subpart 1300. Accordingly mineral resources in the Measured and Indicated categories have been converted to Proven and Probable mineral reserves respectively, by applying applicable modifying factors and are planned to be mined out under the LOM plan within the period of our existing rights to mine, or within the time of assured renewal periods of rights to mine.

Total Proven and Probable Mineral Reserves at the San Martin mine as of April 30, 2022, estimated by Geology staff and reviewed by QP, are 1,348,433 tonnes at a grade of 1.74 g Au/t and 13 g Ag/t.  This total includes Proven reserves of 144,331 tonnes grading 1.79 g/t Au and 14 g/t Ag along with Probable reserves of 1,204,102 tonnes grading 1.73 g/t Au and 13 g/t Ag.  Mineral reserves are shown in the following table:

Compañía Minera Peña de Bernal, SA de CV

San Martin Mine Project

Historical Production 1993-April 30, 2022

Year	Tonnes	Grade		Production
		Au (g/t)	Ag (g/t)	Oz Au	Oz Ag	Oz Au Eq.
1993	28,267	2.53	60	1,387	24,463	1,707
1994	134,118	3.19	35	13,179	81,605	14,298
1995	146,774	3.40	38	16,172	180,459	17,068
1996	187,691	3.40	44	19,553	155,160	21,620
1997	219,827	3.27	43	22,016	174,013	24,570
1998	224,279	3.45	50	23,680	210,680	27,539
1999	242,295	3.46	46	25,852	194,110	29,624
2000	284,490	3.61	54	31,209	245,310	35,571
2001	287,520	3.76	65	32,773	330,217	38,068
2002	268,451	4.26	71	35,634	370,406	41,124
2003	276,481	4.29	82	36,438	464,947	42,692
2004	272,734	4.47	83	36,935	458,681	44,377
2005	282,392	3.92	65	32,814	349,071	38,543
2006	278,914	2.82	52	22,004	235,806	26,529
2007	252,400	3.34	49	25,232	224,714	29,606
2008	266,600	2.50	33	18,733	159,877	21,367
2009	272,856	2.43	33	19,171	167,827	21,696
2010	275,290	2.03	30	15,492	163,489	18,156
2011	296,845	2.14	39	17,694	267,237	23,736
2012	309,796	2.09	25	16,197	160,678	19,213
2013	306,941	2.66	24	22,247	129,861	24,425
2014	311,210	2.35	22	20,062	112,010	21,755
2015	309,565	2.09	20	17,903	104,767	19,319
2016	286,278	1.94	16	14,606	68,463	15,547
2017	259,709	1.69	13	11,563	54,287	12,246
April 30 2018	99,067	1.59	36	4,410.96	64,459.38	5,218.98
April 30, 2019	314,347	1.62	39	13,651	224,544	16,393
April 30, 2020	229,830	1.85	30	11,752	121,825	13,112
April 30, 2021	225,504	1.63	24.7	10,475	103,424	11,797
April 30, 2022	224,438	1.58	23	10,028	85,360	11,165
TOTALS	7,060,562			598,862.96	5,687,750.38	688,081.98

□	Resources are valid as of April 30, 2022 as defined by end of month April 2021 topography.
□	Measured, Indicated and Inferred resource cut-off grades were 1.66 g/t gold equivalent at San Martín.
□

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

□	Metallurgical recoveries were 88% gold and 55% silver.
□	Gold equivalents are based on a 1:79.50 gold: silver ratio. Au Eq= gAu/t + (gAg/t ÷ 79.50)
□	Price assumptions are $1750 per ounce for gold and $22.00 per ounce for silver for resource cutoff calculations.
□	Mineral resources are estimated exclusive of and in addition to mineral reserves.
□	Resources are constrained by a conceptual underground mining using parameters summarized in section.
□	Resources were estimated by Starcore and reviewed by Erme Enriquez CPG.
□	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Total Proven and Probable Mineral Reserves at the San Martin mine as of April 30, 2022 estimated by Starcore and reviewed by Erme Enriquez are 1,348,433 tonnes at a grade of 1.74 g Au/t and 13 g Ag/t.

Compañía Minera Peña de Bernal, SA de CV Mineral Reserve San Martin Mine (as of April 30, 2022)
Category	Tonnes	Grade		Total Contained oz
		(g Au/t)	(g Ag/t)	(oz Au)	(oz Ag)	(oz Au Eq)
Proven	144,331	1.79	14	8,283	61,278	9,079

Probable	1,204,102	1.73	13	67,070	493,306	73,480

Total Reserves	1,348,433	1.74	13	75,353	554,584	82,559

•	Mineral Reserves estimates have been classified in accordance with probable and proven mineral reserves in accordance with § 229.1302(e)(2) (Item 1302(e)(2) of Regulation S-K.
•	Reserve cut-off grades are based on a 1.41 g/t gold equivalent.
•	Metallurgical Recoveries were 88% gold and 55% silver.
•	Mining Recoveries of 90% were applied.
•	Minimum mining widths were 2.0 meters.
•	Dilution factors is 20%. Dilution factors are calculated based on internal stope dilution calculations.
•	Gold equivalents are based on a 1:79.5 gold - silver ratio. Au Eq= gAu/t + (gAg/t ÷ 79.5)
•	Price assumptions are $1750 per ounce for gold and $22 per ounce for silver.
•	Mineral resources are estimated exclusive of and in addition to mineral reserves.
•	Resources were estimated by SIM staff and reviewed by Erme Enriquez C.P.G.
•	Reserves are exclusive of the indicated and measured resources.
•	Tonnage is expressed in tonnes; metal content is expressed in ounces. Totals may not add up due to rounding.

S-K 1300 Technical Report Summary San Martin Mine - see Exhibit 96.1

Exploration Update

This section has been prepared by Erme Enriquez, C.P.G, BSc, MSc, qualified person for the purposes of S-K 1300.

For the year ended April 30, 2022, the San Martin plant achieved 88 % recovery of gold and 57 % of silver from the 225,504 tonnes milled during the fiscal year. Head grades averaged 1.63 g/t gold and 24.7 g/t silver resulting in 11,797 equivalent gold ounces of production during the fiscal year.  Equivalent gold ounce calculation is based on the actual daily average gold: silver ratio of 1 to 89.6 during the fiscal year.

For the period ended April 30, 2020, surface and underground exploration programs were conducted using both company and contractor drill rigs. Between May 1, 2021 until April 30, 2022, a total of 7,360.50 exploration meters were drilled using the company’s drill rigs.

The exploration highlights during the year at the San Martin mine include three positive drill holes in section 28 of the San Martin of the mine.  There is a potential over 150,000 tonnes in the new discovery segment, which has been cut and thrown by multiple strong faults at the San Martin orebody.  Three diamond drill holes have intercepted good values and there is still room to continue drilling following the extension of the oreshoot.

Results are shown in the following table.  The figure below shows the area with the new discovery.

Starcore International Mines LTD

Compania Minera Pena de Bernal, SA de CV

San Martin Mine

Highlight Drilling Results

HOle ID	True Width (m)	Assays
		Au g/t	Ag g/t
DCSM21-434	1.3	1.61	8
	3.8	1.13	18
DCSM21-436	2.8	1.13	18
	2.55	2.00	8
DCSM21-438	4.75	1.11	8

The San Martin orebody shows the new extension of mineralization and exploration.

In the 28 Area near surface a, a new 28 oreshoot of high grade has been drilled. From this high-grade pocket, it is contemplated to continue with explorations on the W edge of area 28, where today there is little exploration to continue finding economic zones of interest.  Highlights of the drill holes are shown in the following table:

Starcore International Mines LTD

Compania Minera Pena de Bernal, SA de CV

Area 28 Oreshoot

Highlight Drilling Results

HOle ID	True Width (m)	Assays
		Au g/t	Ag g/t
DC2820	2.4	2.14	57
DC2820	2.95	2.42	21
DC2820	2.15	8.08	15

Au_Bernal
4
3
2
1
0.5
0.1
Eastern Area
1
2
3
4
5
6
Plunge +24
Azimuth 012
0
100
200
300
+8000 E
+10000 E
+12000 E
+12000 N
+10000 N
33 Area
32 Area
30 & 31 Area
29 Area
28 Area
San Martin Area
San Jose Area
Looking down
0
500
1000
1500
2000
BDD AREA 28
1) DC2820-213; 1.10m @ 0.84 g/t Au – 24 g/t Ag
2) DC2820-214; 2.40m @ 2.14 g/t Au – 57 g/t Ag
3) DC2820-215; 2.95m @ 2.42 g/t Au – 21 g/t Ag
4) DC2820-217; 2.15m @ 8.08 g/t Au – 15 g/t Ag
5) DO-05; 1.22m @ 0.70 g/t Au – 18 g/t Ag
6) DO-08; 0.95m @ 1.79 g/t Au – 33 g/t Ag

The 28 Area, 28 oreshoot extension drilled from underground. Drilling has discovered new ore in the area.

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

El Creston Project, Sonora, Mexico
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
219813	Meztli	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	89	16/04/2003 15/04//2053	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	4,529 hectares 100% Owned acquired through purchase from local landowners and Ejido. 573 hectares leased for 30 years with exclusive option to purchase	Ejido and local landowners
220332	Meztli 1	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	8	16/07/2003 15/07/2053	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
222321	Lorenia	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	138	25/06/2004 24/06/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
222700	Alma	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	359	13/08/2004 12/08/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
223111	Letty	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	391.5093	15/10/2004 14/10/2054	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
225638	Meztli 2	Exploraciones Global/ 100%	3% NSR	Concession/ Mining Exploration	1455.9816	30/09/2005 29/09/2055	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
229984	Meztli 6	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	0.0032	04/07/2007 03/07/2057	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
243807	Meztli 4 Reduc-cion	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	8465.044	05/12/2014 09/07/2057	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

El Creston Project, Sonora, Mexico
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
231151	Meztli 3	Exploraciones Global/ 100%	3% NSR	Concession/ Mining	457.0564	18/01/2008 17/01/2058	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
234415	Teocuitla	Exploraciones Global/ 100%	2% NSR	Concession/ Mining	1,476.1874	26/06/2009 25/06/2059	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
234546	Teocuitla 2	Exploraciones Global/ 100%	2% NSR	Concession/ Mining	925.9102	10/07/2009 09/07/2059	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
238172	Angel	Exploraciones Global/ 100%	2% NSR	Concession/ Mining	185.6715	09/08/2011 08/09/2061	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above
240226	Tlaloc 2	Exploraciones Global/ 100%	2% NSR	Concession/ Mining	500.00	27/04/2012 26/04/2062	Taxes to be paid semi-annually. Notice of Work form filed by May 30th	Part of above	As above

In August, 2021, after conducting a six-month exploration plan which included more than 1600 samples taken in the outcrops of nine new discovered veins in certain claims beside the El Creston Meztli 4 claims in the northwest part of Starcore’s property, the Company announced it acquired 3087.7691 hectares, more commonly known as the Teocuitla claims in Opodepe, Sonora State, Mexico.  The Company took an expanded view of El Creston, looking at the project in three different ways:  one as a moly deposit; another as a property with gold showings; and thirdly, as a project with the potential for copper porphyry at depth.  The initial results of the exploration program are outlined below:

Table 1:  Assay Results of the samples taken

from MEZTLI4 and TEOCUITLA Claims

# Targets	Target	Claim	Recognized surface length (mt)	Economic length (mt) Surface	Economic width (mt) Surface	Au g/t	Ag g/t
1	Mana System	Meztli 4	2100	300	1.07	0.52	250
2	Karla System NW		1815	280	0.53	3.52	13
3	Karla System SW		480	190	0.61	1.53	64
4	El Guerigo Breccia		1800	110	0.98	0.11	162
5	San Gerónimo		Stockpile Samples			0.40	214
6	Midas Vein	New claims acquired	580	190	0.73	0.09	147
7	La Aurora – La Espinada Vein		Stockpile Samples			0.21	241
8	La Última		Old mining non visited
9	El Oro	Other claim	500	70	0.53	10.30	5

Opodepe Project in Sonora, Mexico

A total of 3,289.6 m has been drilled in 25 short holes. The first stage of drilling focused on the upper part of the veins of the zone and has been considered as recognition drilling.  However, in this year 2022, the drilling is focused on the zone of the veins which the geologists have considered as favorable zones to find economic reserves.  These holes will be longer than the first stage including two new veins,  MIDAS and El ORO,  both in the Teocuitla concession recently acquired by Starcore.  See Figure 3.

DRILLING HIGHLIGHTS

#1 – OPDS-21-001; 6.73 m @	4.79 g/t AuEq
#7– OPDS-21-018; 1.91 m @	2.30 g/t AuEq
#15 – OPDS-21-022; 2.19 m @	1.96 g/t AuEq

See Figure 4.

OPODEPE PROJECT
Teocuitla 2
La Aurora
La Ultima
Midas NW
Midas
Karla System
San Ricardo Claim
NOM
Mana System
San Geronimo
El Guerigo Breccia
Angel
Elisa
El Oro
Teocuitla
Meztli 4 Claim
Elisa
LEGEND
Claims Starcore
Claims Others
New Claims adquired
Geological map & geological structures
DrillHoles Areas
0 1,000 2,000 m

Fig. 3      MAP SHOWING THE EXPLORED VEINS AND THE TWO NEW VEINS

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

Ajax Molybdenum Property, British Columbia, Canada
Tenure Number	Claim Name	Owner/ Interest	Underlying Royalty	Tenure Type/ Tenure Sub Type	Area (ha)	Issue Date/ Present Expiry Date	Required Holding Expenses	Property Surface Rights	Ownership
501393	mq2	Tenajon Resources Corp./ 100%	NONE	Claim/ Mineral Exploration	402.28	12/01/2005 13/07/2024	No work required until 2024. No gov't fees	None	Government
504775	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	255.99	25/01/2005 13/07/2024	No work required until 2024. No gov't fees	None	Government
504776	mq3	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	292.7	25/01/2005 13/07/2024	No work required until 2024. No gov't fees	None	Government
504782	mq-5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	146.22	25/01/2005 13/07/2024	No work required until 2024. No gov't fees	None	Government
505618	mq5	Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	256.00	02/02/2005 13/07/2024	No work required until 2024. No gov't fees	None	Government
511540		Tenajon Resources Corp/ 100%	NONE	Claim/ Mineral Exploration	365.67	22/04/2005 13/07/2024	No work required until 2024. No gov't fees	None	Government
				Total	1718.86

o	Moly Brook Project, Newfoundland.

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

Readers are cautioned that the SEC has adopted the SEC Modernization Rules as new subpart 1300 of Regulation S-K, which include definitions of terms that, although they are “substantially similar” to the corresponding terms under the 2014 CIM Standards (as used in the technical report in relation to the Toiyabe Property), are nevertheless subject to certain material differences. The Company is no longer permitted to include in its filings with the SEC for fiscal periods beginning on or after January 31, 2021, any technical disclosure that does not comply with the SEC Modernization Rules.

On March 2021, the Company and Westward Gold Inc. (formerly IM Exploration Inc.) (“IM”) announced that that they had entered into a binding agreement (the “Term Sheet”), which set forth the terms for the assignment of Starcore’s option to acquire a 100% interest (the “Transaction”) in the Toiyabe Gold Project in Lander County, Nevada (the “Project”) from Minquest Ltd. (“Minquest” or the “Optionor”).  On April 22, 2021, Starcore announced it had formalized the Transaction, through an assignment and assumption agreement with IM.

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

As of April 30, 2022, a total of 3,075,000 Consideration Shares have been released from escrow, leaving 1,025,000 Consideration Shares in escrow.  As of April 30, 2022, the market value of the Consideration Shares was $492,000

Subsequent to the closing of the Transaction, in consideration of US$100,000, IM also acquired Golden Oasis Exploration, the Company’s wholly-owned subsidiary in Nevada, which held the bond lodged with the Bureau of Land Management in respect of the Toiyabe property.

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

The following discussion and analysis of our financial condition and results of operations for the fiscal period ended April 30, 2022 should be read in conjunction with our financial statements and related notes included in this Annual Report.  Our financial statements included in this Annual Report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Year Ended April 30, 2022, April 30, 2021 and April 30, 2020 (in thousands of audited)

	Twelve-Month Year Ended April 30, 2022	Twelve-Month Year Ended April 30, 2021	Twelve-Month Year Ended April 30, 2020
Revenues
Mined ore	$25,679	$26,799	$24,820
Total Revenues	25,679	26,799	24,820

Cost of Sales
Mined ore	(16,960)	(16,038)	(19,150)
Depreciation and depletion	(3,413)	(4,359)	(3,686)
Total Cost of Sales	(20,373)	(20,397)	(22,836)

Earnings from mining operations	5,306	6,402	1,984

Financing costs	(181)	(148)	(554)
Foreign exchange	85	(697)	(369)
Management fees and salaries	(1,271)	(1,283)	(1,151)
Office and administration	(913)	(598)	(942)
Professional and consulting fees	(835)	(738)	(1,000)
Pre- exploration costs	(31)	(47)	-
Shareholder relations	(644)	(220)	(297)
Transfer agent and regulatory fees	(88)	(112)	(83)

Earnings (loss) before taxes and other losses	1,428	2,559	(2,412)

Other Losses
Loss on sale of Toiyabe	(40)	(1,116)	—
Unrealized loss on investment	(287)	—	—
Sale of royalties	1,600	—	—
Impairment of Mining Interest, Plant and Equipment	—	—	(39)
Total Other Losses	1,273	(1,116)	(39)

Earnings (loss) before taxes	2,701	1,443	(2,451)

Income tax recovery/ (expense)
Deferred	(296)	1,449	(1,178)

Earnings (loss) for the year	2,405	2,892	(3,629)

Comparison April 30, 2022 to April 30, 2021

Overall, revenue from mining operations decreased by $1,120 for the year ended April 30, 2022 compared to the comparative year ended April 30, 2021, due mainly to lower metal production from a combination of lower ore grade and recovery in the current year compared to the prior comparable year.

Sales of metals for mining operations for the year ended April 30, 2022 approximated 9,846 ounces of gold and 86,919 ounces of silver sold at average prices in the year of US$1,838 and US$24.52 per ounce, respectively. This is a decrease in sale of gold and silver ounces when compared to the prior comparable year ended April 30, 2021 where sales of metal approximated 10,161 ounces of gold and 94,218 ounces of silver, sold at lower average prices of US$1,825 per ounce for gold and higher average prices of US$25.38 per ounce for silver.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $3,413 compared to $4,359 in the prior comparable year ending April 30, 2021, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management. The decrease is largely due to higher amortization costs in the prior year of the leases on mobile equipment in accordance with the change to IFRS 16, and the higher production tonnage calculated over the total resource in the prior year.

For the year ending April 30, 2022, the Company had gross profit of $5,306 from mine operations compared to gross profit of $6,402 for the year ended April 30, 2021. The lower gross profit was due to lower production of metal resulting from, as stated previously, the lower tonnes processed, the lower grades and recovery for metal and the higher mine operating costs per tonne during this year.

Other Items

Changes in other items for the year ended April 30, 2022, resulted in the following significant changes from the year ended April 30, 2021:

•	Management fees and salaries decreased by $12 despite the addition of the president in the 4th quarter due to previous reductions in salaries and lower share based compensation costs;
•

Foreign exchange gain increased by $782 for the year ended April 30, 2022. The increase relates primarily to the fluctuations of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations, and may be realized or unrealized at the year end;

•

Professional and consulting fees increased by $97 to $835 for the year ended April 30, 2022. Professional fees relate primarily to charges in relations to legal, tax and audit fees and increased mainly due to the sale of Scottie NSR and the acquisition of the Opodepe Project;

•	Shareholder relations increased by $424 in the current year due to an increase in marketing expenses associated with European markets;
•

Deferred Income Tax (“DIT”) expense increased by $1,745 due mainly to the difference in asset base of the underlying amounts that determine the temporary differences from year to year and utilization of losses in the current year against taxable income.

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

Comparison April 30, 2020 to April 30, 2019

Overall, revenue from mining operations decreased by $7,975 for the year ended April 30, 2020 compared to the comparative year ended April 30, 2019, due mainly to lower metal production from lower tonnage processed in the current year compared to the prior comparable year, partially offset by higher gold and silver prices accounting for a total of $2,233 of the decrease. The remaining difference is due to the loss of purchased concentrate revenue, from the amount of $5,742 in the prior year, due to the suspension and subsequent sale of the Altiplano concentrate processing plant as well as decreased carbon concentrate processed at the San Martin mine (see - Sale of Altiplano Processing Plant, Matehuala, Mexico).

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

Other Items

Changes in other items for the year ended April 30, 2020, resulted in the following significant changes from the year ended April 30, 2019:

•	Financing costs during the year increased by $243 primarily due to amortization of the warrants and San Pedrito interest income received in the previous comparable year;
•	Office and administration decreased by $308 due to lower corporate costs relating to general regulatory administration in the current year and due to the sale of Altiplano;
•	Management fees and salaries decreased by $254 due to reduction in salaries of executive officers;
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

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves.  As at April 30, 2022, the Company was holding cash of $8,818,000 (2021 - $4,392,000).

Obligations due within twelve months of April 30,	2022	2022	2024	2025 and beyond
Trade and other payables	$3,126	$—	$—	$—
Reclamation and closure obligations	$—	$—	$—	$3,011
Leases Liability	$497	$230	$135	$6

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

As at June 10, 2020, the Company is debt free

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
Robert Eadie Chief Executive Officer and Director Age: 57

As our Chief Executive Officer, Mr. Eadie is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Eadie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.  Mr. Eadie was one of the founders of our Company.

Pierre Alarie President & Director Age:

As President, Mr. Alarie reports to the CEO and is responsible for overseeing the Company’s executive officers and employees and ensuring corporate goals are met through established strategies. Mr. Alarie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Gary Arca Chief Financial Officer and Director Age: 62	As Chief Financial Officer, Mr. Arca is responsible for the management and supervision of all the financial aspects of our business; as a director, Mr. Arca participates in management oversight.
Salvador Garcia Chief Operations Officer and Director Age: 66

As our Chief Operating Officer, Mr. Garcia is responsible for our exploration, development and mining operations and for management of our Mexican operations; as a director, Mr. Garcia participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Cory Kent Corporate Secretary Age: 53

As Corporate Secretary, Mr. Kent is responsible for ensuring that the board of directors has the proper advice and resources to fulfill their duties to shareholders.  Mr. Kent’s duties include compliance with statutory and regulatory requirements.

Jordan Estra Director Age: 75

As an independent director, Mr. Estra provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards.  Mr. Estra is a member of the Audit Committee.

Federico Villaseñor Director Age: 71

As an independent director, Mr. Villaseñor provides oversight to management to help ensure alignment with corporate strategies and compliance with our corporate governance policies and standards. Mr. Villaseñor is a member of the Audit Committee.

Tanya Lutzke Director Age: 53

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

Robert Eadie – Chief Executive Officer and Director

Mr. Eadie has been our Chief Executive Officer, and a director of our Company since October 2003.  Mr. Eadie is a self-employed business owner and has many years of experience in working with and helping build start-up companies.  He began his career as a corporate investor and public relations consultant and went on to establish his own investor relations consulting business.  He has since become an executive, officer or director of a number of junior public companies, primarily in the natural resource sector.  In the past 20 years, Mr. Eadie has been actively involved in public resource companies raising over $100 million dollars for various exploration and development projects around the world.

Pierre Alarie – President and Director

Mr. Alarie has been our President, and a director of our Company since January 2022.  Mr. Alarie’s distinguished career covers over 30 years of executive positions in Canadian and Latin American companies, with experience in business development, acquisitions, team management and structured financial transactions. Most recently as Managing Director of ATCO, Latin America from September 2019 to December 2021, Mr. Alarie served as the Ambassador of Canada to Mexico from 2015 to 2019 when he worked to facilitate relations between the two countries across various sectors, including the aerospace, auto and mining industries. His business development and operational experience in commercial and banking corporations, coupled with developing and managing long-cycle projects in both international and national environments brings a valuable dimension to management and the Board of Directors.

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

Messrs. Robert Eadie and Gary Arca (who are, respectively, the Chief Executive Officer and Chief Financial Officer of our Company), in addition to serving on our Board of Directors, are also executive officers and/or directors of Hemp for Health Inc. and Bond Resources Inc. which are junior companies listed on the Canadian Securities Exchange. Mr. Arca is also an executive officer of iMining Technologies Inc.

Tanya Lutzke, a member of our Board of Directors, also serves as a director of Hemp for Health Inc.

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

Executive Compensation

The following table contains information about the compensation paid for services in all capacities to us, including compensation paid to or earned by (a) our Chief Executive Officer (or an individual who acted in a similar capacity); (b) our Chief Financial Officer (or an individual who acted in a similar capacity); (c) each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers as at April 30, 2022 and whose total salary and bonus exceeds $150,000 during the period ended April 30, 2022; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of our Company as of April 30, 2022.

Summary Compensation Table

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year ended April 30, 2022 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year ended April 30, 2022	Salary(1) ($)	Share-based awards(4) ($)	Option-based awards ($)	Non-equity incentive plan compensation(2) ($)		Pension value ($)	All other compen-sation(3) ($)	Total compen-sation ($)
					Annual incen-tive plans	Long-term incen-tive plans
Robert Eadie Executive Chairman & CEO	2022	370,000	20,570	-	-	-	-	12,000	402,570
Pierre Alarie President	2022	169,016	41,139	-	-	-	-	-	210,155
Gary Arca CFO	2022	212,000	16,456	-	-	-	-	12,000	240,456
Salvador Garcia COO	2022	297,675	20,570	-	-	-	-	-	318,245
Cory Kent Corporate Secretary	2022	-	1,601	-	-	-	-	-	1,601

(1)

Includes the dollar value of cash and non-cash base salary earned during a financial year covered.  Pursuant to their executive employment agreements amended  August 2015 and subsequently amended effective May 1, 2019, Messrs. Eadie and Arca are entitled to be paid annual salaries of $270,000 and $180,000, respectively. Mr. Garcia is paid annual fees in the amount of US$236,250. On May 16, 2019, the Company reported that Starcore management had agreed to take a 25% reduction in salary effective May 1, 2019. In April, 2022, the Board approved that management remuneration to the three executive officers be reinstated to their previous levels, and extended the management contracts to April 22, 2024. For additional details please refer to the discussion below under the heading, “Directors, Senior Management and Employees – Board Practices – Executive Employment Agreements”.

(2)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended April 30, 2022.
(3)	All other compensation includes $12,000 paid to each of Mr. Eadie and Mr. Arca as directors’ fees for 2022.

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

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

There were no outstanding stock options as at April 30, 2022.  Any unexercised options expired on January 15, 2019 and no values can be attributed as there were no unexercised in the money options as at that date.

Option and SAR Repricings

All unexercised options expired on January 15, 2019.

Defined Benefit or Actuarial Plan

We do not have a defined benefit or actuarial plan.

Compensation of Directors

The compensation provided to the directors, excluding the three officers named in the foregoing, for the Company’s most recently completed financial year of April 30, 2022, is as follows:

Name(1)	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation(3) ($)	Total ($)
Jordan Estra	-	8,794	-	-	-	-	8,794
Federico Villaseñor	15,000	8,794	-	-	-	-	23,794
Tanya Lutzke	14,500	8,794	-	-	-	-	23,294

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)

Includes share based awards granted during the year that vested during the year. Share based awards are based on RSU/DSU options vested and paid calculated at and the volume weighted average (“VWAP”) of the trading price per common share on the Toronto Stock Exchange (“TSX”) for the last ten (10) trading days ending on that date.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at April 30, 2022, for each director, excluding a director who is already set out in disclosure for a Named Executive Officer for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)

Jordan Estra	Nil	n/a	n/a	n/a	175,000	36,750
Federico Villaseñor	Nil	n/a	n/a	n/a	175,000	36,750
Tanya Lutzke	Nil	n/a	n/a	n/a	175,000	36,750

(1)	The market price of the Company’s common shares as reported on the TSX on April 30, 2022 was $0.21 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended April 30, 2022, for each director who was not a Named Executive Officer

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jordan Estra	Nil	Nil	Nil
Federico Villaseñor	Nil	Nil	Nil
Tanya Lutzke	Nil	Nil	Nil

C.	Board Practices

Each director of our Company is elected annually and holds office until the next annual general meeting of the shareholders unless that person ceases to be a director before then.  Our last annual general meeting of the shareholders was held on November 16, 2021.

Name and Position with the Company	Director/Officer Since
Robert Eadie Executive Chairman, Chief Executive Officer and Director	October 24, 2003
Pierre Alarie President and Director	January 1, 2022
Salvador Garcia Chief Operating Officer and Director	August 23, 2017(COO) October 24, 2017 (Director)
Gary Arca Chief Financial Officer and Director	January 25, 2006
Federico Villaseñor Director	February 1, 2007
Jordan Estra Director	March 26, 2010
Tanya Lutzke Director	October 28, 2016

1.  Executive Employment Agreements

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, and further amendments of May 1, 2019 and April 22, 2022, Robert Eadie is paid a base salary of Cdn$360,000 per annum, for acting as Chief Executive Officer of the Company.  The agreement expires on April 22, 2024 and may be terminated upon notice in writing and payment of 24 months salary.  In addition, the agreement provides that, for a period of 30 days after a “change of control”, Mr. Eadie may, by notice in writing to the Company, deem the agreement to be terminated, in which case Mr. Eadie will receive a lump sum payment of $720,000. A change of control (a “Change of Control”) is deemed to occur when (i) there is a sale of all or substantially all of the assets of the Company, (ii) there is a merger of the Company whereby shareholders of the Company hold less than 50% of the shares in the surviving entity, (iii) there is a change in ownership of voting securities of the Company sufficient to permit any person to elect or appoint a majority of the Board of Directors, (iv) any person or persons acting jointly or in concert acquire greater than 50% of the outstanding voting securities of the Company, or (v) there is a change in the composition of the Board of Directors of the Company as a result of a proposal by a shareholder group not supported by management resulting in current members of the Board of Directors representing less than 51% of the members of the Board of Directors.  In addition to his base salary, Mr. Eadie received fees for his services as a director in the amount of $$12,000 for the year ended April 30, 2022.

Pursuant to an executive consulting agreement dated January 1, 2022, Pierre Alarie is paid a base fee of US$400,000 for acting as President of the Company.   The agreement expires on December 31st, 2023 and may be terminated upon 90 days written notice and payment of 3 months of the base fee.  The agreement may be renewed for a further period of up to three years if agreed to by both parties.  Upon the occurrence of a Change of Control, Mr. Alarie may provide notice of termination in which case he will receive a lump sum payment of US$200,000.

Pursuant to an executive employment agreement amended with effect as of August 1, 2015, and further amendments of May 1, 2019 and April 22, 2022, Gary Arca is paid a base salary of $240,000 per annum, for acting as Chief Financial Officer of the Company.  The agreement expires on April 22, 2024 and may be terminated upon notice in writing and payment of 24 months salary.  In addition, the agreement provides that, for a period of 30 days after a Change of Control, Mr. Arca may, by notice in writing to the Company, deem the agreement to be terminated, in which case Mr. Arca will receive a lump sum payment of $480,000.  In addition to his base salary, Mr. Arca received fees for his services as a director in the amount of $12,000 for the year ended April 30, 2022.

Pursuant to his employment agreement, Salvador Garcia is paid a base fee of US$315,000 for acting as Chief Operating Officer of the Company.  The Agreement expires on April 22, 2024, with similar Change of Control provisions, whereby Mr. Garcia will receive, upon his providing a notice of termination, a lump sum of 6months; salary plus two months’ salary for every year of employment.

2.  Committee

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

As at April 30, 2022, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

San Martin Mine	61	153	40	254
Vancouver Office	7			7
Total				261

As at April 30, 2021, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

San Martin Mine	58	132	54	244
Vancouver Office	6	1	1	8
Total	64	133	55	252

As at April 30, 2020, we had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total

San Martin Mine	54	136	57	247
Vancouver Office	6	1	1	8
Total	60	137	58	255

E.	Share Ownership

There were 49,646,851 common shares issued and outstanding as of April 30th, 2022.  Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following common shares as of April 30, 2022:

Name	Number of Common Shares Beneficially Owned	Percentage
Robert Eadie	3,817,117	7.68%
Gary Arca	549,189	1.10%
Salvador Garcia	500,000	1.00%
Cory Kent	103,500	0.20%

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

For information concerning options held by our officers and directors, please see “Compensation”.

Stock Option Plan

The Company does not currently have any equity compensation arrangements in place under which directors, officers or employees can be granted an equity interest in the Company.  The Company previously had an incentive stock option plan in place (the “Plan”) pursuant to which the Board had the ability to grant options to purchase common shares (“Options”) to directors, officers, employees and consultants to the Company.  The Plan was subject to shareholder approval, which was not received at the Company’s January 28, 2014 annual general meeting.  Options granted under the Plan prior to January 28, 2014 have expired.  As at the April 30, 2022, no Options to purchase  common shares remain outstanding under the Plan.

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

RSU

The RSU plan was for eligible members of the Board of Directors, eligible employees and eligible contractors.  All outstanding RSUs as of December 31, 2020 were paid out.  Effective November 1, 2021, the Company granted an aggregate of 645,000 RSUs under the Plan allocated to certain employees and an aggregate of 1,010,000 RSUs to certain consultants. All RSUs vest as to one-third annually with performance conditions to apply.    The liability portion for the year ended April 30, 2022 is $53,098 (April 30, 2021 - Nil).

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than August 1st of the calendar year immediately following the calendar year of termination of service. DSU Awards going forward will vest on each anniversary date of the grant over a period of 3 years. The DSU share plan transactions during the period were as follows:

Units
Outstanding at April 30, 2019 & 2020 Paid out in 2020 Allocated on November 1, 2021	1,010,000 (210,000) 1,725,000
Total at April 30, 2022	2,525,000

Based on the fair value of $0.24 per share, the Company has recorded a liability in its financial statements of $278,688 (April 30, 2021 - $192) under Trades and Other Payable on the Statement of Financial Position.

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

The following table sets forth, as of April 30, 2022, the persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name of Shareholder	No. of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares	Percentage of Fully Diluted Common Shares(1)
2176423 Ontario Ltd. (a private company controlled by Eric S. Sprott) Toronto, Ontario	6,163,193(2)	12.41%	12.41%
Italpreziosi S P A	3,787,135	7.63%	7.63%
Robert Eadie	3,817,117	7.68%	7.68%

(1)	Based on 49,646,851 common shares issued and outstanding as at April 30, 2022.
(2)

The information is at April 30, 2022, as derived from SEDI, the electronic filing system for Insider Reporting.   The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at June 30, 2022, the registrar and transfer agent for our Company reported that there were 49,646,851 common shares of our Company issued and outstanding.  Of these, 44,036,225 were registered to Canadian residents (245 shareholders), 1,299,476 were registered to residents of the United States (92 shareholders) and 4,311,150 were registered to residents of other foreign countries (11 shareholders).

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
A.	Consolidated Statements and Other Financial Information

Item 18 of this Annual Report contains our financial statements as at and for the year ended April 30, 2022.  Our financial statements are stated in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Export Sales
(All dollar figures are in ‘000s)

Export sales constituted 100 percent of our Company’s total sales volume during the fiscal years disclosed in the following table:

Year	Sales	Export Sales (%)
2022	$25,679	100%
2021	$26,799	100%
2020	$24,820	100%
2019	$32,795	100%
2018	$27,807	100%
2017	$27,228	100%

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

Our Company paid our shareholders dividends in September, 2014.  Any future payment of dividends or distributions will be determined by the board of directors of our Company on the basis of our Company's earnings, financial requirements and other relevant factors.  Successful operation of our business is subject to a number of risks and uncertainties, including those described under the heading “Risk Factors” appearing on page 5, above.

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

This information is included in the 20F Registration Statement filed on August 12, 2016 and has not changed, except for the amendment to the Articles of the Company providing for the Direct Registration System (“DRS”) of the Company’s securities and to allow meeting of Shareholders by Telephone or other Electronic Means. See Exhibit 1.2

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

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with our Company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our Company in connection with carrying on a business in Canada (a “non-resident holder”).  It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder.  Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange.  Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owning and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

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

Our current independent public accountants provided audit and other services during the fiscal year ended April 30, 2022 and April 30, 2021:

	April 30, 2021	April 30, 2022
Audit Fees	92,500	150,000
Audit-Related Fees	30,000	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total Fees	122,500	150,000

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

Since May 2016, Davidson & Company LLP, Chartered Professional Accountants have been the Company’s independent accountants.

Item 16G	Corporate Governance

Not Applicable

Item 16H	Mine Safety Disclosure

Not Applicable

PART II

Item 17	Financial Statements

Not Applicable

Item 18	Financial Statements

The following financial statements and notes thereto are filed with and incorporated herein as part of this Annual Report as Exhibit F-1:

Audited financial statements of the Company for the year ended April 30, 2022, including consolidated statements of financial position, consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

The Company’s Financial Statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number	Description

1.	Articles of Incorporation

1.1	Notice of Articles of Starcore International Mines Ltd. dated November 1, 2017.[1]

1.2	Amended Articles of Starcore International Mines Ltd. dated October 24, 2017.[1]

1.3	Notice of Change of Directors dated November 1, 2017. [1]

1.4	Notice of Change of Directors dated November 17, 2020.[2]

1.5	Amended Articles of Starcore International Mines Ltd. dated November 17, 2020.[2]

1.6	Notice of Change of Directors dated January 10, 2022.

8.	List of Subsidiaries

8.1	Subsidiaries of the Company.

12.	Certifications

12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Chief Financial Officer

96.	Technical Report Summary

96.1	S-K 1300 Technical Report Summary San Martin Mine prepared by Erme Enriquez, C.P.G., B.Sc., M.Sc. dated June 28, 2022.

96.2	Consent of Erme Enriquez, CPG B.Sc, M.Sc.

F-1	Financial Statements

Notes:

1.	Incorporated by reference from the Company’s Annual report on Form 20-F, as filed with the Securities exchange Commission on July 30, 2018.
2.	Incorporated by reference from the Company’s Annual report on Form 20-F, as filed with the Securities exchange Commission on July 29, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Starcore International Mines Ltd.

Date: July 29, 2022	By:	/s/ Robert Eadie
Name: Robert Eadie
Title: CEO

Starcore International Mines Ltd.

Consolidated Financial Statements

For the years ended April 30, 2022 and April 30, 2021

DAVIDSON & COMPANY LLP Chartered Professional Accountants

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Starcore International Mines Ltd.

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Starcore International Mines Ltd. (the “Company”), as of April 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), cash flows, and changes in equity for the years ended April 30, 2022, 2021, and 2020, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022 and 2021, and the results of its operations and its cash flows for the years ended April 30, 2022, 2021, and 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of impairment indicators of Mining interest, plant and equipment

As described in Note 8 to the consolidated financial statements, the carrying amount of the Company’s mining interest, plant and equipment was $29,820,000 as at April 30, 2022.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of mining interest, plant and equipment is a critical audit matter are that there was judgment by management when assessing whether there were indicators of impairment for these capital assets, specifically related to assessing: (i) technological obsolescence of the mining interest, plant and equipment; (ii) significant adverse changes in the business climate or legal factors including changes in gold and silver prices; and iii) internal reporting regarding the economic performance of the mining interest, plant and equipment and comparison to historical operations. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to conduct a formal impairment test.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures include, among others:

•	evaluating management’s assessment of indicators of impairment;
•	assessing the condition and potential obsolescence of the mining interest, plant and equipment;
•	assessing significant changes in the expected operating costs, current period cash flow and operating income in comparison to historical operations;
•	considering current and forecasted gold and silver prices through review of external market and industry data;
•	assessing the completeness of external or internal factors that could be considered as indicators of impairment; and
•	assessing the adequacy of the associated disclosures in the financial statements.

Accounting for income taxes

As described in Note 19 to the consolidated financial statements, the carrying amount of the Company’s deferred tax assets is $3,348,000 and deferred tax liabilities is $5,610,000.

The principal considerations for our determination that performing procedures relating to the assessment of deferred tax assets and liabilities is a critical audit matter are that there was judgment by management when assessing: (i) material foreign and domestic tax provisions; and (ii) complex tax regulations relating to multiple jurisdictions. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of these elements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures include, among others:

•	evaluating the appropriateness and accuracy of the gross deferred tax assets and deferred tax liabilities by assessing significant changes by nature of the tax item;
•

utilizing personnel with specialized knowledge and skill in domestic and international tax to assist in analyzing management’s assessment of domestic and foreign tax laws and the application to the Company’s tax provision; and

•	assessing the adequacy of the associated disclosures in the financial statements.

We have served as the Company’s auditor since 2016.

Vancouver, CanadaChartered Professional Accountants

July 28, 2022

Starcore International Mines Ltd.

Consolidated Statements of Financial Position
(in thousands of Canadian dollars)

	April 30,	April 30,
As at	2022	2021
Assets

Current
Cash	$8,818	$4,392
Amounts receivable (note 5)	1,580	1,170
Inventory (note 6)	1,535	1,781
Prepaid expenses and advances	472	367
Investment (note 7)	492	779

Total Current Assets	12,897	8,489

Non-Current
Mining interest, plant and equipment (note 8)	29,820	29,404
Right-of-use assets (note 10)	894	979
Exploration and evaluation assets (note 9)	5,082	4,088
Reclamation deposits	—	165
Deferred tax assets (note 19)	3,348	3,346

Total Non-Current Assets	39,144	37,982

Total Assets	$52,041	$46,471

Liabilities

Current
Trade and other payables	$3,126	$2,213
Current portion of lease liability (note 10)	636	447

Total Current Liabilities	3,762	2,660

Non-Current
Rehabilitation and closure cost provision (note 12)	2,353	1,952
Lease liability (note 10)	262	500
Deferred tax liabilities (note 19)	5,610	5,079

Total Non-Current Liabilities	8,225	7,531

Total Liabilities	$11,987	$10,191

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Financial Position
(in thousands of Canadian dollars)

	April 30,	April 30,
As at	2022	2021
Equity

Share capital (note 13)	$50,725	$50,725
Equity reserve	11,349	11,349
Foreign currency translation reserve	2,185	816
Accumulated deficit	(24,205)	(26,610)

Total Equity	40,054	36,280

Total Liabilities and Equity	$52,041	$46,471

Commitments (note 15)

Subsequent Events (notes 11 and 13)

Approved by the Directors:

“Robert Eadie”	Director	“Gary Arca”	Director

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(in thousands of Canadian dollars except per share amounts)

For the year ended April 30,	2022	2021	2020
Revenues
Mined ore	$25,679	$26,799	$24,820
Total Revenues (note 18)	25,679	26,799	24,820

Cost of Sales
Mined ore	(16,960)	(16,038)	(19,150)
Depreciation and depletion (notes 8 and 10)	(3,413)	(4,359)	(3,686)
Total Cost of Sales	(20,373)	(20,397)	(22,836)

Earnings from mining operations	5,306	6,402	1,984

Financing costs (note 11)	(181)	(148)	(554)
Foreign exchange	85	(697)	(369)
Management fees and salaries (note 15)	(1,271)	(1,283)	(1,151)
Office and administration	(913)	(598)	(942)
Professional and consulting fees (note 15)	(835)	(738)	(1,000)
Pre- exploration costs	(31)	(47)	-
Shareholder relations	(644)	(220)	(297)
Transfer agent and regulatory fees	(88)	(112)	(83)

Earnings (loss) before taxes and other losses	1,428	2,559	(2,412)

Other Losses
Loss on sale of Toiyabe (note 9)	(40)	(1,116)	—
Unrealized loss on investement (note 7)	(287)	—	—
Sale of royalties (note 9)	1,600	—	—
Impairment of Mining Interest, Plant and Equipment (note 8)	—	—	(39)
Total Other Losses	1,273	(1,116)	(39)

Earnings (loss) before taxes	2,701	1,443	(2,451)

Income tax recovery/ (expense) (note 19)
Deferred	(296)	1,449	(1,178)

Earnings (loss) for the year	2,405	2,892	(3,629)

Other comprehensive income (loss)
Foreign currency translation differences	1,369	(3,916)	1,897

Comprehensive loss for the year	$3,774	$(1,024)	$(1,732)

Basic earnings (loss) per share (Note 17)	$0.05	$0.06	$(0.07)

Diluted earnings (loss) per share (Note 17)	$0.05	$0.06	$(0.07)

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

For the years ended April 30,	2022	2021	2020
Cash provided by
Operating activities
Earnings (loss) for the year	$2,405	$2,892	$(3,629)
Items not involving cash:
Depreciation and depletion (note 8)	3,470	4,456	3,836
Discount on long-term debt (note 11)	—	15	115
Interest on long-term debt (note 11)	—	23	349
Income tax recovery	296	(1,449)	1,178
Sale of royalty (note 9)	(1,600)	—	—
Lease accretion (note 10)	81	106	89
Loss on sale of Toiyabe (note 9)	40	1,116	—
Sale of Altiplano (note 8)	—	—	39
Rehabilitation and closure cost accretion (note 12)	160	85	72
Share-based payments (note 13)	140	72	44
Unrealized loss on investment (note 7)	287	—	—

Cash generated by operating activities before working capital changes	5,279	7,316	2,093

Change in non-cash working capital items
Amounts receivable	(450)	629	1,022
Inventory	183	(332)	(216)
Prepaid expenses and advances	(118)	(115)	86
Trade and other payables	939	(230)	(246)

Cash inflow from operating activities	5,833	7,728	2,739

Financing activities
Loan payment (note 11)	—	(2,999)	(1,411)
Interest paid (note 11)	—	(235)	(514)
Lease payments (note 10)	(611)	(724)	(524)

Cash outflow from financing activities	(611)	(3,958)	(2,449)

Investing activities
Investment in exploration and evaluation assets (note 9)	(905)	(298)	(427)
Purchase of mining interest, plant and equipment (note 8)	(1,846)	(1,277)	(2,687)
Sale of royalty (note 9)	1,600	—	—
Proceeds from sale of Altiplano (note 8)	—	269	1,836
Cash on sale of Toiyabe (note 9)	—	187	—
Cash received from reclamation deposit	134	—	—

Cash outflow from investing activities	(1,017)	(1,119)	(1,278)

Total increase (decrease) in cash	4,205	2,651	(988)
Effect of foreign exchange rate changes on cash	221	(364)	544
Cash, beginning of year	4,392	2,105	2,549

Cash, end of year	$8,818	$4,392	$2,105

Non-cash transactions for year ended April 30, 2022:

a)	The Company accrued $nil (2021 - $nil; 2020 - $303) in equipment purchased through Trade payables.
b)	Capitalized $195 (2021 - $871; 2020 - $nil) in asset retirement obligations to Mining Interests.
c)	Capitalized $518 in Right of use assets and $440 in lease liabilities (less deposit of $78) (2021/2020 - $nil).
d)	The Company paid $nil (2021 - $nil; 2020 -$nil) in taxes,

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Changes in Equity for the years ended April 30, 2021, 2020 and 2019

(in thousands of Canadian dollars except for number of shares)

				Foreign
	Number of			Currency
	Shares	Share	Equity	Translation	Accumulated
	Outstanding	Capital	Reserve	Reserve	Deficit	Total

Balance, April 30, 2019	49,646,851	50,725	11,349	2,835	(25,873)	39,036

Foreign currency translation differences	—	—	—	1,897	—	1,897
Loss for the year	—	—	—	—	(3,629)	(3,629)

Balance, April 30, 2020	49,646,851	50,725	11,349	4,732	(29,502)	37,304

Foreign currency translation differences	—	—	—	(3,916)	—	(3,916)
Earnings for the year	—	—	—	—	2,892	2,892

Balance, April 30, 2021	49,646,851	50,725	11,349	816	(26,610)	36,280

Foreign currency translation differences	—	—	—	1,369	—	1,369
Earnings for the year	—	—	—	—	2,405	2,405
Balance, April 30, 2022	49,646,851	50,725	11,349	2,185	(24,205)	40,054

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

1.	Corporate information

Starcore International Mines Ltd. is the parent company of its consolidated group (the “Company” or “Starcore”) and was incorporated in Canada with its head office located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico. In May of 2020, the Company completed the sale of Altiplano GoldSilver S.A. de C.V (“Altiplano”), which owns the gold and silver concentrate processing plant in Matehuala, Mexico (see note 8).

The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions. In management’s judgment, the Company has adequate working capital and cash for the upcoming twelve months. See Note 20- Subsequent Event- Private Placement.

2.	Basis of preparation

a)	Statement of compliance

These consolidated financial statements for the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on July 27, 2022.

b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments, which are measured at fair value, as explained in the Company’s accounting policies discussed in note 3. These financial statements have been prepared using the accrual basis of accounting except for cash flow information. The consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency, and all values are rounded to the nearest thousand dollars, unless otherwise indicated.

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

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The Company’s wholly-owned subsidiary Bernal, along with various other subsidiaries, carry out their operations in Mexico, U.S.A. and in Canada.

All intra-group transactions, balances, income and expenses are eliminated, in full, on consolidation.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

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

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statement of Operations and Comprehensive Income (Loss) in accordance with the nature of the transactions to which the foreign currency gains and losses relate, except for foreign exchange gains and losses from translating investments and marketable securities which are recognized in other comprehensive income as part of the total change in fair values of the securities. Unrealized foreign exchange gains and losses on cash balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

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

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. At April 30, 2022 and 2021, the Company had no cash equivalents.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

3.	Summary of significant accounting policies – (cont’d)

d)	Revenue Recognition

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

Revenues from metal sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that may be up to two weeks after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal sales are therefore measured at fair value.

e)	Inventory

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

f)	Mining Interest, Plant and Equipment

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

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

3.	Summary of significant accounting policies – (cont’d)

f)	Mining Interest, Plant and Equipment – (cont’d)

Recognition and Measurement – (cont’d)

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized.  Mine development costs incurred to maintain current production are included in the consolidated statement of operations and comprehensive income (loss). Exploration costs relating to the current mine in production are expensed to net income as incurred due to the immediate exploitation of these areas or an immediate determination that they are not exploitable.

Borrowing costs that are directly attributable to the acquisition and preparation for use, are capitalized. Capitalization of borrowing costs begins when expenditures are incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

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

Subsequent Costs

The cost of replacing part of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its costs can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing of equipment are recognized in the Company’s profit or loss as incurred

Leased Equipment

Leases are recognized as a right-to-use asset with a corresponding liability at the date at which the leased asset is available for use. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

3.	Summary of significant accounting policies – (cont’d)

f)	Mining Interest, Plant and Equipment – (cont’d)

Depreciation and Impairment

Mining interest, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and resources expected to be converted to reserves. Currently the depletion base is approximately 10 years of expected production.  Depreciation of plant and equipment and corporate office equipment, vehicles, software and leaseholds is calculated using the straight-line method, based on the lesser of economic life of the asset and the expected life of mine of approximately 10 years.  Where components of an asset have different useful lives, depreciation is calculated on each separate part. Depreciation commences when an asset is available for use.  At the end of each calendar year estimates of proven and probable gold reserves and a portion of resources expected to be converted to reserves are updated and the calculations of amortization of mining interest, plant and equipment is prospectively revised.

The Company reviews and evaluates its mining interests, plant and equipment for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the recoverable value of a cash generating unit is less than the carrying amount of the assets.  An impairment loss is measured and recorded based on the greater of the cash generating unit’s fair value less cost to sell or its value in use versus its carrying value.  In assessing value in use, future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs discounted to their present value.

Mining interests, plant and equipment that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the consolidated statement of operations and comprehensive loss.

g)	Rehabilitation and Closure Cost Provision

The Company records a provision for the estimated future costs of rehabilitation and closure of operating and inactive mines and development projects, which are discounted to net present value using the risk- free interest rates applicable to the future cash outflows. Estimates of future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The provision for the Company’s rehabilitation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statement of Operations and Comprehensive Loss. The provision for rehabilitation and closure cost obligations is re-measured at the end of each reporting period for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to risk free interest rates.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

3.	Summary of significant accounting policies – (cont’d)

g)	Rehabilitation and Closure Cost Provision – (cont’d)

Rehabilitation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized rehabilitation and closure costs, in which case, the capitalized rehabilitation and closure costs is reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statement of Operations and Comprehensive Loss. Rehabilitation and closure cost obligations related to inactive mines are included in production costs in the Consolidated Statement of Operations and Comprehensive Income (Loss) on initial recognition and subsequently when re-measured.

h)	Exploration and Evaluation Expenditures

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

Any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

i)	Financial Instruments

Recognition

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

3.	Summary of significant accounting policies – (cont’d)

i)	Financial Instruments – (cont’d)

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Company has no reasonable expectations of recovering the contractual cash flows on a financial asset.

All of the Company’s financial instruments are classified into one of the following categories based upon the purpose for which the instrument was acquired or issued. All transactions related to financial instruments are recorded on a trade date basis.  The Company’s accounting policy for each category is as follows:

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets are classified according to the following measurement categories:

i)	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
ii)	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

i)	amortized cost; or
ii)	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives)

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.

The Company’s financial assets consist of cash and investments, which are classified and measured at FVTPL, with realized and unrealized gains or losses related to changes in fair value reported in profit or loss, and amounts receivable, which is classified at amortized cost. The Company’s financial liabilities consist of trade and other payables and loans payable, which are classified and measured at amortized cost using the effective interest method. Interest expense is reported in profit or loss.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

3.	Summary of significant accounting policies – (cont’d)

i)	Financial Instruments – (cont’d)

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted observed in active markets) for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

j)	Income Taxes

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

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

3.	Summary of significant accounting policies – (cont’d)

k)	Share Capital

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

l)	Profit or Loss per Share

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

m)	Share-based Payments

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

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

3.	Summary of significant accounting policies – (cont’d)

m)	Share-based Payments – (cont’d)

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

n)	New and Revised Accounting Standards

The following accounting standards have been issued or amended but are not yet effective. The Company has not early adopted these new and amended standards. The Company continues to evaluate the new standards but currently no material impact is expected as a result of the adoptions of these new and amended standards:

•	IAS 1 “Presentation of Financial Statements”
•	IAS 16 “Property, Plant and Equipment”

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

Information about critical estimates and judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

4.	Critical accounting estimates and judgments – (cont’d)

Estimates

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

b)	Units of Production Depletion and Depreciation

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

The inflation rate applied to estimated future rehabilitation and closure costs is 7.65% and the discount rate currently applied in the calculation of the net present value of the provision is 10% (note 12).

d)	Mineral Reserves and Mineral Resource Estimates

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

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

4.	Critical accounting estimates and judgments – (cont’d)

Judgments

a)	Impairments

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

b)	Income Taxes

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

5.	Amounts receivable

	April 30, 2022	April 30, 2021
Taxes receivable	$1,113	$660
Trades receivable	315	380
Other	152	130
	$1,580	$1,170

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

6.	Inventory

	April 30, 2022	April 30, 2021
Carrying value of inventory:
Doré	$353	$889
Goods in transit	42	—
Work-in-process	80	85
Stockpile	14	49
Supplies	1,046	758
	$1,535	$1,781

7.	Investment

Marketable securities at April 30, 2022 consists of a FVTPL investment in Westward Gold Inc. (formerly IM Exploration Inc.) (“WG”). At April 30, 2022, the Company held 4,100,000 common shares valued at $0.12 for $492 representing a $287 unrealized loss from the original cost, valued at $779 at April 30, 2021. The fair value of WG has been determined by reference to published price quotations in an active market.

While the Company will seek to maximize the proceeds it receives from the sale of its WG Shares, there is no assurance as to the timing of disposition or the amount that will be realized.
8.	Mining interest, plant and equipment

	Mining Interest	Plant and Equipment	Corporate Equipment	Total
		Mining Altiplano
Cost
Balance, April 30, 2020	$72,776	$26,603	$725	$100,104
Increase in ARO provision (note 12)	871	—	—	871
Additions	491	483	—	974
Effect of foreign exchange	(8,637)	(3,129)	—	(11,766)
Balance, April 30, 2021	65,501	23,957	725	90,183
Increase in ARO provision (note 12)	195	—	—	195
Additions	621	1,210	15	1,846
Effect of foreign exchange	3,117	1,251	—	4,368
Balance, April 30, 2022	$69,434	$26,418	$740	$96,592
Depreciation
Balance, April 30, 2020	$(47,124)	$(16,987)	$(691)	$(64,802)
Depreciation for the year	(1,188)	(2,532)	(17)	(3,737)
Effect of foreign exchange	5,648	2,112	—	7,760
Balance, April 30, 2021	(42,664)	(17,407)	(708)	(60,779)
Depreciation for the year	(1,063)	(1,750)	(10)	(2,823)
Effect of foreign exchange	(2,298)	(872)	—	(3,170)
Balance, April 30, 2022	$(46,025)	$(20,029)	$(718)	$(66,772)
Carrying amounts
Balance, April 30, 2021	$22,837	$6,550	$17	$29,404
Balance, April 30, 2022	$23,409	$6,389	$22	$29,820

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

8.	Mining interest, plant and equipment – (cont’d)

San Martin

The Company’s mining interest, plant and equipment pertain to gold and silver extraction and processing through its San Martin mine.

Sale of Altiplano Facility

In August, 2015, the Company acquired Cortez Gold Corp. in an all-share transaction completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia), which owned Altiplano and its facility, a third party gold and silver concentrate processing plant in Matehuala, Mexico. The Company accepted an offer on July 5, 2019, to sell 100% of the shares of Altiplano for US$1.6 million payable in quarterly installments to May 31, 2020 (full payment received). As a result, the Company recorded an impairment of $4,804 to the Statement of Operations and Comprehensive Income (Loss) during the year ended  April 30, 2019, and $39 expensed to the Statement of Operations and Comprehensive Income (Loss) in the year ending April 30, 2020.

9.	Exploration and evaluation assets

a)	American Consolidated Minerals (“AJC”) properties

Toiyabe, U.S.A

The Company has the rights to a 100% undivided interest in the Toiyabe Gold Project (“Toiyabe”), subject to a 3% net smelter revenue royalty (“NSR”), located in Lander County, Nevada, United States of America.

During the year ended April 30, 2021, the Company entered into a binding agreement with WG for the assignment of the Company’s option to acquire a 100 interest in Toiyabe from the optionor. The Company transferred all of its rights and WG assumed all property claim and maintenance payments and all obligations under the current option agreement with the optionor. As consideration for the transfer of the Company’s option to acquire Toiyabe, WG made payments of US$ 150,000 in cash and 4,100,000 common shares in the capital of WG. The WG shares were valued at fair market value at date of issue of $ 0.19 per share (see note 7) and were subject to a contractual escrow period of twelve (12) months following the date of issuance, with 25% being released every three (3) months from closing of the Transaction (75% has been released with an additional 25% released subsequent to April 30, 2022).

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

9.Exploration and evaluation assets – (cont’d)

The consideration received in cash and shares was valued at $966 and, as a result, the Company recorded a loss on Toiyabe of $1,116, in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ending April 30, 2021. During the year ended April 30, 2022, the Company realized a loss of $40 attributable to the disposal of a reclamation bond associated with Toiyabe.

b)	Creston Moly (“Creston”) properties

The Company has acquired the rights to the following exploration properties:

i)El Creston Project, Mexico

The Company acquired a 100% interest in mineral claims known as the El Creston molybdenum property located northeast of Hermosillo, State of Sonora, Mexico, which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/copper (“Cu”) mineralization. The mineral concessions are subject to a 3% net profits interest.

During the year ended April 30, 2022, the Company acquired additional claims from Minera Teocuitla SA de CV of Hermosillo, Sonora, Mexico. The Teocuitla claims are located in Opodepe, Sonora, Mexico beside the El Creston claim in the northwest part of the El Creston property.

ii)Ajax Project, Canada

The Company acquired a 100% interest in mineral claims known as the Ajax molybdenum property located in B.C.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

9.Exploration and evaluation assets – (cont’d)

iii)	Scottie Claims Royalty, Canada

The Company acquired a 3% NSR in the Scottie gold claims located in B.C. During the year ended April 30, 2022, the Company sold its 3% NSR to Scottie Resources Corp. for $1,600. As the Scottie gold claims had a net book value of $nil, the full amount is shown as a gain on the consolidated statement of operations and comprehensive income (loss) for the year ended April 30, 2022.

	AJC Properties	Creston Properties	AJC X Properties	Total
Acquisition costs:
Balance, April 30, 2020	$36	$2,001	$—	$2,037
Property disposition	(36)	—	—	(36)
Balance, April 30, 2021 and April 30, 2022	$—	$2,001	$—	$2,001
Exploration costs:
Balance, April 30, 2020	$2,008	$1,931	$—	$3,939
Maintenance	38	260	—	298
Property disposition	(2,046)	—	—	(2,046)
Foreign exchange	—	(104)	—	(104)
Balance, April 30, 2021	—	2,087		2,087
Maintenance	—	491	—	491
Drilling costs	—	353	—	353
Foreign exchange	—	89	61	150
Balance, April 30, 2022	$—	$3,020	$61	$3,081
Total Exploration and evaluation assets
Balance, April 30, 2021	$—	$4,088	$—	$4,088
Balance, April 30, 2022	$—	$5,021	$61	$5,082

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

10.	Leases

Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment.  The Company recognized lease liabilities in relation its head office in Canada and machinery in Mexico. The following is a reconciliation of the changes in the lease liabilities and assets:

	Starcore	Bernal	Total
Lease balance, April 30, 2020	$269	$1,431	$1,700
Lease accretion	20	85	105
Payments	(66)	(658)	(724)
Foreign exchange	—	(134)	(134)
Long term lease liabilities, April 30, 2021	223	724	947
Lease accretion	16	65	81
Lease additions	—	440	440
Payments	(66)	(545)	(611)
Foreign exchange	—	41	41
Long term lease liabilities, April 30, 2022	$173	$725	$898

		April 30, 2022	April 30, 2021
Current		$636.00	$447.00
Non-Current		$262.00	$500.00
Total		$898.00	$947.00

	Office	Mining Equipment	Total
Lease asset, April 30, 2020	$260	$1,584	$1,844
Amortization	(52)	(667)	(719)
Foreign exchange	$—	(146)	(146)
Lease asset, April 30, 2021	208	771	979
Amortization	(52)	(595)	(647)
Additions	—	518	518
Foreign exchange	—	44	44
Lease asset, April 30, 2022	$156	$738	$894

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

11.	Loans payable

On June 10, 2020, the Company repaid secured bonds, due June 17, 2020, in the aggregate principal amount of $3,000 (the “Bonds”) less structuring and finder’s fees of $60 cash and $171 attributed to finders warrants, totaling $231, plus outstanding interest calculated at 8% per annum, for a total payment of $3,234

	Principal	Interest	Discount	Total
Balance, April 30, 2020	2,999	212	(15)	3,196
Discount	—	—	15	15
Loan repayment	(2,999)	—	—	(2,999)
Interest paid on bond	—	(235)	—	(235)
Interest accrual	—	23	—	23
Balance, April 30, 2021 and April 30, 2022	$—	$—	$—	$—

The Company’s financing costs for the year ended April 30, 2022, 2021, and 2020 as reported on its Consolidated Statement of Operations and Comprehensive Loss can be summarized as follows:

For the year ended April 30,	2022	2021	2020
Unwinding of discount on rehabilitation and closure accretion (note 12)	$160	$85	$72
Discount unwinding on debt repaid (note 11)	—	15	115
Lease accretion Starcore (note 10)	16	20	23
Interest on diesel equipment lease	—	—	3
Interest expense on debt (note 11)	—	23	349
Bank fees	9	11	—
Interest revenue	(4)	(6)	(8)
	$181	$148	$554

12.	Rehabilitation and closure cost provision

The Company’s asset retirement obligations consist of reclamation and closure costs for the mine. At April 30, 2022, the present value of obligations is estimated at $2,353 (April 30, 2021 - $1,952) based on expected undiscounted cash-flows at the end of the mine life of  $2,652 (April 30, 2021 - $2,545), which is calculated annually over 5 to 10 years. Such liability was determined using a discount rate of 10% (April 30, 2021 – 8%) and an inflation rate of 7.65% (April 30, 2021 – 3.5%).

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, closing portals to underground mining areas and other costs. Changes to the reclamation and closure cost balance during the period are as follows:

	April 30, 2022	April 30, 2021
Balance, beginning of year	$1,952	$1,014
Accretion expense	160	85
Increase in provision	195	871
Foreign exchange fluctuation	46	(18)
	$2,353	$1,952

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

13.	Share capital

a)	Common shares

The Company is authorized to issue an unlimited number of common shares, issuable in series.

The holders of common shares are entitled to one vote per share at meetings of the Company and to receive dividends, which may be declared from time-to-time. All shares are ranked equally with regard to the Company’s residual assets. During the year ended April 30, 2022 and April 30, 2021, the Company did not issue any common shares.

b)	Warrants

A summary of the Company’s outstanding share purchase warrants at April 30, 2022 and April 30, 2021 and the changes during the period ended is presented below:

	Number of warrants	Weighted average exercise price
Outstanding at April 30, 2020 and April 30, 2021	3,250,000	$0.21
Expired	(3,250,000)	0.21

Outstanding at April 30, 2020 and April 30, 2021	—	—

 During the year ending April 30, 2022, no new warrants were issued and 3,250,000 warrants expired unexercised.

c)	Share-based payments

The Company, in accordance with the policies of the Toronto Stock Exchange (“TSX”), was previously authorized to grant options to directors, officers, and employees to acquire up to 20% of the amount of stock outstanding. In January 2014, the Company’s shareholders voted to cancel the Company’s option plan and, as a result, the Company’s Board of Directors have not grant further options and there were no options outstanding, for the years ending April 30, 2022 and April 30, 2021.

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

Effective August 1, 2016, The Board of Directors approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”). Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued. The Company may issue no more than the equivalent of 20% of its issued and outstanding common shares as RSU/DSU share incentives.

RSU

The RSU plan is for eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs vest over a period of three years from the date of grant, vesting as to one-third each year from date of grant. In addition to the vesting period, the Company has also set Performance Conditions that will accompany vested RSUs.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

13.	Share capital – (cont’d)

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”) – (cont’d)

The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than the third calendar year after the year in which the RSUs have been granted and will be terminated to the extent the performance objectives or other vesting criteria have not been met. The RSU share plan transactions during the year were as follows:

Units
Outstanding at April 30, 2020	330,000
Expired	(220,000)
Exercised	(110,000)

Outstanding at April 30, 2021	—
Granted	1,655,000
Outstanding at April 30, 2022	1,655,000

1,655,000 RSU’s were granted in the year ended April 30, 2022. The RSU’s have been valued at fair value of $0.21 per share as at April 30, 2022, and the total fair value of this liability is recorded at $53 (April 30, 2021 - $nil) under Trades and Other Payables on the Statements of Financial Position.

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than December 31st of the calendar year immediately following the calendar year of termination of service. DSU Awards going forward will vest on each anniversary date of the grant over a period of 3 years. The DSU share plan transactions during the period were as follows:

Units
Outstanding at April 30, 2020	1,010,000
Exercised	(210,000)
Outstanding at April 30, 2021	800,000
Granted	1,725,000

Outstanding at April 30, 2022	2,525,000

Based on the fair value at April 30, 2022 of $0.21 (2021 - $0.24) per share, the Company has recorded a liability of $279 (April 30, 2021 - $192) under Trades and Other Payable on the Statement of Financial Position. 1,725,000 DSU’s were granted in the current year ended April 30, 2022. During the prior year end April 30, 2021, 210,000 DSU’s were exercised at $0.31 for $65.

During the year ended April 30, 2022, a total of $140 (2021 - $72; 2020 - $44) was recorded in the statement of profit and loss as share-based payments, included in management fees, wages and consulting.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

14.	Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Cash is carried at their fair value. There are no material differences between the carrying values and the fair values of any other financial assets or liabilities due to their short term nature. In the normal course of business, the Company’s assets, liabilities and future transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

a)	Currency risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

A 10% increase or decrease in the US dollar exchange may increase or decrease comprehensive income (loss) by approximately $1,293. A 10% increase or decrease in the MXN$ exchange rate will decrease or increase comprehensive income (loss) by approximately $546.

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

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The  Company’s maximum exposure  to credit risk is with respect to its cash and account receivable, the balance of which at A pril 30, 2022 is $10,398 (April 30, 2021 - $5,562).

Cash of $1,105 (April 30, 2021 - $901) are held at a Mexican financial institution, cash of $5,490 (April 30, 2021 – $2,317) is held in US dollars at a Canadian financial institution and the remainder of $2,223 (April 30, 2021 - $1,174) are held at a chartered Canadian financial institution; the Company is exposed to the risks of those financial institutions. The taxes receivable are comprised of Mexican VAT taxes receivable of $1,085 (April 30, 2021 - $619) and GST receivable of $28 (April 30, 2021 - $41), which are subject to review by the respective tax authority. Trade receivables include $315 due from one customer.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

14.	Financial instruments – (cont’d)

d)	Liquidity risk

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at April 30, 2022, the Company was holding cash of $8,818 (April 30, 2021 - $4,392).

Obligations due within twelve months of April 30,	2022	2022	2024	2025 and beyond
Trade and other payables	$3,126	$—	$—	$—
Reclamation and closure obligations	$—	$—	$—	$3,011
Leases Liability	$497	$230	$135	$6

The Company’s trade and other payables are due in the short term. Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine will be sufficient to meet its financial obligations.

e)	Commodity risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company. A 10% decrease or increase in metal prices may result in a decrease or increase of $2,568 in revenue.

15.	Commitments and related party transactions

Except as disclosed elsewhere in these consolidated financial statements, the Company has the following commitments outstanding at April 30, 2022:

a)

The Company has a land rental commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing concession commitments on the mine site and exploration and evaluation assets of approximately $700 per year.

b)

The Company has management contracts to officers and directors totaling $600 and US$315 per year, payable monthly, expiring in April 2024 and US$400 per year until December 2023. The Company paid the following amounts to key management personnel, consisting of the chief executive officer, president, chief financial officer, the chief operating office and directors in the years:

For the year ended April 30,	2022	2021	2020
Management fees	$1,141	$1,012	$838
Legal fees - Professional Fees	18	13	23
Directors fees - Salaries	54	62	72
Total	$1,213	$1,087	$933

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

15.	Commitments and related party transactions – (cont’d)

The Company also accrued $87 (2021 - $167; 2020 - $21) for DSU’s for directors and $40 (2021 - $(7); 2020 - $17) for RSU’s which are not included above.

16.	Capital disclosures

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in the consolidated statements of changes in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements and there were no changes to the capital management in the year ended April 30, 2022

17.	Earnings per share

The Company calculates the basic and diluted income per common share using the weighted average number of common shares outstanding during each period and the diluted income per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year. As at April 30, 2022 and 2020, all warrants outstanding were excluded in the dilutive weighted average shares outstanding as they were anti-dilutive. The denominator for the calculation of income per share, being the weighted average number of common shares, is calculated as follows:

For the years ended April 30,	2022	2021	2020

Issued common share, beginning of year	49,646,851	49,646,851	49,646,851
Effect of dilutive warrants and options	—	2,250,000	—

Diluted weighted average common shares	49,646,851	51,896,851	49,646,851

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

18.	Segmented information

During the year ended April 30, 2022, the Company earned all of its revenues from one customer. As at April 30, 2022, the Company does not consider itself to be economically dependent on this customer as transactions with this party can be easily replaced by transactions with other parties on similar terms and conditions. The balance owing from this customer on April 30, 2022 was $315 (April 30, 2021 - $380). The Company operates in one segment, the revenue is from gold and silver mining in Mexico.

The Company operates in three reportable geographical and one operating segment.  Selected financial information by geographical segment is as follows:

April 30, 2022	Mexico	Canada	USA	Total
Exploration & evaluation assets	$5,021	$61	$—	$5,082
Right of use assets	738	156	—	894
Mining interest, plant and equipment	29,798	22	—	29,820
Deferred tax asset	279	3,069	—	3,348

April 30, 2021	Mexico	Canada	USA	Total
Exploration & evaluation assets	$4,088	$—	$—	$4,088
Right of use assets	771	208	—	979
Mining interest, plant and equipment	29,387	17	—	29,404
Reclamation bonds	—	—	165	165
Deferred tax asset	434	2,912	—	3,346

19.	Income taxes

Current and deferred income tax expenses differ from the amount that would result from applying the Canadian statutory income tax rates to the Company’s earnings before income taxes. This difference is reconciled as follows:

For the year ended April 30,	2022	2021	2020
Income (loss) before income taxes	$2,701	$1,443	$(2,451)

Income tax expense (recovery) at statutory rate	729	390	(662)
Difference from higher statutory tax rates on earnings of foreign subsidiaries	33	(74)	822
Losses expired	—	(305)	742
Permanent Difference	—	—	60
Effect of Mexican mining royalty tax (SMD) on deferred income tax liabilities	58	(54)	(473)
Recognition of previously unrecognized non-capital loss carry forward and other deductible tax benefits	(524)	(1,406)	689
Income tax (recovery) expense	$296	$(1,449)	$1,178

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

19.	Income taxes – (cont’d)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	April 30, 2022	April 30, 2021
Deferred income tax assets (liabilities):
Mining interest, plant and equipment	$(6,116)	$(5,891)
Payments to defer	(63)	(56)
Insurance	(7)	(7)
Reclamation and closure costs provision	976	719
Exploration assets	(550)	1,549
Expenses reserve	323	132
Pension-fund reserve	124	88
Deferred mining tax	(1,025)	(968)
Non-capital losses and other deductible tax benefits	4,251	2,437
Plant and equipment	109	345
Other	(284)	(81)
Deferred income tax liabilities, net	$(2,262)	$(1,733)

The Non-Capital losses are set to expire between 2026 and 2041 while the remaining loss carry forwards have no set expiry date. In accordance with Mexican tax law, Bernal is subject to income tax. Income tax is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values.  Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through an inflationary component.

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

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2022

20.	Subsequent event

Private Placement

Subsequent to April 30, 2022, the Company completed a non-brokered private placement for $1,200,000 upon the issuance of 6,000,000 units (the “Units”) at a price of $0.20 per Unit.  Each Unit is comprised of one common share of the Company and one-half of one transferable common share purchase warrant (the “Warrants”), each whole Warrant exercisable for a period of four years from the date of issue to purchase one common share of the Company at a price of $0.30 per share, provided that, if after the expiry of all resale restrictions, the closing price of the Company’s shares is equal to or greater than $0.40 per share for 20 consecutive trading days, the Company may, by notice to the Warrant holders reduce the remaining exercise period of the Warrants to not less than 30 days following the date of such notice.

The Company paid $48,000 as a finder’s fee for the portion of the financing attributable to the finder’s efforts. All of the securities issued pursuant to this private placement will have a hold period expiring four months plus one day after the closing date.